10/14

07027461

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Village Roadshow Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04213

FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

OICF/BY: dew

DAT : 10/22/07

AAIS
6-30-07

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

FINANCIAL REPORT
30 JUNE 2007

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report

Your Directors submit their report for the year ended 30 June 2007.

CORPORATE INFORMATION
Village Roadshow Limited ("the Company" or "VRL") is a company limited by shares that is incorporated and domiciled in Australia. The registered office of the Company is located at Warner Roadshow Movie World Studios, Pacific Motorway, Oxenford, Queensland 4210, with the principal administrative office at Level 1, 500 Chapel Street, South Yarra, Victoria 3122.

DIRECTORS AND SECRETARIES
The names of the Directors and Secretaries of the Company in office during the financial year and until the date of this report are:

Directors:
John R. Kirby (Chairman)
Robert G. Kirby
Graham W. Burke
Peter E. Foo (resigned 19 March 2007)
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson
David J. Evans (appointed 2 January 2007)
Robert Le Tet (appointed 2 April 2007)

Secretaries:
Philip S. Leggo
Shaun L. Driscoll

The qualifications and experience of the Directors and Secretaries and the special responsibilities of the Directors are set out on pages 8 to 10.

As at the date of this report, the relevant interests of the Directors in the shares, options and "in-substance options" of the Company and related bodies corporate were as follows:

Name of Director	Village Roadshow Limited			Austereo Group Limited
	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
John R. Kirby	79,793,031	-	-	181,093,856
Robert G. Kirby	79,793,031	-	-	181,093,856
Graham W. Burke	79,793,031	-	6,000,000	181,093,856
Peter M. Harvie	257,400	242,900	-	1,030,001
William J. Conn	191,563	-	-	-
Peter D. Jonson	10,000	33,236	-	-
D. Barry Reardon	10,000	8,552	-	-
David J. Evans	-	-	-	-
Robert Le Tet	-	-	-	-

Messrs J.R. Kirby, R.G. Kirby and G.W. Burke each have a relevant interest in 100% of the issued capital of:
- Village Roadshow Corporation Pty. Limited, the immediate parent entity of the Company; and
- Positive Investments Pty. Limited, the ultimate parent entity of the Company.

PRINCIPAL ACTIVITIES
The principal activities of the Company and its controlled entities ("economic entity") during the financial year were:
- Theme Park Operations;
- Cinema Exhibition;
- FM Radio Operations;
- Film, DVD and Video Distribution; and
- Film Production.

OPERATING AND FINANCIAL REVIEW
OVERVIEW
The Village Roadshow Limited group ("the Group" or "VRL group") recorded a net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year. The VRL group also reported a significant uplift in EBITDA, which increased to $224.8 million, 35% up on the prior year level of $165.9 million.

The strong performance in Theme Parks, Cinema Exhibition and Radio have driven earnings and provided the VRL group with significant cash flows. These cash flows, combined with the strength of the balance sheet, position the group well to take advantage of expected opportunities to grow the group's core businesses in the future, delivering further benefits to shareholders.

The VRL group is also well placed to increase its ownership positions in existing businesses where the business fundamentals suggest this course of action would create value for shareholders – as has been done with Theme Parks and Film Distribution.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Directors' Report (continued)

OPERATING AND FINANCIAL REVIEW (continued)
OVERVIEW (continued)
Highlights:

- Significant uplift in EBITDA from trading to $224.8 million.
- Net profit after tax of $45.1 million for the year ended 30 June 2007 compared to a $40.7 million loss in the prior year.
- Exceptional trading from Theme Parks, Cinema Exhibition and Radio. Most divisions trading above or in line with prior year results.
- Operating profit after tax, excluding one-off material items and discontinued operations totalled $37.2 million, compared with $17.6 million for the prior year.
- Special dividends and capital returns to shareholders and share buy backs during the year totalled $191.0 million.
- A fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share to be paid on 6 December 2007.
- Film Production Portfolio 2 was closed to help facilitate the pursuit of growth and diversification opportunities for Village Roadshow Pictures Group ("VPRG").
- A new strong slate of films in Portfolio 3 commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers (of *Matrix* fame).
- Agreement signed for a merger of the Film Production division with a leading company in the music sector.

The current year's result reflects an outstanding result for Theme Parks and Radio, a significant upturn in Cinema Exhibition results, on track profitability in Film Distribution but a disappointing performance in Film Production, which is expected to pick up in the year ending 30 June 2008.

Theme Parks performed strongly, achieving a $40 million operating profit under 100 percent ownership versus the comparative prior year result of $29.6 million after allowing for ownership changes, which validates the Group's decision to purchase the balance of the Theme Parks and Resorts operations early in the financial year.

Cinema Exhibition has benefited from the international rationalisation, as well as several highly successful film releases during the second half, tripling operating profit to $13.6 million.

The investment in Austereo also continues to reap rewards for the VRL group through its ongoing strong ratings and market share performance delivering the VRL group $15.7 million in dividends during the year.

The Film Distribution division continued to lead the market, delivering operating profits of $15.3 million, in-line with expectations, reflecting a successful, stable business. The move to 100% ownership of this business, announced on 15 August 2007, means the VRL group will further benefit from this division's strong profit and cash generating abilities in future years.

The Group's core businesses continue to benefit from a strong focus on improving sales margins, exercising cost restraint and managing operational cash flows. This enables the Group to consider new opportunities, such as Gold Class USA and potential Theme Park opportunities, both in Australia and overseas.

CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE
The Board of Directors completed a number of important capital management initiatives during the year:

- A fully-franked special dividend of 34 cents per ordinary share and 37 cents per A Class preference share, totalling $92.4 million.
- A capital return of 15 cents per ordinary share and 15 cents per A Class preference share, totalling $39.3 million.
- On-market buy-backs of ordinary shares and A Class preference shares totalling $59.3 million.

The total cash payments as a result of these capital management initiatives were $191 million in the year ended 30 June 2007.

VRL has announced it will pay a fully-franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share on 6 December 2007.

During the year VRL appointed David Evans and Robert Le Tet as non-executive board members. These appointments achieved the high priority goal of having a majority of independent directors. David Evans comes to VRL with considerable business and media experience, while Robert Le Tet brings VRL significant experience in broadcasting, films and entertainment.

OPERATIONAL PERFORMANCE
Theme Parks
During the first half of the 2007 financial year the VRL group completed its acquisition of the remaining 50% of the Theme Parks assets from Warner Bros. and the remaining share of Sea World Resort (formerly Sea World Nara Resort).

Operating profit before tax for the Theme Parks division was $40.0 million (100% owned), compared to $7.8 million (mainly 50% owned) for the prior year. Allowing for the change in ownership the comparative prior year result was $29.6 million.

The improvement in the underlying business can be attributed to increased attendances at all Parks following the implementation of several innovative marketing campaigns and better margins through micro-management of cost controls. Also contributing to the result was the successful trading of the Australian Outback Spectacular attraction in its first full year of operations.

Warner Bros. Movie World's attendances increased by 5.8% compared to the corresponding prior period following the introduction of new attractions such as *Superman – The Ride* and *Batwing*.

Sea World's attendances increased by 6.9% compared to the corresponding prior period. New attractions at this park included the new dolphin show *Imagine*.

OPERATING AND FINANCIAL REVIEW continued
OPERATIONAL PERFORMANCE continued
Theme Parks (continued)
Wet 'N' Wild Water World generated outstanding growth in attendances, being 18.8% up on the prior corresponding period. New attractions during the year included the opening of the new *H2O Zone* including the amazing *Tornado*. This Wet 'N' Wild increase was particularly pleasing as a new competitive water park opened in mid December last year. Wet 'N' Wild achieved a major milestone in its history this year with its attendances passing the one million mark for the first time.

Sea World Resort improved significantly with average room rates up 10.6% and occupancy rates also up 2.8% on the corresponding prior period. The Resort has benefited from increased synergies with the Theme Parks and improved joint marketing campaigns with VRL's other attractions such as Australian Outback Spectacular.

The new Australian Outback Spectacular attraction continued to trade above expectations since opening in April 2006 with occupancy running at over 95% of capacity. In the June 2007 quarter, attendances were up 9% against the June 2006 quarter.

Cinema Exhibition
VRL's share of operating profit before tax for the year to 30 June 2007 was $13.6 million, excluding discontinued operations, compared to a profit of $4.3 million in the previous year.

Cinema Exhibition's second half results were a marked contrast to the first half, with second half operating profit before tax of $14.5 million, compared to a first half loss of $0.9 million. This turnaround was due primarily to product offerings in the two halves. Second half releases included a significant number of big titles, including *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean – At World's End* and *Fantastic 4 – The Rise of the Silver Surfer*.

Thanks to this suite of blockbusters, all territories improved their profitability from the prior year. In Greece, the territory has transitioned from its original old style cinemas to the new "Village World" concept including **▼max**™, Gold Class and other complementary revenue streams such as cafes and bowling.

Post 30 June 2007, further strong results have been generated through *Transformers, Harry Potter and the Order of the Phoenix, The Bourne Ultimatum* and *The Simpson's Movie*.

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2006		Net Opened/ (Closed/Sold) During 2006/07		As at June 2007		To be Developed During 2007/08	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	72	596	(19)	(63)	53	533	–	7
Czech Republic	2	22	--	--	2	22	--	--
Greece	6	63	1	9	7	72	--	--
Singapore	8	58	1	15	9	73	--	--
Total	88	739	(17)	(39)	71	700	–	7

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

During the year, VRL completed the sale of its New Zealand, Fiji and Italian cinema circuits and exited from its two Austrian cinemas. VRL also disposed of all its interest in the Australian Palace cinema joint venture, except for Carlton Nova.

Radio
Austereo ended the 2007 financial year with net profit before tax totalling $66.9 million, up 13.5% on the prior year result of $59.0 million.

This increased profitability, combined with a 10% share buy-back, resulted in a 17.2% increase in Austereo's earnings per share to 12.75 cents. The Group declared a fully franked final dividend of 5.2 cents per share bringing the total dividends for the year to 9.0 cents per share.

Austereo maintained its total audience leadership, including every under 54 radio audience demographic*. The group completed a strong year with number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide. Major new programmes were launched which, together with the consistent ratings, provide the foundation for continued growth.

Austereo boasts a line up of outstanding talent including Hamish & Andy, Kyle and Jackie O, Marty Sheargold and Fifi Box, Tony Martin and Wil Anderson.

In addition to its solid FM brands, Austereo continues to invest in online developments broadening its reach to online streaming, online sites and iPod downloads. It releases over 650,000 podcast programme downloads on average each month.

Austereo remains well advanced in planning for the launch of Digital Radio in January 2009.

VRL sold down its ownership in Austereo to its current position of 51.65% during the year. The profit arising from this transaction has not been recognised in the Income Statement as Austereo remains a subsidiary of VRL. The gain has been taken to other reserves on the balance sheet.

* Nielsen Radio Research, Capital Cities, Survey 4, 19 June 2007.

OPERATING AND FINANCIAL REVIEW continued
OPERATIONAL PERFORMANCE continued
Film Distribution
The Film Distribution division performed in line with expectations. VRL's 50% share of the division's net profit after tax totalled $15.3 million compared to $16.7 million in the prior year.

Roadshow Films has continued to enjoy a leading market position, achieving a theatrical market share of 21% and remains the largest independent film distributor in the marketplace, with strong partners such as Warner Bros., Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company. It is also well placed to exploit opportunities in both existing mediums and emerging technologies, such as Video On Demand and Electronic Sell Through.

Films to be distributed by Roadshow in the coming year include the September releases of *The Brave One* starring Jodie Foster and *Hairspray*, *I Am Legend* starring Will Smith in November and *The Golden Compass* in December. *Speed Racer* directed by the Wachowskis (the *Matrix* trilogy) will be distributed in mid-2008.

Roadshow Entertainment is the DVD market's leading distributor and has performed exceptionally well principally due to a continuing focus on cost reduction and improved margins. The results also reflect strong sales from titles such as *Happy Feet, Memoirs of a Geisha, Brokeback Mountain, Music and Lyrics, She's the Man, March of the Penguins, The Lake House* and *Hoodwinked*. *Happy Feet* in fact achieved a key milestone, being the biggest selling Australian DVD ever at 437,000 units in under nine weeks of release. TV programming on DVD has continued to increase in popularity with *Thank God You're Here*, the BBC's *Little Britain* and *Planet Earth* and the award winning *Love My Way* all exceeding expectations.

Roadshow Television was similarly impressive, with full year sales results well above expectations predominantly achieved through increased licence fees from the successful investment in The Movie Network and strong gains in Pay-Per-View revenues from Foxtel's Box Office. Revenue from our NZ licensing arrangements with both TVNZ and SkyNZ also exceeded expectations.

On 15 August 2007, VRL announced its acquisition of Amalgamated Holdings Limited (AHD's) equity ownership in the Roadshow Group. This acquisition took VRL's ownership of Roadshow from 50% to 100%, taking the business from an associated entity to a wholly owned subsidiary. Consideration for this acquisition was $95 million, net of shareholder loans owed by AHD of $34.4 million.

Film Production
Operating loss before tax and one-off material items for the year ended 30 June 2007 was $55.8 million compared with a profit of $1.1 million in the prior year.

As announced on 16 August 2007, the Film Production division ("VRPG") closed off its second portfolio of films at the end of August 2007. This decision, taken in agreement with VRPG's studio partner, Warner Bros, led to the booking of film exploitation losses of approximately $45.0 million which are included in the above result.

This strategic decision allows VRPG to pursue growth opportunities with a new slate of films (Portfolio 3), commencing with *The Brave One* starring Jodie Foster, followed by *I Am Legend* starring Will Smith, *Get Smart* starring Steve Carell and *Speed Racer* directed by the Wachowski brothers of *Matrix* fame.

Portfolio 1, which includes the *Matrix* trilogy, will continue to recognise profits over its expected life. In accordance with the VRL portfolio accounting policy which follows Australian accounting standards, these remaining unbooked film exploitation profits are estimated at $25 million on a discounted cash flow basis. Also included in these results were unrealised interest rate hedging results (a loss of $9.4 million in the current year and a gain of $8.0 million in the prior year).

The VRL group has co-financed an Australian feature film, *Rogue* (October 2007 release). Any profits or losses relating to this film will be brought to account separately as it is not part of the film portfolios.

DIVIDENDS
The Directors have declared a fully-franked dividend of 9.0 cents per ordinary share and 12.0 cents per A Class preference share, which will be paid on 6 December 2007. On 4 December 2006, a fully-franked special dividend of 34.0 cents per ordinary share and 37.0 cents per preference share was paid, and in November 2005, a fully-franked special dividend of 7.175 cents per ordinary share and 10.175 cents per preference share was paid.

EARNINGS PER SHARE
Basic earnings per share were 30.12 cents (2006: negative 25.45 cents), basic earnings per share before discontinued operations were 19.68 cents (2006: negative 12.41 cents), and basic earnings per share before material items and discontinued operations were 24.85 cents (2006: 10.98 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2007 or 30 June 2006. Total earnings per share before material items and discontinued operations were 14.32 cents (2006: 6.53 cents), based on a weighted average total of 259,741,831 (2006: 269,143,549) ordinary and preference shares.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
Total equity of the economic entity increased by $5.4 million to $585.8 million during the year. This was attributable to decreases in share capital of $96.0 million (mainly related to the buy backs of shares and capital reductions) and retained profits of $53.1 million, which were offset by increases in minority interests of $23.6 million and reserves of $130.8 million.

Retained profits decreased by $53.1 million mainly as a result of the net profit of $45.1 million and special dividends paid of $92.4 million. The increase in reserves was mainly due to the increase in the controlled entity share sale and buyback reserve of $63.8 million (relating to increments following the sale of part of the shareholding in Austereo Group Limited) and the asset revaluation reserve of $62.8 million (relating to the acquisition of the remaining Theme Park interests effective 3 July 2006).

EVENTS SUBSEQUENT TO REPORTING DATE
Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

(a) Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:
As advised to the Australian Securities Exchange on 15 August 2007, VRL has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group.

Consideration for the purchase is $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price was funded out of VRL's existing cash reserves and undrawn credit facilities.

Upon completion of the transaction, which was effective from 25 July 2007, RD became a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

(b) Restructuring of Village Roadshow Pictures Group & creation of Village Roadshow Entertainment Group:
As advised to the Australian Securities Exchange on 3 September 2007, the Film Production division of the VRL group, Village Roadshow Pictures Group ("VRPG"), has signed an agreement with Concord Music Group ("Concord") to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group ("VREG").

VRPG and Concord will continue to operate as separate entities in the VREG group. The VRL group will own 39.9% of VREG, and cash consideration of approximately USD 47.8 million will be received at Closing which is expected around the end of October 2007, with the transaction being effective from 1 July 2007. In addition, the VRL group will be entitled to priority distributions of USD 38.25 million out of any future distributable excess cash flows of VREG.

The deconsolidation of the VRPG group will result in a one-off profit after tax of between A$190 million and A$210 million, and will also result in reductions in the VRL group's total assets of around A$958 million and total liabilities of around A$1,130 million, and an increase in total equity of between A$172 million and A$192 million.

(c) Takeover Offer for Sydney Attractions Group Limited:
As advised to the Australian Securities Exchange on 11 September 2007, VRL has made a cash takeover offer of $6.01 per share for all of the shares that the VRL group does not already own in Sydney Attractions Group Limited ("SAQ").

The VRL group currently owns 19.96% of the shares in SAQ, and if the total outstanding balance is acquired at the intended offer price, the total cost to VRL will be $111.3 million.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS
In accordance with the economic entity's strategy of continually improving each individual division's operating performance through the continued development of innovative and competitive products and services, it is anticipated that the economic entity's diversified businesses will operate profitably in the future.

SHARE OPTIONS
Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19 of the Financial Report. Details of share, option and "in-substance option" transactions in relation to Directors of the economic entity are set out in Notes 25 and 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS
Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $213,042 (2006: $270,425) which has been paid to insure each of the Directors and Secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

REMUNERATION REPORT
The Remuneration Report, which forms part of this Directors' Report, is set out on pages 11 to 25.

DIRECTORS' MEETINGS
The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Name of Director	Number of Meetings Held While in Office				Number of Meetings Attended			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W. Burke	11	-	2	-	10	-	2	-
William J. Conn	11	3	2	4	11	3	2	4
David J. Evans	4	-	-	-	4	-	-	-
Peter E. Foo	8	-	-	-	8	-	-	-
Peter M. Harvie	11	-	-	-	11	-	-	-
Peter D. Jonson	11	3	-	-	11	3	-	-
John R. Kirby	11	-	-	4	10	-	-	4
Robert G. Kirby	11	-	-	-	11	-	-	-
Robert Le Tet	3	1	-	-	3	1	-	-
D. Barry Reardon	11	2	2	4	10	2	2	4

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

TAX CONSOLIDATION

A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited, which forms part of this Directors' Report, is set out on page 7.

NON-AUDIT SERVICES PROVIDED BY AUDITOR

Details of the non-audit services provided by the Auditor are set out in Note 27 of the Financial Report. The non-audit services summarised in Note 27 were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 20th day of September 2007.

G.W. Burke
Director

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our audit of the financial report of Village Roadshow Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

D R McGregor
Partner
20 September 2007

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Officers' Profiles

Board of Directors

John R Kirby
Chairman, Executive Director, Age 60

Member of the Board since 12 August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment industry. Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Member Executive Committee
Chairman Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 January 2001

Robert G Kirby
Deputy Chairman, Executive Director, Age 56

First joined the Board on 12 August 1988, reappointed 5 July 2001

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Deputy Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Pty Ltd. Currently Deputy Chair of Peter MacCallum Cancer Foundation and of the Zoological Parks and Gardens Board, Member of Patrons Council, Epilepsy Foundation and Patron of Victorian Arts Centre.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 June 2001
Sydney Attractions Group Limited, from 19 December 2006 to 16 April 2007

Graham W Burke
Managing Director, Executive Director, Age 65

Member of the Board and Managing Director since 9 September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Chairman Executive Committee
Member Remuneration Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 January 2001

Peter M Harvie
Executive Director, Age 68

Member of the Board since 20 June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of the Clemenger Harvie advertising agency from 1974 to 1993. Director Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 16 January 2001

Board of Directors (continued)

William J Conn
Independent Non-Executive Director, Age 61

Member of the Board since 12 March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is a Director of Becton Property Group Limited, Coneco Limited and Berren Asset Management Limited. He is Chairman of the Foundation for Young Australians, a Director of both the National Academy of Music and Melbourne Food and Wine and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee
Member Remuneration Committee to June 2007
Member Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Grand Hotel Group Limited, until 15 February, 2007
Coneco Limited, since 26 March 2001
Becton Property Group Limited, since 1 July 2005
Berren Asset Management Limited (as Responsible Entity for the International Wine Investment Fund), since 3 November 2004

Peter D Jonson
Independent Non-Executive Director, Age 61

Member of the Board since 24 January 2001

Holds a Bachelor of Commerce and Master of Arts degrees from Melbourne University and Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Founding Chair Australian Institute for Commercialisation Ltd (2002-2007). Currently Chair of Bionomics Ltd, Australian Aerospace and Defence Innovations Ltd and the Federal Government's Cooperative Research Centre Committee. Serves on the Boards of other companies including Phillip Asia Capital Management Ltd, Metal Storm Limited and Pro Medicus Ltd.

Member Audit Committee
Chairman Remuneration Committee from July 2007

Other Listed Public Company Directorships in previous 3 years:
Bionomics Ltd, since 11 November 2004
Pro Medicus Limited, since October 2000
Metal Storm Limited, since 7 February 2006

D Barry Reardon
Independent Non-Executive Director, Age 75

Member of the Board since 24 March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 40 years in the motion picture business. Formerly Executive Vice President and Assistant to the President, Paramount Pictures. Between 1975 and 1978, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and between 1978 and 1999 was President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee to March 2007
Member Remuneration Committee
Member Nomination Committee to June 2007

Other Listed Public Company Directorships in previous 3 years:
Loewe Cineplex Inc., since September 2003
Tribune Media Inc., since 1999
Sundance Cinema Corporation Inc, since January 2006

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Officers' Profiles (continued)

Board of Directors (continued)

David J. Evans
Independent Non-Executive Director, Age 67

Member of the Board since 2 January 2007

Over 40 years international business experience in media and entertainment industries including CEO of GTV Channel Nine in Melbourne, President and COO at Fox Television and Executive Vice President News Corporation including Sky Entertainment Services Latin America. Most recently President and CEO of Crown Media Holdings Inc, previously Hallmark Entertainment Networks, since 1999. Serves on the board of John Fairfax Holdings Limited, British Sky Broadcasting Group Plc and the Australian Tissue Engineering Centre.

Member Nomination Committee from July 2007

Other Listed Public Company Directorships in previous 3 years:
John Fairfax Holdings Limited, since 22 June 2005
British Sky Broadcasting Group Plc, since 21 September 2002

Robert Le Tet
Independent Non-Executive Director, Age 63

Member of the Board since 2 April 2007

Holds a Bachelor of Economics from Monash University and has qualified as an accountant with over 35 years experience in broadcasting, film and entertainment industries. Founded and operates as Executive Chairman of venture capital company Questco Pty Ltd. Previously Director at television production company Crawford Productions, Deputy Chairman at radio station EONFM as well as 20 years as Chairman and CEO of Australia's largest film and advertising production company, The Film House Group. Also previously Chairman of Metropolitan Ambulance Service in Melbourne, WSA Communications Pty Ltd, Entertainment Media Pty Ltd and radio stations 3UZ and 3CV. Served as Board member for 5 years of the Australian Broadcasting Authority and was Chairman of its Audit Committee.

Member Audit Committee from April 2007

Other Listed Public Company Directorships in previous 3 years:
Nil.

Peter E Foo
Finance Director, Executive Director, Age 52

Member of the Board from 12 February 1998 to 19 March 2007

Holds a Bachelor of Economics with 29 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and served as Finance Director from 1998 until 19 March 2007, becoming Group Chief Operating Officer in March 2007. Director Austereo Group Limited and all Village Roadshow's major subsidiaries.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 25 February 2004

Company Secretaries

Philip S Leggo
Group Company Secretary, Age 53

A Chartered Accountant holding a Bachelor of Business Studies from Royal Melbourne Institute of Technology and a Fellow of the Australian Institute of Company Directors. Mr Leggo has over 20 years experience in the media and entertainment industries, is a member of the Company's Executive Committee and a Secretary and Director of all of Village Roadshow's major subsidiaries.

Shaun L Driscoll
Co Company Secretary & Group Manager Corporate Services, Age 52

Holds a Bachelor of Arts and Bachelor of Laws from University of Natal and is a Fellow of the Institute of Chartered Secretaries. Mr Driscoll has diverse industry experience including over 17 years with Village Roadshow, is a Secretary of all of Village Roadshow's subsidiaries and associated entities and a Director of Village Roadshow's wholly owned subsidiaries.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report

This report outlines the compensation arrangements in place for Directors and senior managers of the Company and of other senior managers of the Village Roadshow Limited consolidated entity for the year ended 30 June 2007 in accordance with Section 300A of the *Corporations Act 2001*. The compensation of the Key Management Personnel of the consolidated entity as required by AASB 124 and their share-based payments are set out in Notes 25 and 26 of the Financial Report.

1. Board Policy

The performance of the Company depends upon the skills and quality of its Directors, and its Secretaries and senior executives ("senior managers"). To prosper the Company must attract, motivate and retain highly skilled Directors and senior managers. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its compensation framework:

- Provide competitive rewards to attract and retain high calibre Directors and senior managers who are dedicated to the interests of the Company;
- Link executive compensation to the achievement of the Company's financial and operational performance;
- All Executive Directors and senior managers have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
- Establish appropriate, demanding, personalised performance hurdles in relation to variable executive remuneration and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ("at risk") pay:

- Short term, fixed compensation;
- Other benefits and post-employment compensation such as superannuation; and
- Variable Compensation:
  - Short Term performance Incentive Bonus ("STI"); and
  - Long Term equity-linked performance Incentive ("LTI").

2. Remuneration Committee

The Remuneration Committee's Charter provides for the review of compensation of the Company's Directors and senior managers, including any equity participation by Executive Directors and senior managers. The Committee makes recommendations and takes external advice from time to time on the compensation of the Executive Directors and senior managers with the overall objective of motivating and appropriately rewarding performance.

The Charter, role, responsibilities, operation and membership of the Remuneration Committee of the Board are set out in the Corporate Governance section of the Company's Annual Report.

The compensation arrangements of the separately ASX listed controlled entity, Austereo Group Limited ("Austereo"), are determined by that entity's Remuneration Committee, and, subject to the completion of the merger to form Village Roadshow Entertainment Group (BVI) Limited ("VREG") later in calendar 2007, by VREG's Remuneration Committee.

3. Non-executive Director Remuneration

(a) Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain appropriately qualified and experienced Non-executive Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. The Company operates a complex business in fiercely competitive markets and the duties and obligations of Non-executive Directors are becoming increasingly onerous.

(b) Structure

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by shareholders in general meeting. An amount not exceeding the annual amount so determined is then divided between the Non-executive Directors as agreed.

The latest determination was at the Annual General Meeting held on 24 November 1998 when shareholders approved an aggregate remuneration level for Non-executive Directors of $800,000 per annum. This aggregate fee level includes any compensation paid to Non-executive Independent Directors who may serve on Boards of the consolidated entity, including those Non-executive Independent Directors of Austereo, which are paid directly by those entities. Aggregate payments to Non-executive Directors have never exceeded the total pool approved by shareholders.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board Committee on which a Non-executive Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more Committees.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they served, payable quarterly in arrears. From July 2007 these fees have been increased to $80,000 per annum and to $15,000 per Committee representation, other than for the Nomination Committee which is set at 50% of the Committee fee. In addition, Committee Chairs are paid at a rate of 50% above other Committee members in recognition of the additional workload.

3. Non-executive Director Remuneration (continued)

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which, where applicable, are included as part of their total Director's fee remuneration.

In addition, it is considered good governance for Directors to have a stake in the Company on whose board he or she sits and the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or by ASX Listing Rules, Directors may be invited from time to time to participate in share and 'in substance option' plans offered by the Company.

The various share, option and 'in substance option' entitlements of all Directors are advised to the Australian Securities Exchange in accordance with the Listing Rules and Corporations Act requirements and are set out on page one of the Directors' Report.

The remuneration of Non-executive Independent Directors for the periods ending 30 June 2007 and 30 June 2006 is detailed on page 24 of this Remuneration Report.

4. Executive Director and Senior Manager Compensation

The names and positions of the Executive Directors, and of the five highest paid senior managers of the Company and of the consolidated entity for the period ending 30 June 2007 and 2006 ("relevant senior managers") are detailed on pages 24 and 25 of this Remuneration Report.

(a) Objective

The Company aims to reward Executive Directors and senior managers with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the Company, so as to:

- reward for Company or divisional performance against targets set by reference to appropriate benchmarks;
- align the interests of the Executive Directors and senior managers with those of the Company and of its shareholders;
- link their rewards to the strategic goals and performance of the Company or relevant division; and
- ensure total compensation is competitive by market standards.

(b) Structure

In determining the level and make-up of Executive Director and senior manager compensation, the Remuneration Committee seeks independent advice of external consultants as required to advise on market levels of compensation for comparable roles from time to time.

The compensation of Executive Directors and senior managers consists of one or more of the following key elements:

- Short term, fixed compensation;
- Other compensation such as post employment compensation (including superannuation); and
- Variable Compensation:
  - Short Term Incentive Bonus ("STI"); and
  - Long Term Incentive ("LTI").

The proportion of fixed pay and variable compensation (potential short term and long term incentives) is monitored by the Remuneration Committee, taking into account the Company's then present circumstances and its future short-term and longer-term goals.

The details of the fixed and variable components (and the relevant percentages) of each individual Executive Director and relevant senior manager of the Company and of the consolidated entity are set out on pages 24 and 25 of this Remuneration Report.

The remuneration and terms and conditions of employment for the Executive Directors and senior managers are often but not always specified in individual contracts of employment. The details of each contract of the relevant Executive Directors and relevant senior managers are outlined on pages 22 and 23 of this Remuneration Report.

(c) Fixed Compensation

(i) Objective

The level of fixed pay is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market.

Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. As noted earlier, the Committee has access to independent external advice.

(ii) Structure

The Executive Directors and senior managers receive their fixed (primary) compensation in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits. The fixed compensation component of each Executive Director and relevant senior manager for the periods ended 30 June 2007 and 30 June 2006 is detailed on pages 24 and 25 of this Remuneration Report.

4. Executive Director and Senior Manager Compensation (continued)

(d) Variable Compensation — Short Term Incentive ("STI") Bonus

(i) Objective

The objective of the STI bonus program is to link the achievement of the Company or divisional annual operational targets with the compensation received by the Executive Directors and senior managers charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Executive Director or senior manager to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.

(ii) Structure

All Executive Directors and senior managers are eligible to participate in the Company's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to each Executive Director and senior manager depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met.

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company or the division.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the Company's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Mr. P.M. Harvie declined to accept his 2006 STI bonus from Austereo. All bonuses, including any recommended STI bonus payments for Executive Directors and senior managers, are approved by their respective Remuneration Committees.

As future STI bonuses are dependent on a number of external variables, including the future share price of the Company's securities and the financial performance of the consolidated entity, it is not possible to estimate the minimum or maximum bonuses that might be payable in subsequent financial years.

In addition, transaction based specific bonuses may be payable to one or more Executive Directors and senior managers where specific medium term strategic challenges are encountered. In particular, the senior management involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ("VRPG") resulted in cash bonuses being paid to Messrs G.W. Burke, G. Basser, B. Berman. S. Krone and other VRPG senior executives.

The STI bonus payments made to each of the Executive Directors and relevant senior managers in the periods ending 30 June 2007 and 30 June 2006 are detailed on pages 24 and 25 of this Remuneration Report.

(e) Variable Remuneration — Long Term Incentive ("LTI")

(i) Objective

The objective of the Company's various LTI plans is to reward Executive Directors and senior managers in a manner which assists in aligning this element of their remuneration with the creation of shareholder wealth.

Over the past five years there have been six different LTI plans within the consolidated entity:
- The issue of options over ordinary shares to the Managing Director;
- The Company's Executive Share Plan and Loan Facility ("ESP");
- The Company's Senior Executive Share Plan and Loan Facility ("SESP")
- Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP");
- The Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ("VRPG LTI"); and
- The Company's legacy Executive and Employee Option Plan ("EOP")

Participation in the LTI plans listed above for the Company's Directors and executives are set out in Note 26 of the Financial Report.

The LTI plans are not designed specifically to remunerate Executive Directors or senior managers, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Executive Directors and senior managers to whom the LTI's are granted and to assists in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company. The characteristics and performance conditions of the VRPG LTI are outlined below on pages 17 and 18 of this Remuneration Report.

Other than the VRPG LTI, the benefits, if any, under the LTI plans are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of Executive Directors' and senior managers' employment are appropriate given the shorter term performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to Mr. G.W. Burke and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance from the Company's Managing Director and to closely align Mr. Burke's interests with those of shareholders.

Other than as noted below, no options have been granted, exercised or lapsed during the reporting period. Details of unissued shares under option, shares issued as a result of the exercise of options and 'in substance options' held during the period in relation to Key Management Personnel of the Company are set out in Note 26 of the Financial Report.

4. Executive Director and Senior Manager Compensation (continued)

The Company has used the fair value measurement provisions of AASB 2: *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2: *Share-based Payment* these are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants are disclosed as part of Director and senior manager compensation and are amortised on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to 'in substance options' that never vest (i.e. forfeitures).

From 1 January 2005, options or 'in substance options' granted as part of Director and senior manager compensation have been valued using the Black Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

A detailed summary of these various LTI plans is set out below.

(ii) Structure

(A) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005; and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are:

Number of Options	Grant Date	Vesting Date	Fair Value
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as the options were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $nil for the 2007 financial year (2006: $38,558). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed on page 24 of this Remuneration Report.

(B) Executive Share Plan and Loan Facility ("ESP")

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

4. Executive Director and Senior Manager Compensation (continued)

On 17 March 2005, 150,000 preference shares were allotted to Mr. P.S. Leggo according to his employment contract. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each option for Mr. Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Leggo are:

Number of Options	Grant Date	Vesting Date	Fair Value
30,000	17 March 2005	17 March 2006	$0.33
30,000	17 March 2005	17 March 2007	$0.33
30,000	17 March 2005	17 March 2008	$0.33
30,000	17 March 2005	17 March 2009	$0.33
30,000	17 March 2005	17 March 2010	$0.33

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $11,240 for the 2007 financial year (2006: $19,676). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed on page 25 of this Remuneration Report.

On 31 January 2007, 150,000, 200,000, 150,000, 300,000 and 350,000 preference shares were allotted to Messrs P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe respectively. The total number of preference shares allotted to these Key Management Personnel was 1,150,000. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 31 January 2007:

- Value per loan per share: $3.14;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.971% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe are:

Number of Options	Grant Date	Vesting Date	Fair Value
230,000	31 January 2007	31 January 2008	$0.919
230,000	31 January 2007	31 January 2009	$0.919
230,000	31 January 2007	31 January 2010	$0.919
230,000	31 January 2007	31 January 2011	$0.919
230,000	31 January 2007	31 January 2012	$0.919

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $199,663 for the 2007 financial year (2006: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, T. Carroll and Ms. J.E. Raffe's 'in substance options' and the percentage of their total remuneration is detailed on page 25 of this Remuneration Report.

On 28 April 2006, 533,333 preference shares were allotted to Mr. G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr. Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr. Basser resulting in a starting loan balance in April 2006 of $1.65 per share.

4. Executive Director and Senior Manager Compensation (continued)

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006, 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% vesting in April 2007 based on a market price of approximately $2.24 per share.

The fair value of each 'in substance options' for Mr Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Basser are:

Number of Options	Grant Date	Vesting Date	Fair Value
426,666	28 April 2006	28 April 2006	$0.55
106,667	28 April 2006	28 April 2007	$0.55

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $48,541 for the 2007 financial year (2006: $244,792). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed on page 25 of this Remuneration Report.

On 30 April 2006, Mr. Basser ceased to be a senior executive of the Company but remains a senior executive of the consolidated group at the end of the 2007 financial year.

(C) Senior Executive Share Plan and Loan Facility ("SESP")

The Company's SESP was approved by shareholders on 25 November 2005 and allows for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's then Finance Director, Mr. P.E. Foo, under a Share Subscription and Loan Deed.

The SESP shares were issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by Mr. Foo who pays for the allotment by obtaining a loan from the economic entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr. Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' relating to preference shares for Mr. Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.50
200,000	14 December 2005	14 December 2007	$0.50
200,000	14 December 2005	14 December 2008	$0.50
200,000	14 December 2005	14 December 2009	$0.50
200,000	14 December 2005	14 December 2010	$0.50

4. Executive Director and Senior Manager Compensation (continued)

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' relating to ordinary shares for Mr. Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.90
200,000	14 December 2005	14 December 2007	$0.90
200,000	14 December 2005	14 December 2008	$0.90
200,000	14 December 2005	14 December 2009	$0.90
200,000	14 December 2005	14 December 2010	$0.90

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $174,087 for the 2007 financial year (2006: $123,863) for the preference share 'in substance options' and of $313,356 for the 2007 financial year (2006: $222,953) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed on page 24 of this Remuneration Report.

On 19 March 2007, Mr. Foo resigned as a director of the Company but, as Group Chief Operating Officer, remains a senior executive of the Company at the end of the 2007 financial year.

(D) Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP")

The AESP, and the specific grant of shares to Messrs P.M. Harvie and M.E. Anderson, was approved by shareholders of Austereo on 19 January 2001, and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period is less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is basis on which they have been classified as 'in substance options'.

Under AASB 2: *Share-based Payment*, any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

(E) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI")

Village Roadshow Pictures Group ("VRPG"), the Company's motion picture production division, issued certain rights (called "Performance Units") in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230 million.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an Initial Public Offering ("IPO") only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs.

If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

4. Executive Director and Senior Manager Compensation (continued)

There are two types of Performance Units – Category A provides for five executives (including Messrs G. Basser and S. Krone and Ms. D. Goldberg) in total to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230 million, and Category B is a right for Mr. B. Berman to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

The fair value of each Category A Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230 million;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 5.05% of VRPG	1 November 2005	31 December 2006	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2007	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2008	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2009	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2010	$358,004

The fair value of each Category B Performance Unit option is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	1 November 2005	31 December 2006	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2007	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2008	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2009	$241,084
20% of 2.5% of VRPG	1 November 2005	31 December 2010	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7907 (2006: 0.7463). This amounts to a total of $221,687 for Category A for the 2007 financial year (2006: $273,487) and $368,449 for Category B for the 2007 financial year (2006: $364,727). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Messrs Basser, Berman and Krone and Ms. Goldberg's options and the percentage of their total remuneration is detailed on page 25 of this Remuneration Report. Subject to the completion of the VREG merger referred to on page 11 of this Remuneration Report, the VRPG LTI will be reset at the VREG level and equity-accounted, rather than the existing VRPG level, which is consolidated.

(F) Executive and Employee Option Plan ("EOP")

The Company's EOP was approved by shareholders in November 1993 and allows for the issue of options over the Company's issued ordinary and A Class preference shares to executives and employees of the consolidated entity. Directors of the Company were not eligible to participate in the EOP. All grants to Mr. P.M. Harvie under the EOP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company. The options were exerciseable at the end of years one, two, three, four and five after the date of grant and were often exercised by obtaining a loan from the consolidated entity which held the resulting shares as security.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report (continued)

4. Executive Director and Senior Manager Compensation (continued)

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by continuing participants remain.

(G) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

Details of the loans for such 'in substance options' held by Key Management Personnel of the Company, including their personally-related entities, under the share based payment plans during the financial period are set out in Note 26 of the Financial Report.

Allotments to any Director or senior executive, including their personally-related entities, under the share based payment plans during the financial period and the relevant loans during the financial period are set out in Note 26 of the Financial Report.

During the financial year, the number of shares in the Company and in Austereo in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

(f) Other benefits

The Company has other compensation arrangements with some executives and senior managers such as travel and entertainment reimbursement for business purposes only, relocation and expatriate related costs, health insurance expenses and either Company maintained vehicles or car allowances.

In addition the payment of superannuation or retirement benefit amounts within prescribed statutory limits are made, including various ancillary insurance covers, depending on the jurisdiction in which the Executive Director or relevant senior manager is based and the local market practices applicable. The details of the value of these benefits are set out on pages 24 and 25 of this Remuneration Report.

The Company concluded an agreement with Mr R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a 5 year term, repayable earlier in the event that Mr Kirby's employment with the Company ceased. The interest rate applicable to the loan was the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the Company's cost of borrowing plus a margin of 0.50%. The loan was repaid in full with accrued interest on 29 March 2007. No compensation value has been attributed to this loan as it was on arms length terms and conditions.

5. Company Performance


Ordinary Share Price - Relative Performance
Preference Share Price - Relative Performance
S&P ASX200 - Relative Performance
Relative Performance
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
2003
2004
2005
2006
2007

ASX200 month end closing price history - Commonwealth Securities Limited

The above chart shows the relative performance in percentage terms of the Company's ordinary and preference share prices against the performance of the ASX200 index since July 2003. Despite high global commodity prices reflecting strong share prices in the mining and resources sector within the ASX200 index, the Company's relative share price performance has remained strong.

5. Company Performance (continued)


Total EPS excluding material items and discontinued operations
Total Shareholder Return (on $1,000 invested on 1st July 2002)
Executive Director Total Aggregate Remuneration excluding equity
Top 5 Company Executives - Total Aggregate Remuneration excluding equity
EPS (CPS)
TSR (A$)
Rem (A$'000)
20
15
10
5
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
20,000
16,000
12,000
8,000
4,000
0
2003
2004
2005
2006
2007

Total Shareholder Return – Merrill Lynch International (Australia) Limited

The above chart reflects the Total Shareholder Return ("TSR") of the Company for the current reporting period and in each of the four preceding years. It is based on the investment of $1,000 in ordinary shares on 1 July 2002 and demonstrates the impact on shareholders of investing in ordinary shares over that five year time frame. The chart also shows the growth in Earnings Per Share ("EPS"), shown in cents per share, over the same five year period – this is the total EPS as at 30 June over each of the five years, excluding material items and discontinued operations, measured against the weighted average ordinary and preference shares on issue at each 30 June year-end. The EPS for 2003 and 2004 are historical results that have not been restated to reflect any changes resulting from measurement under AIFRS methodology.

Overlaid over the TSR and EPS data is the total aggregate annual remuneration, including bonuses from all sources, of the four Executive Directors including Mr. P.E. Foo to 19 March 2007, but excluding Mr. P.M. Harvie who is remunerated by Austereo. Excluded from the total aggregate remuneration is the notional equity value of Mr. Burke's ordinary options issued in May 2001 and Mr. Foo's SESP shares issued in December 2005 as described above. Similarly, the total aggregate annual remuneration, including bonuses from all sources, of the five continuing Company relevant senior managers is superimposed over the TSR and EPS performance of the Company.

It is inappropriate to directly link the individual remuneration of the relevant senior managers of the consolidated entity to the performance of the Company as a whole due to their individual divisional performance criteria.

The movement in total Executive Director remuneration since 2003 has broadly followed the increase in TSR and EPS. The trend line also recognises the voluntary 20% cut in base salary taken by Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo in September 2002, which was partly reversed in April 2005. Growth in underlying shareholder value, measured by TSR, over the previous 5 years has for the most part outstripped any rise in total Executive Directors' aggregate remuneration. In particular, the special dividends and capital return paid by the Company in the 2007 financial year positively impacted on TSR for the current period, increasing by approximately 59% in the 12 months to 30 June 2007.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Remuneration Report (continued)

5. Company Performance (continued)


CFROI (%)
Share Price (A$)
Cash Flow Return On Investment
Executive Directors - Aggregate Annual Bonus Remuneration
Top 5 Company Executives - Aggregate Annual Bonus Remuneration
Share Price - Ordinary
Rem (A$'000)
20%
15%
10%
5%
0%
4
3
2
1
0
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007

Ordinary share price month end closing price history - Commonwealth Securities Limited

The above chart reflects the total aggregate annual STI bonus remuneration of the four Executive Directors for the current reporting period and in each of the four preceding years, including Mr. P.E. Foo, but excluding Mr. P.M. Harvie who is remunerated by Austereo. Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company is also shown.

Due to the individual divisional performance bonus criteria applicable to the relevant senior managers of the consolidated entity, it is not appropriate to reflect their divisional STI bonus payments measured against the overall performance of the Company as a whole.

The bonus amounts shown for the three Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, are those accrued for the year to which the payment relates. However the STI bonuses of Mr P.E. Foo and of senior managers shown above and set out in the tables on pages 24 and 25 of this Remuneration Report, are discretionary and are payable at the end of each calendar year, hence they relate to the performance of the Company in the prior period. The chart has not been amended to reflect this timing difference.

The calculation of annual bonuses for the three named Executive Directors is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these three Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the three Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable.

Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company has been broadly steady over the last several years.

Where one-off 'transactional bonuses' have been paid arising from the successful completion of specific medium term strategic initiatives, these have been excluded for comparative purposes. These include a transactional bonus for Mr. Basser for the successful completion of the refinancing of the Company's Film Production division in the June 2003 reporting period and transactional bonuses to Mr Basser and to Mr Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc. in October 2005.

6. Employment Contracts

Compensation and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited, the Company's five relevant senior managers and relevant senior managers of the consolidated entity with the highest remuneration, are formalised in service agreements.

The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to compensation are as set out below.

(a) Executive Directors

The names of the Executive Directors and their titles and roles are set out on pages 8 to 10 of the Directors' Report.

Mr. G.W. Burke's five year contract with the Company as Managing Director expires on 14 December 2010. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and CFROI levels. The contract also provides for the grant of six million options over ordinary shares (as described above and which expire on 30 November 2007) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2009. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary. Mr. Harvie declined to accept his STI bonus from Austereo for 2006.

The Company's Group Chief Operating Officer (formerly Finance Director until 19 March 2007), Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

(b) Company senior managers

The names and respective positions of the Company's five senior managers with the highest remuneration for the period ended 30 June 2007 are set out below:

Village Roadshow Limited

Name	Position	Employer
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Timothy Carroll	Chief Marketing Officer	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009, and Mr. Phillipson's contract has an option to extend for a further two years at the Company's option. Ms. Raffe's service agreement expires on 30 November 2009, and Mr. T. Carroll has an ongoing employment agreement. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr. Leggo and Ms. Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus, which in the case of Mr. Carroll depends on performance against nominated EBITDA targets. Mr. Pane's contract has a non-standard leave entitlement for flexible working arrangements. Payment for termination without cause under these employment contracts for Messrs. Leggo, Carroll and Phillipson and Ms. Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested LTI plan shares and 'in substance options' will immediately be forfeited.

6. Employment Contracts (continued)

(c) Consolidated entity senior managers

The names and respective positions of the five relevant senior managers of the consolidated entity with the highest remuneration for the periods ended 30 June 2007 are set out below:

Village Roadshow Limited consolidated entity

Name	Position	Employer
Bruce Berman	Chairman & Chief Executive Officer	Village Roadshow Pictures Entertainment Inc.
Gregory Basser	Chief Executive Officer, Village Roadshow Entertainment Group USA	Village Roadshow Limited (to 30/4/2006) and Village Roadshow Pictures Entertainment Inc. (from 1/5/2006)
Dana Goldberg	President of Production	Village Roadshow Pictures Entertainment Inc.
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Steve Krone	President & Chief Operating Officer (resigned 31 December 2006)	Village Roadshow Pictures Entertainment Inc.

The top five relevant senior managers of the consolidated entity includes the Company executive Mr. T.N. Pane (2006: Messrs G. Basser and T.N. Pane) whose contract details are provided above.

Until 30 April 2006, Mr. G. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition, a separate Consultancy Agreement with Greg Basser Pty. Ltd. existed for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr. Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc. to 30 June 2011 and a new consultancy agreement with Onbass Pty. Ltd. for services to Village Roadshow Film Administration Management Pty. Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition Mr. Basser's employment contract with Village Roadshow Pictures Entertainment Inc. provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined above.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr. Basser's US based employment ceases and Mr. Basser returns to Australia, the Company will offer Mr. Basser an equivalent position and annual compensation of at least $1 million, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

Both Mr. B. Berman and Ms. D. Goldberg are employed by Village Roadshow Pictures Entertainment Inc. with contracts expiring on 30 June 2011 and 31 December 2010 respectively. In addition to base salary and ancillary benefits, both Mr. Berman and Ms. Goldberg are eligible to be paid an annual bonus linked to the performance of the Company's Film Production division, Village Roadshow Pictures Group ("VRPG"). There are no provisions for pre-determined compensation in the event of termination for either executive as the contracts are subject to mitigation obligations. In addition, both Mr. Berman and Ms. Goldberg participate to the extent of 2.5% and 0.75% respectively in Category B and Category A of the VRPG LTI shadow equity plan as outlined above. The Category B Performance Units replaced Mr. Berman's previous entitlement to 2.5% of the equity at no cost, or the sales proceeds thereof, if the majority of the Company's equity in Village Roadshow Pictures was floated or sold during his employment.

Mr. S. Krone was also employed by Village Roadshow Pictures Entertainment Inc. until 31 December 2006. In addition to base salary and ancillary benefits, Mr. Krone participated in a discretionary bonus scheme and in the ESP. Mr. Krone's 0.75% participation in Category A of the VRPG LTI was cancelled upon his cessation of employment.

Attached are the following tables:

- Remuneration of Directors of the Company for the periods ended 30 June 2007 and 30 June 2006
- Remuneration of five highest remunerated executives of the Company and of the consolidated entity for the periods ended 30 June 2007 and 30 June 2006.

Compensation of Directors of the Company for the periods ended 30 June 2007 and 30 June 2006

Name of Director	Position * from / to	Year	Note	Short term Benefits: Salary & Fees	Short term Benefits: Cash Bonus S.T.I.	Short term Benefits: Non-cash Benefits	Short term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termin-ation Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
John R. Kirby	Executive Chairman from 28/06/06	2007	1	1,782,500	551,466	11,305	-	105,113	-	-	29,731	-	-	2,480,115	22.24%
		%		71.87	22.24	0.46	-	4.24	-	-	1.20	-	-	100.00	
		2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	0.00%
		%		91.35	0.00	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
Robert G Kirby	Executive Deputy Chairman from 28/06/06	2007	1	1,779,472	551,466	158,551	6,055	105,113	-	-	178,180	-	-	2,778,837	19.85%
		%		64.04	19.85	5.71	0.22	3.78	-	-	6.41	-	-	100.00	
		2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	0.00%
		%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2007	1	1,782,500	551,466	135,061	-	105,113	-	-	29,741	-	-	2,603,881	21.18%
		%		68.46	21.18	5.19	-	4.04	-	-	1.14	-	-	100.00	
		2006	3, 5	1,780,680	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
		%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
Peter E. Foo	Finance Director to 19/03/07 then Group Chief Operating Officer from 19/03/07	2007	4, 6, 7	1,178,030	300,000	51,359	4,464	105,113	-	137,720	35,927	-	487,443	2,300,056	40.22%
		%		51.22	13.04	2.23	0.19	4.57	-	5.99	1.56	-	21.19	100.00	
		2006	6	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
		%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2007	2, 4	740,768	500,000	8,098	-	101,134	-	90,746	13,835	-	-	1,454,581	40.61%
		%		50.93	34.37	0.56	-	6.95	-	6.24	0.95	-	-	100.00	
		2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
		%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2007		52,752	-	-	-	62,248	-	-	-	-	-	115,000	-
		%		45.87	-	-	-	54.13	-	-	-	-	-	100.00	
		2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2007		77,980	-	20,818	-	7,020	-	-	-	-	-	105,818	-
		%		73.69	-	19.67	-	6.63	-	-	-	-	-	100.00	
		2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	-
		%		91.74	-	0.00	-	8.26	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2007		141,250	-	-	-	-	-	-	-	-	-	141,250	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
		2006		145,000	-	-	-	-	-	-	-	-	-	145,000	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
David Evans	Independent Director since 02/01/07	2007		32,110	-	-	-	2,890	-	-	-	-	-	35,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	0.00	
Robert Le Tet	Independent Director since 02/04/07	2007		19,495	-	-	-	1,755	-	-	-	-	-	21,250	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	0.00	

* The start dates shown above for Positions held do not necessarily coincide with commencement dates - the dates of appointment of Directors are set out on pages eight and nine.

1. Bonus amounts represent 2006/07 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. Mr. Harvie declined to accept his bonus from Austereo for 2006.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's various Executive Share Plans.
5. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
6. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
7. Includes remuneration for the whole 2007 financial year, including amounts after having resigned as an Executive Director of the Company on 19 March 2007, but continuing as Group Chief Operating Officer.

Compensation of the 5 Highest Remunerated Executives of the Company and of the consolidated entity for the periods ended 30 June 2007 and 30 June 2006

Name of Executive	Position * from / to	Year	Note	Short Term Benefits: Salary & Fees	Short Term Benefits: Cash Bonus S.T.I.	Short Term Benefits: Non-cash Benefits	Short Term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termination Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Company															
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2007	2, 5	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
		%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
		2006		*1,036,826*	*250,000*	*141*	*2,049*	*12,139*	-	-	*43,061*	-	-	*1,344,216*	*18.60%*
		%		*77.13*	*18.60*	*0.01*	*0.15*	*0.90*	-	-	*3.20*	-	-	*100.00*	
Simon T. Phillipson	General Counsel since 13/05/1996	2007	2, 5	482,481	250,000	2,632	2,090	41,689	-	7,924	10,123	-	34,724	811,643	36.06%
		%		58.98	30.80	0.32	0.26	5.14	-	0.98	1.25	-	4.28	100.00	
		2006		*450,408*	*200,000*	*315*	*1,965*	*40,560*	-	-	*9,138*	-	-	*702,386*	*28.47%*
		%		*64.13*	*28.47*	*0.04*	*0.28*	*5.77*	-	-	*1.30*	-	-	*100.00*	
Philip S. Leggo	Group Company Secretary since 23/02/1993	2007	2, 5	355,344	200,000	63,375	2,009	98,529	-	10,606	11,731	-	37,283	778,877	31.83%
		%		45.62	25.68	8.14	0.26	12.65	-	1.36	1.51	-	4.79	100.00	
		2006	*5*	*345,886*	*240,750*	*63,683*	*1,768*	*86,742*	-	-	*10,849*	-	*19,676*	*769,354*	*33.85%*
		%		*44.96*	*31.29*	*8.28*	*0.23*	*11.27*	-	-	*1.41*	-	*2.56*	*100.00*	
Timothy Carroll	Chief Marketing Officer since 06/03/00	2007	2, 5	399,213	200,000	37,105	12,572	45,469	-	11,789	25,775	-	26,043	757,966	31.38%
		%		52.67	26.39	4.90	1.66	6.00	-	1.56	3.40	-	3.44	100.00	
		2006		-	-	-	-	-	-	-	-	-	-	-	*0.00%*
		%		-	-	-	-	-	-	-	-	-	-	*0.00*	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2007	2, 5	349,195	200,000	49,930	26,266	33,556	-	12,737	24,337	-	60,767	756,788	36.14%
		%		46.14	26.43	6.60	3.47	4.43	-	1.68	3.22	-	8.03	100.00	
		2006		*302,969*	*150,000*	*50,064*	*23,708*	*29,196*	-	-	*11,934*	-	-	*567,871*	*26.41%*
		%		*53.35*	*26.41*	*8.82*	*4.17*	*5.14*	-	-	*2.10*	-	-	*100.00*	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 28/04/06 then CEO Village Roadshow Entertainment Group USA Inc	2007		-	-	-	-	-	-	-	-	-	-	-	0.00%
		%		-	-	-	-	-	-	-	-	-	-	0.00	
		2006	*1, 3, 4, 5, 7*	*978,382*	*1,250,000*	*315*	*54,022*	*33,800*	-	-	*15,647*	-	*512,918*	*2,845,084*	*61.96%*
		%		*34.39*	*43.94*	*0.01*	*1.90*	*1.19*	-	-	*0.55*	-	*18.03*	*100.00*	
Consolidated entity #															
Bruce Berman	Chairman & CEO Village Roadshow Pictures Entertainment Inc. since 01/01/2000	2007	7	1,771,570	1,359,394	51,854	-	-	-	-	-	-	364,727	3,547,545	48.60%
		%		49.94	38.32	1.46	-	-	-	-	-	-	10.28	100.00	
		2006	*4, 7*	*1,495,157*	*1,138,952*	-	*54,938*	*36,836*	-	-	-	-	*364,727*	*3,090,610*	*48.65%*
		%		*48.38*	*36.85*	-	*1.78*	*1.19*	-	-	-	-	*11.80*	*100.00*	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 28/04/06 then CEO Village Roadshow Entertainment Group USA Inc	2007	1, 5, 7	1,285,570	1,085,114	32,471	36,724	-	-	-	-	-	316,667	2,756,546	50.85%
		%		169.81	143.16	4.28	4.85	-	-	-	-	-	41.78	100.00	
		2006	*1, 3, 4, 5, 7*	*1,245,956*	*1,250,000*	*315*	*56,880*	*33,800*	-	-	*15,647*	-	*512,918*	*3,115,516*	*56.59%*
		%		*39.99*	*40.12*	*0.01*	*1.83*	*1.08*	-	-	*0.50*	-	*16.46*	*100.00*	
Dana Goldberg	President of Production, Village Roadshow Pictures Entertainment Inc. since 30/11/2005	2007	7	806,248	591,881	36,429	-	-	-	-	-	-	80,438	1,514,996	44.38%
		%		106.37	78.09	4.81	-	-	-	-	-	-	10.61	54.96	
		2006		-	-	-	-	-	-	-	-	-	-	-	*0.00%*
		%		-	-	-	-	-	-	-	-	-	-	*0.00*	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2007	2, 5	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
		%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
		2006		*1,036,826*	*250,000*	*141*	*2,049*	*12,139*	-	-	*43,061*	-	-	*1,344,216*	*18.60%*
		%		*77.13*	*18.60*	*0.01*	*0.15*	*0.90*	-	-	*3.20*	-	-	*100.00*	
Steve Krone	President & COO Village Roadshow Pictures Entertainment Inc. from 31/03/2003 to 31/12/2006	2007	2	835,620	435,690	45,562	-	-	-	4,187	-	126,470	-	1,447,529	30.39%
		%		57.73	30.10	3.15	-	-	-	0.29	-	8.74	-	100.00	
		2006	*2, 4, 7*	*870,963*	*401,983*	-	*62,682*	*36,836*	-	*3,220*	-	-	*80,438*	*1,456,122*	*33.35%*
		%		*59.81*	*27.61*	-	*4.30*	*2.53*	-	*0.22*	-	-	*5.52*	*100.00*	
Michael E. Anderson	Chief Executive Officer Austereo Group Limited since 11/08/2003	2007		-	-	-	-	-	-	-	-	-	-	-	-
		%		-	-	-	-	-	-	-	-	-	-	-	
		2006	*6*	*904,516*	*400,000*	*2,354*	*3,564*	*40,560*	-	*60,459*	*41,551*	-	-	*1,453,004*	*31.69%*
		%		*62.25*	*27.53*	*0.16*	*0.25*	*2.79*	-	*4.16*	*2.86*	-	-	*100.00*	

* The start dates shown above for Positions held do not necessarily coincide with employment commencement dates.

\# Top 5 Executives of the consolidated entity [as per *Corporations Act* section 300A (1)(c)(ii)] includes Company executive Mr T Pane (2006 Messrs Basser and Pane) whose details are provided above.

1. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
2. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plans.
3. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as a group executive during the period includes amounts paid by Village Roadshow Pictures Entertainment Inc.
4. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
5. Includes amortised value of share based payment from grant of preference shares under the Executive Share Plan.
6. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans.
7. Includes amortised value of share based payment from grants for Performance Units under the Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Income Statement

FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Continuing operations					
Income					
Revenues	(2(b))	1,503,411	1,508,599	21,193	258,883
Other income	(2(c))	34,801	30,833	18,584	43,862
Expenses excluding finance costs	(2(e))	(1,385,905)	(1,477,219)	(24,537)	(125,112)
Finance costs	(2(f))	(132,922)	(84,351)	(5,293)	(3,810)
Share of net profits of associates and jointly controlled entities accounted for using the equity method	(2(d))	21,257	26,093	-	-
Profit (loss) from continuing operations before income tax expense		40,642	3,955	9,947	173,823
Income tax (revenue) expense	(4)	(9,951)	9,640	(32,176)	1,022
Profit (loss) after tax from continuing operations		50,593	(5,685)	42,123	172,801
Discontinued operations					
Profit (loss) after tax from discontinued operations	(31)	15,622	(20,844)	(225,000)	-
Net profit (loss) for the period		66,215	(26,529)	(182,877)	172,801
Profit attributable to minority interest		21,136	14,163	-	-
Profit (loss) attributable to members of Village Roadshow Limited		45,079	(40,692)	(182,877)	172,801

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006
Earnings per share (cents per share)			
For profit (loss) for the year attributable to ordinary equity holders of Village Roadshow Limited:			
- Basic and diluted earnings per share	(3)	30.12	(25.45)
For profit (loss) from continuing operations for the year attributable to ordinary equity holders of Village Roadshow Limited:			
- Basic and diluted earnings per share	(3)	19.68	(12.41)

The above income statement should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Balance Sheet
AS AT 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	(6)	169,680	176,205	15	25
Trade and other receivables	(7)	262,678	231,720	1,355	1,001
Inventories	(8)	9,509	3,236	235	230
Intangible assets - Film library	(9)	418,266	235,314	-	-
Current tax assets		63	5,239	-	2,969
Derivatives	(33)	-	221	-	-
Other	(10)	45,594	37,018	376	433
		905,790	688,953	1,981	4,658
Assets classified as held for sale	(31)	33,285	42,556	-	-
Total current assets		939,075	731,509	1,981	4,658
NON-CURRENT ASSETS					
Receivables	(7)	32,866	30,448	292,337	369,934
Intangible assets:					
Radio licences	(9)	458,877	459,403	-	-
Film library	(9)	357,539	473,025	-	-
Goodwill	(9)	175,902	47,493	-	-
Other intangible assets	(9)	36,443	1,386	-	-
Investments in associates and joint ventures accounted for using the equity method	(11)	83,244	92,825	-	-
Available-for-sale investments	(12)	24,040	24,821	16	16
Other financial assets	(13)	-	-	520,195	841,255
Property, plant & equipment	(14)	577,370	265,573	9,858	9,600
Deferred tax assets	(4(c))	59,063	30,950	32,890	17,441
Derivatives	(33)	30,564	44,939	-	-
Other	(10)	17,194	24,065	4,907	-
Total non-current assets		1,853,102	1,494,928	860,203	1,238,246
Total assets		2,792,177	2,226,437	862,184	1,242,904
LIABILITIES					
CURRENT LIABILITIES					
Trade and other payables	(15)	256,241	170,019	8,836	7,036
Interest bearing loans and borrowings	(16)	557,363	296,811	110	1,025
Convertible notes	(16)	3,126	-	3,126	-
Income tax payable		10,107	5,378	-	-
Provisions	(17)	29,688	28,549	6,633	5,699
Other	(18)	8,656	1,698	175	-
		865,181	502,455	18,880	13,760
Liabilities directly associated with assets classified as held for sale	(31)	7,430	19,543	-	-
Total current liabilities		872,611	521,998	18,880	13,760
NON-CURRENT LIABILITIES					
Payables	(15)	48,901	54,305	34,161	22,599
Interest bearing loans and borrowings	(16)	1,141,366	922,027	110	220
Convertible notes	(16)	-	26,430	-	26,430
Deferred & other income tax liabilities	(4(c))	127,800	109,127	-	-
Provisions	(17)	10,019	5,915	277	676
Derivatives	(33)	1,748	39	-	-
Other	(18)	3,981	6,213	-	347
Total non-current liabilities		1,333,815	1,124,056	34,548	50,272
Total liabilities		2,206,426	1,646,054	53,428	64,032
Net assets		585,751	580,383	808,756	1,178,872
EQUITY					
Equity attributable to equity holders of the parent					
Contributed equity	(19)	456,796	552,802	456,796	552,802
Reserves	(20)	318,253	187,432	1,791	618
Retained earnings (accumulated losses)	(20)	(305,121)	(252,036)	350,169	625,452
Parent interests		469,928	488,198	808,756	1,178,872
Minority interests	(21)	115,823	92,185	-	-
Total equity		585,751	580,383	808,756	1,178,872

The above balance sheet should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Cash Flow Statement
FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,522,245	1,693,532	-	-
Payments to suppliers and employees [1]		(1,480,627)	(1,509,006)	(23,616)	(26,112)
Dividends and distributions received		8,050	25,508	20,741	258,748
Interest and other items of similar nature received		11,512	14,718	453	135
Finance costs		(122,850)	(81,647)	(3,218)	(3,578)
Income taxes (paid) received		(12,110)	(11,787)	19,696	12,820
Partnership profits received		1,735	425	-	-
Net cash flows from (used in) operating activities	(6(b))	(72,045)	131,743	14,056	242,013
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant & equipment		(51,955)	(92,560)	(2,649)	(2,654)
Proceeds from (payment for) sale of property, plant & equipment [2]		464	(32,108)	51	147
Purchase of investments in associates and other entities [3]		(279,641)	(24,412)	(4,461)	(2,845)
Proceeds on sale of investments in associates and other entities [4]		230,617	8,463	132,986	-
Loans from (to) subsidiaries		-	-	77,597	(133,285)
Inter-company capital contribution expenses		-	-	-	(44,323)
Loans to other entities		(20,782)	(54,996)	-	-
Loans from or repaid by other entities		16,472	81,209	10,283	10,994
Security deposits		-	92,740	-	-
Other		(5,850)	(2,633)	-	-
Net cash flows from (used in) investing activities		(110,675)	(24,297)	213,807	(171,966)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		1,364,288	836,399	170,000	-
Repayment of borrowings		(888,115)	(769,731)	(175,925)	(1,495)
Repayment of convertible debt		(30,870)	-	(30,870)	-
Dividends paid		(105,154)	(32,598)	(92,406)	(23,114)
Other (incl. payment for buy-back of shares)		(154,958)	(64,088)	(98,672)	(45,421)
Net cash flows from (used in) financing activities		185,191	(30,018)	(227,873)	(70,030)
Net increase (decrease) in cash and cash equivalents		2,471	77,428	(10)	17
Cash and cash equivalents at beginning of year		178,160	99,654	25	8
Effects of exchange rate changes on cash		(10,079)	1,078	-	-
Cash and cash equivalents at end of year	(6(a))	170,552	178,160	15	25
Total cash classified as: [5]					
Continuing operations		169,680	176,205	15	25
Discontinued operations		872	1,955	-	-
		170,552	178,160	15	25

1 Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million).

2 In the year ended 30 June 2006, proceeds from (payment for) sale of property, plant & equipment were negative, being the previously-announced payment made in relation to the disposal of the remaining cinema operations in the United Kingdom.

3 Payment for purchases of equity investments in 2007 of $279.6 million includes $277.5 million for the acquisition of Theme Park interests – refer Note 32.

4 Proceeds from sale of equity investments in 2007 of $230.6 million includes $133.0 million relating to the partial sale of Austereo Group Limited shares and $92.8 million relating to discontinued operations – refer Note 31.

5 The cash flows relating to discontinued operations are included in the consolidated statement of cash flows above, however cash balances for these discontinued operations are not shown as cash in the consolidated balance sheet, they are included in the total assets relating to discontinued operations and shown as assets classified as held for sale. Refer also to the reconciliation of cash in Note 6.

The above cash flow statement should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Changes in Equity
FOR THE YEAR ENDED 30 JUNE 2007

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED					MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	CONVERTIBLE NOTES $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES (NOTE 20) $ '000	TOTAL $ '000	$ '000	$ '000
Balances at 1 July 2005	598,229	14,866	(191,136)	150,070	572,029	100,387	672,416
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	8,435	(21,940)	(28,371)	-	(28,371)
Adjustments resulting from accounting policy changes	-	-	(4,221)	-	(4,221)	-	(4,221)
Revised balances as at 1 July 2005	598,229	-	(186,922)	128,130	539,437	100,387	639,824
Currency translation differences	-	-	-	9,951	9,951	-	9,951
Gains on cash flow hedges	-	-	-	53,142	53,142	-	53,142
Gains on fair value of available for sale assets	-	-	-	252	252	-	252
Total income (expense) recognised directly in equity	-	-	-	63,345	63,345	-	63,345
Profit (loss) for the year	-	-	(40,692)	-	(40,692)	14,163	(26,529)
Total recognised income (expense) for the period	-	-	(40,692)	63,345	22,653	14,163	36,816
Buyback of shares - ordinary shares	(45,421)	-	-	-	(45,421)	(6,149)	(51,570)
Share-based payment movements	(6)	-	-	1,528	1,522	-	1,522
Equity dividends	-	-	(23,114)	-	(23,114)	-	(23,114)
Dividend paid to minority interest	-	-	-	-	-	(9,484)	(9,484)
Transfers between reserves	-	-	(1,308)	1,308	-	-	-
Other changes in equity	-	-	-	(6,879)	(6,879)	(6,732)	(13,611)
At 30 June 2006	552,802	-	(252,036)	187,432	488,198	92,185	580,383
Balances at 1 July 2006	552,802	-	(252,036)	187,432	488,198	92,185	580,383
Currency translation differences	-	-	-	8,907	8,907	-	8,907
Gains on uplift of asset values (net)	-	-	-	62,777	62,777	-	62,777
Losses on cash flow hedges	-	-	-	(6,380)	(6,380)	-	(6,380)
Losses on fair value of available for sale assets	-	-	-	(361)	(361)	-	(361)
Total income (expense) recognised directly in equity	-	-	-	64,943	64,943	-	64,943
Profit (loss) for the year	-	-	45,079	-	45,079	21,136	66,215
Total recognised income (expense) for the period	-	-	45,079	64,943	110,022	21,136	131,158
Buyback of shares - ordinary and A Class preference shares	(59,360)				(59,360)	(27,213)	(86,573)
Share-based payment movements	2,733	-	-	2,053	4,786	-	4,786
Capital reduction - ordinary and A Class preference shares	(39,310)	-	-	-	(39,310)	-	(39,310)
Equity dividends	-	-	(92,406)	-	(92,406)	-	(92,406)
Dividend paid to minority interest	-	-	-	-	-	(12,748)	(12,748)
Movements resulting from changes in controlled entity share sale and buyback reserve and minority interest	-	-	-	63,793	63,793	42,463	106,256
Transfers between reserves	-	-	(5,758)	5,758	-	-	-
Other changes in equity	(69)	-	-	(5,726)	(5,795)	-	(5,795)
At 30 June 2007	456,796	-	(305,121)	318,253	469,928	115,823	585,751

The above statement of changes in equity should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Changes in Equity (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				TOTAL EQUITY
PARENT	ISSUED CAPITAL $ '000	CONVERTIBLE NOTES $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES (NOTE 20) $ '000	$ '000
Balances at 1 July 2005	598,229	14,866	707,736	-	1,320,831
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	(231,971)	-	(246,837)
Revised balances as at 1 July 2005	598,229	-	475,765	-	1,073,994
Profit for the year	-	-	172,801	-	172,801
Total recognised income (expense) for the period	-	-	172,801	-	172,801
Buyback of shares - ordinary	(45,421)	-	-	-	(45,421)
Share-based payment movements	(6)	-	-	618	612
Equity dividends	-	-	(23,114)	-	(23,114)
Other changes in equity	-	-	-	-	-
At 30 June 2006	552,802	-	625,452	618	1,178,872
Balances at 1 July 2006	552,802	-	625,452	618	1,178,872
Loss for the year	-	-	(182,877)	-	(182,877)
Total recognised income (expense) for the period	-	-	(182,877)	-	(182,877)
Buyback of shares - ordinary and A Class preference shares	(59,360)	-	-	-	(59,360)
Share-based payment movements	2,733	-	-	1,173	3,906
Capital reduction - ordinary and A Class preference shares	(39,310)	-	-	-	(39,310)
Equity dividends	-	-	(92,406)	-	(92,406)
Other changes in equity	(69)	-	-	-	(69)
At 30 June 2007	456,796	-	350,169	1,791	808,756

The above statement of changes in equity should be read in conjunction with the accompanying notes

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Village Roadshow Limited ("the Company" or "VRL") for the year ended 30 June 2007 was authorised for issue on 20 September 2007, in accordance with a resolution of the Directors.

Village Roadshow Limited is incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

The principal activities of the Company and its subsidiaries are described in Note 30.

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other mandatory professional reporting requirements.

The financial report has also been prepared on a historical cost basis, except for derivatives and available for sale investments that are measured at fair value, and assets and associated liabilities held for sale that are measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000), unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

Australian Accounting Standards and Interpretations thereof that have recently been amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2007.

Australian Accounting Standards that have recently been amended but are not yet effective and have not been adopted by the Group are outlined in the table below.

Reference	Affected Standard(s)	Application date of standard *	Application date for Group
AASB 101	AASB 101: *Presentation of Financial Statements*	1 October 2006	1 July 2007
AASB 2005 – 10	AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 117: *Leases*, AASB 133: *Earnings per Share*, AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 1: *First-time adoption of AIFRS*, AASB 4: *Insurance Contracts*, AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*	1 January 2007	1 July 2007
AASB 2007-1	AASB 2: *Share Based Payments*	1 March 2007	1 July 2007
AASB 2007-3	AASB 8: *Operating Segments*	1 January 2009	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments.	1 July 2007	1 July 2007
AASB 2007-6	AASB 123: *Borrowing Costs*	1 January 2009	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128	1 July 2007	1 July 2007
AASB 7	AASB 7: *Financial Instruments: Disclosures*	1 January 2007	1 July 2007
AASB 8	AASB 8: *Operating Segments*	1 January 2009	1 July 2009
AASB 123 (amended)	AASB 123: *Borrowing Costs*	1 January 2009	1 July 2009
AASB Interpretation 10	AASB 134 *Interim Financial Reporting* and AASB 136 *Impairment of Assets*	1 November 2006	1 July 2007
AASB Interpretation 11	*Group and Treasury Share Transactions*	1 March 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The impacts of these amendments on the Group's future financial reports have not been determined as at the reporting date.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its subsidiaries ("the Group" or "VRL group") as at 30 June each year. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial report, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Minority interests represent the portion of profit or loss and net assets in Austereo Group Limited not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet.

(ii) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the Group already owns an interest in the underlying entity, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are re-measured at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets is recognised in the equity section as asset revaluation reserve.

Upon disposal or derecognition, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(iii) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(a) Sale and Exploitation of film productions

Refer to Note 1(c)(xxx).

(b) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(c) Rendering of services

Revenue from the rendering of services is recognised when control of a right to be compensated for the services has been attained by reference to the stage of completion. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is, when the advertising is aired.

(d) Interest income

Revenue is recognised as interest accrues using the effective interest rate method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(e) Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(f) Unearned income

Income relating to future periods is initially recorded as unearned income, and is then recognised as revenue over the relevant periods of admission or rendering of other services.

(iv) Borrowing costs

Borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(v) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(vi) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(vii) Trade and other receivables
Trade receivables, which generally have 30-90 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less an allowance for any uncollectible amounts. Collectibility of trade receivables is reviewed on an ongoing basis. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(viii) Inventories
Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(ix) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction. A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. Where a hedge meets the strict criteria for hedge accounting, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

(x) Impairment of financial assets
The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

(iii) Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit.

(xi) Foreign currency translation
Both the functional and presentation currency of the Company and the majority of its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of subsidiaries with functional currencies other than Australian dollars are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

(xii) Discontinued operations and assets held for sale

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if the carrying amount will be recovered principally through a sale transaction. These assets are not depreciated or amortised following classification as held for sale. For an asset or disposal group to be classified as held for sale, it must be available for sale in its present condition and its sale must be highly probable.

(xiii) Investments in associates

The Group's investments in associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associate. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this in the consolidated statement of changes in equity. Adjustments are made to bring into line any dissimilar reporting dates or accounting policies that may exist.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables and loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

(xiv) Interests in joint venture entities and jointly controlled operations

The Group has interests in joint ventures in the form of both jointly controlled operations and joint venture entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled operation involves the use of assets and other resources of the venturers rather than establishment of a separate entity. The Group recognises its interests in joint venture entities by using the equity method of accounting (refer Note 1(c)(xiii)). The Group recognises its interest in jointly controlled operations by recognising the assets that the operations control and the liabilities incurred. The Group also recognises the expenses and its share of the income that the operations earn from the sale of goods or services.

(xv) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax Consolidation

For Australian income tax purposes, various entities in the Group have formed Tax Consolidated groups, and have executed combined Tax Sharing and Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

Tax effect accounting by members of the tax consolidated groups

Under the terms of the TSA's, wholly owned entities compensate the head entity for any current tax payable assumed and are compensated for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the parent entity under tax consolidation legislation. The funding amounts are determined at the end of each six month reporting period by reference to the amounts recognised in the wholly-owned entities financial statements determined predominantly on a stand alone basis.

Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between entities in the Group.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(1) **CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)
(c) **Summary of significant accounting policies** (continued)

(xvi) **Other taxes**

Revenues, expenses and assets are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xvii) **Property, plant and equipment**

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment in value. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

- Buildings and improvements are depreciated over forty years using the straight line method.
- Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

Marine animals are not depreciated.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

De-recognition and disposal

An item of property, plant and equipment is de-recognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is de-recognised.

(xviii) **Investments and other financial assets**

Financial assets in the scope of AASB 139 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the marketplace.

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss. The Group does not currently have any held-for-trading financial assets at fair value through profit and loss.

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are de-recognised or impaired, as well as through the amortisation process. The Group does not currently have held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the loans and receivables are de-recognised or impaired, as well as through the amortisation process.

(iv) Available-for-sale investments

Available-for-sale investments are those derivative financial assets that are designated as available-for-sale or not classified as any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investments are de-recognised or until the investments are determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(xix) Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with AASB 114: *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(xx) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the nature of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

A summary of the policies applied to the Group's intangible assets is as follows:

Radio Licences
Useful lives: Indefinite
Amortisation method used: No amortisation
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists

Film Library
Useful lives: Finite
Amortisation method used: Refer to Note 1(c)(xxx)
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end.

Brand Names
Useful lives: Indefinite
Amortisation method used: No amortisation
Internally generated or acquired: Acquired
Impairment testing: Annually and more frequently when an indication of impairment exists.

Other Intangibles
Useful lives: Finite
Amortisation method used: Amortised over estimated useful lives
Internally generated or acquired: Acquired
Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end.

The radio licences of Austereo Group Limited and its subsidiaries ("Austereo") are carried at original cost less any impairment losses. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow ("DCF") analysis of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's pre-tax asset specific discount rate as at the most recent balance date. The independent valuer also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Summary of significant accounting policies (continued)

(xxi) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the nature of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(xxii) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(xxiii) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are de-recognised.

(xxiv) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(xxv) Employee leave benefits

Wages, salaries, annual leave and sick leave

Provision is made for wages and salaries, including non-monetary benefits, and annual leave in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Liabilities arising in respect of wages and salaries, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. The value of the employee share incentive scheme is being charged as an employee benefits expense. Refer to Note 1(c)(xxvi) for the share-based payment transactions policy.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(xxvi) Share-based payment transactions

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). The plans currently in place to provide these benefits are the Company's Executive Share Plan and Loan Facility, the Senior Executive Share Plan and Loan Facility, the Company's Option Plan, the Village Roadshow Pictures Group Long-Term Incentive Plan, and Austereo Group Ltd's Executive Share Plan and Loan Facility, which provide benefits to directors and senior executives. The grant of rights under these plans are treated as "in substance options", even where the equity instrument is not an option.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using either the Monte Carlo, binomial or Black-Scholes models. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Village Roadshow Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ended on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 3).

Shares in the Group relating to the various employee share plans and which are subject to non-recourse loans are deducted from equity. Refer Note 26 for share-based payment disclosures relating to "in substance options".

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(c) Summary of significant accounting policies (continued)

(xxvii) Convertible notes

Due to the potential ability to settle the convertible notes wholly in cash, the entire amount of the convertible notes is recognised as a liability in the balance sheet, on the basis of amortised cost. Transaction costs are included in the effective interest rate calculations, in order to arrive at amortised cost at each balance date.

(xxviii) Contributed equity

Ordinary and preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xxix) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

When there are potential ordinary shares that are dilutive, diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xxx) Film production

Producer & overhead fees receivable

Only producer & overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and producer & overhead fees receivable by the VRL group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of film production revenue and expenses

Revenue and expenses - general

All revenue and expenses (except film production costs and capitalised borrowing costs) are recognised in the Income Statement as they are incurred. Revenue includes producer & overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations and divisional overheads.

Film production costs

Film production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of film production costs

Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: *Construction Contracts*. The progressive film production amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be amortised immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams. The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation.

Derivative Financial Instruments and Hedging

Fair value interest rate derivative movements directly attributable to the film portfolio are treated as capitalised borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as capitalised borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. Refer also to Note 1(c)(x) for the detailed accounting policy on derivative financial instruments and hedging.

(xxxi) Segment reporting

A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

(xxxii) Financial Guarantees

The fair values of financial guarantee contracts as disclosed in Note 15 have been assessed using a probability weighted discounted cash flow approach. In order to estimate the fair value under this approach the following assumptions were made:

- Probability of Default: This represents the likelihood of the guaranteed party defaulting in the remaining guarantee period and is assessed based on historical default rates of companies rated by Standard & Poors. The probability of default ranges used for the years ended 30 June 2007 and 30 June 2006 were 9.94% to 28.85%.
- Recovery Rate: This represents the estimated proportion of the exposure that is expected to be recovered in the event of a default by the guaranteed party and is estimated based on the business of the guaranteed parties. The recovery rate ranges used for the years ended 30 June 2007 and 30 June 2006 were 40% to 60%.

The values of the financial guarantees over each future year of the guarantees' lives is discounted over the contractual term of the guarantees to reporting date to determine the fair values. The contractual term of the guarantees matches the underlying obligations to which they relate. The financial guarantee liabilities determined using this method are then amortised over the remaining contractual term of the guarantees.

(d) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 9.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model, a Monte Carlo simulation technique or the Black-Scholes model, as appropriate, using the assumptions detailed in Note 26.

(1) CORPORATE INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Significant accounting estimates and assumptions (continued)

Film production

The Group makes certain estimates and judgements based on historical experience and other factors, including estimates relating to the future performance of films. Refer Note 1(c)(xxx) for details relating to the recognition of film production revenue and expenses.

Income Taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due (refer to note 22(a)(viii)). Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provision in the period in which such determination is made.

(e) Mandatory changes in accounting policies

As detailed in Note 1(c)(xxxii), the VRL group has applied the amended Australian Accounting Standard AASB 139: *Financial Instruments - Recognition and Measurement* relating to financial guarantees for the first time in the accounts for the year ended 30 June 2007, with comparative disclosures. The impact on the parent entity financial statements is summarised below.

	VILLAGE ROADSHOW LIMITED	
	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Continuing profit after tax for the year to 30 June 2007	41,574	42,123
Balance Sheet impacts:		
Investment in controlled entities	421,608	424,991
Financial guarantee liabilities	-	2,834

(f) Voluntary changes in accounting policies

Subsequent to 30 June 2006, the VRL group clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the fair value movements of interest rate derivatives relating to the financing of the Film Production division.

These changes have been applied retrospectively in accordance with AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors*, therefore opening balances and comparative results have been adjusted accordingly.

(i) Summary of changes:

As advised to the Australian Securities Exchange on 3 January 2007, the VRL group has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the non-cash fair value movements of interest rate derivatives relating to the financing of the Film Production division. Previously, these derivatives were marked to market partially through the Income Statement in accordance with AASB 139: *Financial Instruments: Recognition and Measurement*. These unrealised derivative gains and losses will continue to fluctuate, however by the end of the hedging period will net to zero on a cumulative basis. The fair value movements on these derivatives were not previously recognised in accounting for the Film Production division's half-yearly and annual film portfolio exploitation profit.

Gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, continue to be taken directly to net profit or loss for the year in accordance with AASB 139.

Following the change in accounting policy, a component of the fair value movements will now be treated as capitalised borrowing costs and included in the Film Production division's film exploitation profit calculations. The VRL Group believes that this change will provide a more relevant and reliable reflection for the Film Production division results on a half-yearly and annual basis.

In addition, the VRL Group's accounting policy for Borrowing Costs (Note 1(c)(iii) in the 30 June 2006 Annual Report) stated that borrowing costs were expensed as incurred, and that costs attributable to borrowings used to finance capital works were not included in the cost of those works while those works were being completed. This has been clarified to state that borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(ii) Amended accounting policy notes or extracts:

Amended accounting policy notes incorporating the above changes are contained within the following policy notes:

Note 1(c)(iv) Borrowing costs
Note 1(c)(xxx) Film production

(iii) Reconciliation of impact upon financial statements

The reconciliation of the impacts of the accounting policy changes is summarised below.

	CONSOLIDATED	
	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Amortisation of Film Library for the year to 30 June 2006	271,938	277,521
Continuing profit before tax for the year to 30 June 2006	9,538	3,955
Attributable loss after tax for the year to 30 June 2006	(35,109)	(40,692)
Amortisation of Film Library for the year to 30 June 2007	175,126	168,508
Continuing profit before tax for the year to 30 June 2007	34,024	40,642
Attributable profit after tax for the year to 30 June 2007	38,461	45,079
Balance Sheet impacts:		
Accumulated losses as at 1 July 2005	(191,136)	(195,357)
Accumulated losses as at 30 June 2006	(242,232)	(252,036)
Accumulated losses as at 30 June 2007	(301,935)	(305,121)
Total written-down value of Film Library 30 June 2006	718,282	708,339
Total written-down value of Film Library 30 June 2007	778,347	775,805
Earnings per Share ("EPS") impacts		
Basic and diluted EPS for year ended 30 June 2006	(21.96)	(25.45)
Basic and diluted EPS for year ended 30 June 2007	25.70	30.12

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2) REVENUE AND EXPENSES					
(a) Reconciliation of Operating Profit					
Profit (loss) before income tax expense		57,556	(30,086)	9,947	173,823
Less discontinued operations profit (loss) before tax	(31)	16,914	(34,041)	-	-
Less material items of income and expense profit (loss) before tax	(2(g))	(8,080)	(49,717)	22,658	(50,341)
Profit (loss) before tax excluding discontinued operations & material items of income and expense		48,722	53,672	(12,711)	224,164
Income tax revenue (expense) excluding discontinued operations & material items of income and expense		(9,604)	21,947	(30,749)	1,022
Profit attributable to minority interests excluding discontinued operations & material items of income and expense		(21,136)	(14,163)	-	-
Net profit (loss) attributable to members excluding discontinued operations & material items of income and expense		17,982	61,456	(43,460)	225,186
(b) Revenue from continuing operations					
Revenue from sale and exploitation of film productions		641,093	903,065	-	-
Revenue from sale of goods		155,633	63,411	-	-
Rendering of other services		695,737	528,940	-	-
Dividends from -					
Controlled entities		-	-	15,741	249,748
Other entities		200	432	5,000	9,000
Finance revenue		10,748	12,751	452	135
Total revenues from continuing operations		1,503,411	1,508,599	21,193	258,883
Breakdown of finance revenue:					
Interest from -					
Other entities		10,728	12,734	452	135
Associated entities (cinema interests)		20	18	-	-
		10,748	12,752	452	135
(c) Other income from continuing operations					
Commission from -					
Other entities		456	-	-	-
Associated entities		17	11	-	-
Management Fees from -					
Other entities		5,341	4,718	5	18
Associated entities		8,949	6,377	7,714	5,751
Controlled entities [1]		-	-	8,746	38,015
Rental income		1,768	2,300	-	-
Net gains on disposal of property, plant and equipment		-	-	1	-
Net gains on disposal of investments in associates and other entities		-	647	1,479	-
Financial guarantee income - group		-	-	549	-
Other		18,270	16,780	90	78
		34,801	30,833	18,584	43,862

[1] The Parent Entity disclosure includes Nil in 2007 (2006: $27.7 million) for recharging of legal settlements and legal expenses in relation to the Film Production division (refer Note 2(g)).

	Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(d) Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method					
Share of associates' net profits	(11(a))	19,840	23,147	-	-
Share of joint venture entities'/ partnerships' net profits	(11(b))	1,417	2,946	-	-
		21,257	26,093	-	-

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2) REVENUE AND EXPENSES (continued)				
(e) Expenses excluding finance costs from continuing operations				
Employee expenses -				
Employee benefits	20,779	15,222	1,800	1,445
Remuneration and other employee expenses	250,382	173,220	28,729	26,717
Total employee expenses	271,161	188,442	30,529	28,162
Cost of goods sold	52,305	18,696	-	-
Occupancy expenses -				
Operating lease rental - minimum lease payments	55,887	58,896	1,138	1,056
Operating lease rental - contingent rental payments	2,652	2,866	-	-
Other occupancy expenses	39,208	33,194	532	678
Total occupancy expenses	97,747	94,956	1,670	1,734
Film hire and other film expenses	553,464	669,393	-	-
Depreciation of -				
Buildings & improvements	2,790	1,183	-	-
Plant, equipment & vehicles	36,305	21,796	1,904	1,574
Amortisation of -				
Leasehold improvements	12,585	7,591	109	77
Finance lease assets	969	2,176	378	661
Deferred expenditure	311	1,446	175	697
Other intangibles	870	1,079	-	-
Film library	168,508	277,521	-	-
Total depreciation and amortisation	222,338	312,792	2,566	3,009
Impairment of -				
Capital Work in Progress	-	373	-	-
Plant, equipment & vehicles	196	6	-	-
Goodwill	-	1,221	-	-
Leasehold improvements	-	417	-	-
Finance lease assets	-	595	-	-
Investments - group (refer Note 2(g))	-	-	-	240,757
Reversal of impairment of -				
Investments - group (refer Note 2(g))	-	-	(31,338)	-
Receivables - group (refer Note 2(g))	-	-	-	(234,739)
Total impairment charges	196	2,612	(31,338)	6,018
Net Loss on disposal of property, plant and equipment	1,520	321	-	70
Net loss on disposal of investments in associates and other entities	-	-	-	684
Loss on repurchase of Convertible Notes (refer Note 2(g))	6,781	-	6,781	-
Net realised foreign currency (gains) losses	2,527	6,796	-	-
Inter-company capital contribution expenses (refer Note 2(g))	-	-	-	44,323
Immediate write-off of investment (refer Note 2(g))	-	4,912	-	-
Restructuring costs - Film Production division (included in Note 2(g))	-	15,303	-	-
Theme Park restructuring costs written-off (refer Note 2(g))	4,899	-	1,899	-
Legal settlement and expenses (reversal of provision) - Film Production division (refer Note 2(g))	(3,600)	23,722	-	27,739
Management and services fees paid	3,010	2,467	-	-
Guarantee fees paid	2,693	2,704	-	-
Advertising and promotions	43,526	31,208	-	-
Regulatory and licencing fees	20,479	15,283	-	1
Settlement and other discounts	18,174	16,890	-	-
Telecommunications	6,503	6,056	535	659
General and administration expenses -				
Provision for doubtful debts	(1,475)	315	-	-
Bad debts written off - other	373	319	305	9
Other general and administration expenses	83,284	64,032	11,590	12,704
Total general and administration expenses	82,182	64,666	11,895	12,713
Total expenses excluding finance costs	1,385,905	1,477,219	24,537	125,112

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(2) REVENUES AND EXPENSES (continued)				
(f) Finance Costs				
Bank loans and overdrafts	122,035	91,692	3,801	3,566
Finance charges payable under finance leases and hire purchase contracts	78	274	41	128
Make good provision discount adjustment	21	53	-	-
Other	3,868	222	1,451	116
Total finance costs (on a historical cost basis)	126,002	92,241	5,293	3,810
Fair value change on derivatives [1]	6,920	(7,890)	-	-
Total finance costs	132,922	84,351	5,293	3,810
Capitalisation and amortisation of Finance Costs:[2]				
Opening balance	-	-	-	-
Finance costs capitalised during the period - borrowing costs	61,676	60,822	-	-
Finance costs capitalised during the period - hedge borrowing costs	6,618	(5,583)	-	-
Finance costs amortised during the period - borrowing costs	(61,676)	(60,822)	-	-
Finance costs amortised during the period - hedge borrowing costs	(6,618)	5,583	-	-
Closing balance	-	-	-	-

[1] The unrealised gain on the fair value change on derivatives during the year mainly relates to the Film Production division's USD 1.4 billion financing facility. These unrealised AIFRS mark to market profits or losses are likely to continue to be significant in the future, and can fluctuate materially both during and between balance dates as a result of relatively minor changes in key variables, such as interest rate yield curves. As these unrealised gains and losses will fluctuate, and by the end of the hedging period will net to zero on a cumulative basis, focus should be on the Film Production division's results excluding these gains and losses.

[2] Subsequent to 30 June 2006, the VRL group clarified its accounting policy in relation to the treatment of capitalised borrowing costs - refer Note 1(f).

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(g) Material items of income and expense from continuing operations				
The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.				
Legal settlement and legal expenses (reversal of provision) - Film Production division (refer Note 22(a)(ix) in relation to the 2007 amount)	3,600	(23,722)	-	(27,739)
Restructuring costs - Film Production division	-	(21,083)	-	-
Immediate write off of investment	-	(4,912)	-	-
Loss on repurchase of Convertible Notes	(6,781)	-	(6,781)	-
Theme Park restructuring costs written-off	(4,899)	-	(1,899)	-
Management fees received - recharge of amounts to subsidiaries in relation to legal matters - Film Production division	-	-	-	27,739
Impairment of investments in subsidiaries	-	-	-	(240,757)
Reversal of impairment of loan to subsidiary	-	-	-	234,739
Reversal of impairment of investment in subsidiaries	-	-	31,338	-
Inter-company capital contribution expenses	-	-	-	(44,323)
Total profit (loss) from material items of income and expense before tax	(8,080)	(49,717)	22,658	(50,341)
Income tax revenue	(347)	(12,307)	(1,427)	-
Total profit (loss) from material items of income and expense after tax	(7,733)	(37,410)	24,085	(50,341)

(3) EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	CONSOLIDATED 2007	CONSOLIDATED 2006
(a) Earnings Per Share:		
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Ltd.		
Basic EPS	30.12 cents	(25.45) cents
Net profit (loss) from continuing operations attributable to ordinary equity holders of Village Roadshow Limited		
Basic EPS	19.68 cents	(12.41) cents
(b) Earnings Per Share adjusted to eliminate discontinued operations and material items of income and expense from the calculations [1]		
Basic EPS	24.85 cents	10.98 cents

[1] Alternative disclosure based on attributable net profit of $37.190 million (2006 $17.562 million) - refer Note 2(a).

(3) EARNINGS PER SHARE (continued)

(c) The following reflects the income and share data used in the basic earnings per share computations:

	CONSOLIDATED 2007 $'000	2006 $'000
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from continuing operations	29,457	(19,848)
Profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from discontinued operations	15,622	(20,844)
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited	45,079	(40,692)
Less: Net profit attributable to discontinued operations and material items of income and expense	7,889	(58,254)
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited excluding discontinued operations and material items of income and expense	37,190	17,562

	2007 No. of Shares	2006 No. of Shares
Weighted average number of ordinary shares for basic earnings per share[2]	149,671,573	159,904,681

[2] There are no potential ordinary shares that are dilutive. The 6,000,000 issued options were reviewed and determined not to be potential ordinary shares as at 30 June 2007 or 30 June 2006.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

Under Accounting Standard AASB 2: *Share Based Payment*, shares issued under the company's various share plans are treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in ordinary shares for the purposes of the EPS calculation.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(4) INCOME TAX				
(a) Major components of income tax expense for the years ended 30 June 2007 and 2006 are:				
Income Statement				
Current income tax				
Current income tax expense (revenue)	23,994	29,026	(16,727)	16,484
Adjustments in respect of current income tax of prior years	195	(6,431)	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(1,747)	(11,574)	2,905	(15,462)
Benefit from previously unrecognised tax losses	(18,354)	-	(18,354)	-
Other non-current tax liabilities				
Other	(14,039)	(1,381)	-	-
Income tax expense (revenue) reported in income statement	(9,951)	9,640	(32,176)	1,022
(b) A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate is as follows:				
Accounting profit (loss) before tax from continuing operations	40,642	3,955	9,947	173,823
Profit (loss) before tax from discontinued operations	16,914	(34,041)	-	-
Accounting profit (loss) before income tax	57,556	(30,086)	9,947	173,823
At the statutory income tax rate of 30% (2006:30%)	17,267	(9,026)	2,984	52,147
Adjustments in respect of current income tax of previous years	195	(6,431)	-	-
Unrecognised tax losses	-	9,044	-	-
Unrecognised deferred tax assets	-	-	-	23,524
Non-deductible expenditure (non-assessable provision reversals)	2,526	714	(9,401)	503
Rebateable and other non-assessable dividends	-	-	(6,222)	(77,624)
Non-assessable income	(3,782)	(4,036)	-	-
After-tax equity (profits) losses included in pre-tax profit	(4,262)	(3,916)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(425)	(884)	-	-
Adjustments to deferred tax assets and other non-current tax liabilities	(37,656)	-	(21,941)	-
Adjustments relating to overseas subsidiaries	15,531	8,505	-	-
Other	1,947	2,473	2,404	2,472
At effective income tax rate of n/a (Village Roadshow Limited n/a) (2006: 11.8%, Village Roadshow Limited: 0.6%)	(8,659)	(3,557)	(32,176)	1,022
Income tax expense (revenue) - continuing operations	(9,951)	9,640	(32,176)	1,022
Income tax expense (revenue) - discontinued operations (refer Note 31)	1,292	(13,197)	-	-
Total income tax expense (revenue)	(8,659)	(3,557)	(32,176)	1,022

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	BALANCE SHEET 2007 $'000	BALANCE SHEET 2006 $'000	INCOME STATEMENT 2007 $'000	INCOME STATEMENT 2006 $'000
(4) INCOME TAX (continued)				
(c) Deferred tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
Deferred tax liabilities				
Property, plant & equipment	30,814	-	6,114	-
Other (including impact of net-down with deferred tax assets)	2,886	988	1,898	(19,152)
Total deferred income tax liabilities	33,700	988		
Other non-current tax liabilities				
Other	94,100	108,139	(14,039)	(1,381)
Deferred tax assets				
Post-employment benefits	5,045	4,969	(76)	96
Investments	4,714	5,648	934	(697)
Property, plant & equipment	8,781	-	(8,781)	
Sundry creditors & accruals	1,213	2,691	1,478	(1,092)
Provision for doubtful debts	979	1,167	188	(129)
Expenses deductible over five year period	12,221	15,841	3,620	(15,256)
Functional currency adjustments	-	-	-	6,606
Unearned income	2,106	-	(2,106)	-
Booked income tax losses	18,354	-	(18,354)	-
Other (including impact of net-down with deferred tax liabilities)	5,650	634	(5,016)	18,050
Total deferred income tax assets	59,063	30,950		
Deferred income tax revenue			(34,140)	(12,955)
VILLAGE ROADSHOW LIMITED				
Deferred tax assets				
Post-employment benefits	2,073	1,912	(161)	(113)
Expenses deductible over five year period	11,565	15,841	4,276	(15,841)
Booked income tax losses	18,354	-	(18,354)	-
Other (including impact of net-down with deferred tax liabilities)	898	(312)	(1,210)	492
Total deferred income tax assets	32,890	17,441		
Deferred income tax revenue			(15,449)	(15,462)
(d) The following future income tax benefits arising from tax losses and credits of the Village Roadshow Limited ("VRL") Tax Consolidated Group have not been brought to account as realisation of those benefits is not probable -				
Benefits for revenue losses	-	24,195	-	24,195
Benefits for foreign tax credits[1]	6,543	10,436	6,543	10,436
Benefits for capital losses[2]	8,807	36,790	8,807	36,790

[1] The majority of the unbooked foreign tax credits expire by 30 June 2010 if not used by that date.

[2] An additional amount of capital losses for the VRL Tax Consolidated Group for the years ended 30 June 2007 and June 2006 is still being finalised.

These benefits will only be obtained if:

(a) the VRL Tax Consolidated Group derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the VRL Tax Consolidated Group from realising the benefits of deductions for the losses.

Austereo Group Limited - Tax Consolidation
Effective from 1 July 2002, Austereo Group Limited ("Austereo") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is Austereo. Austereo has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited - Tax Consolidation
Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the Tax Consolidated group have entered into a TSA in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is VRL. VRL has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime.

The VRL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2005.

The Group has determined that it will not transfer any revenue or capital losses into the VRL Tax Consolidation group. These losses, subject to various restrictions, remain available to offset any additional assessable income in relation to tax years ended on or before 30 June 2003.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(5) DIVIDENDS PAID AND PROPOSED				
(a) Declared and paid during the year				
Fully-franked special dividend on A Class preference shares of 37.0 cents per share (2006: 10.175 cents per share)	51,871	11,052	51,871	11,052
Fully-franked special dividend on ordinary shares of 34.0 cents per share (2006: 7.175 cents per share)	40,535	12,062	40,535	12,062
	92,406	23,114	92,406	23,114
(b) Declared subsequent to year-end				
Fully-franked interim dividend for the year ending 30 June 2008 on A Class preference shares of 12.0 cents per share (2006: Nil)	13,083	-	13,083	-
Fully-franked interim dividend on ordinary shares of 9.0 cents per share (2006: Nil)	12,511	-	12,511	-
	25,594	-	25,594	-
(c) Franking credit balance				
The amount of franking credits available for the subsequent financial year are:				
- franking account balance as at the end of the financial year at 30%			2,911	36,509
- franking credits that will arise from the payment of income tax payable as at the end of the financial year			-	-
The amount of franking credits available for future reporting periods:			2,911	36,509
The tax rate at which paid dividends have been franked is 30% (2006: 30%)				
(6) CASH AND CASH EQUIVALENTS				
(a) Reconciliation of cash				
Cash on hand and at bank	46,930	28,516	15	25
Deposits at call	122,750	147,689	-	-
Total cash on hand and at bank - continuing operations	169,680	176,205	15	25
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:				
Net cash on hand and at bank - continuing operations	169,680	176,205	15	25
Cash on hand and at bank attributable to discontinued operations	872	1,955	-	-
Total cash on hand and cash equivalents for the purposes of the Cash Flow Statement	170,552	178,160	15	25
(b) Reconciliation of operating profit after tax to net operating cash flows				
Net operating profit (loss)	66,215	(26,529)	(182,877)	172,801
Adjustments for:				
Depreciation	39,095	25,790	1,904	1,574
Amortisation	183,243	291,078	662	1,435
Impairment (reversal) of non-current assets and held-for-sale assets (net)	196	2,590	193,662	6,018
Provisions	5,288	8,572	537	378
Net (gains) losses on disposal of assets	(12,285)	(15,746)	(1,472)	754
Unrealised foreign currency (profit)/loss	(598)	512	-	-
Unrealised derivative gain	6,920	(7,890)	-	-
Share of equity accounted profits not received as dividends or distributions	(19,878)	1,071	-	-
Loss on redemption of convertible notes	5,924	-	5,924	-
Impact of tax consolidation regime on tax balances	-	-	-	22,828
Inter-company capital contribution expenses classified as investing activities	-	-	-	44,323
Changes in assets & liabilities:				
(Increase) decrease trade and other receivables	(7,639)	100,299	(677)	(509)
Increase (decrease) trade and other payables	67,685	12,750	2,350	640
(Increase) decrease net current tax assets	8,813	2,719	2,969	6,477
Increase (decrease) unearned income	4,595	(1,295)	-	-
Increase (decrease) other payables and provisions	(62,223)	48,697	7,277	1,780
(Increase) decrease film library[1]	(320,584)	(260,323)	-	-
(Increase) decrease inventories	(447)	(16,606)	(4)	-
(Increase) decrease capitalised borrowing costs	(750)	(300)	(750)	-
Increase (decrease) deferred and other income tax liabilities	(29,582)	(18,063)	(15,449)	(15,463)
(Increase) decrease prepayments and other assets	(6,033)	(15,583)	-	(1,023)
Net operating cash flows	(72,045)	131,743	14,056	242,013

[1] Payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2007, $320.6 million was expended on copyright assets (year ended 30 June 2006: $260.3 million).

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(c) Financing facilities available				
At reporting date, the following financing facilities were available :				
Total facilities	2,719,140	2,669,881	150,000	200,000
Facilities used at reporting date	1,697,827	1,214,463	-	-
Facilities unused at reporting date[1]	1,021,313	1,455,418	150,000	200,000

[1] Unused facilities (consolidated) includes $786.6 million (2006: $1,140.8 million) relating to Village Roadshow Films (BVI) Limited.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(7) TRADE AND OTHER RECEIVABLES				
Current:				
Trade and other receivables	247,994	240,698	1,425	1,071
Provision for doubtful debts	(12,103)	(12,787)	(70)	(70)
	235,891	227,911	1,355	1,001
Due from associated entities	8,228	3,754	-	-
Other advances	18,559	55	-	-
	262,678	231,720	1,355	1,001
Non-current:				
Unsecured advances - other	9,326	6,994	-	-
Provision for non recovery	-	(1,137)	-	-
	9,326	5,857	-	-
Owing by -				
Associated entities	23,785	25,891	-	283
Provision for non recovery	(245)	(1,300)	-	-
	23,540	24,591	-	283
Controlled entities - secured	-	-	292,337	369,651
	23,540	24,591	292,337	369,934
	32,866	30,448	292,337	369,934
(8) INVENTORIES				
Current:				
Merchandise held for resale - at cost	9,509	3,236	235	230

(9) INTANGIBLE ASSETS AND GOODWILL

FOR THE YEAR ENDED 30 JUNE 2007	Radio Licences[1] $'000	Film Library[2] $'000	Goodwill[3] $'000	Brand Names[4] $'000	Other $'000	CONSOLIDATED[5] Total $'000
At 1 July 2006						
Cost (gross carrying amount)	459,403	2,066,975	47,493	-	4,937	2,578,808
Accumulated amortisation and impairment	-	(1,358,636)	-	-	(3,551)	(1,362,187)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
Year ended 30 June 2007						
At 1 July 2006, net of accumulated amortisation and impairment	459,403	708,339	47,493	-	1,386	1,216,621
Additions	-	320,584	-	-	3,412	323,996
Uplift of amounts previously owned	-	-	-	15,840	-	15,840
Acquisition of subsidiary (Note 32)	-	-	136,813	15,840	835	153,488
Disposals / transfer to held for sale assets	-	-	(7,818)	-	-	(7,818)
Net foreign currency movements arising from investments in foreign operations	(526)	(84,610)	(586)	-	-	(85,722)
Amortisation	-	(168,508)	-	-	(870)	(169,378)
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
At 30 June 2007						
Cost (gross carrying amount)	458,877	2,182,175	175,902	31,680	8,580	2,857,214
Accumulated amortisation and impairment	-	(1,406,370)	-	-	(3,817)	(1,410,187)
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027
Current	-	418,266	-	-	-	418,266
Non-current	458,877	357,539	175,902	31,680	4,763	1,028,761
Net carrying amount	458,877	775,805	175,902	31,680	4,763	1,447,027

[1] As at 30 June 2007, Austereo Group Limited reflect the value of Radio Licences at cost of $870.9 million (2006: $871.5 million). This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The VRL group has continued to record these Radio Licences at original cost of $458.9 million (2006: $459.4 million). Both the $870.9 million and $458.9 million amounts referred to above represent 100% of the Radio Licences.

[2] Refer Note 22(a)(vii) for details of the security provided by the film library.

[3] Purchased as part of business combinations.

[4] Brand names purchased as part of the acquisition of Australian Theme Park interests and independently valued as part of the acquisition accounting. Amount purchased relates to the 50% acquired, whereas the uplift amount represents the underlying 50% previously owned. Refer Note 32.

[5] There are no intangible assets or goodwill held by the parent entity.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(9) INTANGIBLE ASSETS AND GOODWILL (continued)

FOR THE YEAR ENDED 30 JUNE 2006						CONSOLIDATED[5]
	Radio Licences[1] $'000	Film Library[2] $'000	Goodwill[3] $'000	Brand Names[4] $'000	Other $'000	Total $'000
At 1 July 2005						
Cost (gross carrying amount)	458,862	1,690,904	48,206	-	3,812	2,201,784
Accumulated amortisation and impairment	-	(984,613)	-	-	(2,102)	(986,715)
Net carrying amount	458,862	706,291	48,206	-	1,710	1,215,069
Year ended 30 June 2006						
At 1 July 2005, net of accumulated amortisation and impairment	458,862	706,291	48,206	-	1,710	1,215,069
Additions	-	260,323	-	-	1,200	261,523
Disposals	-	-	-	-	(466)	(466)
Net foreign currency movements arising from investments in foreign operations	541	19,246	508	-	21	20,316
Impairment	-	-	(1,221)	-	-	(1,221)
Amortisation	-	(277,521)	-	-	(1,079)	(278,600)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
At 30 June 2006						
Cost (gross carrying amount)	459,403	2,066,975	47,493	-	4,937	2,578,808
Accumulated amortisation and impairment	-	(1,358,636)	-	-	(3,551)	(1,362,187)
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621
Current	-	235,314	-	-	-	235,314
Non-current	459,403	473,025	47,493	-	1,386	981,307
Net carrying amount	459,403	708,339	47,493	-	1,386	1,216,621

Notes: refer previous page.

(a) Impairment testing of goodwill, radio licences and brand names

Goodwill and indefinite life intangible assets are tested at least annually for impairment based upon the recoverable amount of the appropriate cash generating units ("CGU's") to which the goodwill has been allocated. Details of the Group's main goodwill and indefinite life intangible assets are provided below.

Goodwill assessed on the basis of value-in-use:

The recoverable amount of part of the Group's goodwill has been determined based on value-in-use calculations, using cash flow projections covering a five-year period. The key assumptions on which the Company has based cash flow projections when determining value-in-use were that projected future performance was based on past performance and expectations for the future, and that no significant events were identified which would cause the Company to conclude that past performance was not an appropriate indicator of future performance. The pre-tax discount rate applied to the cash flow projections was in the range of 14.7% to 16.1% (2006: 13.8% to 15.2%). Cash flows beyond five years have been extrapolated using a terminal growth rate of 3% (2006: 3%). The growth rate does not exceed the long-term average growth rate for the businesses in which the CGU's operate. Goodwill allocated to cash generating units for impairment testing include material groupings and 2007 balances as follows:

- Village Roadshow Theme Parks - $136.8 million (2006: Nil) (re: Australian Theme Park interests)
- Village Cinemas Australia Pty. Ltd. - $29.8 million (2006: $29.8 million) (re: Australian Theatres Joint Venture cinema circuit)
- Entertainment of the Future Pty. Ltd. - $4.1 million (2006: $4.1 million) (re: Jam Factory and Geelong cinemas)
- Village Roadshow Theatres Pty. Ltd. - $3.9 million (2006: $3.9 million) (re: various Victorian cinemas)

Goodwill assessed on the basis of fair value less costs to sell:

The recoverable amount of goodwill that relates to the Group's investment in its subsidiaries in Greece ($7.8 million) has been assessed on the basis of fair value less costs to sell. The amount used for fair value less costs to sell was derived from a signed memorandum of understanding received in June 2007 relating to the relevant entity, which sale has been settled subsequent to 30 June 2007. This goodwill has been classified as held for sale as at 30 June 2007.

Radio Licences:

Radio licences are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the licences have been allocated to individual cash generating units, the most significant being Australian metropolitan radio (2007: $449.9 million, 2006: $449.9 million).

The recoverable amount of the radio licences has been determined using an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology, a discounted cash flow ("DCF") analysis of Austereo's future projected cash flows for five years adjusted for a termination value based on current market estimates. Five years has been used as the projection period to ensure consistency with the DCF valuation approach adopted since the listing of Austereo Group Limited in 2001. Key assumptions underpinning the DCF analysis relate to:

- growth in the radio market;
- the revenue shares achieved by each CGU in their relevant market; and
- cost inflation.

The growth in the radio market is determined by reference to the long term historical growth rate and nominal GDP estimates published by leading long term economic forecasters. Cost inflation is determined by reference to CPI estimates published by leading long term economic forecasters and the Reserve Bank of Australia's CPI target band. Revenue share forecasts for each CGU are determined via reference to actual results achieved and trends identified in relevant statistics made available to the radio industry. The discount rates applied to cash flow projections range from 9.8% to 11.2% (2006: 9.8% to 11.7%). Various secondary valuation techniques were also applied to assess the fair market value of the licences, as a cross reference analysis in confirmation of the DCF valuation.

Brand Names:

Brand names owned by the Village Roadshow Theme Parks are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the brand names have been allocated to individual cash generating units within the Australian Theme Parks (2007: $31.7 million, 2006: Nil). The discount rates applied to cash flow projections ranged from 12.6% to 17.4%.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

		Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(10)	**OTHER ASSETS**					
	Current:					
	Film projects, production advances and other work in progress		5,019	2,711	-	-
	Other prepayments		13,387	7,020	376	433
	Prepaid royalties and other assets		27,188	27,287	-	-
			45,594	37,018	376	433
	Non-current:					
	Security deposits		2,559	2,777	-	-
	Other prepayments		2,358	15,397	-	-
	Other assets		12,277	5,891	4,907	-
			17,194	24,065	4,907	-
(11)	**INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD**					
	Non-current:					
	Investments in associates - unlisted shares	11 (a)(iv)	82,581	87,814	-	-
	Investments - jointly controlled entities/partnerships	11 (b)(iv)	663	5,011	-	-
			83,244	92,825	-	-

There were no impairment losses relating to investments accounted for using the equity method in the year ended 30 June 2007 (2006: nil). Refer to Note 23(c) for other expenditure commitments relating to these investments.

(a) Investments in associates

		Notes	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000
(i)	*Share of associates' balance sheet*			
	Current assets		151,962	140,865
	Non-current assets		89,515	150,357
			241,477	291,222
	Current liabilities		(124,946)	(94,292)
	Non-current liabilities		(36,842)	(116,927)
			(161,788)	(211,219)
	Net assets		79,689	80,003
(ii)	*Share of associates' revenue and profits (losses)*			
	Revenue		234,401	269,224
	Profit (loss) before income tax		27,247	37,514
	Income tax expense		(8,041)	(14,174)
	Profit (loss) after income tax		19,206	23,340
	Other adjustments		634	(193)
	Share of associates' profit or loss recognised in Income Statement		19,840	23,147
	Cumulative unrecognised share of associate's profit (loss) after income tax due to discontinuation of equity method		(62)	(844)

Contingent liabilities of associates
Share of contingent liabilities incurred jointly with other investors - refer Note 22.

(iii) *Summarised contribution by entity:*

Entity	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2007 $'000	2006 $'000
Ballarat Cinemas Pty. Limited	7	(5)
Dartina Developments Limited	3,399	4,008
Radio Newcastle Pty. Limited	1,582	2,100
Roadshow Distributors Pty. Limited	15,112	16,884
Sea World Property Trust (refer Note 13(a))	-	981
Warner Village Exhibition Limited	28	52
Warner Village (Design & Build) Limited	-	(513)
Other	(288)	(360)
	19,840	23,147

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)
(a) Investments in associates (continued)
(iv) Equity accounted carrying amount of investments in associates represented by:

NAME	COUNTRY OF INCORP.	PRINCIPAL ACTIVITY	% OWNED	CONSOLIDATED CARRYING VALUES 2007 $'000	2006 $'000
Ballarat Cinemas Pty. Limited	Australia	Cinema owner	50.00%	3,999	3,993
Dartina Development Limited	Singapore	Multiplex investor	50.00%	4,922	3,685
Perth FM Facilities Pty. Limited [1]	Australia	Radio transmitter	66.70%	442	459
Radio Newcastle Pty. Limited	Australia	Radio broadcaster	50.00%	3,632	4,900
Roadshow Distributors Pty. Limited	Australia	Film distributors	50.00%	68,226	58,024
Sea World Property Trust (refer Note 13(a))	Australia	Theme park lessor	-	-	15,754
Sydney FM Facilities Pty. Limited	Australia	Radio transmitter	50.00%	463	492
Other equity accounted entities in aggregate	N/A	N/A	N/A	897	507
				82,581	87,814

[1] Although the Group has ownership interest of more than 50% in the issued share capital of Perth FM Facilities Pty. Limited, it does not control the voting rights as all shareholders are required to agree on significant matters. Consequently, it has been determined with reference to AASB 128: *Accounting for Investments in Associates*, that the Group has joint control over this entity as opposed to control. The equity method of accounting has therefore been applied.

(v) Events Subsequent to Reporting Date:
Other than as disclosed in Note 28(a), no event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vi) The annual balance date of associated entities is 30 June except for the following:

Warner Village (D&B) Limited	31 December
Warner Village Exhibition Limited	31 December
Warner Village Trustees Limited	31 December

(b) Interests in jointly controlled entities/partnerships

	CONSOLIDATED 2007 $'000	2006 $'000
(i) Share of jointly controlled entities'/partnerships' balance sheet		
Current assets	3,835	20,815
Non-current assets	16	3,407
	3,851	24,222
Current liabilities	(2,357)	(17,074)
Non-current liabilities	(831)	(1,763)
	(3,188)	(18,837)
Net assets	663	5,385
(ii) Share of jointly controlled entities'/partnerships' income and profits (losses)		
Income	9,803	73,091
Expenses	(8,346)	(68,883)
Profit before income tax	1,457	4,208
Income tax expense	40	1,262
Profit after income tax	1,417	2,946

Contingent liabilities of jointly controlled entities/partnerships
Share of contingent liabilities incurred jointly with other investors - refer Note 22.

(iii) Summarised contribution to profit (loss) by entity:

Entity	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2007 $'000	2006 $'000
Albury Regent Cinemas Partnership	147	213
Sea World Aviation Partnership (refer Note 13(a))	-	(2)
Tasmanian Cinemas Partnership	(54)	117
Warner Village Exhibition Management Partnership	1,324	-
Warner Village Theme Parks Partnership (refer Note 13(a))	-	2,618
	1,417	2,946

(iv) Equity accounted carrying amount of investments in jointly controlled entities/partnerships' represented by:

NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY	% OWNED	CONSOLIDATED CARRYING VALUES 2007 $'000	2006 $'000
Albury Regent Cinemas Partnership	Australia	Cinema operator	50.00%	(64)	156
Sea World Aviation Partnership (refer Note 13(a))	Australia	Helicopter ride operator	-	-	647
Tasmanian Cinemas Partnership	Australia	Cinema operator	50.00%	727	804
Warner Village Exhibition Management Partnership	United Kingdom	Non-operating	50.00%	-	-
Warner Village Theme Parks Partnership (refer Note 13(a))	Australia	Theme park operator	-	-	3,404
				663	5,011

(v) Events Subsequent to Reporting Date:
No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vi) The annual balance date of jointly controlled entities/partnership interests is 30 June except for the following:
Warner Village Exhibition Management Partnership 31 December

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(12)	**AVAILABLE-FOR-SALE INVESTMENTS**				
	Non-current:				
	Investments at fair value:				
	Shares in Unlisted entities	4,357	4,357	16	16
	Shares in Listed entities	19,683	20,464	-	-
		24,040	24,821	16	16

Available-for-sale investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation techniques and recorded in the balance sheet and the related changes in fair values recorded in equity are reasonable and the most appropriate at the balance sheet date.

		CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(13)	**OTHER FINANCIAL ASSETS**				
	Non-current:				
	Shares in associated entities	-	-	95,204	95,204
	Shares in subsidiaries at cost	-	-	1,209,716	1,343,240
	Provision for impairment - shares in subsidiaries	-	-	(784,725)	(597,189)
	Shares in subsidiaries	-	-	424,991	746,051
		-	-	520,195	841,255

(a) Investments in subsidiaries:

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
2 Day FM Australia Pty. Limited	Australia	100.00%	100.00%	-	-
AEO Co Pty. Limited	Australia	-	66.74%	-	-
Allehondro Pty. Limited	Australia	100.00%	100.00%	-	-
Animus No. 2 Pty. Limited	Australia	100.00%	100.00%	-	-
Ants at Work AE	Greece	100.00%	100.00%	-	-
Aqua Del Rey International Pty. Limited	Australia	100.00%	100.00%	1	1
Aras Park Pty. Limited	Australia	-	100.00%	-	-
Austereo Broadcast Data Pty. Limited	Australia	-	66.74%	-	-
Austereo Capital FM Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Direct Marketing Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Entertainment Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo ESP Finance Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Group Limited (Listed) [1]	Australia	51.65%	66.74%	334,715	430,772
Austereo International Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Online Pty. Limited (previously Austereo Investments Pty. Limited)	Australia	51.65%	66.74%	-	-
A-Live Worldwide Pty. Limited	Australia	-	66.74%	-	-
Austereo Mall Advertising Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Pty. Limited	Australia	51.65%	66.74%	-	-
Austereo Television Productions Pty. Limited	Australia	-	66.74%	-	-
B105 FM Pty. Limited	Australia	100.00%	100.00%	-	-
Baltimore House Pty. Limited	Australia	100.00%	100.00%	-	-
Belfast Odyssey Cinemas Limited	United Kingdom	-	100.00%	-	-
Broadcast FM Pty. Limited	Australia	51.65%	66.74%	-	-
Cinema Investments Italia SPA	Italy	-	100.00%	-	-
Cinemax SA	Greece	100.00%	100.00%	-	-
Colorado Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	Australia	51.65%	66.74%	-	-
Daydream Finance Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Investments Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Operations Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
DEG Holdings Pty. Limited	Australia	100.00%	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment Research Pty. Limited	Australia	-	66.74%	-	-
Feature Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Film Services (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	100.00%	-	-
			c/fwd	334,786	430,843

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(13) OTHER FINANCIAL ASSETS (continued)
(a) Investments in subsidiaries (continued)

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	2006 $'000
			b/fwd	334,786	430,843
Grand Prix FM Pty. Limited	Australia	-	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	-	100.00%	-	-
Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
International Equipment Supplying Limited	Hungary	-	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	100.00%	-	-
Jantar PLC SA	BVI	-	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	100.00%	-	-
Madison Hall Pty. Limited	Australia	100.00%	100.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	-	66.74%	-	-
Medborne Proprietary Limited	Australia	100.00%	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	100.00%	-	-
Movie World Holdings Joint Venture[3]	Australia	100.00%	-	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	100.00%	-	-
NW Productions Inc.	United States	100.00%	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	51.65%	66.74%	-	-
Pietman Pty. Limited	Australia	100.00%	100.00%	-	-
Radio & Research Pty. Limited	Australia	-	66.74%	-	-
Reidhaven Holdings Pty. Limited	Australia	-	100.00%	-	-
Sari Lodge Pty. Limited	Australia	100.00%	-	-	-
Sea World Aviation Partnership[3]	Australia	100.00%	-	-	-
Sea World Equipment Company Pty. Limited	Australia	100.00%	-	-	-
Sea World International Pty. Limited	Australia	100.00%	-	-	-
Sea World Management Pty. Limited	Australia	100.00%	-	-	-
Sea World Property Trust	Australia	100.00%	-	-	-
Sea World Resort Hotel Pty. Limited	Australia	100.00%	-	-	-
Sincled Investments Pty. Limited	Australia	100.00%	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	51.65%	66.74%	-	-
Today FM Sydney Pty. Limited	Australia	51.65%	66.74%	-	-
Today Radio Network Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Adelaide Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Brisbane Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Melbourne Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Network Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Sydney Pty. Limited	Australia	51.65%	66.74%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	100.00%	-	-
Village 88 FM SA	Greece	51.65%	66.74%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	100.00%	-	-
Village Cinemas International Pty. Limited[4]	Australia	100.00%	100.00%	-	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	-	100.00%	-	-
			c/fwd	367,848	688,905

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(13) OTHER FINANCIAL ASSETS (continued)
(a) Investments in subsidiaries (continued)

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			b/fwd	367,848	688,905
Village Roadshow Developments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Administration Management Pty Ltd	Australia	100.00%	100.00%	-	-
Village Roadshow Film Distributors SA	Greece	100.00%	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Films BVI Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Germany GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow IP Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	Australia	-	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Music Holdings Inc.	United States	100.00%	-	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures Entertainment Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Productions (BVI) Ltd.	BVI	100.00%	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	-	100.00%	-	1
Village Roadshow Property Finance Pty. Limited	Australia	-	100.00%	-	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	100.00%	-	-
			c/fwd	380,347	701,407

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(13) OTHER FINANCIAL ASSETS (continued)
(a) Investments in subsidiaries (continued)

NAME	COUNTRY OF INCORPORATION	% OWNED 2007	% OWNED 2006	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
			b/fwd	380,347	701,407
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Treasury Pty. Limited [2]	Australia	100.00%	100.00%	41,261	41,261
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	-	100.00%	-	-
Village Theatres Morwell Pty. Limited	Australia	75.00%	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	-	100.00%	-	-
VRB Pty. Limited	Australia	51.65%	66.74%	-	-
VR DTE Distribution USA Inc	United States	100.00%	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	-	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	100.00%	-	-
Warner Village Theme Parks Partnership[3]	Australia	100.00%	-	-	-
WB Properties Australia Pty. Limited	Australia	100.00%	-	-	-
WSW Aviation Pty. Limited	Australia	100.00%	-	-	-
WSWI Pty. Limited	Australia	100.00%	-	-	-
WSW Operations Pty. Limited	Australia	100.00%	-	-	-
WSW Units Pty. Limited	Australia	100.00%	-	-	-
WV Entertainment Pty. Limited	Australia	100.00%	-	-	-
WW Australia Pty. Limited	Australia	100.00%	-	-	-
Worldwide Films Pty. Limited	Australia	100.00%	100.00%	-	-
Investments relating to Financial Guarantee Contracts[5]	n/a	n/a	n/a	3,383	3,383
				424,991	746,051

[1] The investment in Austereo Group Limited ("AGL") was decreased by $133.5 million in the year ended 30 June 2007 (2006: increased by $2.8 million), and an investment impairment reversal of $31.3 million (2006: impairment of $6.0 million) and impairment provision which was included in the calculation of the profit on partial disposal of AGL shares of $6.1 million (2006: nil) were taken up in the year ended 30 June 2007.

[2] The investment in Village Roadshow Treasury Pty. Ltd. was increased by $250.0 million in the year ended 30 June 2006, and additional investment impairment provision of $234.7 million was taken up in the year ended 30 June 2006. There was no movement in the current year.

[3] Movie World Holdings Joint Venture, Sea World Aviation Partnership and Warner Village Theme Parks Partnership are all wholly-owned by the VRL group following the acquistion of the remaining Australian Theme Park interests (Refer Note 32). Therefore, they are now subsidiaries of the VRL group.

[4] An investment impairment provision of $225.0 million was taken up in the year ended 30 June 2007 in relation to VRL's investment in Village Cinemas International Pty. Limited (2006: Nil). Refer also to Note 31.

[5] Represents the total investment by VRL in subsidiaries and sub-subsidiaries relating to Financial Guarantee Contracts.

[6] Foreign subsidiaries carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

(b) Investments in associated entities held by Parent Entity:

NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2007 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000
Roadshow Distributors Pty. Limited[1]	Australia	Film distributors	50.00%	95,000	95,000
Other		N/A	N/A	204	204
				95,204	95,204

[1] Refer also to Note 28(a).

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(14) PROPERTY, PLANT & EQUIPMENT				
Land:				
At cost	29,354	20,533	-	-
Buildings & improvements:				
At cost (completed)	61,085	44,363	-	-
Less depreciation and impairment	(3,248)	(14,269)	-	-
	57,837	30,094	-	-
Capital work in progress	8,941	19,811	-	630
Leasehold improvements:				
At cost	247,303	158,795	2,601	1,618
Less amortisation and impairment	(60,701)	(57,847)	(319)	(210)
	186,602	100,948	2,282	1,408
Plant, equipment & vehicles (owned):				
At cost	435,719	260,622	15,192	13,243
Less depreciation and impairment	(143,894)	(170,424)	(9,113)	(7,556)
	291,825	90,198	6,079	5,687
Plant, equipment & vehicles (leased):				
At cost	13,696	16,240	5,114	5,117
Less amortisation and impairment	(10,885)	(12,251)	(3,617)	(3,242)
	2,811	3,989	1,497	1,875
	577,370	265,573	9,858	9,600
(a) Reconciliations				
Land:				
Carrying amount at beginning	20,533	20,239	-	-
Uplift of asset values / equity-accounted assets through acquisition	9,440	-	-	-
Acquisition of subsidiary (Note 32)	12,625	-	-	-
Net foreign currency movements arising from investments in foreign operation	(292)	294	-	-
Transfer to Held for Sale assets	(12,952)	-	-	-
Carrying amount at end	29,354	20,533	-	-
Buildings & improvements:				
Carrying amount at beginning	30,094	27,669	-	-
Additions	3,447	2,704	-	-
Uplift of asset values / equity-accounted assets through acquisition	11,308	-	-	-
Acquisition of subsidiary (Note 32)	27,104	-	-	-
Net foreign currency movements arising from investments in foreign operation	(872)	881	-	-
Transfer to Held for Sale assets	(10,474)	-	-	-
Disposals/Transfers	20	23	-	-
Depreciation expense	(2,790)	(1,183)	-	-
Carrying amount at end	57,837	30,094	-	-
Capital work in progress:				
Carrying amount at beginning	19,811	11,099	630	1,200
Additions	1,258	11,959	-	2,176
Acquisition of subsidiary (Note 32)	3,264	-	-	-
Uplift of asset values / equity-accounted assets through acquisition	1,202	-	-	-
Disposals/Transfers	(16,594)	(1,428)	(630)	(2,049)
Depreciation expense	-	(1,446)	-	(697)
Impairment	-	(373)	-	-
Carrying amount at end	8,941	19,811	-	630
Leasehold improvements:				
Carrying amount at beginning	100,948	65,050	1,408	1,113
Additions	11,347	41,435	983	372
Uplift of asset values / equity-accounted assets through acquisition	36,950	-	-	-
Acquisition of subsidiary (Note 32)	47,559	-	-	-
Net foreign currency movements arising from investments in foreign operation	(3,859)	1,307	-	-
Disposals/Transfers	6,242	1,164	-	-
Amortisation expense	(12,585)	(7,591)	(109)	(77)
Impairment	-	(417)	-	-
Carrying amount at end	186,602	100,948	2,282	1,408
Plant, equipment & vehicles (owned):				
Carrying amount at beginning	90,198	69,853	5,687	5,177
Additions	37,152	41,854	2,296	2,103
Acquisition of subsidiary (Note 32)	108,682	-	-	-
Uplift of asset values / equity-accounted assets through acquisition	84,671	-	-	-
Net foreign currency movements arising from investments in foreign operation	(1,029)	1,362	-	-
Transfer to Held for Sale assets	(213)	-	-	-
Disposals/Transfers	8,865	(1,069)	-	(19)
Impairment	(196)	(6)	-	-
Depreciation expense	(36,305)	(21,796)	(1,904)	(1,574)
Carrying amount at end	291,825	90,198	6,079	5,687
Plant, equipment & vehicles (leased):				
Carrying amount at beginning	3,989	7,732	1,875	2,556
Additions	45	243	-	179
Disposals/Transfers	(254)	(1,215)	-	(199)
Amortisation expense	(969)	(2,176)	(378)	(661)
Impairment	-	(595)	-	-
Carrying amount at end	2,811	3,989	1,497	1,875

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(15) TRADE AND OTHER PAYABLES				
Current:				
Trade and sundry payables	253,012	166,827	5,273	2,924
Owing to -				
Associated entities	3,139	179	-	-
Other	90	3,013	729	729
Financial Guarantees (Note (i))	-	-	2,834	3,383
	256,241	170,019	8,836	7,036
Non-current:				
Owing to -				
Associated entities	46,540	37,214	34,161	22,599
Other	2,361	17,091	-	-
	48,901	54,305	34,161	22,599

For terms and conditions refer to Note 33(b)(ii).

(i) Financial Guarantees
As listed in Note 22, VRL has provided financial guarantees to a number of its controlled entities, which commit the Company to make payments on behalf of these entities upon their failure to perform under the terms of the relevant contract. The significant accounting estimates and/or assumptions used in determining the fair value of these guarantees has been disclosed in Note 1(c)(xxdi).

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(16) INTEREST BEARING LOANS AND BORROWINGS				
Current:				
Secured borrowings	473,327	257,132	-	-
Unsecured borrowings	83,365	36,797	-	-
Finance lease liabilities (refer Note 23(a))	671	2,882	110	1,025
	557,363	296,811	110	1,025
Convertible notes	3,126	-	3,126	-
Non-current:				
Secured borrowings	829,535	579,767	-	-
Unsecured borrowings	311,600	340,767	-	-
Finance lease liabilities (refer Note 23(a))	231	1,493	110	220
	1,141,366	922,027	110	220
Convertible notes	-	26,430	-	26,430

Terms and conditions relating to the above financial instruments:
The parent entity has a $150,000,000 (2006: $200,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the parent entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over the assets of the Village Theme Parks group and a fixed and floating charge over the economic entity's share of the assets of the Australian Theatres Joint Venture. There are also pledges (or similar) over certain assets in Greece, in relation to the secured borrowings of the economic entity's subsidiaries in Greece. The security for these borrowings is limited to the assets and undertakings of each particular operation or groups of operations. The lease liabilities are secured by a charge over the leased assets.

Refer Note 22(a)(vii) for details of the security relating to the Film Production financing facility. In addition, there is a first ranking security interest over the rights and share of copyright for the Film Production division's other secured borrowings.

Refer Note 33(b)(ii) for additional information concerning finance lease terms and conditions.

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each. In the 30 June 2007 and 30 June 2006 accounts, as a result of the adoption of AASB 132 & 139 effective from 1 July 2005, the total amount has been shown as liabilities. These Perpetual Redeemable Income Debt Exchangeable for Stock[SM] ("PRIDES[SM]") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. At the commencement of the year, 413,300 PRIDES remained issued by the Company. During the year ended 30 June 2007, 374,300 PRIDES were redeemed for a total payment of $30.9 million (2006: Nil). Refer also to note 2(e) in relation to the loss on repurchase in the year ended 30 June 2007.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(17) PROVISIONS				
Current:				
Employee benefits	25,474	20,461	6,633	5,699
Other	4,214	8,088	-	-
	29,688	28,549	6,633	5,699
Non-current:				
Employee benefits	4,655	2,944	277	676
Make good provision	2,867	2,813	-	-
Other	2,497	158	-	-
	10,019	5,915	277	676
Employee benefit liabilities				
Provision for employee benefits				
Current	25,474	20,461	6,633	5,699
Non-current	4,655	2,944	277	676
Aggregate employee benefit liability	30,129	23,405	6,910	6,375

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(17) PROVISIONS (continued)				
(a) Reconciliations				
Make good provision:				
Carrying amount at the beginning of the financial year	2,813	3,024	-	-
Amounts utilised during the year	-	(370)	-	-
Net foreign currency movements arising from investments in foreign operations	33	106	-	-
Discount rate adjustment	21	53	-	-
Carrying amount at the end of the financial year	2,867	2,813	-	-
Other provisions:				
Carrying amount at the beginning of the financial year	8,246	5,925	-	-
Additional provision	2,065	1,995	-	-
Amounts utilised during the year	-	(32)	-	-
Net foreign currency movements arising from investments in foreign operations	-	358	-	-
Reduction of provision (refer Note 2(g))	(3,600)	-	-	-
Carrying amount at the end of the financial year	6,711	8,246	-	-

Make good provision
In accordance with certain lease agreements, the Group must restore leased premises to the original condition on expiration of the relevant lease. Provisions are raised in respect of such 'make good' clauses to cover the Group's obligation to remove leasehold improvements from leased premises.

Because of the long term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate based on estimated CPI.

Other provisions
Other provisions include amounts relating to restructuring, legal issues, and various other matters.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(18) OTHER LIABILITIES				
Current:				
Unearned revenue	8,323	727	-	-
Other liabilities	333	971	175	-
	8,656	1,698	175	-
Non-current:				
Unearned revenue	780	373	-	-
Other liabilities	3,201	5,840	-	347
	3,981	6,213	-	347

(19) CONTRIBUTED EQUITY

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
Issued & fully paid up capital:				
Ordinary shares	48,003	115,905	48,003	115,905
A Class preference shares	434,528	453,605	434,528	453,605
Employee share loans deducted from equity [1]	(25,735)	(16,708)	(25,735)	(16,708)
	456,796	552,802	456,796	552,802
[1] Employee Share Loans deducted from equity				
Secured advances - executive loans [a] (refer also Note 26)	25,735	18,446	25,735	18,446
Provision for non recovery [b]	-	(1,738)	-	(1,738)
	25,735	16,708	25,735	16,708

(a) Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan and Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan and Loan Facility, the first six cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

(b) As at 30 June 2006, provision for non-recovery against secured advances - executive loans, related to the non-declaration of dividends by Village Roadshow Limited, which impacted the recovery of accrued interest. For the year ended 30 June 2007 onwards, the majority of the accrued interest has been repaid, and the balance of the provision has been reversed on the basis that recovery is now likely.

(19) CONTRIBUTED EQUITY (continued)

During the 2007 and 2006 years, movements in fully paid shares on issue were as follows:

	CONSIDERATION		NO. OF SHARES	
	2007 $'000	2006 $'000	2007 Thousands	2006 Thousands
(a) Ordinary shares -				
Beginning of the financial year	115,905	159,459	152,617	168,413
Share buybacks -				
October 2005 at $2.63	-	(736)	-	(280)
October 2005 at $4.13	-	(67)	-	(16)
December 2005 at $2.68 to $2.75 (on-market)	-	(45,421)	-	(16,500)
March 2007 at $3.25 to $3.30 (on-market)	(22,683)	-	(6,864)	-
April 2007 at $3.30 to $3.33 (on-market)	(22,291)	-	(6,744)	-
Share plan issue -				
December 2005 at $2.67	-	2,670	-	1,000
Capital reduction of $0.15 per share	(22,893)	-	-	-
Costs relating to share capital	(35)	-	-	-
End of the financial year	48,003	115,905	139,009	152,617
(b) A Class preference shares -				
Beginning of the financial year	453,605	452,016	109,609	108,689
Share plan issue -				
December 2005 at $2.29	-	2,290	-	1,000
April 2006 at $1.40	-	747	-	533
January 2007 at $3.14	11,272	-	3,590	-
June 2007 at $3.20	960	-	300	-
Share buybacks -				
October 2005 at $3.22	-	(81)	-	(25)
May 2006 at $1.59 to $3.22	-	(1,367)	-	(588)
December 2006 at $1.58 to $3.22	(472)	-	(160)	-
April 2007 at $3.30 to $3.33 (on-market)	(14,386)	-	(4,313)	-
Capital reduction of $0.15 per share	(16,417)	-	-	-
Costs relating to share capital	(34)	-	-	-
End of the financial year	434,528	453,605	109,026	109,609

Share issues:

During the previous year, the Company issued 1,000,000 ordinary shares at $2.67 per share and 1,000,000 A Class preference Shares at $2.29 per share to Mr. P.E. Foo, in accordance with the Share Subscription & Loan Deed as approved at the 2005 annual general meeting. In addition, a further 3,890,000 (2006: 533,333) preference shares were issued at between $3.14 and $3.20 (2006: $1.40) per share. These issues relate to "in substance option" grants made during the year - refer Note 26.

Share buybacks:

During the year, the Company bought back on market and cancelled 13,608,533 (2006: 16,500,000) ordinary shares at prices ranging from $3.25 to $3.33 (2006: $2.68 to $2.75) per share and 4,313,582 (2006: Nil) A Class preference shares at prices ranging from $3.30 to $3.33 per share.

During the year, the Company also bought back 160,000 (2006: 613,333) A Class preference shares at between $1.58 and $3.22 (2006: $1.59 to $3.22) per share in relation to the Employee Share Plan.

Issued Options:

In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

The Company has also issued various "in substance options" - refer Note 26.

As at 30 June 2007, the details of outstanding options over ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

Terms and conditions of contributed equity

Preference shares

Preference shares have the right to receive dividends declared to a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference share dividends have priority over ordinary dividends. In the event of winding up the Company, preference shares rank in priority to all other classes of shares and in addition, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid ordinary share in the capital of the Company.

Preference shares entitle their holder to the following voting rights:
- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

A preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:
(a) on a proposal that affects rights attaching to the preference share;
(b) during a period which any dividend payable on the preference share is more than 6 months in arrears;
(c) on a proposal to reduce the share capital of the Company;
(d) on a proposal to wind up the Company;
(e) on a proposal for the sale of the Company's undertaking.

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid preference share in the capital of the Company.

Ordinary shares entitle their holder to the following voting rights:
- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(20) RESERVES AND RETAINED EARNINGS				
Foreign currency translation reserve:				
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and on equity accounting of associates.				
Balance at beginning of year	(6,794)	(16,606)	-	-
Amount relating to translation of accounts & net investments	8,907	11,943	-	-
Post acquisition share of associates	-	(2,131)	-	-
Balance at end of year	2,113	(6,794)	-	-
Cash flow hedge reserve				
This reserve records the portion of the gain or loss on hedging instruments that are classified as cash flow hedges, and which are determined to be effective hedges.				
Balance at beginning of year	31,202	-	-	-
Transitional adjustments resulting from initial adoption of AASB 132 & 139	-	(21,940)	-	-
Unrealised gains on effective hedging instruments during the year	(6,380)	53,142	-	-
Balance at end of year	24,822	31,202	-	-
Asset revaluation reserve				
The asset revaluation reserve is used to record uplifts on assets owned following business combinations.				
Balance at beginning of year	-	-	-	-
Revaluation of assets as a result of business combination	62,777	-	-	-
Balance at end of year	62,777	-	-	-
Employee equity benefits reserve				
This reserve is used to record the value of equity benefits provided to directors and executives as part of their remuneration (refer Note 26).				
Balance at beginning of year	1,528	-	618	-
Other movements	2,053	1,528	1,173	618
Balance at end of year	3,581	1,528	1,791	618
General reserve:				
A number of overseas subsidiaries are required by local regulations to allocate 5% of current year profits into a general reserve, up to certain maximum limits.				
Balance at beginning of year	263	284	-	-
Other movements	32	(21)	-	-
Balance at end of year	295	263	-	-
Capital profits reserve:				
The capital profits reserve is used to accumulate realised capital profits arising from investments accounted for using the equity method.				
Balance at beginning of year	8	8	-	-
Balance at end of year	8	8	-	-
Available for sale investments revaluation reserve				
This reserve is used to record movements in fair value and exchange differences on translation of investments classified as available for sale financial assets.				
Balance at beginning of year	252	-	-	-
Other movements	(361)	252	-	-
Balance at end of year	(109)	252	-	-
Controlled entity share sale & buy-back reserve				
The subsidiary share sale & buy-back reserve is used to take up dilution gains and losses on shares in subsidiaries sold to minority interests, as well as the differences in shares bought back by subsidiaries in excess of the calculated minority interest share of those buybacks.				
Balance at beginning of year	160,973	166,384	-	-
Transfer to Retained profits	5,750	1,331	-	-
Movements from sales and buy-backs during the year	58,043	(6,742)	-	-
Balance at end of year	224,766	160,973	-	-
Total reserves	318,253	187,432	1,791	618
Retained earnings (accumulated losses):				
Balance at the beginning of year	(252,036)	(195,357)	625,452	707,736
Net profit (loss) attributable to members of Village Roadshow Limited	45,079	(40,692)	(182,877)	172,801
Transitional adjustments resulting from initial adoption of AASB 132 & 139	-	8,435	-	(231,971)
Transfer to Controlled entity share sale & buy-back reserve	(5,750)	(1,331)	-	-
Transfer from Foreign Currency Translation Reserve & other movements	(8)	23	-	-
Total available for appropriation	(212,715)	(228,922)	442,575	648,566
Dividends provided or paid	92,406	23,114	92,406	23,114
Balance at end of year	(305,121)	(252,036)	350,169	625,452
(21) MINORITY INTERESTS				
Minority interests in subsidiaries:				
Contributed equity	72,621	68,422	-	-
Reserves	493	358	-	-
Retained earnings	42,709	23,405	-	-
	115,823	92,185	-	-

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
(22)	**CONTINGENCIES**				
(a)	**Contingent liabilities**[2]				
	Best estimate of amounts relating to:				
(i)	Termination benefits under personal services agreements for 129 (consolidated) group executives and consultants (2006: 180 (consolidated) group executives and consultants)	43,459	45,952	9,550	11,286
(ii)	Bank guarantees for operating lease commitments				
	(a) Guarantees for subsidiaries	1,248	6,851	1,356	6,481
	(b) Guarantees for associated entities	687	712	-	-
	(c) Guarantees for joint ventures	108	193	-	-
(iii)	Several corporate guarantees for operating lease commitments				
	(a) Guarantees for subsidiaries	-	-	43,581	50,170
	(b) Guarantees for associated entities	-	116,584	-	-
	(c) Guarantees for joint ventures	-	-	17,952	21,033
(iv)	Joint and several obligations for operating lease commitments of joint venture partners [1]	69,748	89,557	-	-
(v)	Other corporate guarantee commitments				
	(a) Guarantees in respect of partnership commitments	-	1,458	8,000	4,125
	(b) Guarantees in respect of subsidiary financial performance	-	-	16,790	19,171
		115,250	261,307	97,229	112,266

[1] refer Note 22(b)(i) for corresponding amount reflecting the related contingent assets.

[2] refer Note 15 for disclosure of amounts relating to Financial Guarantee Contracts.

(vi) Claims - General:

A number of claims have been lodged against the Group in relation to various matters, totalling approximately $0.5 million (2006: $0.5 million). Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(vii) Other contingent liabilities - Film Production:

The revolving USD 1.4 billion film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The VRL and VRL group exposure is limited to being liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million. This contingent liability as at 30 June 2007 was USD 26.5 million and will not increase. Based on the films released to 30 June 2007 and the continuation of business by Village Roadshow Pictures Group ("VRPG"), being the group of companies comprising the Film Production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

VRL also continues to provide support to VRPG for the potential liability for profit-sharing, predominantly to Warner Bros. Given current forecasts, it is unlikely that any such support from VRL should be required.

In addition, VRL continues to provide support to VRPG for the funding for prints and advertising expenditure in relation to released films, payable predominantly to Warner Bros., in the event that VRPG's financiers cease providing financing. Given current forecasts, it is unlikely that this support from VRL should be required.

Refer also to Note 28(b) in relation to the restructuring of VRPG and Concord Music Group to form Village Roadshow Entertainment Group ("VREG"), effective from 1 July 2007.

(viii) Other contingent liabilities - Income Tax:

The Group anticipates that ATO audits may occur in future, and is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the Group believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other income tax liabilities in the Balance Sheet) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the Group's provisions, there could be a significant impact on the Group. Finally, it is noted that the parent entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred under Section 80G to subsidiaries of Austereo Group Limited.

(ix) Claim received from the service company of Mr. Peter Ziegler:

In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from Orrong Strategies Pty. Ltd. ("Orrong"), the service company of a former executive, Mr. Peter Ziegler. The total Claim was for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim related to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contended that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintained that a termination payment was only payable if VRL terminated the contract early.

As advised to the Australian Securities Exchange on 29 January 2007, the Supreme Court of Victoria ruled that all claims against VRL by Orrong had failed. In addition, the Supreme Court held that the VRL counterclaim against Mr. Ziegler, Orrong and another company associated with Mr. Ziegler, Remut Pty. Ltd. should succeed for an amount of approximately $12.0 million. In April 2007, VRL obtained a judgment against Mr Ziegler and his companies for approximately $16.5 million (including approximately $4.5 million interest). Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal. Following the judgment, VRL has reduced its provisioning in relation to this matter by $3.6 million ($2.5 million after tax).

(b) **Contingent assets**

In the event that any entity in the Group is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the Group has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
(i)	Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners [1]	69,748	89,557	-	-

[1] refer Note 22(a)(iv) for corresponding amount reflecting the related contingent liabilities.

(ii) Other contingent assets - Judgement awarded to Village Roadshow Limited:

As detailed in Note 22(a)(ix) above, in April 2007 the Supreme Court held that an amount of approximately $16.5 million should be paid to VRL. Mr Ziegler and his companies have appealed this judgment and the appeal is scheduled to be heard in 2008. Enforcement of the judgment has been stayed pending the outcome of the appeal.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(23) COMMITMENTS

(a) Finance leases -

The Group has finance leases and hire purchase contracts for various items of plant and equipment. These leases have no renewal options included in the contracts.

Future minimum lease payments under finance leases and hire purchase contracts together with the present value of the net minimum lease payments are as follows:

	2007		2006	
	Minimum lease payments $'000	Present value of lease payments $'000	Minimum lease payments $'000	Present value of lease payments $'000
CONSOLIDATED				
Payable within 1 year	718	671	3,039	2,876
Payable between 1 and 5 years	242	231	1,588	1,499
Payable after 5 years	-	-	-	-
	960	902	4,627	4,375
Less future finance charges	(58)	-	(252)	-
Total finance lease liabilities	902	902	4,375	4,375
PARENT ENTITY				
Payable within 1 year	122	110	1,067	1,019
Payable between 1 and 5 years	115	110	237	226
Payable after 5 years	-	-	-	-
	237	220	1,304	1,245
Less future finance charges	(17)	-	(59)	-
Total finance lease liabilities	220	220	1,245	1,245

(b) Operating leases -

The Group has entered into commercial leases on cinema and office sites. The lease commitments schedule below includes cinema leases with terms of up to 21 years, however it does not include terms of renewal. In general, cinema leases do not include purchase options although on rare occasions there may be a purchase option. Renewals are at the option of the specific entity that holds that lease. In addition, the leases include the Crown leases entered into by Sea World Property Trust which have a remaining term of 50 years.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2007 $'000	2006 $'000	2007 $'000	2006 $'000
(b)(i)	Operating leases - Minimum lease payments				
	Payable within 1 year	62,464	65,743	-	428
	Payable between 1 and 5 years	244,327	257,695	-	-
	Payable after 5 years	356,520	392,117	-	-
		663,311	715,555	-	428
(b)(ii)	Operating leases - Percentage based lease payments [1]				
	Payable within 1 year	3,059	2,652	-	-
	Payable between 1 and 5 years	25,830	25,820	-	-
		28,889	28,472	-	-
	Total operating lease commitments	692,200	744,027	-	428

[1] Accounting standard AASB 117: *Leases* applies to the estimated contingent rental commitments of the parent entity and the Group. This standard requires the reporting of operating lease rental expense on a straight-line basis over the life of the lease, inclusive of contingent rentals. The Group is required to pay percentage rent on certain operating leases. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. It is not possible for the group to reliably determine the amount of percentage rent that will be payable under each of the operating leases, as such, percentage rent is expensed as incurred, rather than being included in the operating rent expense recognised on a straight-line basis over the life of the lease.

Refer to Note 31 for details of operating lease commitments relating to discontinued operations.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
(23) COMMITMENTS (continued)				
(c) Other expenditure commitments - Estimated capital and other expenditure contracted for at balance date but not provided for				
Payable within one year				
- joint ventures	13,148	3,330	-	-
- associates	2,378	9,363	-	-
- other	3,856	24,618	-	-
	19,382	37,311	-	-
Payable between 1 and 5 years				
- associates	-	4,886	-	-
Payable later than 5 years				
- other	-	8,820	-	-
Total other expenditure commitments	19,382	51,017	-	-

Refer to Note 31 for details of other expenditure commitments relating to discontinued operations.

(24) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its subsidiaries and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

Name	Position
(i) Directors	
John R. Kirby	Chairman (executive)
Robert G. Kirby	Deputy Chairman (executive)
Graham W. Burke	Managing Director (executive)
Peter E. Foo	Finance Director (executive) Resigned as director 19 March 2007
Peter M. Harvie	Director (executive)
William J. Conn	Director (independent non-executive)
D. Barry Reardon	Director (independent non-executive)
Peter D. Jonson	Director (independent non-executive)
David J. Evans	Director (independent non-executive) Appointed 2 January 2007
Robert Le Tet	Director (independent non-executive) Appointed 2 April 2007
(ii) Executives	
Peter E. Foo	Finance Director to 19 March 2007, then Group Chief Operating Officer (from 19 March 2007 onwards)
Philip S. Leggo	Group Company Secretary
Julie E. Raffe	Chief Financial Officer
Tony N. Pane	Chief Tax Counsel
Simon T. Phillipson	General Counsel
Timothy Carroll	Chief Marketing Officer
Peter J. Davey	Managing Director, Corporate Development (Key Management Personnel from 1 December 2005 onwards)
David Kindlen	Chief Information Officer (Key Management Personnel from 1 December 2006 onwards)
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production (ceased as Key Management Personnel from 30 April 2006)

All of the above persons were Key Management Personnel during the years ended 30 June 2007 and 30 June 2006, except where otherwise shown. There were no changes to the Key Management Personnel after the reporting date to the date this financial report was authorised for issue.

(b) Compensation of Key Management Personnel

(i) Compensation policy

The performance of the Company depends upon the skills and quality of its Key Management Personnel including its Directors, and its Secretaries and senior executives. To prosper the Company must attract, motivate and retain highly skilled Key Management Personnel. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its Key Management Personnel compensation framework:

* Provide competitive rewards to attract and retain high calibre Key Management Personnel who are dedicated to the interests of the Company;
* Link executive compensation to the achievement of the Company's financial and operational performance;
* All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
* Establish appropriate, demanding, personalised performance hurdles in relation to variable executive compensation and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ("at risk") pay, including short term, fixed compensation, other benefits and post-employment compensation such as superannuation; and variable compensation including Short term performance Incentive Bonus ("STI"); and long term equity-linked performance Incentive ("LTI").

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the Company's Executive Directors and senior managers. The compensation arrangements of the separately listed controlled entity, Austereo Group Limited ("Austereo") are determined by that entity's Remuneration Committee, and, subject to completion of the merger to form Village Roadshow Entertainment Group (BVI) Limited ("VREG") later in calendar 2007, by VREG's Remuneration Committee. The Remuneration Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

Based on the recommendations of the Finance Director/Chief Operating Officer, the Chairperson, Deputy Chairperson and Managing Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above executive Key Management Personnel) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All Key Management Personnel have the opportunity to participate in the Company's bonus scheme after at least six months of service where specified individual and group criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

(ii) Non-executive Director Compensation

The total cash remuneration of Independent Directors (being Directors' fees paid to anyone not in an executive capacity) is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meetings from time to time. Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they had served, payable quarterly in arrears. From 1 July 2007 the Board fees were increased to $80,000 and Board Committee fees to $20,000 per annum respectively. In addition Board Committee chairpersons were paid at a 50% premium to Board Committee members in recognition of their additional workload whereas the members of the Nomination Committee were paid at the rate of 50% of Board Committee fees.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's fee remuneration.

(iii) Executive Director and other Key Management Personnel Compensation

The consolidated entity aims to reward its Key Management Personnel with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the entity, so as to reward for corporate performance against targets set by reference to appropriate benchmarks, align the interests of the Key Management Personnel with those of the entity and of its shareholders, link their rewards to the strategic goals and performance of the entity or relevant division, and to ensure that their individual total compensation is competitive by market standards. The relevant performance conditions, an explanation of why they were chosen and a summary of the methods used in assessing such performance are set out below.

The level of fixed pay of the Company's Key Management Personnel is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market. Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. Fixed (primary) compensation may be taken in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)
(b) Compensation of Key Management Personnel (continued)

(iv) Short Term Incentive Bonus Program for Key Management Personnel

The objective of the STI bonus program is to link the achievement of the entity's or consolidated entity's annual operational targets with the compensation received by Key Management Personnel charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Key Management Personnel to achieve the operational targets and such that the cost to the consolidated entity is reasonable in the circumstances.

All Key Management Personnel are eligible to participate in the entity's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to Key Management Personnel depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met. The consolidated entity has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI bonus payments to the operational performance of the consolidated entity.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the entity's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Bonuses are calculated based on the growth in the ratio from year to year, capped at a maximum of 50% of salary. From the financial year ending 30 June 2008 onwards, the STI bonus cap has been set at 100% of salary. In 2006 Mr. P.M. Harvie declined to accept his STI bonus. All bonuses, including any recommended STI bonus payments for Key Management Personnel, are approved by their respective Remuneration Committees.

In addtion transaction based specific bonuses may be payable to one or more Key Management Personnel where specific medium term strategic challenges are encountered. In particular, the Key Management Personnel involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests to the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ('VRPG') resulted in cash bonuses being paid to Messrs G.W. Burke and G. Basser and other VRPG senior executives.

(v) Long Term Incentives for Key Management Personnel

The objective of the LTI plans are to reward Key Management Personnel in a manner which assists in aligning this element of compensation with the creation of shareholder wealth.
Refer Note 26 for details on LTI Share Based Payment Plans.

The relative proportions of the fixed and the "at risk" STI and LTI performance compensation for the Key Management Personnel are as set out in the tables on pages 67 and 68.

(vi) Compensation of Key Management Personnel for the year ended 30 June 2007 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out in the table on page 67.

(vii) Compensation of Key Management Personnel for the year ended 30 June 2006 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out in the table on page 68.

(viii) Compensation by Category: Key Management Personnel

	Consolidated		Village Roadshow Limited	
	2007	2006	2007	2006
	$	$	$	$
Short-Term	15,053,415	15,720,640	15,053,415	15,720,640
Post-Employment	872,091	750,807	872,091	750,807
Other Long-Term	680,886	321,996	680,886	321,996
Termination Benefits	-	-	-	-
Sub-totals	**16,606,392**	16,793,443	**16,606,392**	16,793,443
Share-based Payment	767,794	917,968	767,794	917,968
Totals	**17,374,186**	**17,711,411**	**17,374,186**	**17,711,411**

(c) Service Agreements for Key Management Personnel

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's Key Management Personnel are formalised in service agreements. The names of these officers and their respective positions held are set out above. The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to remuneration are as set out below.

Mr. G.W. Burke's five year contract with the Company as Managing Director expires on 14 December 2010. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and Cash Flow Return on Investment ("CFROI") levels. The contract also provides for the grant of six million options over ordinary shares which expire on 30 November 2007 (as described in Note 19) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's subsidiary, Austereo Group Limited, expires on 30 June 2009. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary.

The Company's Group Chief Operating Officer, Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009, and Mr. Phillipson's contract has an option to extend for a further two years at the Company's discretion. Ms. Raffe's service agreement expires on 30 November 2009, and Messrs P. Davey, T. Carroll and D. Kindlen have ongoing employment agreements. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr. Leggo and Ms. Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus, which in the case of Mr. Carroll depends on performance against nominated EBITDA targets. Mr. Pane's contract has a non-standard leave entitlement for flexible working arrangements. Payment for termination without cause under these employment contracts for Messrs Leggo, Phillipson, Davey and Carroll and Ms. Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(c) Service Agreements for Key Management Personnel (continued)

On 30 April 2006 Mr. G. Basser ceased to be Key Management Personnel. Prior to this date, Mr. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition a separate Consultancy Agreement existed with Greg Basser Pty. Ltd. for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc. to 30 June 2011 and a new consultancy agreement with Onbass Pty. Ltd. for services to Village Roadshow Film Administration Management Pty. Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition, Mr Basser's employment contract with Village Roadshow Pictures Entertainment Inc. provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined in Note 26.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr Basser's US based employment ceases and Mr Basser returns to Australia, the Company will offer Mr Basser an equivalent position and compensation of at least $1 million per annum, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested ESP shares will immediately be forfeited.

(d) Relationship between Remuneration Policy and Performance of the entity

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company.

All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks and where appropriate, demanding, personalised performance hurdles have been achieved.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

The Total Shareholder Return ("TSR") of the Company has broadly increased in simple terms over the previous four years and by 59% in the current reporting period. Based on the investment of $1,000 in ordinary shares on 1 July 2002, it demonstrates the impact on shareholders of investing in ordinary shares over that time frame. In addition the Company's share price over the previous five years since July 2002 has exceeded the S&P ASX200 over the same period.

The movement in aggregate Executive Director remuneration, excluding equity, since 2002 has broadly followed the increase in TSR and earnings per share ("EPS"). In September 2002 Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo took a voluntary 20% cut in base salary, which was partly reversed in April 2005.

The calculation of annual bonuses for the three Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these three Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the three Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable. For the years ended 30 June 2006 and 30 June 2007 these STI bonuses were capped at a maximum of 50% of salary. From the year ended 30 June 2008 the STI bonuses to the 3 Executive Directors are capped at a maximum of 100% of salary.

Similarly, the total aggregate annual STI bonus remuneration of the other Key Management Personnel of the Company has been broadly steady over the last several years. In addition to STI bonuses, one-off 'transactional bonuses' may be payable to Key Management Personnel arising from the successful completion of specific medium term strategic initiatives. These include transactional bonuses to Mr. Basser and to Mr. Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc. in October 2005.

(e) Shareholdings of Key Management Personnel (Consolidated)

Shares held in Village Roadshow Limited (number)

2007

	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
Name	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Directors										
Robert G. Kirby	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
John R. Kirby	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
Graham W. Burke	95,249,698	-	-	-	-	-	(15,456,667)	-	79,793,031	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	-	-	-	-	-	-	-	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
David J. Evans	-	-	-	-	-	-	-	-	-	-
Robert Le Tet	-	-	-	-	-	-	-	-	-	-
Executives										
Peter E. Foo[1]	-	-	-	-	-	-	-	-	-	-
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Timothy Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-
David Kindlen	11,025	12,000	-	-	-	-	-	-	11,025	12,000

[1] On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(25) DIRECTOR AND EXECUTIVE DISCLOSURES (continued)
(e) Shareholdings of Key Management Personnel (Consolidated) (continued)
Shares held in Village Roadshow Limited (number)
2006

Name	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Directors										
Robert G. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
John R. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Graham W. Burke	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	1,153,019	-	-	-	-	-	(1,153,019)	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Executives										
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Gregory Basser	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Timothy Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-

Shares held in Austereo Group Limited (number)
2007

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Robert G. Kirby	253,395,438	-	-	(72,301,582)	181,093,856
John R. Kirby	253,395,438	-	-	(72,301,582)	181,093,856
Graham W. Burke	253,395,438	-	-	(72,301,582)	181,093,856
Peter M. Harvie	-	-	-	-	-
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
David J. Evans	-	-	-	-	-
Robert Le Tet	-	-	-	-	-
Executives					
Peter E. Foo[1]	5,000	-	-	2,000	7,000
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Tony N. Pane	6,054	-	-	(6,054)	-
Simon T. Phillipson	2,702	-	-	(2,702)	-
Timothy Carroll	-	-	-	-	-
Peter J. Davey	-	-	-	-	-
David Kindlen	16,216	-	-	-	16,216

2006

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Robert G. Kirby	251,562,594	-	-	1,832,844	253,395,438
John R. Kirby	251,562,594	-	-	1,832,844	253,395,438
Graham W. Burke	251,562,594	-	-	1,832,844	253,395,438
Peter E. Foo	5,000	-	-	-	5,000
Peter M. Harvie	-	-	-	-	-
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
Executives					
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Gregory Basser	27,026	-	-	-	27,026
Tony N. Pane	6,054	-	-	-	6,054
Simon T. Phillipson	2,702	-	-	-	2,702
Timothy Carroll	-	-	-	-	-
Peter J. Davey	-	-	-	-	-

[1] On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

All shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan for the above Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance options' are set out in Note 26.

All equity transactions with Key Management Personnel, other than those which have been treated as 'in substance options', have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(f) Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of loans to Key Management Personnel are as follows:

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year[3] $	Number in group at the end of the year No.
Year ended 30 June 2007						
Directors	2,066,467	108,800	-	-	-	-
Executives	-	-	-	-	-	-
Total KMP	**2,066,467**	**108,800**	-	-	-	-
Year ended 30 June 2006						
Directors	-	66,467	-	-	2,066,467	1
Executives	-	-	-	-	-	-
Total KMP	-	**66,467**	-	-	**2,066,467**	1

(ii) Details of Key Management Personnel with loans above $100,000 in the reporting period are as follows:

30 June 2007

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Robert G. Kirby	2,066,467	108,800	-	-	-	2,066,467

30 June 2006

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Robert G. Kirby	-	66,467	-	-	2,066,467	2,066,467

[3] Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

Terms and conditions of loans

The consolidated entity concluded an agreement with Mr. R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a five year term, repayable earlier in the event that Mr. Kirby's employment with the entity ceases. The interest rate applicable to the loan was the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the consolidated entity's cost of borrowing plus a margin of 0.50%. The loan was repaid in full with accrued interest on 29 March 2007. No compensation value has been attributed to this loan as it was on arms length terms and conditions.

All loans to purchase shares under the Company's and Austereo Group Limited's Executive Share Plans, the Senior Executive Share Plan, and the Company's Executive and Employee Option Plan for Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance option' loans are set out in Note 26.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(g) Other transactions and balances with Key Management Personnel

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn had a 16% economic interest until September 2006. These transactions were carried out under arm's length terms and conditions and were trivial in nature.

During the period the Company sold its remaining 1,455,897 shares in Becton Property Group Limited (of which Mr. W. J. Conn was a Director and shareholder) on market (2006 1,544,103). These transactions were carried out under arms length terms and conditions.

During the period, the economic entity agreed to provide certain legal and cinema refurbishment design services, on an arms length basis, to the landlord of the Noosa 5 Cinemas, which is a non-competing cinema complex owned by an entity associated with Mr. J.R. Kirby. The total charged for these services is less than $10,000.

The economic entity purchased wine (both directly & indirectly) from Yabby Lake International Pty. Ltd. ("Yabby Lake") and Drummonds Lane Pty. Ltd. ("Drummonds Lane"). Mr. R.G. Kirby has economic interests of 100% in Yabby Lake and 50% in Drummonds Lane. The total purchases were $385,210 for the year ended 30 June 2007 (2006 $337,164). The wine purchased was for the Cinema Exhibition division's Gold Class and Europa cinemas, as well as for Corporate functions. These transactions are carried out under arm's length terms and conditions.

(25) (b) (vi) Compensation of Key Management Personnel of the Company for the period ended 30 June 2007

Name	Position from / to (positions do not necessarily co-incide with employment commencement dates)	Year	Note	Short term Benefits: Salary & Fees	Short term Benefits: Cash Bonus S.T.I.	Short term Benefits: Non-cash Benefits	Short term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termination Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Directors															
John R. Kirby	Executive Chairman from 28/06/2006	2007		1,782,500	551,466	11,305	-	105,113	-	-	29,731	-	-	2,480,115	22.24%
		%		71.87	22.24	0.46	-	4.24	-	-	1.20	-	-	100.00	
Robert G Kirby	Executive Deputy Chairman from 28/06/2006	2007		1,779,472	551,466	158,551	6,055	105,113	-	-	178,180	-	-	2,778,837	19.85%
		%		64.04	19.85	5.71	0.22	3.78	-	-	6.41	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2007		1,782,500	551,466	135,061	-	105,113	-	-	29,741	-	-	2,603,881	21.18%
		%		68.46	21.18	5.19	-	4.04	-	-	1.14	-	-	100.00	
Peter E. Foo	Finance Director to 19/03/2007	2007	4, 5, 6	883,523	300,000	51,359	3,348	78,835	-	103,290	26,945	-	386,042	1,833,342	43.05%
		%		48.19	16.36	2.80	0.18	4.30	-	5.63	1.47	-	21.06	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2007	2, 4	740,768	500,000	8,098	-	101,134	-	90,746	13,835	-	-	1,454,581	40.61%
		%		50.93	34.37	0.56	-	6.95	-	6.24	0.95	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2007		52,752	-	-	-	62,248	-	-	-	-	-	115,000	-
		%		45.87	-	-	-	54.13	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2007		77,980	-	20,618	-	7,020	-	-	-	-	-	105,818	-
		%		73.69	-	19.67	-	6.63	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2007		141,250	-	-	-	-	-	-	-	-	-	141,250	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
David J. Evans	Independent Director since 02/01/2007	2007		32,110	-	-	-	2,890	-	-	-	-	-	35,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Robert Le Tet	Independent Director since 02/04/2007	2007		19,495	-	-	-	1,755	-	-	-	-	-	21,250	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
	Director Subtotals			*7,292,350*	*2,454,398*	*385,192*	*9,403*	*569,221*	-	*194,036*	*278,432*	-	*386,042*	*11,569,074*	
Executives															
Peter E. Foo	Finance Director to 19/03/2007 then Group Chief Operating Officer from 19/03/2007	2007	4, 5, 7	1,178,030	300,000	51,359	4,464	105,113	-	137,720	35,927	-	487,443	2,300,056	40.22%
		%		51.22	13.04	2.23	0.19	4.57	-	5.99	1.56	-	21.19	100.00	
Philip S. Leggo	Group Company Secretary since 23/02/1993	2007	1, 4	355,344	200,000	63,375	2,009	98,629	-	10,606	11,731	-	37,283	778,877	31.83%
		%		45.62	25.68	8.14	0.26	12.65	-	1.36	1.51	-	4.79	100.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2007	1, 4	349,195	200,000	49,930	26,266	33,556	-	12,737	24,337	-	60,767	756,788	36.14%
		%		46.14	26.43	6.60	3.47	4.43	-	1.68	3.22	-	8.03	100.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2007	1, 4	1,039,007	300,000	2,046	2,317	28,199	-	5,878	21,941	-	52,086	1,451,474	24.66%
		%		71.58	20.67	0.14	0.16	1.94	-	0.40	1.51	-	3.59	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2007	1, 4	462,481	250,000	2,632	2,090	41,689	-	7,924	10,123	-	34,724	811,643	36.06%
		%		56.98	30.80	0.32	0.26	5.14	-	0.98	1.25	-	4.28	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/2000	2007	1, 4	399,213	200,000	37,105	12,572	45,469	-	11,789	25,775	-	26,043	757,966	31.38%
		%		52.67	26.39	4.90	1.66	6.00	-	1.56	3.40	-	3.44	100.00	
Peter J. Davey	Managing Director, Corporate Development since 01/12/2005	2007	1, 4	342,064	150,000	1,284	1,253	12,686	-	10,022	-	-	43,405	560,714	36.28%
		%		61.01	26.75	0.23	0.22	2.26	-	1.79	-	-	7.74	100.00	
David Kindlen	Chief Information Officer since 01/12/2006	2007	1, 3, 4	114,735	50,000	635	916	16,464	-	6,013	6,130	-	26,043	220,936	37.14%
		%		51.93	22.63	0.29	0.41	7.45	-	2.72	2.77	-	11.79	100.00	
	Executive Subtotals			*4,240,049*	*1,650,000*	*208,366*	*51,887*	*381,705*	-	*202,689*	*135,964*	-	*767,794*	*7,638,454*	
Total for Key Management Personnel for 2007				10,648,876	3,804,398	542,199	57,942	872,091	-	293,435	387,451	-	767,794	17,374,186	

1. Includes amortised value of share based payment from grants of preference shares under the Executive Share Plan.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position.
3. Key Management Personnel for only part of 2007 period.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's various Executive Share Plans.
5. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan.
6. Includes amounts only whilst an Executive Director of the Company to 19 March 2007.
7. Includes amounts for Mr. P. E. Foo as Key Management Personnel for whole of 2007 financial year, both as Finance Director to 19 March 2007 and continuing as Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(25) (b) (vii) Compensation of Key Management Personnel of the Company for the period ended 30 June 2006

Name	Position from / to (positions do not necessarily co-incide with employment commencement dates)	Year	Note	Short term Benefits: Salary & Fees	Short term Benefits: Cash Bonus S.T.I.	Short term Benefits: Non-cash Benefits	Short term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termination Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Directors															
John R. Kirby	Executive Dep Chairman from 02/05/2002 then Executive Chairman from 28/06/2006	2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	-
		%		91.35	-	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
Robert G Kirby	Executive Chairman from 02/05/2002 Executive Dep Chairman from 28/06/2006	2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	-
		%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2006	3, 6	1,780,880	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
		%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
Peter E. Foo	Finance Director since 12/02/1998	2006	8	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
		%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
		%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	-
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2006		145,000	-	-	-	-	-	-	-	-	-	145,000	-
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
	Director Subtotals			*7,553,717*	*1,625,000*	*372,082*	*25,093*	*519,451*	-	*78,647*	*146,478*	-	*385,374*	*10,705,842*	
Executives															
Philip S. Leggo	Group Company Secretary since 23/02/1993	2006	1	345,888	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
		%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
		%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
Gregory Basser	Director, Commercial & Legal from 01/02/1999 to 30/04/2006	2006	5, 6, 7, 9, 10	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.96%
		%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2006		1,038,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
		%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
		%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/2000	2006		321,132	165,000	30,007	1,513	21,838	-	-	6,242	-	-	545,732	30.23%
		%		58.84	30.23	5.50	0.28	4.00	-	-	1.14	-	-	100.00	
Peter J. Davey	Managing Director, Corporate Development since 01/12/2005	2006	7	153,141	70,000	315	389	7,081	-	-	-	-	-	230,926	30.31%
		%		66.32	30.31	0.14	0.17	3.07	-	-	-	-	-	100.00	
	Executive Subtotals			*3,588,744*	*2,325,750*	*144,840*	*85,414*	*231,356*	-	-	*96,871*	-	*532,594*	*7,005,569*	
Total for Key Management Personnel for 2006				11,142,461	3,950,750	516,922	110,507	750,807	-	78,647	243,349	-	917,968	17,711,411	

1. Includes amortised value of share based payment from grant of 150,000 preference shares under the Executive Share Plan on 17 March 2005.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. In 2006 Mr. Harvie declined to accept his bonus.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
6. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
7. Key Management Personnel for only part of 2006 period.
8. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
9. Includes amortised value of share based payment from grant of 533,333 preference shares under Executive Share Plan on 28 April 2006 and for Performance Units under Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.
10. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as Key Management Personnel during the period excludes amounts paid by Village Roadshow Pictures Entertainment Inc.

(26) SHARE BASED PAYMENT PLANS

(a) Long Term Incentive Executive Share and Loan Plans

The Company has used the fair value measurement provisions of AASB 2: *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2: *Share-based Payment* these LTI executive share plan shares and loans are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants is amortised and disclosed as part of Director and senior manager compensation on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

During the period the consolidated entity had six different LTI plans in which Key Management Personnel participated to varying extents. These included:

1. A 2001 Share Option Plan over ordinary shares to the entity's Managing Director;
2. The entity's Executive Share Plan and Loan Facility ("ESP");
3. The entity's 2005 Senior Executive Share Plan and Loan Facility ("SESP");
4. The consolidated entity's Austereo Group Limited Executive Share Plan and Loan Facility ("AESP");
5. The consolidated entity's 2005 Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ("VRPG LTI"); and
6. The entity's legacy Executive and Employee Option Plan ("EOP").

The LTI plans are not designed specifically to remunerate Key Management Personnel, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Key Management Personnel to whom the LTI's are granted and to assist in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company.

Other than the VRPG LTI, the benefits, if any, under the LTI's are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of the Key Management Personnel's employment are appropriate given the shorter term annual performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to the entity's Managing Director and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance and to closely align Mr. Burke's interests with those of shareholders.

The VRPG LTI performance condition that must be met is for the capital value of VRPG to have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. The Performance Units vest over five years at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an Initial Public Offering ("IPO") only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price. A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. Other than Mr. Basser, who ceased to be Key Management Personnel on 30 April 2006, no Key Management Personnel participated in the VRPG LTI during the period.

From 1 January 2005, 'in substance options' granted as part of Key Management Personnel compensation have been valued using the Black-Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the 'in substance option'.

(b) Share based Long Term Incentive grants during the year for Key Management Personnel

The terms and conditions of each share based LTI performance payment affecting compensation during the period or future periods are as follows:

Name of relevant Key Management Personnel		Number of Options	Underlying Type of Shares	Grant Date	Vesting Date	Fair Value per Option	Fair Value attributable during the Period - $	Fair Value attributable in Future Periods - $
G. W. Burke	*Note (i)*	2,000,000	Ordinary	15-May-01	15-May-04	$0.17	-	-
		2,000,000	Ordinary	15-May-01	15-May-05	$0.15		
		2,000,000	Ordinary	15-May-01	15-May-06	$0.11		
P.S. Leggo	*Note (ii)*	30,000	Preference	17-Mar-05	17-Mar-06	$0.33	11,240	11,892
		30,000	Preference	17-Mar-05	17-Mar-07	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-08	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-09	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-10	$0.33		
		30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
S.T. Phillipson	*Note (ii)*	40,000	Preference	31-Jan-07	31-Jan-08	$0.919	34,724	149,076
		40,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		40,000	Preference	31-Jan-07	31-Jan-12	$0.919		
T.N. Pane	*Note (ii)*	30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
P.J. Davey	*Note (ii)*	50,000	Preference	31-Jan-07	31-Jan-08	$0.919	43,405	186,345
		50,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		50,000	Preference	31-Jan-07	31-Jan-12	$0.919		

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

The terms and conditions of each share based LTI performance payment affecting compensation during the period or future periods are as follows (continued):

Name of relevant Key Management Personnel		Number of Options	Underlying Type of Shares	Grant Date	Vesting Date	Fair Value per Option	Fair Value attributable during the Period - $	Fair Value attributable in Future Periods - $
T. Carroll	*Note (ii)*	60,000	Preference	31-Jan-07	31-Jan-08	$0.919	52,086	223,614
		60,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		60,000	Preference	31-Jan-07	31-Jan-12	$0.919		
D. Kindlen	*Note (ii)*	30,000	Preference	31-Jan-07	31-Jan-08	$0.919	26,043	111,807
		30,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		30,000	Preference	31-Jan-07	31-Jan-12	$0.919		
J. E. Raffe	*Note (ii)*	70,000	Preference	31-Jan-07	31-Jan-08	$0.919	60,767	260,883
		70,000	Preference	31-Jan-07	31-Jan-09	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-10	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-11	$0.919		
		70,000	Preference	31-Jan-07	31-Jan-12	$0.919		
G. Basser	*Note (ii)*	426,666	Preference	28-Apr-06	28-Apr-06	$0.55	48,541	-
		106,667	Preference	28-Apr-06	28-Apr-07	$0.55		
	Note (v)	20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-06	$177,230.00	270,863	311,899
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-07	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-08	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-09	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-10	$177,230.00		
P.E. Foo	*Note (iii)*	200,000	Preference	14-Dec-05	14-Dec-06	$0.50	174,087	202,050
		200,000	Preference	14-Dec-05	14-Dec-07	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-08	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-09	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-10	$0.50		
		200,000	Ordinary	14-Dec-05	14-Dec-06	$0.90	313,356	363,690
		200,000	Ordinary	14-Dec-05	14-Dec-07	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-08	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-09	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-10	$0.90		

No options over ordinary shares in the Company were provided as remuneration to any Key Management Personnel of the Village Roadshow Limited consolidated group during the financial year, other than the grants described above.

No options to acquire shares were exercised during the financial year. The vesting periods for the various 'in substance options' are outlined above.

The expense recognised in the income statement in relation to share based payments is disclosed in Note 25.

(i) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005; and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are shown in the table above.

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as they were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $nil for the 2007 financial year (2006: $38,558). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed in Note 25.

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

(ii) Executive Share Plan and Loan Facility ("ESP")

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class Preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

On 17 March 2005, 150,000 preference shares were allotted to Mr. P.S. Leggo according to his employment contract. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Mr. Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Leggo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $11,240 for the 2007 financial year (2006: $19,676). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

On 31 January 2007, 1,550,000 preference shares were allotted to Messrs P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe. The number of preference shares per individual Key Management Personnel is as set out in the table above. Under AASB 2: *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 31 January 2007:

- Value per loan per share: $3.14;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.971% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $269,111 for the 2007 financial year (2006: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Messrs. P.S. Leggo, S.T. Phillipson, T.N. Pane, P.J. Davey, T. Carroll and D. Kindlen and Ms. J.E. Raffe 'in substance options' and the percentage of their total remuneration is detailed in Note 25.

On 28 April 2006, 533,333 preference shares were allotted to Mr G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr. Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr. Basser resulting in a starting loan balance in April 2006 of approximately $1.65 per share.

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006, 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% vesting in April 2007 based on a market price of approximately $2.24 per share at the date of grant.

The fair value of each 'in substance options' for Mr. Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Basser are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $48,541 for the 2007 financial year (2006: $244,792). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

(iii) Senior Executive Share Plan and Loan Facility ("SESP")

The Company's SESP was approved by shareholders on 25 November 2005 and allowed for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's then Finance Director, Mr. P.E. Foo under a Share Subscription and Loan Deed.

The SESP shares are issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by the Mr Foo who paid for the allotment by obtaining a loan from the consolidated entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. Under AASB 2: *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Foo are shown in the table above.

The fair value of each 'in substance options' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr. Foo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $174,087 for the 2007 financial year (2006: $123,863) for the preference share 'in substance options' and of $313,356 for the 2007 financial year (2006: $222,953) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

(iv) Austereo Group Limited's Executive Share Plan and Loan Facility ("AESP")

The AESP, and the specific grant of shares to Mr. P.M. Harvie, was approved by shareholders of Austereo on 19 January 2001 and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period are less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive.

Under AASB 2: *Share-based Payment* any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI")

Village Roadshow Pictures Group ('VRPG'), the Company's motion picture production division, issued certain rights (called 'Performance Units') in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230 million.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an IPO only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an IPO of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

There are two types of Performance Units – Category A provides for five executives in total, including Mr. G. Basser, to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230 million, and Category B is a right for one VRPG executive to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

(26) SHARE BASED PAYMENT PLANS (continued)

(b) Share based Long Term Incentive grants during the year for Key Management Personnel (continued)

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ("VRPG LTI") continued

The fair value of each Category A Performance Unit right, other than for those issued to Mr. G. Basser shown above, is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230 million;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights, other than Mr. Basser's which are shown in the table above, are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.55% of VRPG	01-Nov-05	31-Dec-06	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-07	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-08	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-09	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-10	$180,775

The fair value of each Category B Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7458 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	01-Nov-05	31-Dec-06	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-07	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-08	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-09	$241,084
20% of 2.5% of VRPG	01-Nov-05	31-Dec-10	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7907 (2006: 0.7463). This amounts to a total of $221,687 for Category A for the 2007 financial year (2006: $273,487) and $368,449 for Category B for the 2007 financial year (2006: $364,727). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Mr. Basser's options and the percentage of his total remuneration is detailed in Note 25. Mr. Basser ceased to be Key Management Personnel from 30 April 2006.

(vi) Executive and Employee Option Plan ("EOP")

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by participants remain.

(vii) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

The number of shares in the Company and in Austereo during the financial year in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(c) Option holdings of Key Management Personnel (Consolidated)

(i) Holdings of Options over shares in Village Roadshow Limited of Key Management Personnel during the year and prior year

30 June 2007

Name	Balance at beginning of period	Granted as remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Executives						
Nil						

30 June 2006

Name	Balance at beginning of period	Granted as remuneration	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Executives						
Nil						

Other than the 'in substance options' described in (b) above, no options are vested and unexercisable at the end of the year.

(ii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Village Roadshow Limited during the year and prior year

30 June 2007

	Balance at the start of the year		Granted as remuneration		On exercise of options	Net change other		Balance at the end of the year	
Name	**Ord.**	**Pref.**	**Ord.**	**Pref.**	**Ord./Pref.**	**Ord.**	**Pref.**	**Ord.**	**Pref.**
Directors									
Peter M. Harvie	257,400	242,900	-	-	-	-	-	257,400	242,900
Executives								-	-
Peter E. Foo[1]	1,000,000	1,000,000	-	-	-	-	(200,000)	1,000,000	800,000
Philip S. Leggo	64,350	514,300	-	150,000	-	-	(114,300)	64,350	550,000
Julie E. Raffe	-	350,000	-	350,000	-	-	(350,000)	-	350,000
Tony N. Pane	-	450,000	-	150,000	-	-	(100,000)	-	500,000
Simon T. Phillipson	-	300,000	-	200,000	-	-	(100,000)	-	400,000
Timothy Carroll	-	200,000	-	300,000	-	-	-	-	500,000
Peter J. Davey	-	-	-	250,000	-	-	-	-	250,000
David Kindlen	-	-	-	150,000	-	-	-	-	150,000

30 June 2006

	Balance at the start of the year		Granted as remuneration		On exercise of options	Net change other		Balance at the end of the year	
Name	**Ord.**	**Pref.**	**Ord.**	**Pref.**	**Ord./Pref.**	**Ord.**	**Pref.**	**Ord.**	**Pref.**
Directors									
Peter E. Foo	-	-	1,000,000	1,000,000	-	-	-	1,000,000	1,000,000
Peter M. Harvie	257,400	242,900	-	-	-	-	-	257,400	242,900
Executives								-	-
Philip S. Leggo	64,350	514,300	-	-	-	-	-	64,350	514,300
Julie E. Raffe	-	350,000	-	-	-	-	-	-	350,000
Gregory Basser	-	800,000	-	533,333	-	-	(533,333)	-	800,000
Tony N. Pane	-	450,000	-	-	-	-	-	-	450,000
Simon T. Phillipson	-	300,000	-	-	-	-	-	-	300,000
Timothy Carroll	-	200,000	-	-	-	-	-	-	200,000
Peter J. Davey	-	-	-	-	-	-	-	-	-

[1] On 19 March 2007 Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(c) Option holdings of Key Management Personnel (Consolidated) (continued)

(iii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Austereo Group Limited during the year and prior year

30 June 2007

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Peter M. Harvie	1,030,001	-	-	-	1,030,001

30 June 2006

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Peter M. Harvie	1,030,001	-	-	-	1,030,001

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of 'In Substance Option' loans to Key Management Personnel are as follows:

	Balance at the start of the year $	Interest charged $	Interest not charged[2] $	Write-off $	Balance at the end of the year[3] $	Number in group at the end of the year No.
Year ended 30 June 2007						
Directors[1]	8,541,360	119,077	90,746	-	3,348,044	1
Executives	4,966,969	459,033	196,283	-	12,462,416	8
Total KMP	**13,508,329**	**578,110**	**287,029**	**-**	**15,810,460**	**9**
Year ended 30 June 2006						
Directors	3,482,947	211,296	138,732	-	8,541,360	2
Executives	5,454,354	269,742	9,283	-	4,966,969	6
Total KMP	**8,937,301**	**481,038**	**148,015**	**-**	**13,508,329**	**8**

(ii) Details of individuals with 'In Substance Option' loans above $100,000 in the reporting period are as follows:

30 June 2007

	Balance at the start of the year $	Interest charged $	Interest not charged[2] $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Peter M. Harvie	3,489,141	119,077	90,746	-	3,348,044	3,516,278
Executives						
Peter E. Foo[1]	5,052,219	160,356	137,720	-	4,224,848	5,125,342
Philip S. Leggo	1,180,491	60,563	10,606	-	1,342,463	1,679,162
Julie E. Raffe	647,779	30,714	12,737	-	1,113,384	1,775,642
Tony N. Pane	833,092	45,740	5,878	-	1,050,943	1,329,612
Simon T. Phillipson	555,386	32,894	7,924	-	963,791	1,204,509
Timothy Carroll	367,394	32,329	11,789	-	1,279,722	1,330,325
Peter J. Davey	-	10,274	10,022	-	795,274	795,274
David Kindlen	-	6,164	6,013	-	477,164	477,164

[1] On 19 March 2007, Mr. P.E. Foo resigned as a director of the Company and was appointed Group Chief Operating Officer. The loan amounts above reflect the period for the full financial year.

[2] Refers to aggregate net non-monetary benefit to reflect the value of the difference between the interest at the deemed arms length market interest rate and the actual interest rate charged and paid and payable on a cents per share basis on 'in substance option' loans for shares held under the Company's various executive incentive share plans. In relation to those 'in substance options' granted after 7 November 2002, the benefit thereon in effect is already included in the notional cost of the relevant share-based payments.

[3] Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(26) SHARE BASED PAYMENT PLANS (continued)

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated) (continued)

(ii) Details of individuals with 'In Substance Option' loans above $100,000 in the reporting period are as follows: (continued)

30 June 2006

	Balance at the start of the year $	Interest charged $	Interest not charged[2] $	Write-off $	Balance at the end of the year[3] $	Highest owing in period $
Directors						
Peter M. Harvie	3,482,947	119,077	78,647	-	3,489,141	3,539,642
Peter E. Foo	-	92,219	60,085	-	5,052,219	5,052,219
Executives						
Philip S. Leggo	1,172,445	59,705	-	-	1,180,491	1,199,783
Julie E. Raffe	648,392	35,000	-	-	647,779	660,186
Gregory Basser	1,875,983	80,037	9,283	-	1,382,827	1,902,978
Tony N. Pane	833,879	45,000	-	-	833,092	849,044
Simon T. Phillipson	555,911	30,000	-	-	555,386	566,021
Timothy Carroll	367,444	20,000	-	-	367,394	374,484

[2] Refers to aggregate net non-monetary benefit to reflect the value of the difference between the interest at the deemed arms length market interest rate and the actual interest rate charged and paid and payable on a cents per share basis on 'in substance option' loans for shares held under the Company's various executive incentive share plans. In relation to those 'in substance options' granted after 7 November 2002, the benefit thereon in effect is already included in the notional cost of the relevant share-based payments.

[3] Note that, as only selected movements are required to be disclosed, the figures in these tables may not add across.

(iii) Summary of terms and conditions of 'In Substance Option' loans to Key Management Personnel

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Senior Executive Share Plan, the first 10 cents of every preference dividend and the first 7 cents of every ordinary dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(iv) Number and weighted average exercise prices ("WAEP") and movements of 'In Substance Options' of Key Management Personnel during the year (excluding the rights under the VRPG LTI, for which a WAEP is unable to be calculated)

	2007 Number	2007 WAEP - $	2006 Number	2006 WAEP - $
Outstanding at Beginning of Year	16,537,000	2.74	15,150,625	2.79
Granted during the Year	3,890,000	3.14	2,533,333	2.25
Forfeited during the Year	(365,000)	2.36	(1,061,958)	2.38
Exercised during the Year	(2,090,550)	1.85	(85,000)	1.82
Expired during the year	-	-	-	-
Outstanding at the end of the Year	17,971,450	2.94	16,537,000	2.74
Exerciseable at the end of the Year	12,391,450	2.94	13,731,667	2.88

(v) The outstanding balance as at 30 June 2007 is represented by:

Executive & Employee Option Plan: 407,550 options over ordinary shares in the Company with an exercise price of $2.63 each, and 42,900 options over preference shares in the Company with an exercise price of $1.85 each.

Executive Share Plan and Loan Facility: 7,646,000 options over preference shares in the Company with exercise prices ranging from $1.40 to $3.64.

Senior Executive Share Plan: 1,000,000 options over ordinary shares in the Company with an exercise price of $2.67 each, and 800,000 options over preference shares in the Company with an exercise price of $2.29 each.

Option Plan for Managing Director: 6,000,000 options over ordinary shares in the Company with exercise prices of $3.00, $4.00 and $5.00 each (2,000,000 options at each price), with an expiry date of 30 November 2007.

Austereo Group Limited's Executive Share Plan and Loan Facility: 2,075,000 options over ordinary shares in Austereo Group Limited with an exercise price of $1.85 each.

	CONSOLIDATED 2007 $'000	CONSOLIDATED 2006 $'000	VILLAGE ROADSHOW LIMITED 2007 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000
(27) REMUNERATION OF AUDITORS				
The auditor of Village Roadshow Limited is Ernst & Young.				
Aggregate remuneration received or due and receivable by Ernst & Young, directly or indirectly from the parent entity or any related entity, in connection with -				
Ernst & Young (Australia) -				
An audit or review of the financial report of the entity and any other entity in the consolidated group	1,818	1,449	230	200
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	206	498	100	100
- Corporate Finance	147	65	-	-
- Assurance related (including AIFRS conversion in 2006)	505	594	200	200
	2,676	2,606	530	500
Auditors other than Ernst & Young (Australia) -				
An audit or review of the financial reports of any entity in the group	475	552	-	-
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	663	784	-	-
	1,138	1,336	-	-
	3,814	3,942	530	500

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the Group since the end of the financial year.

(a) Acquisition of remaining 50% of Roadshow Distributors Pty. Ltd. group:

As advised to the Australian Securities Exchange on 15 August 2007, VRL has concluded an agreement to acquire the 50% interest held by Amalgamated Holdings Ltd. ("AHD") in the previously jointly-owned Roadshow Distributors Pty. Ltd. ("RD") group. Consideration for the purchase was $95 million net of shareholder loans owing by AHD of $34.4 million which will be repaid by VRL. The purchase price was funded out of VRL's existing cash reserves and undrawn credit facilities. Following completion of the transaction, which is effective from 25 July 2007, RD became a wholly-owned subsidiary of VRL. The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

(b) Restructuring of Village Roadshow Pictures Group & creation of Village Roadshow Entertainment Group:

As advised to the Australian Securities Exchange on 3 September 2007, the Film Production division of the VRL group, Village Roadshow Pictures Group ("VRPG"), has signed an agreement with Concord Music Group ("Concord") to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group ("VREG"). VRPG and Concord will continue to operate as seperate entities in the VREG group. The VRL group will own 39.9% of VREG, and cash consideration of approximately USD 47.8 million will be received at Closing which is expected around the end of October 2007, with the transaction being effective from 1 July 2007. In addition, the VRL group will be entitled to priority distributions of USD 38.25 million out of any future distributable excess cash flows of VREG. The deconsolidation of the VRPG group will result in a one-off profit after tax of between A$190 million and A$210 million, and will also result in reductions in the VRL group's total assets of around A$958 million and total liabilities of around A$1,130 million, and an increase in total equity of between A$172 million and A$192 million.

(c) Takeover Offer for Sydney Attractions Group Limited:

As advised to the Australian Securities Exchange on 11 September 2007, VRL has made a cash takeover offer of $6.01 per share for all of the shares that the VRL group does not own in Sydney Attractions Group Limited ("SAQ"). The VRL group currently owns 19.96% of the shares in SAQ, and if the total outstanding balance is acquired at the intended offer price, the total cost to the VRL group will be $111.3 million.

(29) INTERESTS IN JOINTLY CONTROLLED OPERATIONS

Interests in jointly controlled continuing operations:

Names and principal activities of jointly controlled operations, the percentage interest held by entities in the Group and the contributions of those jointly controlled operations to results after tax -

NAME	PRINCIPAL ACTIVITY	% INTEREST HELD 2007	CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX 2007 $'000	2006 $'000
Adelaide Nova / Palace	Cinema operator	-	-	13
Australian Theatres	Multiplex cinema operators	50.00%	15,469	16,111
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	95	50
Carlton Nova / Palace	Cinema operator	25.00%	477	471
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	765	1,011
Geelong Cinema	Cinema operator	50.00%	227	152
Jam Factory Cinema	Cinema operator	50.00%	(301)	(300)
Jam Factory Shopping Centre	Non-operating	-	22	92
Luna/Palace Cinema	Cinema operator	-	-	100
Morwell Multiplex Cinemas	Cinema operator	75.00%	325	305
Movieline	Cinema ticket seller	33.33%	-	-
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	913	776
Parramatta Cinemas	Cinema operator	50.00%	-	61
Village / GUO / BCC Cinemas	Cinema operator	50.00%	1,644	1,612
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	523	489
Village Anderson Cinemas	Cinema operator	50.00%	789	921
Village Palace Cinemas	Cinema operator	-	-	(894)
Village Warrnambool Cinemas	Cinema operators	50.00%	123	172
Movie World Holdings	Theme park, Queensland	-	-	3,853
			21,071	24,995

There were no impairment losses in the jointly controlled operations.

	CONSOLIDATED 2007 $'000	2006 $'000
Aggregate share of assets in jointly controlled continuing operations -		
Current assets:		
Cash	7,133	13,599
Receivables	3,719	5,980
Inventories	1,010	1,127
Other	20	404
Non-current assets:		
Property, plant & equipment	82,073	127,529
Receivables	14,987	19,205
Other	99	551
	109,041	168,395

(30) SEGMENT REPORTING

(a) Reporting by business segments[1,2] (Notes: refer page 80)

	THEME PARKS 2007 $ '000	THEME PARKS 2006 $ '000	CINEMA EXHIBITION 2007 $ '000	CINEMA EXHIBITION 2006 $ '000	RADIO 2007 $ '000	RADIO 2006 $ '000	FILM DISTRIBUTION 2007 $ '000	FILM DISTRIBUTION 2006 $ '000	FILM PRODUCTION 2007 $ '000	FILM PRODUCTION 2006 $ '000	OTHER 2007 $ '000	OTHER 2006 $ '000	TOTAL 2007 $ '000	TOTAL 2006 $ '000
Amounts including material items of income and expense & discontinued operations														
Total segment revenue - continuing	254,811	14,081	285,158	282,954	250,539	235,022	-	-	668,986	928,930	43,917	47,612	1,503,411	1,508,599
Result														
Segment results - continuing	55,290	(458)	13,515	3,379	79,245	68,038	222	(222)	32,576	22,744	(161,463)	(115,619)	19,385	(22,138)
Equity accounted net profit (loss) - continuing	-	3,301	4,205	4,143	1,549	2,061	15,112	16,884	-	-	391	(296)	21,257	26,093
Profit (loss) before tax - continuing													40,642	3,955
Income tax revenue (expense) - continuing													9,951	(9,640)
Profit (loss) after tax from continuing operations													50,593	(5,685)
Profit (loss) after tax from discontinued operations													15,622	(20,844)
Net profit (loss) for the period													66,215	(26,529)
Profit attributed to minority interest													21,136	14,163
Net profit attributable to members													45,079	(40,692)
Depreciation and amortisation expense - continuing	22,875	4,403	20,436	19,876	7,236	6,900	-	-	169,305	278,408	2,486	3,205	222,338	312,792
Non-cash expenses other than depreciation - continuing	(365)	4,917	8,020	(7,754)	337	663	-	-	928	(2)	(9,525)	11,141	(605)	8,965
Segment assets	577,050	64,044	255,230	346,340	548,883	542,836	68,226	58,024	960,040	864,963	382,748	350,230	2,792,177	2,226,437
Segment liabilities	36,916	859	62,275	65,151	56,759	60,878	43,619	32,279	108,024	44,735	1,898,833	1,442,152	2,206,426	1,646,054
Equity-accounted investments included in segment assets	-	19,828	10,150	9,025	4,918	6,196	68,226	58,024	-	-	(50)	(248)	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions - refer Note 9)	19,936	22,339	14,968	78,962	14,839	9,745	-	-	68	1,956	3,436	5,812	53,247	118,814

	THEME PARKS 2007 $ '000	THEME PARKS 2006 $ '000	CINEMA EXHIBITION 2007 $ '000	CINEMA EXHIBITION 2006 $ '000	RADIO 2007 $ '000	RADIO 2006 $ '000	FILM DISTRIBUTION 2007 $ '000	FILM DISTRIBUTION 2006 $ '000	FILM PRODUCTION 2007 $ '000	FILM PRODUCTION 2006 $ '000	OTHER 2007 $ '000	OTHER 2006 $ '000	TOTAL 2007 $ '000	TOTAL 2006 $ '000
Amounts excluding material items of income and expense & discontinued operations														
Total segment revenue	254,811	14,081	285,158	282,954	250,539	235,022	-	-	668,986	928,930	43,917	47,612	1,503,411	1,508,599
Segment result	60,189	4,453	13,515	3,379	79,245	68,038	222	(222)	28,976	61,769	(154,682)	(109,838)	27,485	27,579
Share of associates net profit (loss)	-	3,301	4,205	4,143	1,549	2,061	15,112	16,884	-	-	391	(296)	21,257	26,093
Profit (loss) before tax													48,722	53,672
Income tax revenue (expense)													(9,604)	21,947
Net profit													39,118	75,619
Profit attributed to minority interest													21,136	14,163
Net profit attributable to members													17,982	61,456

VILLAGE ROADSHOW LIMITEL
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(30) SEGMENT REPORTING (continued)

(b) Reporting by geographic segments[2]

	AUSTRALIA 2007 $ '000	AUSTRALIA 2006 $ '000	USA 2007 $ '000	USA 2006 $ '000	BRITISH VIRGIN ISLANDS 2007 $ '000	BRITISH VIRGIN ISLANDS 2006 $ '000	NEW ZEALAND 2007 $ '000	NEW ZEALAND 2006 $ '000	ASIA 2007 $ '000	ASIA 2006 $ '000	EUROPE 2007 $ '000	EUROPE 2006 $ '000	UNALLOCATED 2007 $ '000	UNALLOCATED 2006 $ '000	TOTAL 2007 $ '000	TOTAL 2006 $ '000
Amounts including material items of income and expense & discontinued operations																
Total segment revenue - continuing	664,397	389,362	-	-	699,239	992,459	-	-	2,330	2,146	126,498	109,793	10,947	14,839	1,503,411	1,508,599
Equity accounted net profit (loss)	16,846	22,682	(759)	-	-	-	-	-	3,404	4,034	1,766	(623)	-	-	21,257	26,093
Segment assets	1,418,468	862,200	1,663	1,629	912,497	851,138	19,346	738	6,729	24,121	119,456	200,927	314,018	285,684	2,792,177	2,226,437
Equity-accounted investments included in segment assets	79,137	91,503	642	-	-	-	-	-	1,915	686	1,550	636	-	-	83,244	92,825
Acquisition of property, plant & equipment and intangible assets (excluding film library acquisitions - refer Note 9)	44,624	58,866	60	261	-	1,648	-	-	-	-	8,563	48,813	-	9,226	53,247	118,814
Amounts excluding material items of income and expense & discontinued operations																
Revenue from external customers	664,397	389,362	-	-	699,239	992,459	-	-	2,330	2,146	126,498	109,793	10,947	14,839	1,503,411	1,508,599
Equity accounted net profit (loss)	16,846	22,682	(759)	-	-	-	-	-	3,404	4,034	1,766	(623)	-	-	21,257	26,093

Notes (for business and geographic segment reporting):

[1] Description of Business Segments:

Theme Parks:	Theme park operations.
Cinema Exhibition:	Cinema exhibition operations.
Radio:	FM radio operations.
Film Distribution:	Film, DVD & video distribution operations.
Film Production:	Film production operations.

[2] For primary segment reporting purposes, Leisure and Singapore Distribution business unit results are combined with Cinema Exhibition, the Australian and New Zealand Distribution results are separately reported as Film Distribution and the Greece Distribution business unit results are included with the unallocated amounts.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments or secondary geographic segments, and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & profit on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(31) DISCONTINUED OPERATIONS

During the year ended 30 June 2007, the economic entity discontinued the cinema operations in Italy as a result of sale. The economic entity also continued to wind down the operations which were discontinued in prior periods, and it is noted that final residual matters in relation to Germany and Austria were completed during the year, and instalments of sale proceeds were received during the year relating to the sale of New Zealand/Fiji cinema operations. The cinema operations of Germany, Austria and New Zealand/Fiji were classified as discontinued operations in previous financial years. The results of discontinued cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	NZ & FIJI 2007 $ '000	GERMANY 2007 $ '000	AUSTRIA 2007 $ '000	ITALY 2007 $ '000	TOTAL CINEMA EXHIBITION 2007 $ '000	TOTAL GROUP 2007 $ '000
(i) Income Statement Information						
Revenues (including total Segment Revenues of $2.890 million)	1,815	-	2,890	-	4,705	4,705
Other income	1,948	762	336	6,937	9,983	9,983
Share of net profits (losses) of associates	-	-	-	8,207	8,207	8,207
Finance costs	-	-	-	-	-	-
Expenses excluding finance costs		368	4,705	908	5,981	5,981
Profit (loss) from discontinued operations before tax	3,763	394	(1,479)	14,236	16,914	16,914
Income tax (revenue) expense	-	-	(2)	1,294	1,292	1,292
Profit (loss) from discontinued operations after tax	3,763	394	(1,477)	12,942	15,622	15,622
(ii) Cash flow Information						
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:						
Net operating cash flows	-	(481)	2,331	-	1,850	1,850
Net investing cash flows	28,789	-	-	63,963	92,752	92,752
Net financing cash flows	-	-	-	(19,539)	(19,539)	(19,539)
Total net cash flows	28,789	(481)	2,331	44,424	75,063	75,063
(iii) Balance Sheet/Other Information						
Assets - carrying amount at balance date	-	222	232	-	454	454
Liabilities at balance date	-	519	784	-	1,303	1,303
Net assets (liabilities) at balance date	-	(297)	(552)	-	(849)	(849)
Consideration received or receivable						
Cash and cash equivalents consideration	-	-	-	63,963	63,963	63,963
Present value of deferred sales proceeds	-	-	-	-	-	-
Total disposal consideration	-	-	-	63,963	63,963	63,963
Net assets disposed of	-	-	-	49,727	49,727	49,727
Gain (Loss) on disposal of net assets before income tax	-	-	-	14,236	14,236	14,236
Tax expense (credit) relating to disposal of net assets	-	-	-	1,294	1,294	1,294
Gain (Loss) on disposal of net assets after income tax	-	-	-	12,942	12,942	12,942
With the exception of the United Kingdom cinema operations, the proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.						
(iv) Net cash inflow on disposal						
Cash and cash equivalents consideration	-	-	-	63,963	63,963	63,963
Less cash and cash equivalents balance disposed of	-	-	-	-	-	-
Reflected in the cash flow statement	-	-	-	63,963	63,963	63,963
(v) Earnings per share (cents per share)						
- Basic and diluted from discontinued operations						10.44
(vi) Expenditure commitments:						
Operating leases - minimum lease payments						-
Other expenditure commitments						-

(vii) Assets Held For Sale and Associated Liabilities:

In addition to total assets and liabilities for discontinued operations shown above, additional European Cinema Exhibition assets held for sale of $32.831 million and associated liabilities of $8.127 million are included in the consolidated balance sheet as "Held for Sale". Subsequent to 30 June 2007, these assets and liabilities have been disposed of.

(viii) Parent entity discontinued disclosures:

Following the sale of the majority of the Cinema Exhibition International operations, which used to be owned directly or indirectly by Village Cinemas International Pty. Ltd. ("VCI"), as at 30 June 2007 that entity has been determined to be a discontinued operation. As a result, the investment held by VRL in VCI of $225.0 million has been fully impaired, and VRL has no remaining net carrying value in VCI as at 30 June 2007.

(31) DISCONTINUED OPERATIONS (continued)

	NZ & FIJI 2006 $ '000	UK 2006 $ '000	GERMANY 2006 $ '000	AUSTRIA 2006 $ '000	ARGENTINA 2006 $ '000	ITALY 2006 $ '000	TOTAL CINEMA EXHIBITION 2006 $ '000	TOTAL GROUP 2006 $ '000
(i) Income Statement Information								
Revenues (including total Segment Revenues of $66.885 million)	27,356	27,582	-	12,124	-	2,115	69,177	69,177
Other income	16,545	321	727	234	5,361	-	23,188	23,188
Share of net profits (losses) of associates	(1,075)	-	-	-	-	(588)	(1,663)	(1,663)
Finance costs	-	-	-	-	-	-	-	-
Expenses excluding finance costs	25,474	75,159	2,594	16,945	-	4,571	124,743	124,743
Profit (loss) from discontinued operations before tax	17,352	(47,256)	(1,867)	(4,587)	5,361	(3,044)	(34,041)	(34,041)
Income tax (revenue) expense	100	(13,297)	-	-	-	-	(13,197)	(13,197)
Profit (loss) from discontinued operations after tax	17,252	(33,959)	(1,867)	(4,587)	5,361	(3,044)	(20,844)	(20,844)
(ii) Cash flow Information								
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:								
Net operating cash flows	2,752	(4,656)	(1,554)	(2,350)	-	2,115	(3,693)	(3,693)
Net investing cash flows	(4,771)	(32,108)	-	-	5,361	-	(31,518)	(31,518)
Net financing cash flows	-	(8,088)	-	-	-	4,193	(3,895)	(3,895)
Total net cash flows	(2,019)	(44,852)	(1,554)	(2,350)	5,361	6,308	(39,106)	(39,106)
(iii) Balance Sheet/Other Information								
Assets - carrying amount at balance date	-	1,686	882	1,477	-	38,511	42,556	42,556
Liabilities at balance date	-	9,023	9,301	1,219	-	-	19,543	19,543
Net assets (liabilities) at balance date	-	(7,337)	(8,419)	258	-	38,511	23,013	23,013
Consideration received or receivable								
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	-	(26,747)	(26,747)
Present value of deferred sales proceeds	41,827	-	-	-	-	-	41,827	41,827
Total disposal consideration	41,827	(32,108)	-	-	5,361	-	15,080	15,080
Net assets disposed of	28,040	11,133	-	-	-	-	39,173	39,173
Gain (Loss) on disposal of net assets before income tax	13,787	(43,241)	-	-	5,361	-	(24,093)	(24,093)
Tax expense (credit) relating to disposal of net assets	100	(13,297)	-	-	-	-	(13,197)	(13,197)
Gain (Loss) on disposal of net assets after income tax	13,687	(29,944)	-	-	5,361	-	(10,896)	(10,896)
The proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.								
(iv) Net cash inflow on disposal								
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	-	(26,747)	(26,747)
Less cash and cash equivalents balance disposed of	(1,080)	-	-	-	-	-	(1,080)	(1,080)
Reflected in the cash flow statement	(1,080)	(32,108)	-	-	5,361	-	(27,827)	(27,827)
(v) Earnings per share (cents per share)								
- Basic and diluted from discontinued operations								(13.04)
(vi) Expenditure commitments:								
Operating leases - minimum lease payments								
Payable within 1 year								15,991
Payable between 1 and 5 years								62,121
Payable after 5 years								120,334
								198,446
Other expenditure commitments								
Payable within 1 year								-

(32) BUSINESS COMBINATIONS

Acquisition of Australian Theme Parks interests

As detailed in Note 28 of the Company's 30 June 2006 financial report, the VRL group acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254.6 million. The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition was funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

* Warner Bros. Movie World
* Sea World
* Wet 'n' Wild Water World
* Australian Outback Spectacular
* Paradise Country
* Warner Roadshow Studios

As part of the above transaction, the VRL group also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel, and subsequently (effective 30 September 2006), the VRL group also purchased the remaining 50% of shares in Sea World Nara for $20.2 million plus the assumption of debt of approximately $5.5 million.

As part of the initial acquisition, the Company has indirectly acquired the remaining 50% interests in Warner Village Theme Parks Partnership and W.V. Entertainment Pty Ltd by way of its acquisitions of the 100% shareholdings in WW Australia Pty Ltd. and WSW Operations Pty Ltd.

	CONSOLIDATED	
	Recognised on acquisition	Values before acquisition
	$'000	$'000
Cash and cash equivalents	5,721	5,721
Receivables	15,557	15,557
Property, plant and equipment	199,233	142,584
Intangible assets (including brand names recognised)	16,675	835
Other assets	6,929	6,929
	244,115	171,626
Payables	(22,042)	(22,042)
Borrowings	(68,585)	(68,972)
Other liabilities	(7,639)	(7,639)
Net deferred tax liabilities	(5,211)	-
	(103,477)	(98,653)
Fair value of identifiable net assets	140,638	72,973
Goodwill arising on acquisition	136,813	
	277,451	
Cost of combination:		
Cash paid	274,778	
Costs associated with the acquisition	2,673	
	277,451	
The net outflow on acquisition is as follows:		
Net cash acquired with the	5,721	
Cash Paid	277,451	
Net Cash outflow	271,730	

From the date of acquisition, the Australian Theme Parks division has contributed $32.8 million to the net profit of the Group. If the combination had taken place at the beginning of the year, the profit from continuing operations for the Group would have been $33.3 million and revenue from continuing operations would have been $255.8 million

(33) FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible notes, finance leases and hire purchase contracts, and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including principally interest rate swaps. The purpose is to manage the interest rate risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, liquidity risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

The Group enters into interest rate swap or cap agreements ("interest rate derivatives") that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates, or to limit interest rate exposure. The interest rate derivatives are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants.

At balance date, various entities within the Group had entered into interest rate derivatives covering debts totalling $1,127 million (2006: $931.5 million). These interest rate derivatives covered approximately 66% (2006: 77%) of total borrowings of the Group drawn down at balance date. *The majority of the interest rate derivatives mature in 2013 to 2015.*

(33) FINANCIAL INSTRUMENTS (continued)

(a) Financial risk management objectives and policies (continued)

Foreign currency risk

As a result of the Film Production division's significant assets and liabilities denominated in USD, the Group's gross assets and liabilities can be significantly affected by movements in the USD/AUD exchange rate, however the impact on net assets is minimised due to the majority of this division's transactions and balances being denominated in USD.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

The Group requires all of its divisions to use forward currency contracts to eliminate the currency exposure on any individual transactions in excess of A$0.5 million, which are required to be taken out immediately when a firm commitment has occurred. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

Commodity price risk

The Group's exposure to price risk is minimal.

Credit risk

The Group trades only with recognised, creditworthy third parties. As the Group only trades with recognised third parties, there is no requirement for collateral.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

Credit risk in trade receivables is managed in the following ways:
- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

The Group's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in relation to these is as follows:

Concentrations of credit risk:

The majority of the value of the Film Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Film Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 - Segment reporting. Concentrations of credit risk on trade accounts receivable arise in the following industries:

MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION

	PERCENTAGE OF TOTAL TRADE DEBTORS		CONSOLIDATED TOTAL BALANCE	
	2007	2006	2007	2006
INDUSTRY SEGMENT:	%	%	$'000	$'000
Cinema Exhibition	8	36	18,471	80,911
Theme parks	4	-	9,767	992
Radio	23	20	53,977	46,594
Film Production	55	38	130,172	86,846
Film Distribution	-	-	-	-
Other	10	6	23,504	12,568
	100	100	235,891	227,911

Liquidity Risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, convertible notes, preference shares, finance leases and hire purchase contracts.

(33) FINANCIAL INSTRUMENTS (continued)

(b) Terms, conditions and accounting policies

The Group's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) Financial assets

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any allowance for doubtful debts. An allowance for doubtful debts is recognised when there is objective evidence that the Group will not be able to collect the debt. Credit sales are normally settled on 30 - 90 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Unsecured advances:
Unsecured advances are shown at cost. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Available for sale investments:
Available for sale investments are shown at fair value.

(ii) Financial liabilities

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the Group. They are non-interest bearing and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the Income Statement on an accruals basis. There are no fixed settlement terms.

Secured and unsecured borrowings:
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are de-recognised. Interest is recognised in the Income Statement on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps section below.

Details of security over bank loans is set out in Note 16.

Convertible Notes:
Refer Note 16 for details in relation to convertible notes issued by the parent entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 117: *Leases*. As at balance date, the Group had finance leases with an average lease term of 2 years. The average discount rate implicit in the leases is 6.82% p.a.

Interest rate swaps:
At balance date, the Group had interest rate swap agreements in place designated as hedges of future interest expense. Such agreements are being used to hedge the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

Interest rate caps:
At balance date, the Group had an interest rate cap agreement in place. This agreement is being used to assist in hedging the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

The interest rate swaps have the same critical terms as the long-term debt obligations. The interest rate cap has been based on the long-term debt obligations, but exceeds the estimated drawn balances of the long-term debt.

(iii) Equity

Ordinary shares:
From 1 July 1998, ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Note 19.

Preference shares:
From 1 July 1998, preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over preference shares at balance date are set out in Note 19.

(33) FINANCIAL INSTRUMENTS (continued)

(c) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
CONSOLIDATED	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	%	%
(i) Financial assets														
Cash	169,680	176,205	-	-	-	-	-	-	-	-	169,680	176,205	5.67%	4.94%
Receivables - trade debtors	-	-	-	-	-	-	-	-	235,891	227,911	235,891	227,911	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	50,327	28,400	50,327	28,400	N/A	N/A
Unsecured advances	-	-	-	-	-	-	-	-	9,326	5,857	9,326	5,857	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	24,040	24,821	24,040	24,821	N/A	N/A
Derivatives - interest rate	-	-	-	221	6,038	32,047	24,526	12,892	-	-	30,564	45,160	5.59%	5.33%
Security deposits	-	-	-	-	-	-	-	-	2,559	2,777	2,559	2,777	N/A	N/A
Total financial assets	169,680	176,205	-	221	6,038	32,047	24,526	12,892	322,143	289,766	522,387	511,131		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	255,463	186,931	255,463	186,931	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	49,679	37,393	49,679	37,393	N/A	N/A
Secured and unsecured borrowings [1]	408,205	126,450	518,204	322,111	771,418	765,902	-	-	-	-	1,697,827	1,214,463	5.77%	6.93%
Convertible notes	-	-	3,126	-	-	26,430	-	-	-	-	3,126	26,430	6.50%	6.50%
Finance lease liabilities	-	-	671	2,882	231	1,493	-	-	-	-	902	4,375	6.82%	6.82%
Derivatives - interest rate	-	-	-	-	1,748	39	-	-	-	-	1,748	39	5.58%	5.98%
Total financial liabilities	408,205	126,450	522,001	324,993	773,397	793,864	-	-	305,142	224,324	2,008,745	1,469,631		
PARENT														
(i) Financial assets														
Cash	15	25	-	-	-	-	-	-	-	-	15	25	2.85%	2.10%
Receivables - trade debtors	-	-	-	-	-	-	-	-	1,355	1,001	1,355	1,001	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	292,337	369,934	292,337	369,934	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	16	16	16	16	N/A	N/A
Total financial assets	15	25	-	-	-	-	-	-	293,708	370,951	293,723	370,976		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	8,836	7,036	8,836	7,036	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	34,161	22,599	34,161	22,599	N/A	N/A
Convertible notes	-	-	3,126	-	-	26,430	-	-	-	-	3,126	26,430	6.50%	6.50%
Finance lease liabilities	-	-	110	1,025	110	220	-	-	-	-	220	1,245	6.35%	6.35%
Total financial liabilities	-	-	3,236	1,025	110	26,650	-	-	42,997	29,635	46,343	57,310		

N/A - not applicable for non-interest bearing financial instruments.

[1] The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

(33) FINANCIAL INSTRUMENTS (continued)

(d) Fair values

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements, excluding those classified under discontinued operations.

	TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		AGGREGATE NET FAIR VALUE	
	2007	2006	2007	2006
CONSOLIDATED	$'000	$'000	$'000	$'000
Financial assets:				
Cash	169,680	176,205	169,680	176,205
Receivables - trade debtors	235,891	227,911	235,891	227,911
Receivables - associated entities and other advances	50,327	28,400	43,070	24,305
Unsecured advances	9,326	5,857	8,848	5,557
Available for sale investments	24,040	24,821	24,040	24,821
Derivatives	30,564	45,160	30,564	45,160
Security Deposits	2,559	2,777	2,559	2,777
Total financial assets	522,387	511,131	514,652	506,736
Financial liabilities:				
Trade and sundry creditors	255,463	186,931	255,463	186,931
Accounts payable - associated and other entities	49,679	37,393	49,679	37,393
Secured and unsecured borrowings	1,697,827	1,214,463	1,523,806	1,094,077
Convertible notes	3,126	26,430	3,126	24,817
Finance lease liabilities	902	4,375	852	4,166
Derivatives	1,748	39	1,748	39
Total financial liabilities	2,008,745	1,469,631	1,834,674	1,347,423
PARENT ENTITY				
Financial assets:				
Cash	15	25	15	25
Receivables - trade debtors	1,355	1,001	1,355	1,001
Receivables - associated entities and other advances	292,337	369,934	250,184	316,592
Available for sale investments	16	16	16	16
Total financial assets	293,723	370,976	251,570	317,634
Financial liabilities:				
Trade and sundry creditors	8,836	7,036	8,836	7,036
Accounts payable - associated and other entities	34,161	22,599	34,161	22,599
Convertible notes	3,126	26,430	3,126	24,817
Finance lease liabilities	220	1,245	213	1,231
Total financial liabilities	46,343	57,310	46,336	55,683

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash, cash equivalents and short-term deposits:

The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:

The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Convertible notes:

The fair value of the liability portion of the convertible notes is estimated using an equivalent market interest rate for a similar convertible bond.

Interest rate swaps:

The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements (continued)
FOR THE YEAR ENDED 30 JUNE 2007

(34) NON-KEY MANAGEMENT PERSONNEL RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

The Company's immediate parent entity is Village Roadshow Corporation Pty. Limited which is incorporated in Australia. The Company's ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) Subsidiaries:

The Company and Austereo Group Limited ("Austereo") entered into an intercompany agreement in 2001 for the provision of corporate services that maintains the relationship between the Company and Austereo in a manner that is consistent in all material respects with past practices. The results of the parent entity for the period include an amount of $250,000 (2006: $250,000) received by the Company in respect of this agreement.

During the financial year, Austereo recorded sales revenue of $664,000 (2006: $572,000) from the Village Roadshow Ltd. group and a further $1,812,500 (2006 $1,858,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(c) Associated entities:

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED	
	2007	2006
	$'000	$'000
Dividend and trust distribution revenue:		
Sea World Property Trust	-	13,667
Roadshow Distributors Pty. Ltd.	5,000	9,000
Other	1	506
	5,001	23,173
Management & service fee revenue		
Roadshow Distributors Pty. Ltd.	7,714	5,751
Radio Newcastle Pty. Ltd.	850	-
Other	385	607
	8,949	6,358
Interest revenue [1]	988	2,133
Commissions & fee revenue	17	11
Sales revenue	1,812	1,858
Borrowing costs paid	1,562	838
Management fees paid	24	10

[1] Refer Note 33 for interest rate risk on loans to associated entities.

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

(1) In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial period ended 30 June 2007.

On behalf of the Board

G.W. Burke
Director

Melbourne, 20 September 2007

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Village Roadshow Limited

We have audited the accompanying financial report of Village Roadshow Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration set out on pages 26 to 89 for the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the consolidated financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

Auditor's Opinion

In our opinion:

1. the financial report of Village Roadshow Limited is in accordance with the *Corporations Act 2001*, including:
   - (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   - (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
20 September 2007

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 September 2007

Company Announcements Office
Australian Securities Exchange

TAKEOVER BID BY VILLAGE ROADSHOW LIMITED (VRL) IN RELATION TO SHARES IN SYDNEY ATTRACTIONS GROUP LIMITED (SAQ)

In accordance with item 8 of the table in section 633(1) of the Corporations Act 2001 (**Act**), VRL gives notice that offers have been sent as required by item 6 of the table to shareholders of SAQ as at 5pm on the Record Date of 12 September 2007.

The offers are dated 26 September 2007 and, unless extended, will close at 5pm on Saturday, 27 October 2007

A copy of the offer document and bidder's statement is attached.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITEL
FILE No. 82-4513

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 104 758
(outside Australia) 61 2 8268 3691
www.computershare.com

Village Roadshow Limited
ABN 43 010 672 054

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Transfer and Acceptance Form

Use this form to accept Village Roadshow Limited's Offer for your Sydney Attractions Group Limited Shares

B

What Village Roadshow Limited is offering to buy
Village Roadshow Limited is offering to buy all your Sydney Attractions Group Limited Shares, including Shares that are issued during the Offer Period due to the conversion of Sydney Attractions Group Limited Options or under the DRP.

What you will receive if you accept the offer
If you accept the Offer you will, subject to the satisfaction of the conditions of the Offer, receive $6.01* for each of your Shares.

No brokerage on acceptances
You will not pay brokerage if you accept the offer. Any such costs will be borne by Village Roadshow Limited.

* $6.01, less the amount or value of any Rights not passed to VRL

Securityholder details

Subregister	XXXX
Your holding in Sydney Attractions Group Limited	XX/XX/XXXX
Cash consideration payable to you at $6.01* per Share	123456789012

To be completed by Securityholder

C

Please complete this form if you wish to accept the Offer in respect of ALL or PART of your Sydney Attractions Group Limited Shares on the terms set out in the bidder's statement. You will be deemed to have accepted the Offer in respect of all your Sydney Attractions Group Limited Shares if you sign and return the form and you:

a) do not mark either box below;
b) mark box 2 below, but do not specify the number of Shares you wish to sell; or
c) mark both box 1 and 2 below.

(Note: If your Sydney Attractions Group Limited Shares are held in a CHESS holding, you should accept this Offer by returning this form directly to your Controlling Participant in accordance with ASTC Settlement Rules.)

Please place an X in either box 1 or 2 (Mark only one box)

1. X I/We wish to accept the Offer in respect of ALL my/our Sydney Attractions Group Limited Shares

2. X I/We wish to accept the Offer in respect of the following number of my/our Sydney Attractions Group Limited Shares

Write the number of Sydney Attractions Group Limited Shares

D **Contact details**

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number ( )

Sign Here - This section must be signed for your instructions to be executed

E

I/We accept the offer made by Village Roadshow Limited in respect of Shares in Sydney Attractions Group Limited I/we hold and I/we agree to be bound by the terms and conditions of the offer and transfer all or part of my/our Sydney Attractions Group Limited Shares to Village Roadshow Limited for the above consideration.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

See back of form for completion guidelines

SAQ_TKO 1TKAC

035174_0002GF

How to complete this form

Acceptance of the takeover offer

A **Registration Details**

The Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the Sydney Attractions Group Limited register.

If you have already sold all your Sydney Attractions Group Limited Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B **Consideration**

The cash consideration payable under the takeover offer is $6.01* per Share

* $6.01, less the amount or value of any Rights not passed to VRL

C **How to accept the Offer**

If your Sydney Attractions Group Limited Shares are held in an Issuer Sponsored Holding, simply complete and return this form to the Village Roadshow Limited Registry so that it is received by no later than 5pm (Melbourne time) on 27 October 2007, unless extended.

If your Sydney Attractions Group Limited Shares are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Village Roadshow Limited to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Village Roadshow Limited Registry so that it is received no later than 5pm (Melbourne time) on 27 October 2007, unless extended.

If you sign and return this Transfer and Acceptance Form to the Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Village Roadshow Limited (and authorise Village Roadshow Limited to warrant on your behalf) that you have full legal and beneficial ownership of the Sydney Attractions Group Limited Shares and that Village Roadshow Limited will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Village Roadshow Limited or Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf.

D **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Village Roadshow Limited registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the Village Roadshow Limited registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than 5pm (Melbourne time) on 27 October 2007, unless extended. Return this Transfer and Acceptance Form to:

Postal Address	OR	Hand Delivery
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 52		Yarra Falls
MELBOURNE VIC 8060		452 Johnston Street
		ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this Takeover Offer please contact the Village Roadshow Limited Shareholder Information Line: within Australia on 1800 104 758 or outside Australia on +61 2 8268 3691.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

1TKAC SAQ_TKO

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

RECEIVED
Web Site: www.villageroadshow.com.au
2007 OCT 14 A 11:29

26 September 2007

Village Roadshow Bidder's Statement released: questions Sydney Attractions Group's forecast strong earnings growth

Past performance of SAQ points to execution risk

Village Roadshow Limited (VRL)'s Bidder's Statement despatched today to Sydney Attractions Group Limited (SAQ) shareholders raises significant doubts about SAQ's ability to deliver the strong earnings growth that SAQ's Board of Directors has referred to in its opposition to VRL's takeover offer.

SAQ has repeatedly missed its forecasts over the past several years:

- *Wildlife World* was announced in May 2002, with an estimated construction cost of $29 million, a scheduled opening in 2004 and expected visitation of 1.2 million in the first 12 months after opening. *Wildlife World* was finally launched in September 2006 (2 years behind schedule), at a cost of $52.8 million (82 percent above the initial estimate) and has achieved annualised visitation in FY2007 of approximately 515,000 (57 percent below the initial estimate).

- On 2 February 2007, SAQ issued a downgrade of FY2007 earnings, stating that net profit after tax (NPAT) would be in the range of $1.2 - $1.8 million and *Wildlife World* visitation for its first nine months would be in the range of 400,000 - 450,000. SAQ also stated that it would deliver a "record" profit and dividend in FY2008, with expected *Wildlife World* visitation of 800,000 and *Sydney Aquarium* visitation of 1.2 million. SAQ further stated that its visitation target for *Wildlife World* and *Sydney Aquarium* when fully mature was 2.2 million and would take two to three years to achieve, without providing the basis for this.

- On 19 June 2007, SAQ issued another earnings downgrade, stating that FY2008 NPAT would be in the range of $5.5 - $6.5 million with visitation of 2.5 million across its three volume brands (*Sydney Aquarium*, *Wildlife World* and *Sydney Tower*)

    - VRL notes that the top of SAQ's NPAT guidance is below the record NPAT previously achieved by SAQ, contrary to SAQ's statement in February 2007 that the company would deliver a record profit in FY2008.

    - *Sydney Aquarium* and *Sydney Tower* reported total visitation of 1.86 million in FY2007. Assuming no increase at these attractions in FY2008, SAQ's revised FY2008 guidance of 2.5 million visitors implies *Wildlife World* visitation of approximately 640,000, well below the guidance of 800,000 given to the market in February 2007.

- On 28 August 2007, SAQ released its FY2007 financials, with NPAT at the bottom of the $1.2 - $1.8 million range. Actual *Wildlife World* visitation was 398,000, below the 400,000 – 450,000 range given to the market in February 2007, and half the FY2008 forecast given in February 2007.

VRL Chief Operating Officer, Peter Foo said: "Theme Park development and management requires highly specialised skills. The fact is that the current management of SAQ does not have the array of skills necessary to manage and optimise their businesses and have struggled to successfully develop new attractions, most notably *Wildlife World* and *Skywalk*. SAQ's earnings continue to suffer as a consequence.

"While SAQ's Board and management have expressed optimism for an expected "ramp up" of its performance as the basis for rejecting VRL's offer, they have to date provided no evidence to support their optimism, in particular the expected visitation for *Wildlife World* over the next two to three years given that its projected FY2008 visitation is around half the initial projections made in 2002.[1]

"Nor has SAQ quantified the significant capital and marketing expense likely to be needed to turn around *Wildlife World*, *Skywalk* and *Manly Ocean World.*

"*Wildlife World*, having had the advantage of opening just prior to the peak summer tourist season, managed to generate less than half of the initial projected throughput on an annualised basis. In fact, visitations for FY2007 were below the revised lower projections SAQ gave to the market in February this year. Similarly, *Skywalk* has fallen short of management's projections to date.

"We believe SAQ management's optimism for the future ignores the real risk that the novelty of *Wildlife World* has worn off and the impact this could have on second year visitation.

"Given SAQ's poor operating track record and repeated failure to meet projections to date, it is vital that SAQ shareholders cast a critical eye over SAQ's Target's Statement and any independent expert's report it may contain. They need to satisfy themselves that any projections of future performance are based on stated and realistic assumptions.

1

- SAQ's February 2007 projections imply a target annual visitation for *Wildlife World* of 1 million, in 2-3 years time (assuming no admissions growth at *Sydney Aquarium* over FY2007) - this is below the 1.2 million originally forecast for the first full year of operation.
- SAQ's February 2007 downgrade forecast FY2008 visitation for *Wildlife World* of 800,000.
- However, SAQ's June 2007 guidance implies FY2008 *Wildlife World* visitations of approximately 640,000, again assuming no growth in *Sydney Aquarium* and *Sydney Tower* admissions over FY2007 of 1.86 million (i.e. 2.5m less 1.86m).
- In August 2007, announcing its FY2007 financial results, SAQ projected FY2008 visitation in excess of 2.6 million across all attractions, which again implies FY2008 *Wildlife World* visitation of approximately 640,000 (assuming no growth in the other attractions over FY2007).

"We believe SAQ's shareholders have a simple choice between retaining their investment in SAQ and its considerable, ongoing execution risk, or exiting a relatively illiquid and poorly performing investment by accepting VRL's $6.01 per share cash offer," said Mr Foo.

VRL's offer values SAQ at $197.9 million, including $67.1 million of SAQ's net debt.[2] The offer represents compelling value and reflects very attractive EBITDA and P/E multiples:

- FY2007 EBITDA and P/E multiples of 16.1x and 108.0x, respectively, based on SAQ's reported earnings for the financial year ended 30 June 2007;

- An FY2008 P/E multiple of 21.8x based on the mid-point of SAQ management's net profit guidance of $5.5 - $6.5 million for the financial year ending 30 June 2008, provided to the market on 19 June 2007.

VRL's offer is conditional on receiving sufficient acceptances that, together with VRL Group's existing 19.96 percent holding, will result in VRL Group being entitled to at least 50 percent of the shares in SAQ.

Media contact:

Tony Boyd: 0408 723 763

[2] SAQ reported net debt as at 30 June 2007

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

3 September 2007

The Manager
Australian Stock Exchange
Riverside Centre
Level 6
123 Eagle Street
BRISBANE QLD 4000
Attention: Melissa Grundy

Dear Ms Grundy

Request for Trading Halt

Further to our earlier telephone discussion today, we request a trading halt on Village Roadshow Limited's securities pending an announcement regarding the Company's film production division.

The Company will make a further announcement to the market as soon as possible.

The Company is not aware of any reason why the trading halt should not be granted.

Yours faithfully

Shaun Driscoll
Co Company Secretary

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

3 September 2007

VILLAGE ROADSHOW PICTURES GROUP AND CONCORD MUSIC GROUP TO MERGE

Village Roadshow Limited (VRL) announced today that Village Roadshow Pictures Group (VRPG) and Concord Music Group (Concord) had signed an agreement to merge VRPG and Concord into a new diversified entertainment group, Village Roadshow Entertainment Group (VREG).

VRPG and Concord will continue to operate as separate entities with the combination of these complementary film and music assets under common ownership providing compelling cross-platform opportunities. The union also creates a scalable corporate infrastructure enabling operating efficiencies and growth. The agreement is expected to close by the end of October 2007.

Hal Gaba, Chairman of Concord Music Group, and Graham Burke, CEO of VRL, will be Co-Chairmen of VREG. Long time VRL executive and CEO of VRPG, Greg Basser, will serve as CEO of the VREG.

"There is a strong strategic fit between motion pictures and music content. The union will couple a broad film library with a vast catalogue of master recordings and publishing rights," said both John Kirby, Chairman of VRL, and Graham Burke. "We back people we believe in. There are none better than Glen Barros, Norman Lear and Hal Gaba who are the heart and soul of Concord. They have put together an extraordinary team and together with the seasoned Village Roadshow Pictures Group executive team we have a combined music film powerhouse that has an exciting future."

Concord is one of the few remaining significant independent music companies in the US, and has an irreplaceable catalogue of music that includes masters of more than 5,000 albums and 6,000 music publishing copyrights as well as its diversified roster of new releases. Legendary labels in the Concord catalogue include Riverside, Prestige, Fantasy, Stax, Telarc and Heads Up, featuring artists such as Ray Charles (whose album "Genius Loves Company" with Concord sold over 5.5 million units worldwide), Miles Davis, John Coltrane, Creedence Clearwater Revival and Isaac Hayes. Concord also continues to add new music content and music publishing rights.

"Concord has shown an ability to develop innovative revenue streams and distribution channels such as the joint venture with Starbucks and Hear Music. The venture has had great success with the Paul McCartney release "Memory Almost Full" and is well placed in the burgeoning digital environment to develop new subscription models and exploit its music assets," said Mr Burke. "And with its focus on "timeless" music, we believe Concord is less exposed to digital piracy than the major labels."

The creation of VREG through the merger of VRPG and Concord is the latest in a series of transactions aimed at streamlining VRL's corporate structures and reducing inter-dependencies between the businesses, boosting cashflow and positioning the company for a new phase of growth.

Transaction details

VRL currently holds an effective 50% interest in VRPG. Under the merger, VRL will contribute its interests in VRPG to VREG, in return for a 39.9% interest in VREG and a cash receipt at Closing of approximately US$47.8 million, funded by new debt facilities in VREG. The new combined entity, Village Roadshow Entertainment Group (BVI) Ltd (VREG) will be 39.9% owned by VRL. Crescent Entertainment will hold 48%. Crescent Entertainment comprises Act III Entertainment (a media investment firm co-owned by Norman Lear and Hal Gaba), Lambert Entertainment (owned by Michael Lambert) and Clarity Partners (a private equity company). The remaining 12.1% will be held by private equity firm Tailwind Capital Partners.

VRL's shareholding will also carry with it a priority distribution entitlement of US$38.25 million payable out of VREG's future distributable excess cash flows, in priority to other shareholders.

On completion, VRPG will be deconsolidated from VRL's accounts and the earnings from the investment in the merged entity will be equity accounted. Pre-tax earnings from VRPG in 2007 were a loss of $56 million. Equity earnings for VRL's portion of the new combined entity are expected to be breakeven. The deconsolidation of VRPG will give rise to a one-off accounting profit in the 2007-08 financial year of approximately A$190-210 million post tax. The actual amount will only be able to be determined after closing of the transaction.

VREG has funding commitments from J P Morgan Chase NA to raise approximately US$225 million in debt to fund cash payments, refinance existing Concord debt and provide continuing working capital requirements.

The merger is subject to various commercial consents, closing of the J P Morgan Chase financing and other usual commercial conditions.

Media Contact:

Cosway Australia

Mark Rudder
0411 362 362

Tony Boyd
0408 723 763

Creation of Village Roadshow Entertainment Group

Village Roadshow Pictures Group merges with Concord Music Group

VILLAGE ROADSHOW LIMITED

Outline

VILLAGE ROADSHOW LIMITED

- Merger expected to complete by late October 2007 but effective from 1 July 2007.
- VRL receives US$47.8 million in cash funded from new VREG debt facilities and has US$38.25 million of distributions to be received in priority. (Only payable from future distributable excess cash flows in VREG).
- VREG ownership to be:
  - 48% Crescent Entertainment, 39.9% VRL, 12.1% Tailwind Capital (private equity)
- VRPG (film production) and Concord (music publishing) will operate as independent businesses under the ownership of VREG.
- Significant cross-platform opportunities and scalable corporate overheads across the new merged business.
- VRPG will be deconsolidated, VREG will be equity accounted.

VRL F07 results re-stated for VREG impacts

VILLAGE ROADSHOW LIMITED

Pro-forma Profit & Loss summary (F07 re-statement - *A$ millions*)

	VRL Group incl VRPG	VRPG Group	VREG Group	Pro-forma VRL Group
Total Income	**1,538**	**(671)**	**-**	**867**
Reported EBITDA	**225**	**(30)**	-	**195**
Depreciation & amortisation	(54)	1	-	(53)
Finance Costs - Net	(122)	85	-	(37)
Profit Before Tax	49	56	-	105
Income Tax Revenue/(Expense)	9*	2	-	11*
Profit After Tax	58	58	-	116
Minority Interests	(21)	-	-	(21)
Attributable Profit After Tax	**37**	**58**	**-**	**95**

* Includes $37.7 million tax expense credit.

VRL F07 results re-stated for VREG impacts

VILLAGE ROADSHOW LIMITED

Pro-forma Balance Sheet summary (F07 re-statement - *A$ millions*)

	VRL Group incl VRPG	VRPG Group	VREG Group	Pro-forma VRL Group
Assets				
Cash	170	(72)	58	156
Intangibles - Film Library	776	(759)	-	17
Other Assets	1,846	(185)	-	1,661
Total Assets	2,792	(1,016)	58	1,834
Liabilities				
Borrowings	1,702	(1,028)	-	674
Other Liabilities	505	(102)	-	403
Total Liabilities	2,206	(1,130)	-	1,077
Net Assets	**586**	**114**	**58**	**758**
Contributed Equity	457	-	-	457
Reserves	318	(18)	-	300
Accumulated Losses	(305)	-	-	(305)
One-off Profit on Deconsolidation of VRPG	-	132	58	190
Minority Interests	116	-	-	116
Total Equity	**586**	**114**	**58**	**758**

VRL F07 results re-stated for VREG impacts

VILLAGE ROADSHOW LIMITED

Pro-forma Cash Flow extracts (F07 re-statement - *A$ millions*)

	VRL Group incl VRPG	VRPG Group	VREG Group	Pro-forma VRL Group
Operating Cash Flows - total	(72)	223	-	151
Financing cash flows - extract				
Proceeds from borrowings	1,364	(555)	-	809
Repayment of borrowings	(919)	348	-	(571)
Net Proceeds from borrowings	445	(207)	-	238

Note: US$47.8m cash received will be reflected as proceeds from sale of assets/investments.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 September 2007

VILLAGE ROADSHOW ANNOUNCES INTENTION TO MAKE CASH OFFER TO ACQUIRE SYDNEY ATTRACTIONS GROUP

- Announcement of intention by Village Roadshow Limited ("VRL") to make a cash offer of $6.01 per share to acquire all of the outstanding shares it does not currently own in Sydney Attractions Group Limited ("SAQ")
- Intended offer will provide shareholders of SAQ an opportunity to exit an underperforming investment at an attractive price
- Intended offer price represents an attractive multiple of SAQ's earnings
  - Represents FY2007 EBITDA and P/E multiples of 16.1x and 108.0x, respectively
  - Represents an FY2008 P/E multiple of 21.8x based on the mid-point net profit guidance of $5.5m - $6.5m provided by SAQ management

Overview of the Offer

VRL today announced an intention to make a cash offer of $6.01 per share for all of the shares it does not own in SAQ. VRL currently owns 19.96% of the issued shares of SAQ.

SAQ operates attractions in Sydney including Sydney Aquarium, Sydney Tower OzTrek, Skywalk and the recently opened Wildlife World.

The intended offer values SAQ at $197.9m, including $67.1m of SAQ's net debt[1], and implies EBITDA and P/E multiples of 16.1x and 108.0x, respectively, based on SAQ's FY2007 reported earnings, and a P/E multiple of 21.8x based on the mid-point of FY2008 net profit guidance of $5.5m - $6.5m provided by SAQ management.

VRL Chief Executive Officer, Graham Burke, said "Our intended offer will provide SAQ shareholders with the opportunity to realise full and fair value for their shares at an attractive multiple of SAQ's earnings."

VRL's intended offer price represents a premium of 6.6% to SAQ's 30 day volume weighted average share price up to the close of trading on 4 September 2007.

Mr. Burke said, "SAQ's shares are highly illiquid and, we believe, the current share price already reflects expectations of impending corporate activity and a takeover premium. Accordingly, in determining our intended offer price, we have paid close attention to SAQ's fundamental value rather than its share trading statistics in an illiquid market.

[1] SAQ reported net debt as at 30 June 2007.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000, Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

The multiples implied by our offer represent a significant premium to SAQ's listed peers including Macquarie Leisure Trust Group, MFS Living and Leisure Group, and Amalgamated Holdings Limited which trade on FY2007 EBITDA multiples of 12.1x, 8.8x and 7.3x, respectively."

For the year ended 30 June 2007, SAQ reported a 7% decline in EBITDA to $12.3m and an 81% decline in net profit to $1.2m.

Mr. Burke said "SAQ is at a critical point given the ongoing difficulties and heightened competitive pressures it faces. As theme park and attractions operators, we are more confident of being able to deliver the required result with direct control rather than as a passive investor."

"If VRL acquires SAQ, we will undertake a detailed review of SAQ's operations to identify initiatives to improve performance. We believe that some of these initiatives may be more challenging for SAQ to implement itself, given its high gearing and therefore more constrained financial capacity to invest in the business," said Mr. Burke.

The proposed acquisition will be financed through existing cash reserves and undrawn bank facilities.

Review of SAQ's Performance

In January 2006, VRL acquired a 14.93% shareholding in SAQ for $7.50 per share. At the time, consensus expectations for SAQ's EBITDA and net profit for FY2007 were $24.9m and $9.9m[2], respectively, and SAQ management had forecast 1.2m visitors on an annual basis to Wildlife World. The $7.50 price implied FY2007 EBITDA and P/E multiples of approximately 9.1x and 16.6x, respectively.

On 28 August 2007, SAQ reported its results for the year ended 30 June 2007, with actual EBITDA of $12.3m and net profit of $1.2m. Wildlife World reported actual attendances of 398,000, which equates to approximately 515,000 visitors on an annualised basis.

More broadly, SAQ's results have demonstrated a significant decline in earnings and margins compared to prior years.

Over the last five financial years SAQ's:

- EBITDA has risen marginally from $11.9m to $12.3m;
- Operating margin (EBIT/revenue) has declined from 38% to 11%;
- Net profit has declined from $6.2m to $1.2m;
- Basic EPS has declined from 28.8 cps to 5.6 cps;
- Dividends per share has declined from 28 cents to 5 cents;
- Net debt at 30 June has increased from $6.2m to $67.1m; and
- Interest cover (EBIT/net interest) has declined from 21.0x to 1.4x.

In VRL's opinion, these disappointing results have not been properly reflected in SAQ's share price performance, due partly to takeover speculation arising from VRL's presence on SAQ's share register, and as a result of VRL acquiring a further 5.03% of SAQ's shares in June and July 2007 at prices between $5.71 and $6.01 per share.

[2] Source: Reuters mean consensus estimates as at 31 December 2005

Terms of the Offer

Under the intended offer, SAQ shareholders will receive $6.01 per share in cash valuing SAQ's equity at approximately $130.9m and the enterprise (inclusive of net debt) at approximately $197.9m.

VRL's offer will be conditional upon the receipt of acceptances that, together with VRL's existing 19.96% stake, would result in VRL being entitled to at least 50% of the shares in SAQ. Other conditions to VRL's offer are set out in Attachment A.

SAQ's announced dividend of $0.05 per share will correspondingly reduce the offer price for SAQ shareholders registered as such on the 19 October 2007 record date.

Further details of the terms of VRL's offer will be outlined in the Bidder's Statement intended to be lodged with the Australian Securities & Investment Commission next week.

VRL is being advised by Merrill Lynch International (Australia) Limited and Minter Ellison Lawyers.

Media Contact:

Cosway Australia

Mark Rudder	Tony Boyd
0411 362 362	0408 723 763

Appendix A – Proposed Conditions of VRL's Offer for SAQ

The proposed conditions of the offer (which will operate as conditions subsequent solely for the benefit of VRL) are set out below. Subject to the *Corporations Act 2001* (Cth), VRL will reserve the right to declare the offer free from all or any one or more of the conditions.

(a) Minimum acceptance condition

Before the end of the offer period, VRL and its associates have relevant interests in at least 50% (by number) of all issued SAQ shares.

(b) Prescribed Occurrences

That between the announcement date and the end of the offer period, none of the following occurrences happens:

(i) SAQ converts all or any of its shares into a larger or smaller number of shares in accordance with section 245H of the Corporations Act;

(ii) SAQ or a subsidiary of SAQ resolves to reduce its share capital in any way;

(iii) SAQ or a subsidiary of SAQ enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C or 257D of the Corporations Act;

(iv) SAQ or a subsidiary of SAQ issues shares, or grants an option over its shares, or agrees to issue shares or grant an option over its shares, with the exception of any issue of shares as a result of:

(A) the exercise of options on issue as at the announcement date; or

(B) participation by holders of SAQ shares in SAQ's dividend reinvestment plan as it exists on the announcement date;

(v) SAQ or a subsidiary of SAQ issues, or agrees to issue, convertible notes;

(vi) SAQ or a subsidiary of SAQ disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) SAQ or a subsidiary of SAQ charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) SAQ or a subsidiary of SAQ resolves to be wound up;

(ix) a liquidator or provisional liquidator of SAQ or a subsidiary of SAQ is appointed;

(x) a court makes an order for the winding up of SAQ or of a subsidiary of SAQ;

(xi) an administrator of SAQ, or of a subsidiary of SAQ, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) SAQ or a subsidiary of SAQ executes a deed of company arrangement;

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of SAQ or of a subsidiary of SAQ.

(c) Material adverse change

That between the announcement date and the end of the offer period, no fact, matter, event, circumstance, change or condition occurs, is announced, discovered or becomes known to VRL which has or could reasonably be expected to have a materially adverse effect on the business, assets, liabilities, financial position, performance, material contracts (taken as a whole), profitability or prospects of SAQ, or any of its subsidiaries

(except for such facts, matters, events, circumstances, changes or conditions disclosed to ASX by SAQ prior to the announcement date).

For these purposes a 'material adverse effect' includes without limitation a material downgrade (when compared with SAQ's net profit after tax for the year ended 30 June 2007) in SAQ's net profit after tax for, or forecast or projected for, any period ending after 30 June 2007.

(d) Additional rights acquired

That no person has or would have because of:

(i) VRL acquiring or offering to acquire SAQ shares; or

(ii) VRL selling SAQ shares or an asset of SAQ or a subsidiary of SAQ after acquiring SAQ shares,

an actual or contingent right to:

(iii) acquire an asset of SAQ or a subsidiary of SAQ under an agreement; or

(iv) procure SAQ or a subsidiary of SAQ to dispose of, or to offer to dispose of, an asset under an agreement, where the aggregate unencumbered value of the asset exceeds $2 million; or

(v) receive a benefit derived from an asset of SAQ or a subsidiary of SAQ.

(e) No restraining action

During the offer period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a public authority;

(ii) no action or investigation is announced, commenced, or threatened by any public authority; and

(iii) no application is made to any public authority (other than an application by VRL or any company within VRL group),

in consequence of, or in connection with, the bid (other than a determination by ASIC or the Takeovers Panel in exercise of powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the bid or completion of any transaction contemplated by this bidder's statement or rights of VRL in respect of SAQ and SAQ shares to be acquired under the bid or otherwise, or seeks to require divestiture by VRL of any of SAQ or any subsidiary of it.

(f) Approvals by Public Authorities

During the offer period, VRL receives all approvals which are required by law or by any public authority:

(i) to permit the offers to be made to and accepted by SAQ shareholders; or

(ii) as a result of the offers or the successful acquisition of the SAQ shares and which are necessary for the continued operation of the business of SAQ and the Subsidiaries.

(g) Ordinary course of business

Except for any proposed transaction publicly announced by SAQ on or before the announcement date or any transactions undertaken with the prior written approval of VRL, none of the following events occur during the offer period without the written consent of VRL:

(i) SAQ or any member of the SAQ group sells, transfers, surrenders, disposes of or parts with possession of, creates an interest in, gives a licence over, places under option or gives a right of first refusal with respect to any of its property or assets or an interest in any of its property or assets, or agrees to do any of those things except in the ordinary course of business;

(ii) SAQ or any member of the SAQ group acquires or gives a right or option to sell an interest in any property, assets or rights, or agrees to do any of those things, except in the ordinary course of ordinary business;

(iii) SAQ or any member of the SAQ group enters into any onerous or long term contract or commitment or incurs a contingent liability except in the ordinary course of ordinary business or agrees to do any of those things; or

(iv) a change in the conduct of the business of SAQ or any member of the SAQ group in a way that has or will have a materially adverse effect on its business, financial affairs or prospects.

(h) Conduct of SAQ's businesses

Except for any transaction undertaken with the prior written approval of VRL during the offer period, none of SAQ or a subsidiary of SAQ:

(i) declares, distributes or pays any dividend, bonus or other share of its profits or assets, with the exception of the dividend not exceeding $0.05 per SAQ share announced on 28 August 2007 with a record date to determine entitlements of 19 October 2007. Note, the dividend as announced will correspondingly reduce the offer price for SAQ shareholders registered as such on the 19 October 2007 record date;

(ii) issues or grants options over, or agrees to issue or grant options over, or otherwise makes any commitments regarding any shares or other securities, or alters its capital structure or the rights attached to any of its shares or other securities, or issues or agrees to issue any convertible notes;

(iii) makes any changes in its constitution (or other constituent documents) or passes any special resolution;

(iv) executes or gives or agrees to execute or give a mortgage, charge, lien or another encumbrance over an asset except in the ordinary course of business;

(v) borrows or agrees to borrow any money (except for temporary borrowing from its bankers in the ordinary course of ordinary business or drawdowns under existing facilities);

(vi) releases, discharges or modifies any substantial obligation owed to it by any person, firm or corporation or agrees to do so;

(vii) has appointed to its board of directors any additional director whether to fill a casual vacancy or otherwise;

(viii) enters or agrees to enter into any contract of service or varies or agrees to vary any existing contract of service with any director or senior manager, or pays or agrees to pay any termination benefit (as defined by ASX Listing Rules) or allowance to any director, or senior manager, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, senior manager (except as required by law, existing contractual arrangements or provided under any superannuation, provident or retirement scheme as in effect

on the announcement date) where the aggregate of all such payments exceeds $1 million;

(ix) incurs, commits to or brings forward time for incurring or committing, or granting to another person a right exercise of which would involve incurring or committing to any capital expenditure or liability, or foregoing any revenue, for one or more related items or amounts of in aggregate greater than $3 million;

(x) enters into any agreement or arrangement for the underwriting of participation by holders of SAQ shares in any dividend reinvestment plan of or adopted by SAQ;

(xi) has threatened or commenced against it any material claims or proceedings in any court or tribunal (including an application for winding up or an application for appointment of a receiver or receiver and manager); or

(xii) executes a deed of company arrangement or passes any resolution for liquidation, or has appointed to it or becomes susceptible to the appointment of an administrator, a receiver, a receiver and manager or a liquidator, or becomes subject to investigation under the Australian Securities and Investments Commission Act 2001 (Cth) or any corresponding legislation.

(i) Equal access to information

At all times during the period from the announcement date to the end of the offer period, SAQ promptly (and in any event within 2 business days) provides to VRL a copy of all information which is not generally available (within the meaning of the Corporations Act) relating to SAQ or any subsidiary of SAQ or any of their respective businesses or operations that has been provided by SAQ or any subsidiary of SAQ or any of their respective officers, employees, advisers or agents to any person other than VRL or any associate of VRL for the purpose or for purposes including the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(i) any person (together with its associates) may acquire voting power of 10% or more in SAQ or any subsidiary of SAQ (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(ii) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of SAQ or of any subsidiary of SAQ; or

(iii) any person may otherwise acquire control of or merge or amalgamate with SAQ or any subsidiary of SAQ.

(j) No break fees or lock-up devices

(i) That, subject to paragraph (j)(ii) below, during the offer period none of SAQ and any body corporate which is or becomes a subsidiary of SAQ, agrees (whether conditionally or contingently) to pay or provide any benefit to any person, or to forego or otherwise reduce any payment or benefit to which it would otherwise be entitled, in connection with any person other than VRL or any associate of VRL making or agreeing to participate in, or enter into negotiations concerning:

(A) a takeover bid for SAQ; or

(B) any other proposal to acquire any interest (whether equitable, legal, beneficial or economic) in shares in, or assets of, either or both of SAQ or its subsidiaries, or to operate either or both of SAQ or its subsidiaries as a single economic entity with another body corporate.

(ii) Paragraph (j)(i) above does not apply to a payment:

(A) for providing professional advisory services to SAQ;

(B) which is approved in writing by VRL;

(C) lawfully made to any directors, officers or employees of SAQ or any of its subsidiaries; or

(D) which is approved by a resolution passed at a general meeting of SAQ.

(k) No change of control rights

No person who is the lessor of any property occupied by SAQ or any of its subsidiaries, having any rights, being entitled to have any rights, claiming an entitlement, or expressing an intention (whether or not that intention is stated to be a final or determined decision of that person) (in all cases whether subject to conditions or not), as a result of any change of control event in respect of SAQ (including VRL acquiring SAQ shares) or a subsidiary of it, or assets of SAQ or a subsidiary of it, to:

(i) terminate or alter any contractual relations or lease between any person and SAQ or a subsidiary of SAQ (for this purpose an alteration includes without limitation the operation of a contract or lease, whether or not that altered operation is provided for under the existing terms of the contract or lease);

(ii) require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii) accelerate or adversely modify the performance of any obligations of SAQ or a subsidiary of SAQ under any agreement, contract, lease or other legal arrangement.

(l) S&P/ASX 200 Index

The S&P/ASX 200 Index does not fall below 5,664 for 3 consecutive trading days, which is approximately 10% lower than its level at the close of the last trading day prior to the announcement date.

(m) Non-existence of certain rights

No person has or will have any right (whether subject to conditions or not), as a result of VRL acquiring the SAQ shares, to acquire, or require the disposal of, or require SAQ or a subsidiary of it to offer to dispose of, any material asset (being an asset with a value of $2 million or more) of SAQ or a subsidiary of it.

(n) No action or investigation

Between the announcement date and the end of the offer period, no action or investigation is instituted or threatened by a statutory or regulatory body because of or in connection with the bid that might impose a material limitation on the ability of VRL, SAQ or any of their related bodies corporate to conduct its business or own all its assets.

(o) Force majeure

That between the announcement date and the end of the offer period, the operations of neither SAQ nor a body corporate that is or becomes a subsidiary of SAQ will have been adversely affected in a material way because of fire or other casualty or by act of God or labour, disturbance or act of public enemies or other cause beyond the control of SAQ or the body corporate.

(p) No untrue statements to ASX or ASIC

VRL does not become aware that any document filed by or on behalf of SAQ with ASX or ASIC contains a statement which is incorrect or misleading in a material particular or from which there is a material omission.

Appendix B – Overview of SAQ

SAQ directly manages and operates a portfolio of five tourism and leisure attractions in Sydney.

Sydney Aquarium

Sydney Aquarium was opened in 1998 and was the first major tourist attraction in the Darling Harbour precinct. In addition to showcasing exhibits, the Aquarium also breeds animals. The Aquarium comprises an exhibition hall, retail area, cafe and kiosk.

Sydney Tower and OzTrek

Sydney Tower takes visitors to the highest point above Sydney for a 360-degree view of the city, including the Harbour Bridge and Opera House. Visitors can see as far as the blue mountains to some of Sydney's beaches.

Manly Oceanworld

Manly Oceanworld is located on the Esplanade in Manly. The attraction underwent substantial redevelopment from 1998 to 2000 and now includes a souvenir shop and a cafe. Manly Oceanworld's main attraction is the shark dive.

Shark Dive Xtreme

Shark Dive Xtreme provides tourists with the opportunity to dive with sharks in Oceanworld's 4 million litre oceanarium.

Wildlife World

Located in Darling Harbour, the recently opened Wildlife World contains over 100 species of Australian plants and animals under the one roof.

Summary of SAQ financials

	4 Sep 2007		FY2007
Share Price	$5.68	Revenue	$51.1m
Shares on Issue	21.8m	EBITDA	$12.3m
Market Capitalisation	$123.7m	EBIT	$5.8m
Net Debt (30-Jun-07)	$67.1m	NPAT	$1.2m
Enterprise Value	$190.8m	EPS	5.6c

Further information on SAQ can be found on the company's web site at www.sydneyattractionsgroup.com.au.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 September 2007

VILLAGE ROADSHOW BIDDER'S STATEMENT WARNS OF RISK TO SYDNEY ATTRACTIONS GROUP EARNINGS FORECASTS

The bidder's statement for Sydney Attractions Group Limited (**SAQ**) released today by Village Roadshow Limited (**VRL**) highlights the target company's poor performance and the full value being offered under VRL's takeover offer.

VRL is making a cash offer of $6.01 per share to acquire all of the outstanding shares in SAQ in which it does not currently have a relevant interest. The bid has a 50 per cent minimum acceptance condition.

VRL chief executive Graham Burke said: "The bidder's statement shows that despite the efforts of SAQ's management and Board, the company has underachieved, both operationally and for its investors. Over the five years prior to VRL announcing its bid, SAQ has underperformed the S&P/ ASX 200 Accumulation Index by 42 percent."

"Given SAQ's disappointing performance along with very high gearing and increased competition from new tourist developments in Sydney, including the new Asian elephants display and the planned Great Southern Oceans exhibit at Taronga Zoo, VRL believes that there is a real risk SAQ will not meet its forecast earnings."

"Promises of improvements have failed to materialise but now SAQ's shareholders have a real choice between continuing a disappointing investment or accepting VRL's premium cash offer for a relatively illiquid stock," said Mr Burke.

VRL's offer values SAQ at $197.9 million, including $67.1 million of SAQ's net debt[1]. The offer represents full and fair value and reflects very attractive EBITDA and P/E multiples:

- FY2007 EBITDA and P/E multiples of 16.1x and 108.0x, respectively, based on SAQ's reported earnings for the financial year ended 30 June 2007; and
- an FY2008 P/E multiple of 21.8x based on the mid-point of SAQ management's net profit guidance of $5.5 million - $6.5 million for the financial year ending 30 June 2008, provided to the market on 19 June 2007.

Mr Burke said: "SAQ's target's statement must address the ongoing earnings, share price underperformance prior to bid speculation, and execution risk, especially in regard to Wildlife World and the other attractions – Sydney Aquarium, Skywalk and Oceanworld Manly."

[1] SAQ reported net debt as at 30 June 2007 as stated in SAQ's Preliminary Final Report released 28 August 2007

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

The bidder's statement also shows that SAQ is very highly geared with interest cover of 1.4x and net debt of 5.4x EBITDA for the year ended 30 June 2007, which constrains its ability to make further investment and resolve the current operating problems at the various attractions in Sydney. SAQ, which last year breached two of its banking covenants, has yet to inform the market of the outcome of an internal review of its banking covenants and financial requirements announced in February.

In a letter to SAQ shareholders in the bidder's statement, VRL chairman John Kirby said: "As experienced theme park and attractions operators, we are only confident of being able to address the problems with SAQ's performance if we can achieve direct control of the company."

The bidder's statement has brought into sharp focus SAQ's poor financial performance in the period between the year ended 30 June 2002 and the year ended 30 June 2007, most notably:

- net profit after tax has declined from $6.2 million to $1.2 million;
- operating margin (EBIT/revenue) has declined from 38% to 11%;
- earnings per share has declined from 28.8 cents per share to 5.6 cents per share;
- total annual dividends per share has declined from 28 cents to 5 cents;
- net debt at 30 June has increased from $6.2 million to $67.1 million;
- EBITDA has risen marginally from $11.9 million to $12.3 million; and
- interest cover (EBIT - interest revenue/net interest) has declined from 21.0x to 1.4x.

The bidder's statement says that Wildlife World had achieved less than half the expected attendance of 1.2 million visitors that SAQ management forecast in May 2002 when plans to develop Wildlife World were first announced. SAQ had attracted 398,000 visitors between September 2006 and June 2007, which equates to approximately 515,000 visitors on an annualised basis.

The bidder's statement said that, if VRL acquires shares under its bid, VRL would seek to reconstitute the board of directors of SAQ to reflect VRL's ownership of SAQ and intends to undertake a strategic review of SAQ's businesses and operations. Only after this review is completed will VRL be able to determine the appropriate course for SAQ's businesses and necessary turnaround strategies.

"We don't see a quick fix to SAQ's problems," said Mr Burke.

If VRL acquires shares under its bid, VRL, through its nominees on the board of directors of SAQ, also intends to review the dividend policy of SAQ to ensure that it reflects an appropriate balance between ensuring that SAQ retains sufficient funds to meet its ongoing activities and capital requirements and the payment of dividends to SAQ shareholders.

ENDS

Media contacts: Mark Rudder 0411 362 362
Tony Boyd 0408 723 763

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 September 2007

Company Announcements Office
Australian Securities Exchange

Proposed takeover bid by Village Roadshow Limited (VRL) in relation to shares in Sydney Attractions Group Limited (SAQ)

In accordance with item 5 of the table in section 633(1) of the Corporations Act 2001 (**Act**), please find enclosed a copy of VRL's bidder's statement and offer document dated 11 September 2007 (**Bidder's Statement**) in relation to the above takeover bid (with covering letter) given or to be given to SAQ today.

The Bidder's Statement has been or will be lodged with the Australian Securities and Investments Commission today.

In accordance with section 633(4) of the Act, VRL gives notice that it has set 5pm (Melbourne time) on 12 September 2007 as the record date under section 633(2) of the Act for the purposes of its bid.

Yours faithfully

Phil Leggo
Group Company Secretary

RECEIVED
2007 OCT 11 A 11:

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 September 2007

The Directors
Sydney Attractions Group Limited
Aquarium Pier
Darling Harbour
Sydney NSW 2000

Dear Directors

Proposed takeover bid by Village Roadshow Limited (VRL) in relation to shares in Sydney Attractions Group Limited (SAQ)

In accordance with item 3 of the table in section 633(1) of the Corporations Act 2001 **(Act)**, please find enclosed a copy of VRL's bidder's statement and offer document dated 11 September 2007 (**Bidder's Statement**) in relation to the above takeover bid (with covering letter) given or to be given to SAQ today.

The Bidder's Statement has been or will be lodged with the Australian Securities and Investments Commission today.

VRL requests that SAQ give VRL the information in accordance with section 641 of the Act of:

(a) the name and address of each person who, at the time specified by VRL below (**Record Time**) held SAQ Shares or SAQ Options (in each case as defined in the Bidder's Statement) or both;

(b) the type, and the number of each type, of those securities held by the person at the Record Time;

(c) SRN/HIN for each holding;

(d) PID;

(e) Holder type (eg IND = Individual, JNT = Joint Holdings, COY = Company); and

(f) Any notings recorded against each SRN/HIN (e.g. Powers of Attorney, Probate, etc).

The Record Time is 5pm, Melbourne time, on 12 September 2007.

VRL request that the information be given to it in electronic form in ASCII, Delimited format.

VRL undertakes to pay the amount (if any) required by SAQ for the provision of the information requested, not exceeding the prescribed amount. VRL's cheque for $5,000 is enclosed. Please deduct the required amount and reimburse any difference.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

As a separate matter, please provide VRL with a copy of the register of information about relevant interests maintained by SAQ under section 672DA of the Act. VRL undertakes to pay the amount (if any) required by SAQ for the provision of the register, not exceeding the prescribed amount. VRL's further cheque for $5,000 is enclosed. Please deduct the required amount and reimburse any difference.

Copies of the requested information and the register should be delivered to Mr Herve Ferriere of Computershare Investor Services Pty Ltd, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067.

Yours faithfully

Phil Leggo
Group Company Secretary

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 104 758
(outside Australia) 61 2 8268 3691
www.computershare.com

Village Roadshow Limited
ABN 43 010 672 054

RECEIVED
2001 OCT 19 A 11:52

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Transfer and Acceptance Form

Use this form to accept Village Roadshow Limited's Offer for your Sydney Attractions Group Limited Shares

B

What Village Roadshow Limited is offering to buy
Village Roadshow Limited is offering to buy all your Sydney Attractions Group Limited Shares, including Shares that are issued during the Offer Period due to the conversion of Sydney Attractions Group Limited Options or under the DRP.

What you will receive if you accept the offer
If you accept the Offer you will, subject to the satisfaction of the conditions of the Offer, receive $6.01 for each of your Shares.

No brokerage on acceptances
You will not pay brokerage if you accept the offer. Any such costs will be borne by Village Roadshow Limited.

Securityholder details

Subregister	XXXX
Your holding in Sydney Attractions Group Limited	XX/XX/XXXX
Cash consideration payable to you at $6.01 per Share	123456789012

To be completed by Securityholder

C

Please complete this form if you wish to accept the Offer in respect of ALL or PART of your Sydney Attractions Group Limited Shares on the terms set out in the bidder's statement. You will be deemed to have accepted the Offer in respect of all your Sydney Attractions Group Limited Shares if you sign and return the form and you:

a) do not mark either box below;
b) mark box 2 below, but do not specify the number of Shares you wish to sell; or
c) mark both box 1 and 2 below.

(Note: If your Sydney Attractions Group Limited Shares are held in a CHESS holding, you should accept this Offer by returning this form directly to your Controlling Participant in accordance with ASTC Settlement Rules.)

Please place an X in either box 1 or 2 (Mark only one box)

1. [X] I/We wish to accept the Offer in respect of ALL my/our Sydney Attractions Group Limited Shares

2. [X] I/We wish to accept the Offer in respect of the following number of my/our Sydney Attractions Group Limited Shares

Write the number of Sydney Attractions Group Limited Shares

D

Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number ( )

Sign Here - This section must be signed for your instructions to be executed

E

I/We accept the offer made by Village Roadshow Limited in respect of Shares in Sydney Attractions Group Limited I/we hold and I/we agree to be bound by the terms and conditions of the offer and transfer all or part of my/our Sydney Attractions Group Limited Shares to Village Roadshow Limited for the above consideration.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

See back of form for completion guidelines

SAQ_TKO 1TKAC

035174_0002GB

How to complete this form

Acceptance of the takeover offer

A **Registration Details**

The Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the Sydney Attractions Group Limited register.

If you have already sold all your Sydney Attractions Group Limited Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B **Consideration**

The cash consideration payable under the takeover offer is $6.01 per Share

C **How to accept the Offer**

If your Sydney Attractions Group Limited Shares are held in an Issuer Sponsored Holding, simply complete and return this form to the Village Roadshow Limited Registry so that it is received by no later than <Time> AEST on <Date>, unless extended.

If your Sydney Attractions Group Limited Shares are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Village Roadshow Limited to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Village Roadshow Limited Registry so that it is received no later than <Time> AEST on <Date> unless extended.

If you sign and return this Transfer and Acceptance Form to the Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Village Roadshow Limited (and authorise Village Roadshow Limited to warrant on your behalf) that you have full legal and beneficial ownership of the Sydney Attractions Group Limited Shares and that Village Roadshow Limited will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Village Roadshow Limited or Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf.

D **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the Village Roadshow Limited registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

Deceased Estate: all executors must sign and, if not already noted by the Village Roadshow Limited registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

035174_000208

1TKAC

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than <Time> AEST on <Date>. Return this Transfer and Acceptance Form to:

Postal Address	OR	Hand Delivery
Computershare Investor Services Pty Limited GPO Box 52 MELBOURNE VIC 8060		Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street ABBOTSFORD VIC 3067

SAQ_TKO

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this Takeover Offer please contact the Village Roadshow Limited Shareholder Information Line: within Australia on 1800 104 758 or outside Australia on +61 2 8268 3691.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

SAQ rejection of VRL offer premature

Melbourne, 11 September 2007: Village Roadshow Limited (VRL) called on the Board of Sydney Attractions Group Limited (SAQ) to provide further reasons for its decision to reject the $6.01 per share cash offer made by VRL on 5 September 2007.

Graham Burke, CEO of VRL said: "SAQ's Board has rejected VRL's offer without reference to the findings of an independent expert.

"We are interested in seeing how the SAQ Board can justify this rejection to its shareholders

"Statements by SAQ claiming high margins and stable cashflows are difficult to reconcile with the reported results for the year-ended 30 June 2007 which highlighted a significant decline in margins and poor operating results relative to earlier projections, including a significant shortfall in projected visitation to Wildlife World.

"As stated in our bidder's statement, VRL's offer is priced at a significant premium to the average multiples of SAQ's peers, and represents fair value," Mr Burke said.

VRL's offer values SAQ at $197.9 million, including $67.1 million of SAQ's net debt1. The offer represents fair value and reflects very attractive EBITDA and P/E multiples:

- FY2007 EBITDA and P/E multiples of 16.1x and 108.0x, respectively, based on SAQ's reported earnings for the financial year ended 30 June 2007; and
- an FY2008 P/E multiple of 21.8x based on the mid-point of SAQ management's net profit guidance of $5.5 million - $6.5 million for the financial year ending 30 June 2008, provide to the market on 19 June 2007

Mr Burke said: "Over the five years prior to VRL announcing its bid, SAQ has underperformed the S&P/ ASX 200 Accumulation Index by 42 percent.

"Investors now have a chance of exiting a poorly performing investment at a certain premium."

ENDS

Media contacts: Mark Rudder 0411 362 362

Tony Boyd 0408 723 763

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme **SYDNEY ATTRACTIONS GROUP LIMITED ('SAQ')**

ACN/ARSN 008 632 764

1. Details of substantial holder (1)

Name Village Roadshow Holdings Pty Ltd ACN 083 817 672 (**VRH**), Village Roadshow Limited ACN 010 672 054 (**VRL**) and Village Roadshow Corporation Pty Limited ACN 004 318 610 (**VRC**)*, collectively **'VRL Group'**

ACN/ARSN (if applicable) (refer above)

* VRH is the holder of the SAQ shares referred to below and therefore has a relevant interest in those shares under s608(1) of the Corporations Act. VRH is a wholly owned subsidiary of VRL. VRC controls VRL and therefore sections 608(1) and (3) of the Corporations Act have the effect that VRC has relevant interests in the SAQ shares that VRH and VRL have relevant interests in. Sections 608(1) and (3) of the Corporations Act have the effect that each of the persons who control VRC has relevant interests in the SAQ shares VRC has relevant interests in. The following persons control VRC: Positive Investments Pty Limited ACN 004 743 426 ('**Positive**'), VRC Investments Co Pty Limited ACN 103 262 308 ('**VRC Investment Co**'), Juicen Pty Ltd ACN 089 874 984 ('**Juicen**'), Burvil Investments Pty Ltd ACN 005 159 320 ('**Burvil**'), Robert George Kirby ('**Robert Kirby**'), Graham William Burke ('**Graham Burke**'), and John Ross Kirby ('**John Kirby**'). Section 608(3)(a) of the Corporations Act has the effect that each subsidiary of VRC has relevant interests in shares in SAQ that VRC has relevant interests in and each subsidiary of VRL has relevant interests in shares in SAQ that VRL has relevant interests in.

The holder became a substantial holder on 18/ 01 / 2006 [The information in this Form 603 is given in accordance with Section 671B(1)(c) of the Corporations Act]

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	4,346,377	4,346,377	19.96%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
VRL Group	Legal and beneficial ownership	4,346,377 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
VRL Group	Village Roadshow Holdings Pty Ltd	VRL Group	4,346,377 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
VRL Group	See bidder's statement dated 11 September 2007	See bidder's statement dated 11 September 2007	4,346,377 Ordinary

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
(refer above)	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
VRH	500 Chapel Street, South Yarra VIC 3141
VRL	500 Chapel Street, South Yarra VIC 3141
VRC, Positive, VRC Investments Co, Juicen and Burvil	Offices of Nexia ASR, Level 14, 440 Collins Street, Melbourne VIC 3000
Robert Kirby	500 Chapel Street, South Yarra VIC 3141
Graham Burke	500 Chapel Street, South Yarra VIC 3141
John Kirby	500 Chapel Street, South Yarra VIC 3141

Signature

print name SHAUN LEWIS DRISCOLL capacity SECRETARY

sign here date 12 / 09 / 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

BIDDER'S STATEMENT

CASH OFFER

by

VILLAGE ROADSHOW LIMITED ('VRL')

to acquire all your ordinary shares in

SYDNEY ATTRACTIONS GROUP LIMITED ('SAQ')

VRL is offering $6.01 for every fully paid ordinary share in SAQ.

The Offer is dated 26 September 2007 and expires at 5.00pm (Melbourne time) on 27 October 2007, unless withdrawn or extended.

THIS IS AN IMPORTANT DOCUMENT THAT REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to how to deal with this document or the Offer contained in it, please consult your financial or other professional adviser.

If you have any questions about the Offer or this document call 1800 104 758 or +61 2 8268 3691.

FINANCIAL ADVISER TO VRL

Merrill Lynch

LEGAL ADVISER TO VRL

MinterEllison LAWYERS

Bidder's statement

Important information		**5**
Letter from Village Roadshow Limited Chairman		**6**
Summary of the Offer and how to accept		**9**
Reasons why you should accept the Offer		**11**
Part 1 - Statutory information		**21**
1.	**Introduction to VRL**	**21**
1.1	VRL	21
1.2	Bidder's statement	21
2.	**VRL's interest in SAQ Shares**	**21**
2.1	SAQ's issued capital	21
2.2	Voting power	21
2.3	Total number of SAQ Shares	22
3.	**Dealings in SAQ Shares**	**22**
3.1	Consideration in previous four months	22
3.2	No benefits given, offered or agreed	22
4.	**How cash consideration will be provided**	**23**
4.1	Cash required if all Offers accepted	23
4.2	Source of funds	23
4.3	Terms of facility agreement	23
5.	**VRL's intentions regarding SAQ's businesses, assets and employees**	**24**
5.1	Introduction	24
5.2	Intentions upon gaining less than 90% of SAQ	24
5.3	Compulsory acquisition	26
6.	**Australian tax considerations**	**27**
6.1	Introduction	27
6.2	Capital gains tax (CGT) implications	27
6.3	Stamp duty and goods and services tax (GST)	29
7.	**Other material information**	**29**
7.1	Information	29
7.2	No agreements with SAQ directors	29
7.3	Financial position of SAQ	29
7.4	Modifications to Corporations Act	29
7.5	SAQ's ASX announcements	30
7.6	Consents	30
7.7	Date for determining holders of securities	30
Part 2 - Terms of the Offer		**31**
1.	**Offer**	**31**
1.1	The Offer	31
1.2	Persons to whom Offers are made	31

1.3	Offer Date	31
1.4	Offer Period	31
1.5	Conditions	31
1.6	If you have sold any of your SAQ Shares	31
1.7	If you are a trustee or nominee	31
2.	**Price**	**31**
2.1	Price payable	31
2.2	Time of payment	32
2.3	Contract avoided	32
2.4	Certain overseas residents	32
3.	**Offer period**	**33**
4.	**How to accept**	**33**
4.1	Full or partial acceptance	33
4.2	Acceptance Form	33
4.3	CHESS Holdings	33
4.4	Participant	34
4.5	Issuer Sponsored Holdings	34
4.6	VRL's discretion regarding incomplete or invalid acceptance	34
5.	**Application of this Offer**	**34**
5.1	If another person is entitled to your SAQ Shares	34
5.2	If you are a trustee or nominee	34
5.3	Notice of distinct portions	35
6.	**Effect of acceptance**	**35**
7.	**Dividends and other entitlements**	**37**
7.1	Cash Rights	37
7.2	Non-cash Rights	37
8.	**Conditions of the Offer**	**37**
8.1	Conditions subsequent	37
8.2	Declaration of Offer being free from Conditions	42
8.3	Breach of Conditions	42
8.4	Benefit of Conditions	42
8.5	Status notice	42
8.6	Void contracts	42
9.	**Withdrawal**	**43**
10.	**Variation**	**43**
10.1	VRL's entitlement	43
10.2	Extension of Offer Period	43
11.	**Costs**	**43**
12.	**Notices**	**43**
12.1	Service on SAQ	43
12.2	Service on VRL	43
12.3	Service on you	43
Part 3 - Glossary and interpretation		**44**
1.	**Glossary**	**44**

2. Interpretation 45

3. Headings 46

Corporate Directory 47

Signing page 48

Important information

Important dates

Bidder's statement lodged with ASIC	11 September 2007
Date of bidder's statement	11 September 2007
Record Date	12 September 2007
Date Offer is made	26 September 2007
Offer ends, unless extended	5.00pm (Melbourne time) on 27 October 2007

Defined terms

Defined terms are used in this document. A glossary is set out in Part 3 of this document.

Investment decisions

This document does not take into account the individual investment objectives, financial situation or particular needs of any specific SAQ Shareholder or any other person.

SAQ Shareholders are encouraged to seek independent financial and taxation advice before deciding whether to accept the Offer.

Forward looking statements

This bidder's statement may include certain forward looking statements that have been based on current expectations about future events. These forward looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward looking statements. These factors may include matters not yet known to VRL or not currently considered by it to be material.

Privacy statement

VRL will collect personal information about SAQ Shareholders' holdings of SAQ Shares in accordance with the Corporations Act. VRL will share that personal information with its advisers and service providers only to the extent necessary for purposes relating to the Offer. SAQ Shareholders can contact SAQ's share registry, Registries Limited, on (02) 9290 9600, if they have questions about their personal information.

No internet site is part of this bidder's statement

VRL maintains an internet site at www.villageroadshow.com.au. Information contained in or otherwise accessible through this internet site is not a part of this bidder's statement. Any references in this bidder's statement to the internet site are textual references for your information only.

Bidder's statement

This document is a bidder's statement dated 11 September 2007. It includes an Offer dated 26 September 2007.

A copy of this bidder's statement was lodged with ASIC on 11 September 2007. ASIC and ASX take no responsibility for the content of this bidder's statement.

Letter from Village Roadshow Limited Chairman

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

Dear SAQ Shareholder,

I am pleased to enclose a cash offer from Village Roadshow Limited (**VRL**) to acquire all of your shares in Sydney Attractions Group Limited (**SAQ**) at a price of $6.01* per share (**Offer**).

Who is VRL?

VRL is an Australian public company listed on the Australian Securities Exchange (**ASX**). VRL is a vertically integrated global entertainment company with operations in theme parks, cinema exhibition, film production, film distribution and radio broadcasting.

Further information about VRL can be found on our website at www.villageroadshow.com.au.

About the Offer

VRL is offering to purchase your SAQ shares at a price of $6.01* per share in cash. VRL's Offer is conditional on the receipt of acceptances that, together with VRL Group's existing 19.96% stake (referred to below), will result in VRL Group being entitled to at least 50% of the Shares in SAQ. Other conditions of the Offer are summarised in the next section of this bidder's statement titled 'Summary of the Offer and how to accept' and are set out in full in clause 8 of Part 2 of this bidder's statement. We believe that the Offer provides SAQ shareholders with an opportunity to realise full and fair value for your shares at an attractive multiple of SAQ's earnings.

The Offer Price represents a premium of approximately 10% to SAQ's volume weighted average share price for the period of approximately seven months from 5 February 2007 (being the business day following the release of SAQ's results for the half year ended 31 December 2006, which included a downward revision of earnings guidance for FY2007) and 4 September 2007 (being the day before VRL announced its intention to make the Offer).

VRL Group currently owns 19.96% of SAQ's shares. VRL believes that this shareholding has led to speculation that a takeover offer for SAQ may occur and that this speculation, which has turned out to be accurate, has supported SAQ's Share price in the face of the announced downward revisions of earnings guidance, breaches of borrowing covenants and disappointing FY2007 financial results. As such, VRL believes the SAQ Share price as traded on ASX already incorporated a takeover premium prior to VRL announcing its intention to make the Offer on 5 September 2007.

In determining the value of SAQ, VRL has therefore placed less reliance on SAQ's quoted share price, particularly as SAQ Shares are relatively illiquid.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Reasons why you should accept the Offer

VRL believes that there are a number of reasons why you should accept our Offer.

VRL's Offer Price represents full and fair value and is an attractive multiple of SAQ's earnings

VRL's Offer implies multiples of SAQ's FY2007 earnings before interest, tax, depreciation and amortisation (**EBITDA**) and net profit after tax (**NPAT**) of approximately 16.1x and 108.0x, respectively. This represents premiums of approximately 71% to the average EBITDA multiple and 424% to the average price/earnings (**P/E**) multiple of a range of ASX-listed tourism and theme park operators calculated on the same basis.

SAQ management has forecast FY2008 NPAT to be in the range of $5.5 million to $6.5 million. Based on the mid-point of the range, VRL's Offer implies an FY2008 multiple of approximately 21.8x NPAT, which is at a significant premium to the average multiples of SAQ's ASX-listed peers.

The Offer provides an opportunity to realise a premium cash price for your shares rather than face ongoing operational uncertainty as a shareholder of SAQ

On 28 August 2007, SAQ reported its results for the year ended 30 June 2007, with a 7% decline in EBITDA to $12.3 million and an 81% decline in NPAT to $1.2 million. Wildlife World reported actual attendances of 398,000, which equates to approximately 515,000 visitors on an annualised basis – less than half the 1.2 million visitors forecast by management prior to opening the exhibit, which is the level of attendance VRL believes was necessary to justify the original $53 million capital expenditure.

More broadly, SAQ's results have demonstrated a significant decline in earnings and margins compared to prior years. From FY2002 up to FY2007:

- NPAT has declined from $6.2 million to $1.2 million;
- operating margin (EBIT/revenue) has declined from 38% to 11%;
- earnings per share have declined from 28.8 cents per Share to 5.6 cents per Share;
- total annual dividends per Share have declined from 28 cents to 5 cents;
- net debt at 30 June has increased from $6.2 million to $67.1 million;
- EBITDA has risen marginally from $11.9 million to $12.3 million; and
- interest cover (EBIT– interest revenue/net interest) has declined from 21.0x to 1.4x.

SAQ also disclosed on 27 February 2007 that it had breached two of its borrowing covenants, requiring a waiver from SAQ's lender and a complete review of covenants and financial requirements.

VRL believes that SAQ is at a critical point in its development. We are concerned about SAQ's disappointing financial results and the way in which its assets are being operated. With high gearing and increased competition from new tourist developments in Sydney, VRL believes that it will be challenging for SAQ to meet its forecast earnings. As experienced theme park and attractions operators, we are only confident of being able to address the problems with SAQ's performance if we can achieve direct control of the company.

Further details on why you should accept VRL's Offer are set out in the attached bidder's statement.

Close of the Offer

I encourage you to accept the Offer as soon as possible. The Offer is scheduled to close at 5.00pm (Melbourne time) on 27 October 2007. To accept this Offer, please follow the instructions on the enclosed Acceptance Form. If you accept the Offer and it becomes unconditional, you will receive consideration for your SAQ Shares in cash and you will not incur any brokerage or stamp duty.

Yours faithfully

John Kirby
Chairman
11 September 2007

* *$6.01, less the amount or value of any Rights, including the Declared Dividend of $0.05 per SAQ Share, unless the benefit of the Rights is passed to VRL.*

Summary of the Offer and how to accept

This summary gives an overview of the Offer. You should read this document in full before deciding whether to accept the Offer.

The Offer	VRL is offering to acquire all SAQ Shares of which you are the registered holder on the Record Date. However, you may choose to accept the Offer in respect of all or some only of your SAQ Shares. The Offer also extends to any SAQ Shares issued to you either or both: (a) on the exercise of SAQ Options before the end of the Offer Period; and (b) as a result of your participation as a shareholder in the Dividend Reinvestment Plan under which all or part of your entitlement to the Declared Dividend is applied for SAQ Shares.
Offer Price	$6.01 cash for each SAQ Share. The amount of $6.01 will be reduced by the amount or value of any Rights unless the benefit of the Rights is passed to VRL. Thus the Declared Dividend of $0.05 per Share will reduce the Offer Price to $5.96 per Share for SAQ Shareholders registered as such at the record date for the Declared Dividend of 19 October 2007 unless the benefit of the Declared Dividend is passed to VRL.
How to Accept	Your acceptance must be received before the end of the Offer Period (5.00pm (Melbourne time) on 27 October 2007, unless the Offer Period is extended). Depending on the nature of your holding, you may accept the Offer in the following ways. **CHESS Holding** If your SAQ Shares are in a CHESS Holding: • complete the enclosed Acceptance Form in accordance with the instructions on the form and send it in the enclosed reply paid envelope to the address below; or • instruct your CHESS Controlling Participant to initiate acceptance of the Offer. **Participant** If you are a Participant, initiate acceptance of the Offer in accordance with the ASTC Settlement Rules. **Issuer Sponsored Holding** If your SAQ Shares are in an Issuer Sponsored Holding: • complete the enclosed Acceptance Form in accordance with the instructions on the form; and • send it with any other documents required by the instructions on the Acceptance Form in the enclosed reply paid envelope to the address below. An Acceptance Form accompanies this bidder's statement. The enclosed Acceptance Form is the one you should use in relation to your SAQ Shares.

Send your Acceptance Form	Send your Acceptance Form and other documents required by the instructions on the Acceptance Form (if any) to: *Post:* Computershare Investor Services Pty Ltd GPO Box 52, Melbourne, Victoria 8060, Australia *Delivery*: Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
Closing Date	The Offer is scheduled to close at 5.00pm (Melbourne time) on 27 October 2007.
Conditions of the Offer	The Offer is subject to the conditions in clause 8 of Part 2 of this bidder's statement. The following is a summary of those conditions. You should read the conditions in full. 1. VRL and its associates have relevant interests in at least 50% of all SAQ Shares; 2. no Prescribed Occurrence occurs; 3. no material adverse change occurs in SAQ's business; 4. no additional rights being created; 5. no restraining action occurring; 6. all required approvals from Public Authorities; 7. SAQ business is conducted in the ordinary course during the Offer Period; 8. no prohibited conduct by SAQ in the conduct of its business; 9. equal access to information given to VRL; 10. no break fees or lock-up devices; 11. no change of control rights; 12. no fall in the S&P/ASX 200 Index below 5,664 for three consecutive trading days; 13. non-existence of certain rights; 14. no action or investigation; 15. no event of force majeure occurring; and 16. no untrue statements to ASX or ASIC by SAQ. VRL may choose to waive any or all of these conditions in accordance with the Offer and the Corporations Act.
When you will be paid	If you accept (and return any document required with your acceptance) and this Offer becomes or is declared unconditional, you will be paid on or before the earlier of: • the twenty-first day after the end of the Offer Period; and • one month after the later of your acceptance and the Offer becoming or being declared unconditional.
No brokerage	You will not pay brokerage if you accept the Offer.
Further Information	If you have any questions about how to accept the Offer, or the Offer generally, please call 1800 104 758 or +61 2 8268 3691.

Reasons why you should accept the Offer

1. **VRL believes that its Offer of $6.01 per SAQ Share represents full and fair value and is an attractive multiple of SAQ's earnings**

2. **VRL believes that SAQ's Share price is fully valued and may fall in the absence of VRL's Offer**

3. **SAQ's earnings and margins have declined and VRL believes the company's prospects are uncertain if VRL does not take control of SAQ**

4. **SAQ is highly leveraged and VRL believes further expansion may be constrained by current debt servicing commitments and borrowing covenants. SAQ recently breached two of its borrowing covenants, requiring a waiver from SAQ's lender**

5. **An investment in SAQ has historically underperformed and VRL believes that this is likely to continue if VRL does not take control of SAQ**

6. **You will receive an attractive cash consideration for your investment in a relatively illiquid stock**

1. VRL believes that its Offer of $6.01 per SAQ Share represents full and fair value and is an attractive multiple of SAQ's earnings

VRL believes that SAQ's Share price prior to the announcement of VRL's Offer already included a takeover premium

VRL's Offer Price of $6.01 represents a premium of approximately 10% to SAQ's volume weighted average Share price for the period of approximately seven months from 5 February 2007 (being the Business Day following the release of SAQ's results for the half year ended 31 December 2006, which included a downward revision of earnings guidance for FY2007) and 4 September 2007 (being the day before VRL announced its intention to make this Offer).

VRL Group currently owns 19.96% of SAQ's Shares through a wholly owned Subsidiary. This Shareholding was acquired through a series of on-market purchases in January 2006 representing 14.93% of SAQ's Shares and additional on-market purchases in June and July 2007 representing 5.03% of SAQ's Shares.

The SAQ shares acquired by VRL Group in January 2006 were purchased at $7.50 per share. VRL Group was prepared to pay this price on the basis of expectations for SAQ's future performance that were significantly higher than the results actually achieved by SAQ and reported to the market on 2 February 2007 and 28 August 2007. VRL's expectations in January 2006 were based on publicly available information, including SAQ management's forecast of 1.2 million visitors on an annual basis to Wildlife World.

VRL believes that the acquisition of Shares in SAQ by VRL Group has led to speculation that a takeover offer for SAQ may occur. VRL believes that this speculation, which has turned out to be accurate, has supported SAQ's Share price in the face of announced downward revisions of earnings guidance, poor attendance at SAQ's Wildlife World exhibit in Sydney's Darling Harbour, breaches by SAQ of its borrowing covenants and disappointing FY2007 financial results. As such, VRL believes SAQ's share price already incorporated a takeover premium prior to VRL announcing its intention to make this Offer on 5 September 2007.

In determining the value of SAQ, VRL has therefore placed less reliance on SAQ's quoted Share price, particularly as SAQ Shares are relatively illiquid.

VRL's Offer represents an attractive multiple of SAQ's earnings

VRL's Offer values SAQ at $197.9 million, including $67.1 million of SAQ's net debt[1]. This offer value implies:

- FY2007 EBITDA and P/E multiples of 16.1x and 108.0x, respectively; and
- an FY2008 P/E multiple of 21.8x based on the mid-point of SAQ management's NPAT guidance of $5.5 million - $6.5 million, provided to the market on 19 June 2007.

As illustrated below, these historical multiples reflect a significant premium to the average multiples of a range of ASX-listed tourism and theme park operators.

[1] SAQ reported net debt as at 30 June 2007 as stated in SAQ's Preliminary Final Report released 28 August 2007

FY2007 EBITDA Multiples[2]


EBITDA Multiple
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
16.1x
8.8x
12.2x
7.2x
VRL Cash Offer = 16.1x FY2007 EBITDA
Peer Average = 9.4x FY2007 EBITDA
VRL's offer represents a 71% premium to peers
Offer for SAQ
MFS Living and Leisure Group
Macquarie Leisure Trust Group
Amalgamated Holdings Limited

FY2007 P/E Multiples[3]


P/E Multiple
120.0x
100.0x
80.0x
60.0x
40.0x
20.0x
0.0x
108.0x
37.9x
14.1x
9.9x
VRL Cash Offer = 108.0x FY2007 NPAT
Peer Average = 20.6x FY2007 NPAT
VRL's offer represents a 424% premium to peers
Offer for SAQ
MFS Living and Leisure Group
Macquarie Leisure Trust Group
Amalgamated Holdings Limited

When comparing the earnings multiples implied by VRL's Offer to the trading multiples of SAQ's peers (MFS Living and Leisure Group, Macquarie Leisure Trust Group and Amalgamated Holdings Limited), a number of factors should be taken into consideration, including:

- consistency of earnings growth;
- history of returns to shareholders; and
- liquidity.

The following table demonstrates that SAQ has performed poorly on these measures relative to its peers, which in turn reinforces the attractiveness of VRL's Offer.

[2] Based on reported FY2007 EBITDA; share prices (except for SAQ) as at 7 September 2007
[3] Based on reported FY2007 NPAT; share prices (except for SAQ) as at 7 September 2007

Company	Past Five Year Performance		
	EBITDA Growth[a]	Total Shareholder Return[b]	Average Monthly Trading Value ($m)[c]
MFS Living and Leisure Group	N/A[d]	208%	1.3
Macquarie Leisure Trust Group	35.1%	463%	10.8
Amalgamated Holdings Limited	10.6%	174%	4.6
Peer Average	**22.9%**	**282%**	**5.6**
SAQ	0.7%	46%	3.2
Difference – SAQ vs Peers	**(22.2%)**	**(236%)**	**(2.4)**

(a) Compound annual growth rate from FY2002 to FY2007. Source: FactSet
(b) Total shareholder return (share price appreciation plus dividend payments) for the period 4 September 2002 to 4 September 2007. Source: IRESS
(c) Average monthly trading value for the period August 2002 to August 2007. Source: Bloomberg
(d) During FY2006, MFS Living and Leisure Group acquired two businesses that now constitute the core of its continuing activities (aquariums and ski fields). In consequence, MFS Living and Leisure Group's past earnings are not directly comparable to current earnings

SAQ's results for FY2007, announced on 28 August 2007, disclosed $2.7 million of costs which SAQ's management regarded as one-off ($2.3 million relating to the launch and start up of Wildlife World and $0.4 million which VRL understands relates to the departure of former CEO, James Fulford). SAQ has, however, provided little guidance with regard to the nature of the $2.3 million costs relating to Wildlife World and why these are considered one-off. Despite this, adjusting FY2007 EBITDA for the full amount of disclosed one-off costs yields an adjusted FY2007 EBITDA of $15.0 million and an adjusted FY2007 EBITDA multiple of 13.2x based on VRL's Offer Price, which represents a 40% premium to the average FY2007 trading EBITDA multiple of SAQ's peers. Assuming an effective SAQ tax rate of 22.9%, adding back the post-tax amount of disclosed one-off costs yields an adjusted FY2007 NPAT of $3.3 million and an FY2007 P/E multiple of 39.7x based on VRL's Offer Price, which represents a 93% premium to the average FY2007 P/E multiple of SAQ's peers.

As demonstrated below, the FY2007 EBITDA acquisition multiples implied by VRL's Offer of 16.1x and 13.2x based, respectively, on SAQ's reported and adjusted FY2007 EBITDA, represent significant premiums to the average EBITDA multiple of 9.5x paid in acquisitions of tourist attractions and theme park related assets.

Comparable Transactions[4]


Transaction Value /
Last Reported EBITDA
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
8.5x
8.2x
7.4x
6.8x
16.0x
6.7x
7.1x
6.2x
10.4x
12.6x
10.7x
12.2x
10.4x
Mean
9.5x

Year	1998	2001	2001	2004	2004	2004	2005	2005	2006	2006	2006	2006	2007
Acquiror	Charterhouse	Village / Warner Bros.	Village / Warner Bros	Hermes Private Equity	Cedar Fair	Palamon	Blackstone	Wellspring	MFS[c]	Village	Cedar Fair	Merlin	PARC 7F
Target	Tussaud's	Seaworld Property	Seaworld Property	Merlin	Six Flags (Worlds of Adventure)	Six Flags (European Division)	Merlin	Dave & Buster's	Oceanis	Warner Bros. Aus. Theme Parks	Paramount Parks	Gardaland	Six Flags
Visitors (m)	9 2	2.9	3.2	5.3	1.5	5 5	6.3	N/A	2 5	N/A	12.2	3.0	3 6
Transaction Value (A$m)	955	191[a]	199[b]	174	191	265	247	507	152	688[d]	1,672	624	382
LR EBITDA (A$m)	112	23	27	25	12	39	35	82	15	55	156	68	37

(a) *Actual transaction value of $33m as Village only acquired an additional 17% in Seaworld*

(b) *Actual transaction value of $29m as Village only acquired the remaining 14% in Seaworld which they did not already own*

(c) *Acquisition multiple based on FY2006 EBITDA forecast of $14.7m (before adjustment for $1.8m of pre-opening costs) disclosed in MFS' Prospectus and Product Disclosure Statement dated 5 June 2006. MFS closed its acquisition of Oceanis on 18 July 2006*

(d) *Transaction value represents a combination of the acquisition of Warner Bros.' 50% stake in Village's Australian theme parks and the remaining 50% interest in Seaworld Hotel, and has been grossed up to reflect 100% of enterprise value*

[4] Source: IRESS, Bloomberg, FactSet, Factiva, press releases, SDC, Dealogic and other public information; Comparable transaction sample selected based on availability of public information

2. **VRL believes that SAQ's Share price is fully valued and may fall in the absence of VRL's Offer**

On 2 February 2007, SAQ announced its half year results to 31 December 2006 and downgraded FY2007 NPAT guidance to $1.2 million - $1.8 million. On 5 February 2007, the first trading day following SAQ's earnings downgrade, at least one major institutional shareholder reduced its investment in SAQ. ASX trading on that day reveals the sale of 500,000 SAQ Shares at $4.50 per share and 670,658 SAQ Shares at $5.00 per share. VRL's offer represents premiums of 34% and 20% to SAQ Share prices of $4.50 and $5.00, respectively.

VRL considers these trades to be representative of the trading valuation that informed institutional investors placed on SAQ following the FY2007 earnings downgrade. VRL notes that SAQ's actual FY2007 NPAT announced on 28 August 2007 was $1.2 million, at the bottom end of guidance given by management on 2 February 2007.

Over the four year period to 2 February 2007 (the date on which SAQ announced its half year results to 31 December 2006 and issued its earnings downgrade), SAQ's shares traded on an average forward P/E multiple of 17.4x. VRL's Offer of $6.01 per share implies a forward (FY2008) P/E multiple of 21.8x, which equates to a 25% premium to SAQ's historical average forward P/E multiple over the same four year period.

Historical SAQ Forward P/E Multiples[5]


FY+1 P/E Multiples
19-Jan-06: VRL announces acquisition of 14.93% shareholding in SAQ
2-Feb-07: SAQ releases 1H07 Half Yearly Report
Substantial spike in P/E multiple for FY2007 due to significant reduction in FY2007 earnings forecasts after release of 1H07 half yearly report - 1H07 NPAT $0.7m (compared to $3.1m in 1H06), no interim dividend declared
VRL Cash Offer: 21.8x
Average pre 2 February 2007: 17.4x
80.0x
70.0x
60.0x
50.0x
40.0x
30.0x
20.0x
10.0x
0.0x
Feb 03
Jun 03
Oct 03
Feb 04
Jun 04
Oct 04
Feb 05
Jun 05
Oct 05
Feb 06
Jun 06
Oct 06
Feb 07
Jul 07

VRL believes that its shareholding in SAQ has supported SAQ's Share price and that in the absence of this Offer, or an alternate offer, SAQ's Share price may fall and trade at a level consistent with its historical average forward P/E multiple.

[5] Source: Reuters Global Fundamentals, FactSet; monthly FY+1 P/E multiples based on end-of-month share prices and end-of-month consensus broker estimates

3. **<u>SAQ's earnings and margins have declined and VRL believes the company's prospects are uncertain if VRL does not take control of SAQ</u>**

On 28 August 2007, SAQ reported its results for FY2007. These results showed a significant decline in earnings and margins compared to prior years. From FY2002 up to FY2007:

- NPAT has declined from $6.2 million to $1.2 million;
- operating margin (EBIT/revenue) has declined from 38% to 11%;
- earnings per share have declined from 28.8 cents per share to 5.6 cents per share;
- total annual dividends per Share have declined from 28 cents to 5 cents;
- net debt at 30 June has increased from $6.2 million to $67.1 million;
- EBITDA has risen marginally from $11.9 million to $12.3 million; and
- interest cover (EBIT – interest revenue/net interest) has declined from 21.0x to 1.4x.

SAQ invested approximately $53 million in Wildlife World, which opened in September 2006. For FY2007, SAQ reported attendance of 398,000, which equates to approximately 515,000 visitors on an annualised basis. This is less than half the expected attendance of 1.2 million visitors SAQ management forecast in May 2002 when plans to develop Wildlife World were first announced.

Given this performance, and with high gearing and increased competition from new tourist developments in Sydney, including the new Asian elephants display and the planned Great Southern Oceans exhibit at Taronga Zoo, VRL believes that there is a real risk SAQ will not meet its forecast earnings.

4. **<u>SAQ is highly leveraged and VRL believes further expansion may be constrained by current debt servicing commitments and borrowing covenants. SAQ recently breached two of its borrowing covenants, requiring a waiver from SAQ's lender</u>**

Over recent years, SAQ has made significant investments in attractions which have not produced adequate returns. Expenditure on Skywalk and Wildlife World in the order of $12 million and $53 million respectively, has resulted in a highly geared capital structure lacking financial flexibility. SAQ's net debt has increased from $6.2 million as at 30 June 2002 to $67.1 million as at 30 June 2007. Over this period, interest cover has reduced from 21.0x to 1.4x and net debt has increased from 0.5x EBITDA to 5.4x EBITDA.

<u>SAQ Interest Cover and Gearing[6]</u>


Interest cover
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
21.0x
14.0x
13.4x
9.6x
8.1x
1.4x
FY02 FY03 FY04 FY05 FY06 FY07
Net Debt / EBITDA
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
0.5x
0.8x
0.7x
1.9x
4.4x
5.4x
FY02 FY03 FY04 FY05 FY06 FY07

VRL believes that SAQ is now constrained by high debt servicing commitments.

SAQ's FY2007 Preliminary Financial Report provides that:

- current financing arrangements require SAQ to repay a total of $3.6 million in FY2008, $4.5 million in FY2009, and $5.5 million in FY2010, with facilities expiring in September 2010;
- as at 30 June 2007, SAQ had total financing lines of credit of $71.4 million which were drawn to $67.4 million, thus providing only $4.0 million of unused facilities; and
- as at 30 June 2007, SAQ had a working capital deficiency of $6.3 million.

SAQ cut dividends in FY2007 by reducing the total annual payment to 5 cents per Share, down from 18 cents per Share in FY2006 and 28 cents per Share in FY2005. SAQ has also announced a Dividend Reinvestment Plan, which is commonly used by companies seeking to preserve cash.

SAQ's half year report for the period ended 31 December 2006 stated that it had breached two of its borrowing covenants, requiring a waiver from SAQ's lender and a complete review of covenants and financial requirements. While SAQ reported that this review would be completed prior to 31 March 2007, VRL is not aware of subsequent communication from SAQ regarding the outcome of such review.

[6] Interest cover calculated as: (EBIT – Interest Revenue) / (Interest Paid – Interest Revenue); Gearing calculated as Net Debt / EBITDA; Source: SAQ annual reports and FY2007 Preliminary Financial Report

Total Annual SAQ Dividends per Share (DPS) Since 1 July 2002


DPS
30.0c
25.0c
20.0c
15.0c
10.0c
5.0c
0.0c
27.0
28.0
28.0
18.0
5.0
FY2003
FY2004
FY2005
FY2006
FY2007

5. **An investment in SAQ has historically underperformed. VRL believes that this is likely to continue if VRL does not take control of SAQ**

The total returns to SAQ Shareholders (incorporating both share price appreciation and dividends) have historically underperformed relative to the S&P/ASX 200 Accumulation Index and to SAQ's peers. The graph below demonstrates that over the five year period to 4 September 2007 (the day prior to VRL announcing its intention to make this Offer), SAQ's total return has underperformed the S&P/ASX 200 Accumulation Index by 42% and SAQ's peers have outperformed the index.

Relative Shareholder Returns


Over/under-performance relative to the return of the S&P/ASX 200 Accumulation Index(a)
300%
250%
200%
150%
100%
50%
0%
(50%)
MLE: +124%
MPY: +22%
AHD: +9%
SAQ: (42%)
Sep 02
Feb 03
Jul 03
Dec 03
May 04
Oct 04
Mar 05
Aug 05
Jan 06
Jun 06
Nov 06
Apr 07
Sep 07

SAQ: Sydney Attractions Group Limited
MPY: MFS Living and Leisure Group
MLE: Macquarie Leisure Trust Group
AHD: Amalgamated Holdings Limited

(a) The total return of the S&P/ASX 200 Accumulation Index for the five year period to 4 September 2007 was 151%

6. You will receive attractive cash consideration for your investment in a relatively illiquid stock

VRL's Offer represents an opportunity to realise an illiquid investment, in cash and at an attractive price. SAQ Shares have historically experienced limited liquidity with average monthly trading volume over the last five years of 0.6 million Shares, which is equivalent to approximately 3% of SAQ's total Shares on issue.

Since the beginning of 2005 there have been 83 trading days where no trading in SAQ's Shares has occurred. This translates, on average, to one out of every eight ASX trading days on which no trading in SAQ Shares has occurred.

If you accept the Offer and the Offer becomes unconditional, you will receive $6.01 in cash for each SAQ Share for which you accept the Offer. In accepting the Offer, you will not be subject to brokerage charges which may otherwise be incurred if your SAQ Shares were sold on the market.

Part 1 - Statutory information

1. Introduction to VRL

1.1 VRL

VRL is an Australian public company listed on the Australian Securities Exchange. VRL is a vertically integrated global entertainment company with operations in theme parks, cinema exhibition, film production, film distribution and radio broadcasting. Further information about VRL can be found on our website at www.villageroadshow.com.au.

VRL is making a takeover bid for all your shares in SAQ.

1.2 Bidder's statement

This document is a bidder's statement. It contains the formal terms of VRL's Offer and other information relevant to your decision whether to accept the Offer. Defined terms in this bidder's statement are capitalised. A glossary of the defined terms is set out in Part 3.

2. VRL's interest in SAQ Shares

2.1 SAQ's issued capital

According to documents lodged by SAQ with ASX, the total number of securities in each class of securities of SAQ is:

Class of security	Number on issue	Relevant interest of VRL in securities immediately before first offer sent
Ordinary shares	21,777,692 (SAQ)	4,346,377 (19.96%)
Unlisted employee options	383,000 (SAQAI) Exercise price: $6.25 Expiry date: 13 January 2010 356,000 (SAQAK) Exercise price: $6.75 Expiry date: 13 January 2010 346,000 (SAQAM) Exercise price: $7.25 Expiry date: 13 January 2010	nil
Total:	**1,085,000**	

2.2 Voting power

As at the date of this bidder's statement, VRL's voting power in SAQ is 19.96%.

As at the Offer Date, VRL's voting power in SAQ is 19.96%.

2.3 Total number of SAQ Shares

If all SAQ Options on issue on the date of this bidder's statement that are exercisable during the Offer Period were converted into SAQ Shares, the total number of SAQ Shares that would have been on issue on the date of this Offer is 22,862,692.

3. Dealings in SAQ Shares

3.1 Consideration in previous four months

During the four months before each of:

(a) the date of this bidder's statement; and

(b) the Offer Date,

VRL and its associates provided or agreed to provide consideration for the following SAQ Shares through on-market transactions:

Date	Number of SAQ Shares	Average consideration per SAQ Share*
13 June 2007	5,800	$5.72
18 June 2007	1,815	$5.83
19 June 2007	7,185	$5.71
20 June 2007	5,000	$5.80
21 June 2007	19,500	$5.83
26 June 2007	18,400	$5.90
27 June 2007	395	$5.85
28 June 2007	2,350	$5.90
02 July 2007	7,650	$5.90
04 July 2007	21,617	$5.99
05 July 2007	109,065	$6.01
06 July 2007	6,600	$6.00
09 July 2007	5,000	$6.00
11 July 2007	6,000	$5.85
12 July 2007	880,000	$6.00

*The maximum price at which any of the above SAQ Shares was acquired was $6.01 per Share.

3.2 No benefits given, offered or agreed

During the four months before each of:

(a) the date of this bidder's statement; and

(b) the Offer Date,

neither VRL nor an associate gave, offered to give or agreed to give a benefit to another person that was likely to induce the other person or an associate to:

(a) accept an offer under the Bid; or

(b) dispose of securities in the bid class,

that was not offered to all holders of securities in the bid class, other than as described in clause 3.1.

4. How cash consideration will be provided

4.1 Cash required if all Offers accepted

If all the Offers are accepted (assuming all SAQ Options convertible into SAQ Shares during the Offer Period are converted and all rights to have SAQ Shares issued are exercised during the Offer Period) but disregarding the effect of participation in the Dividend Reinvestment Plan in respect of the Declared Dividend VRL will be obliged to pay approximately $111.3 million.

The calculation above is also on the basis that VRL already has a relevant interest in 4,346,377 SAQ Shares which are held in the name of Village Roadshow Holdings Pty Ltd, a wholly owned Subsidiary of VRL. Village Roadshow Holdings Pty Ltd has confirmed it will not accept the Offer in relation to the SAQ Shares it holds, as this is not necessary given it is a wholly owned Subsidiary of VRL.

4.2 Source of funds

This amount will be available to VRL as follows:

(a) an undrawn facility from Australia and New Zealand Banking Group Limited; and

(b) the balance from cash reserves of a minimum of $30 million held by VRL.

The actual breakdown of sources of funding which will ultimately be used by VRL will be determined once the number of SAQ Shares in relation to which Acceptance Forms have been received is known.

4.3 Terms of facility agreement

In relation to the facility referred to in clause 4.2:

(a) VRL may draw down on the facility by issuing a draw down notice to the relevant lender; and

(b) there are no restrictions to draw down or approvals needed to draw down; and

(c) there are no unusual banking terms or conditions applying to the facility; and

(d) no event of default has occurred under the facility that is continuing and has not been waived; and

(e) the facility will not expire while VRL has an outstanding obligation to pay for SAQ Shares acquired by it under the Offers or through a compulsory acquisition of SAQ Shares under the Corporations Act or an outstanding obligation to pay fees, expenses and duties relating to the acquisition.

The combination of the undrawn facility and cash reserves exceeds the maximum amount potentially payable under this Offer as provided in clause 4.1 plus any SAQ Shares issued as a result of participation in the Dividend Reinvestment Plan in respect of the Declared Dividend.

5. VRL's intentions regarding SAQ's businesses, assets and employees

5.1 Introduction

This clause 5 sets out VRL's intentions in relation to:

(a) the continuation of the businesses of SAQ;

(b) any major changes to be made to the businesses of SAQ, including any redeployment of the fixed assets of SAQ; and

(c) the future employment of the present employees of SAQ,

on the basis of information concerning SAQ and the circumstances affecting the businesses of SAQ that are known to VRL at the date of this bidder's statement. VRL's intentions referred to in this clause 5 have been formed with reference only to publicly available information, and without the benefit of any detailed review of SAQ's businesses. Final decisions on these matters will only be reached after the business review referred to below is completed and in the light of all material facts and circumstances at the relevant time.

Accordingly, the statements set out in this clause 5 are statements of current intention only which may change as new information becomes available or circumstances change including, among other matters, the outcome of the business review referred to below and the outcome of the Offer.

5.2 Intentions upon gaining less than 90% of SAQ

As at the date of this bidder's statement, VRL is not in a position to determine, and has not determined, its intentions should the 50% minimum acceptance Condition remain unsatisfied. However, VRL reserves its right to declare the Offer free from the 50% minimum acceptance Condition, or any other Condition, at any time.

If VRL acquires a relevant interest in SAQ Shares pursuant to the Offer and the Offer is declared or becomes free of all other Conditions but VRL does not become entitled to compulsorily acquire the outstanding SAQ Shares, then SAQ will be partly owned by VRL and, depending on the relevant interests acquired, VRL may control SAQ and/or SAQ may be a partly owned Subsidiary or associated entity of VRL. In each event, VRL's current intentions are as set out below.

ASX listing

Subject to the Corporations Act and the Listing Rules, SAQ is likely to remain as a company with official quotation on ASX as long as it meets the requirements of the Listing Rules for maintaining a listing (including a sufficient spread of Shareholders).

Directors

VRL intends, subject to the Corporations Act and SAQ's constitution, to seek to reconstitute the board of directors of SAQ to reflect VRL's ownership of SAQ. Accordingly, VRL will seek to replace some members of the board of SAQ with VRL nominees, and, if VRL has control, to do so such that VRL will have at least a majority of nominees on the board. The identities of three proposed VRL nominees are as follows:

- Peter Foo – Chief Operating Officer of VRL. Peter has 29 years of experience in the management and finance of all facets of VRL Group. Peter joined VRL in 1978 and has served as its Finance Director from 1998 to 2007 and its Chief Operating Officer since 2007. Peter is also a director of Austereo Group Limited and of each of VRL's major Subsidiaries and associated companies.
- John Menzies – Chief Executive Officer of VRL Theme Parks Division. John has more than 30 years of experience in the theme park industry. He has been a key driver behind the development of Sea World into a leading marine mammal park, the creation of Warner Bros. Movie World and the transformation of Wet'n'Wild Water World into one of the

leading water parks in the world. John has outstanding creative and business skills in relation to theme parks, particularly in building new attractions, such as the very successful Australian Outback Spectacular operating on the Gold Coast, and reorienting existing attractions.

- Tim Carroll – Chief Marketing Officer of VRL. Tim has extensive experience in marketing and customer relationship management with 20 years in the industry. At VRL, Tim has conducted many successful marketing campaigns across VRL Group's portfolio, in particular in VRL Theme Parks division. Tim is also an alternate director of Austereo Group Ltd.

VRL, through its nominees on the board of directors of SAQ, intends, to the extent possible, to implement the intentions referred to in this clause 5, which are consistent with VRL gaining increased ownership or control of SAQ. VRL's ability to do this will be subject to VRL and SAQ complying with the requirements of the Listing Rules, SAQ's constitution, the Corporations Act and any other application legislation, the legal obligations of the then board of directors of SAQ to act in good faith in the best interest of SAQ and for proper purposes and the outcome of the review of SAQ's businesses referred to below.

Business review

At the end of the Offer Period, VRL intends to undertake a review of SAQ's businesses and operations to verify (or to identify any deviation from) VRL's current understanding of the facts, information and circumstances concerning SAQ's activities, assets and employees. Only after this review is completed will VRL be able to determine the appropriate course for SAQ's businesses, and whether other strategies are desirable, in addition to those referred to elsewhere in this clause.

VRL expects the review may identify duplicated functions and overlapping activities. Where this impacts on SAQ's employees, VRL may, if and where appropriate, offer those employees redeployment to positions within VRL Group. If suitable alternative positions are not available and SAQ employees are instead made redundant, they will receive redundancy payments and other benefits in accordance with their statutory and contractual entitlements.

The business review that VRL intends to conduct will include an evaluation of the performance, profitability and prospects of SAQ's businesses. This review will include a focus on the information technology functions, corporate, finance and accounting, human resources (including staff training), marketing and advertising policies and practices, legal and risk management functions and capital structure of SAQ's businesses as well as their growth prospects (including for attendances) and ongoing funding requirements.

Dividend policy

VRL, through its nominees on the board of directors of SAQ, intends to review the dividend policy of SAQ to ensure that it reflects an appropriate balance between ensuring that SAQ retains sufficient funds to meet its ongoing activities and capital requirements and the payment of dividends to SAQ Shareholders.

Further acquisitions of SAQ Shares

VRL may in the future acquire further SAQ Shares in accordance with the requirements of the Corporations Act and may exercise rights to compulsorily acquire SAQ Shares under the Corporations Act if it is entitled to do so.

VRL does not intend to make offers for SAQ Options, unless required to do so under section 663A of the Corporations Act. However, VRL intends to seek to compulsorily acquire any outstanding SAQ Options under Chapter 6A of the Corporations Act at the end of the Offer Period, if it becomes entitled to do so.

If at the end of the Offer Period VRL does not become entitled to compulsorily acquire all outstanding SAQ Shares, it may be or become entitled to exercise general compulsory rights under Part 6A.2 of the Corporations Act. VRL intends to exercise those rights if they become available.

5.3 Compulsory acquisition

If, at or before the end of the Offer Period, VRL becomes entitled to compulsorily acquire all outstanding SAQ Shares, VRL's current intentions are as set out below.

Acquisition of all SAQ Shares on issue

VRL intends to acquire all SAQ Shares, including any issued or granted after the end of the Offer Period but before VRL issues a compulsory acquisition notice. VRL will then issue a compulsory acquisition notice in accordance with the Corporations Act. Following that, VRL intends to acquire securities that will become SAQ Shares due to the conversion of or exercise of rights attached to the securities within six weeks after VRL gives the compulsory acquisition notice. VRL will also offer to acquire any SAQ Shares held by its associates.

Acquisition of all SAQ Options

VRL intends to seek to compulsorily acquire any outstanding SAQ Options under Chapter 6A of the Corporations Act after the end of the Offer Period, if it becomes entitled to do so.

ASX listing

VRL intends to procure the removal of SAQ Shares from the official list of ASX at the conclusion of the compulsory acquisition process.

Directors

VRL intends to replace the entire board of SAQ with its nominees, including those listed in clause 5.2 above.

Business review and other matters

At the end of the Offer Period, VRL intends to review SAQ's businesses and operations to determine the ongoing integration of the combined businesses of SAQ and VRL, and whether other strategies are desirable, in addition to those referred elsewhere in this clause 5. The review will include an evaluation of the performance, profitability and prospects of SAQ's businesses and will seek to develop a detailed plan for the integration of the businesses of SAQ with the businesses of VRL with the objective of enhancing revenue, reducing operating costs, achieving other operating efficiencies and otherwise maximising the operating performance of the combined group.

As part of this review, VRL intends to review employment functions across the combined group including, but not limited to, the corporate, finance and accounting, human resources, information technology, marketing and advertising, legal and risk management functions with a view to eliminating any duplication of functions and reducing costs and thereby maximising the benefits arising from the integration of the businesses of SAQ with the businesses of VRL.

As a consequence of this review, some SAQ employees are likely to be made redundant. VRL will, if and where appropriate, offer those employees redeployment to positions within VRL Group. If suitable alternative positions are not available and SAQ employees are instead made redundant, they will receive redundancy payments and other benefits in accordance with their contractual and other legal entitlements. Until VRL has completed the detailed review referred to above, VRL will not be in a position to determine the number of employees (including head office employees of SAQ) whose functions may be redundant or the timing of any redundancies.

The review would need to consider SAQ information which is not public and not available to VRL.

6. Australian tax considerations

6.1 Introduction

The following are some high level comments that may assist you or your advisor on the Australian income and capital gains tax consequences for the registered holders of SAQ Shares upon the disposal of their Shareholding to VRL.

The circumstances of each registered holder who holds their SAQ Shares may vary, therefore, each registered holder who holds their SAQ Shares should seek appropriate independent professional advice.

The following comments are based upon the law in effect at 5 September 2007, but it is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every registered holder who holds their SAQ Shares.

Any registered holder who holds their SAQ Shares who is not a resident of Australia should obtain appropriate independent professional advice.

The following comments are relevant to registered holders who hold their SAQ Shares on capital account. The comments do not apply to registered holders who hold their SAQ Shares on revenue account, as trading stock or as part of a profit-making undertaking or scheme. Furthermore, this clause 6 does not address the situation for registered holders who are banks, insurance companies, tax exempt organisations, trusts, superannuation funds, dealers in securities or registered holders who change their tax residence while holding SAQ Shares. Such registered holders should seek their own appropriate independent professional advice.

The tax consequences for SAQ employees who hold SAQ Shares (including Shares issued on the exercise of SAQ Options) under an employee Share plan are not discussed in this summary as the tax implications will be specific for each employee.

This summary is based upon current Australian taxation law as at 5 September 2007.

6.2 Capital gains tax (CGT) implications

For CGT purposes, a 'CGT event' will occur when you enter into a contract to dispose of your SAQ Shares to VRL. This should take place on the date the Offer is accepted by you.

A capital gain will arise if the capital proceeds (the amount of cash received as consideration for your SAQ Shares) exceed the CGT cost base of your SAQ Shares. A capital loss will arise where the capital proceeds are less than the reduced cost base of the Shares.

The cost base of your SAQ Shares should broadly equal the money you paid or were required to pay to acquire your SAQ Shares plus any incidental costs incurred in acquiring and disposing of the shares.

Where you acquired your SAQ Shares under a Dividend Reinvestment Plan, the cost base of your SAQ Shares will broadly equal the amount of the Declared Dividend that was applied towards the SAQ Shares.

Where you acquired your SAQ Shares as a result of exercising SAQ Options before the end of the Offer Period, the cost base of your SAQ Shares will broadly be equal to the amount you paid for the SAQ Options plus any amount paid to exercise them (i.e. for the issue of the SAQ Shares).

Indexation

Where your SAQ Shares were acquired before 11:45am on 21 September 1999 (including as a result of previous rollover elections), the cost base of your Shares may be increased for indexation based on the CPI movement from the date of acquisition to 30 September 1999.

If you are an individual, a trust or a complying superannuation fund and you have held your SAQ Shares for at least 12 months, you have the option of either applying the cost base indexation up to 30 September 1999 or the CGT discount (refer to paragraph (a) below) in calculating your capital gain from the disposal of your SAQ Shares. However, you cannot apply both.

Indexation is not available where the disposal results in a capital loss.

The relative benefit of choosing to calculate a capital gain applying either the indexation approach or CGT discount will depend upon the individual circumstances of each SAQ Shareholder.

Residency

The tax treatment of your capital gain or capital loss arising from the disposal of your SAQ Shares depends on whether or not you are an Australian resident for taxation purposes.

(a) Australian residents

You may be entitled to the CGT discount if:

(i) you are an Australian resident individual, trust or complying superannuation fund;

(ii) you have held your SAQ Shares for at least 12 months; and

(iii) you make a capital gain from the disposal of your SAQ Shares.

If you acquired your SAQ Shares as a result of exercising SAQ Options, your SAQ Shares will be taken to have been acquired for CGT purposes at the time of exercising the SAQ Options. Accordingly, to be entitled to the CGT discount you must have held your SAQ Shares for at least 12 months from the time you exercised your SAQ Options.

The CGT discount is available only if you do not choose to apply indexation (refer above) in calculating your capital gain on the disposal of your SAQ Shares.

The CGT discount will result in:

(i) 50% of your capital gain being assessable, if you are an individual or a trust; or

(ii) 66.67% of your capital gain being assessable, if you are a complying superannuation fund.

Please note that any capital losses you have will be applied against the gross capital gain **before** the CGT discount is applied.

If you make a capital loss from the disposal of your SAQ Shares, that capital loss may only be offset against your future assessable capital gains (before taking into account the CGT discount, if applicable).

No CGT discount is available for companies.

In relation to SAQ Shareholders that are trusts, where no beneficiaries are presently entitled to the net income of the trust, the trustee will be assessable on the net income of the trust, which will generally include the full amount of any capital gain in respect of the disposal of SAQ Shares.

Where beneficiaries are presently entitled and the net capital gain for the trust has been determined with the benefit of the 50% CGT discount (refer above), upon distribution by the trustee the net capital gain would be grossed up to 100% in the hands of beneficiaries. Beneficiaries that are individuals or complying superannuation funds should then be

entitled to the 50% CGT discount for individuals and 33.33% CGT discount for complying superannuation funds in respect of the disposal of the SAQ Shares by the trust. Beneficiaries that are companies are not entitled to the CGT discount.

(b) **Non-Australian residents**

Generally, if you are a non-Australian resident Shareholder and you hold your SAQ Shares on capital account you will not be subject to CGT on the disposal of your SAQ Shares unless, broadly:

(i) you (and your associates) owned or had an option or right to acquire at least 10% of SAQ either at the time you sold your SAQ Shares or for at least 12 months during the 24 months before you sold you SAQ Shares; and

(ii) 50% or more of the value of SAQ is represented in real property in Australia.

It should be noted that the Australian taxation consequences from the disposal of SAQ Shares by a non-resident may be affected by any double tax agreement between Australia and their country of residence.

6.3 Stamp duty and goods and services tax (GST)

No stamp duty or GST is payable by you on the sale of your SAQ Shares to VRL pursuant to the Offer.

7. Other material information

7.1 Information

The information in this clause 7 is material to making a decision whether to accept the Offer, known to VRL and does not relate to the value of the SAQ Shares.

Except for the information in this clause 7, there is no information material to the making of a decision by a person whether accept the Offer that is known to VRL and that has not previously been disclosed to the holders of SAQ Shares.

7.2 No agreements with SAQ directors

There is no agreement between VRL and a director or another officer of SAQ in connection with or conditional on the outcome of the Offers.

Robert Kirby, a current director of VRL, was a director of SAQ from 19 December 2006 to 16 April 2007.

7.3 Financial position of SAQ

So far as VRL knows, there has not been a material change in the financial position of SAQ other than as disclosed by SAQ in its Preliminary Final Report and Preliminary Financial Report for the period ended 30 June 2007. A copy of these reports was lodged with ASX by SAQ on 28 August 2007. Annexure A contains a copy of these reports.

7.4 Modifications to Corporations Act

ASIC has modified the Corporations Act, in relation to the Bid as follows:

ASIC has granted VRL a modification of the Corporations Act to enable the Bid to apply to SAQ Shares issued during the Offer Period under the Dividend Reinvestment Plan.

Annexure C contains a copy of ASIC's modification.

7.5 SAQ's ASX announcements

Annexure A contains a copy of SAQ's 2007 Preliminary Final Report and Preliminary Financial Report lodged by SAQ with ASX on 28 August 2007.

Annexure B contains copies of all SAQ's announcements to ASX from 28 August 2007 that VRL considers material.

7.6 Consents

This bidder's statement includes statements which are made in, or based on statements made in, the following documents lodged with ASIC or on the company announcements platform of ASX by SAQ and others:

- 'Preliminary Final Report' and 'Preliminary Financial Report' of SAQ lodged by SAQ with ASX on 28 August 2007 a copy of which is attached hereto as Annexure A;
- 'Analysts Presentation 30 June 2007' announced by SAQ to ASX on 28 August 2007; and
- 'Response to Village Roadshow Takeover' announcement lodged by SAQ with ASX on 5 September 2007.

Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this bidder's statement. If you would like to receive a copy of any of these documents, please call 1800 104 758 or +61 2 8268 3691 and you will be sent copies free of charge. Information may also be obtained from SAQ's webpage on the ASX website at www.asx.com.au.

The following persons have given, and have not before the date of this bidder's statement withdrawn, their consent to be named in this bidder' statement in the form and context in which they are named:

(a) Minter Ellison Lawyers – as legal adviser to the Offer; and

(b) Merrill Lynch International (Australia) Limited – as financial adviser to the Offer.

Each of Minter Ellison Lawyers and Merrill Lynch International (Australia) Limited:

(a) does not make, or purport to make, any statement in this bidder's statement; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this bidder's statement.

7.7 Date for determining holders of securities

For the purposes of section 633(2) of the Corporations Act, the date for determining the people to whom information is to be sent under items 6 and 12 of the table in section 633(1) for each Offer is the Record Date.

Part 2 - Terms of the Offer

1. Offer

1.1 The Offer

VRL offers to acquire on the terms and subject to the conditions of this Offer:

(a) all SAQ Shares of which you are the registered holder on the Record Date, and all Rights attaching to them;

(b) all SAQ Shares (if any) issued to you during the period from the Record Date to the end of the Offer Period because of the exercise of SAQ Options; and

(c) all SAQ Shares (if any) issued to you as a result of your participation as a shareholder in the Dividend Reinvestment Plan under which all or part of your entitlement to the Declared Dividend is applied for SAQ Shares.

1.2 Persons to whom Offers are made

An Offer in the same form and with the same date is being made to and will be sent to each holder of SAQ Shares registered in the SAQ Share register at 5.00pm (Melbourne time) on the Record Date.

1.3 Offer Date

This Offer is dated 26 September 2007, being the date on which the first of the Offers are sent to the persons referred to in clause 1.2.

1.4 Offer Period

The Offers will remain open for the one month period:

(a) starting on the Offer Date; and

(b) ending at 5.00pm (Melbourne time) on the day one month after the Offer Date,

unless this period is extended or the Offers are withdrawn in accordance with the Corporations Act.

1.5 Conditions

Each Offer is subject to the Conditions.

1.6 If you have sold any of your SAQ Shares

If you have sold some or all of your SAQ Shares when this Offer is made to you, or sell some or all of your SAQ Shares during the Offer Period, please refer to clause 5.1.

1.7 If you are a trustee or nominee

If you are a trustee or nominee of some or all of your SAQ Shares, please refer to clause 5.2.

2. Price

2.1 Price payable

The amount offered for each of your SAQ Shares is $6.01 cash, reducible as provided in clause 7.

2.2 Time of payment

(a) If the Acceptance Form does not require you to give another document for your acceptance, VRL will dispatch payment to you for your SAQ Shares on or before the earlier of:

(i) 21 days after the Offer Period; and

(ii) one month after the later of:

(A) the date this Offer is accepted by you; and

(B) if this Offer is subject to any defeating condition(s), the date the takeover contract resulting for your acceptance of this Offer becomes unconditional.

(b) If the Acceptance Form requires another document to be given for your acceptance (like a power of attorney):

(i) if the document is given with your acceptance, VRL will dispatch payment to you according clause 2.2(a);

(ii) if the document is given after your acceptance and before the end of the Offer Period and the Offer is subject to any defeating condition(s) at the time VRL is given the document, VRL will dispatch payment to you on or before the earlier of:

(A) one month after the takeover contract becomes unconditional; and

(B) 21 days after the end of the Offer Period; or

(iii) if the document is given after your acceptance and before the end of the Offer Period and the Offer is unconditional at the time the bidder is given the document, VRL will dispatch payment to you on or before the earlier of:

(A) one month after VRL is given the document; and

(B) 21 days after the end of the Offer Period;

(iv) if the document is given after your acceptance and after the end of the Offer Period and at the time the bidder is given the document the takeover contract is unconditional, VRL will dispatch payment to you on or before 21 days after VRL is given the document; or

(v) if the document is given after your acceptance and after the end of the Offer Period and at the time the bidder is given the document the takeover contract is subject to any defeating condition(s) relating only to the happening of a Prescribed Occurrence, VRL will dispatch payment to you on or before 21 days after the takeover contract becomes unconditional.

(c) Payment will be by cheque in Australian currency. The cheque will be sent to you at your address stated on the Acceptance Form or another address notified by you to VRL.

2.3 Contract avoided

VRL may avoid a contract between VRL and you if VRL has not been given a document required in the Acceptance Form within one month after the end of the Offer Period.

2.4 Certain overseas residents

If, at the time you accept this Offer, any authority or clearance of the Reserve Bank of Australia, the Australian Taxation Office or the Minister for Foreign Affairs is required for you to receive any consideration under this Offer, or you are resident in, or a resident of, a place to which, or you are a person to whom:

(a) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(b) the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth);

(c) the *Charter of the United Nations (Sanctions - Afghanistan) Regulations 2001* (Cth);

(d) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(e) any other law of Australia that would make it unlawful for VRL to provide consideration for your SAQ Shares,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by VRL.

3. Offer period

You may accept this Offer during the one month period:

(a) starting on the Offer Date; and

(b) ending at 5.00pm (Melbourne time) on the day one month after the Offer Date,

unless this period is extended or the Offer is withdrawn in accordance with the Corporations Act.

4. How to accept

4.1 Full or partial acceptance

Subject to clause 5.2, you may accept VRL's Offer during the Offer Period in respect of all or some of your SAQ Shares.

If you wish to accept the Offer in respect of all of your SAQ Shares, your Acceptance Form must be completed and returned to VRL in accordance with this clause 4 (and the instructions on the form).

If you wish to accept the Offer in respect of only some of your SAQ Shares, the number of SAQ Shares in respect of which you wish to accept the Offer must first be specified on your Acceptance Form and the Acceptance Form then completed and returned to VRL in accordance with this clause 4 (and the instructions on the form).

If you do not specify the number of SAQ Shares to which your acceptance relates, you agree that your acceptance of the Offer relates, subject to clause 5.2, to 100% of your SAQ Shares.

4.2 Acceptance Form

Clauses 4.3 and 4.5 refer, among other things, to the different acceptance procedures to accept this Offer depending on whether your SAQ Shares are in a CHESS Holding or in an Issuer Sponsored Holding. You will have received an Acceptance Form with this bidder's statement, which is the Acceptance Form to be used in relation to your SAQ Shares.

4.3 CHESS Holdings

If your SAQ Shares are in a CHESS Holding and you are not a Participant, you may:

(a) instruct your Controlling Participant to initiate acceptance of this Offer for your SAQ Shares in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(b) authorise VRL to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, by completing, signing and returning the enclosed Acceptance Form in accordance with the

instructions on it. The Acceptance Form must be received at the address stated on it before the end of the Offer period (5.00pm (Melbourne time) on 27 October 2007, unless the Offer Period is extended) to enable VRL to instruct your Controlling Participant to effect acceptance of the Offer for your SAQ Shares before the end of the Offer Period. A reply paid envelope is enclosed for your use.

4.4 Participant

If your SAQ Shares are in a CHESS Holding and you are a Participant, acceptance of this Offer may be initiated in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period (5.00pm (Melbourne time) on 27 October 2007, unless the Offer Period is extended).

4.5 Issuer Sponsored Holdings

If you hold SAQ Shares in an Issuer Sponsored Holding, to accept this Offer you must:

(a) complete and sign the Acceptance Form in accordance with the instructions on it; and

(b) send it, and all other documents required by the instructions on the Acceptance Form, so that they are received before the end of the Offer Period (5.00pm (Melbourne time) on 27 October 2007, unless the Offer Period is extended) at the address stated on the Acceptance Form.

A reply paid return addressed envelope is enclosed for your use.

4.6 VRL's discretion regarding incomplete or invalid acceptance

VRL may in its absolute discretion determine that any Acceptance Form it receives is a valid acceptance, even if one or more of the requirements set out in the Acceptance Form has not been complied with, but VRL may, in its absolute discretion, decide not to dispatch payment to you until:

(a) the irregularity has been resolved; and

(b) the Share certificate (if any), or an acceptable indemnity, and another document required to enable VRL to be registered as the holder of your SAQ Shares, have been given to VRL.

5. Application of this Offer

5.1 If another person is entitled to your SAQ Shares

If, when this Offer is made to you, or at any time during the Offer Period, another person is entitled to be registered as the holder of some or all of your SAQ Shares (**Transferred Shares**) then VRL will be taken to have:

(a) made to the other person a corresponding offer for the Transferred Shares;

(b) made you a corresponding offer for your SAQ Shares except the Transferred Shares; and

(c) withdrawn this Offer.

5.2 If you are a trustee or nominee

If at any time during the Offer Period you are a trustee for or nominee of two or more persons or your SAQ Shares for some other reason consist of two or more distinct portions within the meaning of section 653B of the Corporations Act, then:

(a) a separate Offer will be taken to have been made to you in relation to each of the distinct portions of your SAQ Shares; and

(b) an acceptance by you of the Offer for a distinct portion of your SAQ Shares will be ineffective unless:

(i) you have given VRL a notice, delivered in accordance with clause 5.3, stating that your SAQ Shares consist of distinct portions; and

(ii) your acceptance specifies the number of SAQ Shares in the distinct portions to which the acceptance relates.

5.3 Notice of distinct portions

A notice in accordance with clause 5.2(b) must:

(a) if it relates to SAQ Shares held in certificated form or in an Issuer Sponsored Holding, be in writing; or

(b) if it relates to SAQ Shares in a CHESS Holding, be in an electronic form approved by the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

6. Effect of acceptance

By initiating acceptance of this Offer through CHESS in accordance with clauses 4.3 and 4.4, or signing and returning an Acceptance Form in accordance with clause 4.5, you will have:

(a) accepted this Offer (and each variation of the Offer (if any) permitted under Part 6.6 of the Corporations Act) for the lesser of all of your SAQ Shares and that number of your SAQ Shares as you specify on your Acceptance Form;

(b) subject to this Offer being declared free from the Conditions (or the Conditions being fulfilled), agreed to transfer those of your SAQ Shares in respect of which you accept the Offer (**Your Accepted SAQ Shares**) to VRL;

(c) represented and warranted to VRL that:

(i) Your Accepted SAQ Shares are at the time of acceptance, and will be on registration of the transfer of Your Accepted SAQ Shares to VRL, fully paid up, and VRL will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens and other encumbrances and restrictions on transfer of any kind; and

(ii) you have full power and capacity to sell and transfer those securities;

(d) irrevocably and unconditionally authorised VRL (by its servants or agents) to complete or alter the Acceptance Form on your behalf (and irrevocably and unconditionally appointed VRL, its directors, secretaries, officers, servants and agents as your attorney for that purpose) by:

(i) inserting correct details of Your Accepted SAQ Shares;

(ii) filling in any blanks remaining on the Acceptance Form;

(iii) rectifying any error in or omission from the Acceptance Form; and

(iv) completing and signing on your behalf (or as your attorney) any other instrument or transfer,

as may be necessary to make the Acceptance Form an effective acceptance of this Offer or to enable the registration of the transfer of Your Accepted SAQ Shares to VRL;

(e) if any of Your Accepted SAQ Shares are held in a CHESS Holding and you have signed an Acceptance Form for them, irrevocably authorised VRL (by its servants or agents) to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer for those SAQ Shares in accordance with the ASTC Settlement Rules; and

(ii) give any other instructions in relation to those SAQ Shares to your Controlling Participant on your behalf under the Sponsorship Agreement between you and the Controlling Participant;

(f) irrevocably appointed VRL and its directors, secretaries and officers jointly and each of them severally as your attorney, with effect from the date this Offer or any contract resulting from the acceptance of this Offer is declared free from all its Conditions or those Conditions are fulfilled, with power to exercise the powers and rights which you could lawfully exercise as the registered holder of Your Accepted SAQ Shares including:

(i) requesting SAQ to register Your Accepted SAQ Shares in the name of VRL;

(ii) applying for a replacement certificate in respect of any Share certificate that has been lost of destroyed;

(iii) attending and voting at a meeting of SAQ;

(iv) demanding a poll for a vote taken at or proposing or seconding a resolution to be considered at a meeting of SAQ;

(v) requesting a meeting of SAQ;

(vi) signing any form, notice or instrument relating to Your Accepted SAQ Shares; and

(vii) doing all things incidental and ancillary to any of clauses 6(f)(i) to (vi);

and you acknowledge and agree that the attorney may exercise those powers in the interests of VRL as the intended registered holder of Your Accepted SAQ Shares;

(g) agreed not to attend or vote in person at any meeting of SAQ, or to exercise or purport to exercise any of the powers conferred on VRL and its directors, secretaries and officers in clause 6(f);

(h) irrevocably authorised and directed SAQ to pay or account to VRL for all Rights, subject to VRL accounting to you for any Rights received by it if this Offer is withdrawn or the contract resulting from your acceptance of this Offer is rescinded under clause 8.3 or is rendered void under clause 8.6;

(i) except where Rights have been paid or accounted for under clause 6(h), irrevocably authorised VRL to deduct from the consideration payable for Your Accepted SAQ Shares, the amount or value of all Rights under clauses 7.1 and 7.2; and

(j) irrevocably authorised VRL to transmit a message to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to enter Your Accepted SAQ Shares which are in a CHESS Holding to the Takeover Transferee Holding (even if VRL has not yet paid the consideration due to you);

(k) agreed to execute all documents, transfers and assurances as may be necessary or desirable to convey Your Accepted SAQ Shares and Rights to VRL; and

(l) agreed to fully indemnify VRL in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or your Securityholder Reference Number or in consequence of the transfer of Your Accepted SAQ Shares to VRL being registered to SAQ without production of your Holder Identification Number or your Securityholder Reference Number.

7. Dividends and other entitlements

7.1 Cash Rights

If any cash Rights are declared, paid, made, arise or accrue to you as the holder of your SAQ Shares, VRL may reduce the Offer Price by the amount of the Rights, unless the benefit of the Rights is passed to VRL under clause 6(h).

7.2 Non-cash Rights

If any non-cash Rights are issued, made, arise or accrue to you as the holder of your SAQ Shares, VRL may reduce the Offer Price by the value (as reasonably determined by VRL) of the non-cash Rights, unless the benefit of the Rights is passed on to VRL under clause 6(h).

8. Conditions of the Offer

8.1 Conditions subsequent

Subject to clause 8.2, this Offer and a contract resulting from your acceptance of this Offer is subject to the following conditions.

(a) **Minimum acceptance**

Before the end of the Offer Period, VRL and its associates have relevant interests in at least 50% (by number) of all issued SAQ Shares.

(b) **Prescribed Occurrences**

That between the Announcement Date and the end of the Offer Period, none of the following occurrences happens:

(i) SAQ converts all or any of its Shares into a larger or smaller number of Shares in accordance with section 245H of the Corporations Act;

(ii) SAQ or a Subsidiary of SAQ resolves to reduce its Share capital in any way;

(iii) SAQ or a Subsidiary of SAQ enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C or 257D of the Corporations Act;

(iv) SAQ or a Subsidiary of SAQ issues Shares, or grants an option over its Shares, or agrees to issue shares or grant an option over its Shares, with the exception of any issue of Shares as a result of:

(A) the exercise of SAQ Options on issue as at the Announcement Date; or

(B) participation by holders of SAQ Shares in SAQ's Dividend Reinvestment Plan as it exists on the Announcement Date in respect of the Declared Dividend;

(v) SAQ or a Subsidiary of SAQ issues, or agrees to issue, convertible notes;

(vi) SAQ or a Subsidiary of SAQ disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) SAQ or a Subsidiary of SAQ charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) SAQ or a Subsidiary of SAQ resolves to be wound up;

(ix) a liquidator or provisional liquidator of SAQ or a Subsidiary of SAQ is appointed;

(x) a court makes an order for the winding up of SAQ or of a Subsidiary of SAQ;

(xi) an administrator of SAQ, or of a Subsidiary of SAQ, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) SAQ or a Subsidiary of SAQ executes a deed of company arrangement;

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of SAQ or of a Subsidiary of SAQ.

(c) Material adverse change

That between the Announcement Date and the end of the Offer Period, no fact, matter, event, circumstance, change or condition occurs, is announced, discovered or becomes known to VRL which has or could reasonably be expected to have a materially adverse effect on the business, assets, liabilities, financial position, performance, material contracts (taken as a whole), profitability or prospects of SAQ, or any of its Subsidiaries, since 30 June 2007 (except for such facts, matters, events, circumstances, changes or conditions disclosed to ASX by SAQ prior to the Announcement Date).

For these purposes a 'material adverse effect' includes without limitation a material downgrade (when compared with SAQ's NPAT for the year ended 30 June 2007) in SAQ's NPAT for, or forecast or projected NPAT for, any period ending after 30 June 2007.

(d) No additional rights created

That no person has or would have because of:

(i) VRL acquiring or offering to acquire SAQ Shares; or

(ii) VRL selling SAQ Shares or an asset of SAQ or a Subsidiary of SAQ after acquiring SAQ Shares,

an actual or contingent right to:

(iii) acquire an asset of SAQ or a Subsidiary of SAQ under an agreement; or

(iv) procure SAQ or a Subsidiary of SAQ to dispose of, or to offer to dispose of, an asset under an agreement, where the aggregate unencumbered value of the asset exceeds $2 million; or

(v) receive a benefit derived from an asset of SAQ or a Subsidiary of SAQ.

(e) No restraining action

During the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no action or investigation is announced, commenced, or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than an application by VRL or any company within VRL Group),

in consequence of, or in connection with, the Bid (other than a determination by ASIC or the Takeovers Panel in exercise of powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Bid or completion of any transaction contemplated by this bidder's statement or rights of VRL in respect of SAQ and SAQ Shares to be acquired under the Bid or otherwise, or seeks to require divestiture by VRL of any of SAQ or any Subsidiary of SAQ.

(f) Approvals by Public Authorities

During the Offer Period, VRL receives all Approvals which are required by law or by any Public Authority:

(i) to permit the Offers to be made to and accepted by SAQ Shareholders; or

(ii) as a result of the Offers or the successful acquisition of the SAQ Shares and which are necessary for the continued operation of the business of SAQ and Subsidiaries of SAQ.

(g) Ordinary course of business

Except for any proposed transaction publicly announced by SAQ on or before the Announcement Date or any transactions undertaken with the prior written approval of VRL, none of the following events occur during the Offer Period without the written consent of VRL:

(i) SAQ or any member of the SAQ Group sells, transfers, surrenders, disposes of or parts with possession of, creates an interest in, gives a license over, places under option or gives a right of first refusal with respect to any of its property or assets or an interest in any of its property or assets, or agrees to do any of those things except in the ordinary course of business;

(ii) SAQ or any member of the SAQ Group acquires or gives a right or option to sell an interest in any property, assets or rights, or agrees to do any of those things, except in the ordinary course of ordinary business;

(iii) SAQ or any member of the SAQ Group enters into any onerous or long term contract or commitment or incur a contingent liability except in the ordinary course of ordinary business or agrees to do any of those things; or

(iv) a change in the conduct of the business of SAQ or any member of the SAQ Group in a way that has or will have a materially adverse effect on its business, financial affairs or prospects.

(h) Conduct of SAQ's businesses

Except for any transaction undertaken with the prior written approval of VRL, during the period commencing on the Offer Date and ending at the end of the Offer Period, none of SAQ or a Subsidiary of SAQ, without the written consent of VRL:

(i) declares, distributes or pays any dividend, bonus or other share of its profits or assets with the exception of the Declared Dividend;

(ii) issues or grants options over, or agrees to issue or grant options over, or otherwise makes any commitments regarding any shares or other securities, or alters its capital structure or the rights attached to any of its shares or other securities, or issues or agrees to issue any convertible notes;

(iii) makes any changes in its constitution (or other constituent documents) or passes any special resolution;

(iv) executes or gives or agrees to execute or give a mortgage, charge, lien or another encumbrance over an asset except in the ordinary course of business;

(v) borrows or agrees to borrow any money (except for temporary borrowing from its bankers in the ordinary course of ordinary business or drawdowns under existing facilities);

(vi) releases, discharges or modifies any substantial obligation owed to it by any person, firm or corporation or agrees to do so;

(vii) has appointed to its board of directors any additional director whether to fill a casual vacancy or otherwise;

(viii) enters or agrees to enter into any contract of service or varies or agrees to vary any existing contract of service with any director or senior manager, or pays or agrees to pay any termination benefit (as defined by the Listing Rules) or allowance to any director, or senior manager, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, senior manager (except as required by law, existing contractual arrangements or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date) where the aggregate of all such payments exceeds $1 million;

(ix) incurs, commits to or brings forward time for incurring or committing, or granting to another person a right exercise of which would involve incurring or committing to any capital expenditure or liability, or foregoing any revenue, for one or more related items or amounts of in aggregate greater than $3 million;

(x) enters into any agreement or arrangement for the underwriting of participation by holders of SAQ Shares in any dividend reinvestment plan of or adopted by SAQ;

(xi) has threatened or commenced against it any material claims or proceedings in any court or tribunal (including an application for winding up or an application for appointment of a receiver or receiver and manager); or

(xii) executes a deed of company arrangement or passes any resolution for liquidation, or has appointed to it or becomes susceptible to the appointment of an administrator, a receiver, a receiver and manager or a liquidator, or becomes subject to investigation under the *Australian Securities and Investments Commission Act 2001* (Cth) or any corresponding legislation.

(i) Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, SAQ promptly (and in any event within 2 Business Days) provides to VRL a copy of all information which is not generally available (within the meaning of the Corporations Act) relating to SAQ or any Subsidiary of SAQ or any of their respective businesses or operations that has been provided by SAQ or any Subsidiary of SAQ or any of their respective officers, employees, advisers or agents to any person other than VRL or any associate of VRL for the purpose or for purposes including the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(i) any person (together with its associates) may acquire voting power of 10% or more in SAQ or any Subsidiary of SAQ (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(ii) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of SAQ or of any Subsidiary of SAQ; or

(iii) any person may otherwise acquire control of or merge or amalgamate with SAQ or any Subsidiary of SAQ.

(j) No break fees or lock-up devices

(i) That, subject to clause 8.1(j)(ii) below, during the period from the Announcement Date to the end of the Offer Period, none of SAQ and any body corporate which is or becomes a Subsidiary of SAQ, agrees (whether conditionally or contingently) to

pay or provide any benefit to any person, or to forego or otherwise reduce any payment or benefit to which it would otherwise be entitled, in connection with any person other than VRL or any associate of VRL making or agreeing to participate in, or enter into negotiations concerning:

(A) a takeover bid for SAQ; or

(B) any other proposal to acquire any interest (whether equitable, legal, beneficial or economic) in Shares in, or assets of, either or both of SAQ or its Subsidiaries, or to operate either or both of SAQ or its Subsidiaries as a single economic entity with another body corporate.

(ii) Clause 8.1(j)(i) above does not apply to a payment:

(A) for providing professional advisory services to SAQ;

(B) which is approved in writing by VRL;

(C) lawfully made to any directors, officers or employees of SAQ or any of its Subsidiaries; or

(D) which is approved by a resolution passed at a general meeting of SAQ.

(k) No change of control rights

No person who is the lessor of any property occupied by SAQ or any of its Subsidiaries, having any rights, being entitled to have any rights, claiming an entitlement, or expressing an intention (whether or not that intention is stated to be a final or determined decision of that person) (in all cases whether subject to conditions or not), as a result of any change of control event in respect of SAQ (including VRL acquiring SAQ Shares) or a Subsidiary of SAQ, or assets of SAQ or a Subsidiary of SAQ, to:

(i) terminate or alter any contractual relations or lease between any person and SAQ or a Subsidiary of SAQ (for this purpose an alteration includes without limitation the operation of a contract or lease, whether or not that altered operation is provided for under the existing terms of the contract or lease);

(ii) require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii) accelerate or adversely modify the performance of any obligations of SAQ or a Subsidiary of SAQ under any agreement, contract, lease or other legal arrangement.

(l) S&P/ASX 200 Index

The S&P/ASX 200 Index does not fall below 5,664 for 3 consecutive trading days, which is approximately 10% lower than its level at the close of the last trading day prior to the Announcement Date.

(m) Non-existence of certain rights

No person has or will have any right (whether subject to conditions or not), as a result of VRL acquiring the SAQ Shares, to acquire, or require the disposal of, or require SAQ or a Subsidiary of SAQ to offer to dispose of, any material asset (being an asset with a value of $2 million or more) of SAQ or a Subsidiary of SAQ.

(n) No action or investigation

Between the Announcement Date and the end of the Offer Period, no action or investigation is instituted or threatened by a statutory or regulatory body because of or in

connection with the Bid that might impose a material limitation on the ability of VRL, SAQ or any of their related bodies corporate to conduct its business or own all its assets.

(o) **Force majeure**

That between the Announcement Date and the end of the Offer Period, the operations of neither SAQ nor a body corporate that is or becomes a Subsidiary of SAQ will have been adversely affected in a material way because of fire or other casualty or by act of God or labour disturbance or act of public enemies or other cause beyond the control of SAQ or the body corporate.

(p) **No untrue statements to ASX or ASIC**

VRL does not become aware that any document filed by or on behalf of SAQ with ASX or ASIC contains a statement which is incorrect or misleading in a material particular or from which there is a material omission.

8.2 Declaration of Offer being free from Conditions

(a) VRL may, subject to the Corporations Act, declare this Offer and all other Offers and all contracts resulting from the acceptance of Offers free from the Conditions (or any one or more or any part of them).

(b) Subject to compliance with sections 630 and 650F of the Corporations Act, a declaration made under this clause 8.2 must be made by VRL by notice in writing to SAQ:

(i) in the case of Conditions relating to the happening of a Prescribed Occurrence, not later than 3 Business Days (as defined in the Corporations Act) after the end of the Offer Period; and

(ii) in any other case, not less than 7 days before the end of the Offer Period.

8.3 Breach of Conditions

Each of the Conditions is a condition subsequent and does not prevent a contract to sell your SAQ Shares resulting from an acceptance of this Offer. However, if a Condition is breached or not fulfilled, VRL may by notice in writing to you to rescind that contract as if that contract had not been formed.

8.4 Benefit of Conditions

Subject to the Corporations Act:

(a) VRL alone has the benefit of the Conditions; and

(b) a breach or non-fulfillment of any of the Conditions may be relied on only by VRL; and

(c) VRL may, at its sole discretion, waive the breach or non-fulfillment of all or any of the Conditions.

8.5 Status notice

The date for giving the notice referred to in section 630(1) of the Corporations Act relating to the status of the Conditions is 19 October 2007. This date may be extended in accordance with section 630(2) of the Corporations Act if the Offer Period is extended.

8.6 Void contracts

If at the end of the Offer Period in respect of each Condition:

(a) VRL has not declared this Offer and all contracts resulting from the acceptance of Offers free from the Condition; and

(b) the Condition has not been fulfilled,

all contracts resulting from the acceptance of Offers and all Offers that have been accepted from whose acceptance binding contracts have not yet resulted will be void. In that event VRL will, if you have accepted this Offer, return at your risk your Acceptance Form together with all documents forwarded by you with the Acceptance Form to your address shown in the Acceptance Form.

9. Withdrawal

VRL may withdraw this Offer at any time with the written consent of ASIC. That consent may be given subject to any conditions specified in the consent.

10. Variation

10.1 VRL's entitlement

VRL may at any time before the end of the Offer Period vary this Offer in accordance with the Corporations Act:

(a) by extending the Offer Period;

(b) by increasing the consideration payable under the Offer; and

(c) with the written consent of ASIC, and subject to any conditions specified by ASIC in that consent, in the manner that ASIC permits.

10.2 Extension of Offer Period

If VRL extends the Offer Period, you will receive notice of the extension, unless, at the date of the extension, you have already accepted this Offer and the Offer has become free from the Conditions or the Conditions have been fulfilled.

11. Costs

All costs and expenses of the preparation of this bidder's statement and any stamp duty payable on the transfer of SAQ Shares for which Offers are accepted, will be paid by VRL.

12. Notices

12.1 Service on SAQ

VRL may give a notice to SAQ under the Bid by leaving it at, or sending it by prepaid ordinary post to, the registered office of SAQ.

12.2 Service on VRL

You or SAQ may give a notice to VRL under the Bid by leaving it at or sending it by prepaid ordinary post to VRL at the address set out in the Acceptance Form.

12.3 Service on you

VRL may give a notice to you under the Bid by leaving it at or sending it by prepaid ordinary post or by airmail (if your address is outside Australia), to your address given to VRL by SAQ under section 641 of the Corporations Act.

Part 3 - Glossary and interpretation

1. Glossary

In this bidder's statement:

Acceptance Form means the form of acceptance and transfer enclosed with this bidder's statement and which forms part of this Offer.

Announcement Date means 5 September 2007 being the date of VRL's announcement of its intention to make the Bid.

ASIC means the Australian Securities and Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the settlement rules issued by ASTC.

ASX means ASX Limited trading as the Australian Securities Exchange.

Bid means the off-market bid constituted by the Offers.

Business Day means a day that is not a Saturday, Sunday or public holiday or bank holiday in Melbourne, Australia.

CHESS means the Clearing House Electronic Subregister System established and operated by ASTC.

CHESS Holding means a holding of SAQ Shares on the CHESS Subregister of SAQ (usually a CHESS holding will be through a Controlling Participant).

Conditions means the conditions of the Offer set out in clause 8.1 of Part 2.

Controlling Participant means, in relation to SAQ Shares in a CHESS Holding, the Participant with whom the holder has a sponsorship agreement as defined in the ASTC Settlement Rules (usually, your broker).

Corporations Act means the *Corporations Act 2001* (Cth).

Declared Dividend means the fully franked dividend of $0.05 in respect of each SAQ Share announced by SAQ on 28 August 2007 the record date for determining entitlements to which is 19 October 2007 and the payment date of which is 26 October 2007.

Dividend Reinvestment Plan means the Dividend Reinvestment Plan to be extended to SAQ Shareholders announced by SAQ on 28 August 2007 and which is to apply to the Declared Dividend entitlements of SAQ Shareholders who have submitted an election participation notice to SAQ by 18 October 2007.

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

FY2002 means the period of 12 months ended on 30 June 2002.

FY2003 means the period of 12 months ended on 30 June 2003.

FY2004 means the period of 12 months ended on 30 June 2004.

FY2005 means the period of 12 months ended on 30 June 2005.

FY2006 means the period of 12 months ended on 30 June 2006.

FY2007 means the period of 12 months ended on 30 June 2007.

FY2008 means the period of 12 months ending on 30 June 2008.

Issuer Sponsored Holding has the meaning given to that term in the ASTC Settlement Rules.

Listing Rules means the official listing rules of ASX.

NPAT means net profit or loss after tax for the period attributable to members.

Offer means the offer contained in clause 1.1 of Part 2.

Offer Date means the date referred to in clause 1.3 of Part 2.

Offer Period means the period referred to in clause 1.4 of Part 2.

Offer Price means the price referred to in clause 2.1 of Part 2.

Offers means the offers referred to in clause 1.2 of Part 2.

Participant has the meaning given to that term in the ASTC Settlement Rules.

P/E means price/earnings.

Prescribed Occurrence means an occurrence listed in clause 8.1(b) of Part 2.

Public Authority means any government or any governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It also includes any self-regulatory organisation established under statute and any financial market.

Record Date means 12 September 2007.

Rights means all accretions and rights that accrue to or arise from SAQ Shares after the date this bidder's statement is lodged with ASIC, including without limitation all rights to receive dividends (including without limitation the Declared Dividend), to receive or subscribe for shares, notes, options or other securities and all other distributions or entitlements declared, paid, made or issued by SAQ after that date.

SAQ means Sydney Attractions Group Limited ACN 008 632 764.

SAQ Group means SAQ and each of its Subsidiaries.

SAQ Option means an option to acquire by way of issue an SAQ Share granted by SAQ and existing at the Record Date.

SAQ Share or **Share** means a fully paid ordinary share in the capital of SAQ.

SAQ Shareholder or **Shareholder** means a holder of one or more SAQ Shares.

Sponsorship Agreement has the meaning given to it in the ASTC Settlement Rules.

Subsidiary has the meaning given to it in the Corporations Act.

Takeover Transferee Holding has the meaning given to that term in the ASTC Settlement Rules.

VRL means Village Roadshow Limited ACN 010 672 054.

VRL Group means VRL and each of its Subsidiaries.

Your Accepted SAQ Shares has the meaning given in clause 6(b) of Part 2.

2. Interpretation

In this bidder's statement, except where the context otherwise requires:

(a) the singular includes the plural and vice versa and a gender includes other genders;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference a to person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(d) a reference in Part 1 of this bidder's statement to a clause, paragraph or part is a to a clause, paragraph or part in Part 1 of this bidder's statement;

(e) a reference in Part 2 of this bidder's statement to a clause, paragraph or part is to a clause, paragraph or part of Part 2 of this bidder's statement;

(f) a reference in Part 1 of this bidder's statement to an annexure is to an annexure of this bidder's statement, and a reference to this bidder's statement includes its annexures;

(g) a reference to A$, $A, dollars, $ or cents is to Australian currency;

(h) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(i) a word or phrase defined in the Corporations Act, the Listing Rules or the ASTC Settlement Rules has the meaning given to it in that Act or those rules.

3. Headings

Headings are for ease of reference only and do not affect interpretation.

Corporate Directory

Directors

John R. Kirby
Chairman, Executive Director

Robert G. Kirby
Deputy Chairman, Executive Director

Graham W. Burke
Managing Director, Executive Director

Peter M. Harvie
Executive Director

William J. Conn
Independent Non-Executive Director

D. Barry Reardon
Independent Non-Executive Director

Peter D. Jonson
Independent Non-Executive Director

David J. Evans
Independent Non-Executive Director

Robert Le Tet
Independent Non-Executive Director

Company Secretaries

Philip S Leggo
Shaun L Driscoll

Registered office

Pacific Motorway
Oxenford Queensland 4210

Share Registry

Computershare Investor Services Pty Ltd
ACN 078 279 277
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

Auditors

Ernst & Young
8 Exhibition Street
Melbourne Victoria 3000

Legal advisers

Minter Ellison
Level 23
525 Collins Street
Melbourne Victoria 3000

Financial advisers

Merrill Lynch International (Australia) Limited
Level 19
120 Collins Street
Melbourne Victoria 3000

Signing page

DATED 11 September 2007

Signed on behalf of Village Roadshow Limited according to a resolution of the directors of Village Roadshow Limited dated 10 September 2007.



Graham Burke
Managing Director
Village Roadshow Limited

Annexure A

(clause 7.3 of Part 1)

SAQ's 'preliminary final report' and 'preliminary financial report' for period ended 30 June 2007

Annexure to Bidder's statement

Appendix 4E Sydney Attractions Group Limited - 30 June 2007

Preliminary Final Report of Sydney Attractions Group Limited

ACN 008 632 764

for the period ended 30 June 2007

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A.

This report should be read in conjunction with the 31 December 2006 Interim Report, the market announcement made on 28th August 2007 ,and this Prelinimary Financial Report for Sydney Attractions Group Limited and controlled entities for the year ended 30 June 2007.

Current Reporting Period: **Year ending 30 June 2007**

Previous Corresponding Period: Year ending 30 June 2006

Results for announcement to the market

1. Summary

Sydney Attractions Group completed the final stage of its recent expansion during the year with the opening of Sydney Wildlife World in September 2006. The opening of Sydney Wildlife World combined with the acquisition of Sydney Tower and the construction of Skywalk in the past 3 years has seen Sydney Attractions Group become the premier attractions business in Sydney and NSW with 2.4 million visitors in the past 12 months and an expected visitation in excess of 2.6 million visitors in the 2007/08 year.

Visitation	FY 2007 '000	FY 2006 '000	% increase
Sydney Aquarium	1,222	1,227	0%
Sydney Wildlife World	398	-	na
Sydney Tower	635	619	3%
Skywalk	22	16	38%
Manly Oceanworld	75	73	3%
Koala Gallery	24	-	na
Total	2,376	1,935	23%

Note: Skywalk FY06 represents 8 months trading, Wildlife World FY07 was for 9 months trading and Koala Gallery FY07 is for 6 months trading.

Visitation in 2006/07 was underpinned by a strong increase in international markets. Domestic visitation (from both Sydney and interstate) continued to struggle due to a variety of reasons including a focus by the major tourism bodies on regional NSW and Australia. The decline in our Japanese visitation reflects the industry wide trend with Korea coming off the past 3 year record highs. Visitation from the United Kingdom and New Zealand showed strong signs of recovery in the second half of the financial year.

Visitation of 398,000 to Sydney Wildlife World in 9 months corresponds to more than 500,000 people on an annualised basis making it the fourth most visited "paid" attraction in the year in Sydney (Sydney Aquarium and Sydney Tower are two of the others). This is a very good result for the first year of any attraction notwithstanding that the development of the Sydney Wildlife World experience has continued since opening. One off costs associated with the launch and startup were considerable (approximately $2.3 million). Before these costs, Sydney Wildlife World made a positive contribution at the EBITDA level in 2006/07.

Appendix 4E Sydney Attractions Group Limited - 30 June 2007
(Continued)

Management and the Board are confident about the success of Sydney Wildlife World. The visitation in the first year reflected the fact that in this period, Sydney Wildlife World has still been a work in progress with continuing development. The number of animals and the number of species have grown and there has been continuing work upgrading the exhibits. A walk through of the butterfly exhibit has been created and a walk through of the semi arid and aviary exhibits should be completed in September. The customer reaction to the Sydney Wildlife World experience has strengthened substantially with these improvements in the first year of operation.

Given the quality of Sydney Wildlife World's exhibitory and the focus on Australian wildlife and the location, management is confident that Sydney Wildlife World will become a major tourist attraction creating significant value for Sydney Attractions Group shareholders.

The impact of one off launch and startup costs for Sydney Wildlife World experienced in the year has resulted in a fall in EBITDA for the Group from $13.2 million to $12.3 million despite growth in revenue. With increased interest and depreciation charges a substantial fall in NPAT to $1.2 million has resulted with a consequent reduction in dividend. The Board believes it is appropriate to regard this reduction in profit as once off, with a substantial recovery expected in the current year. While the Sydney Wildlife World development has adversely affected earnings in year one, it has created substantial ongoing value and will become a major contributor to group earnings.

EBITDA	FY 2007 ($'000)	FY 2006 ($'000)	% increase
Sydney Aquarium	14,264	14,314	0%
Sydney Wildlife World	(1,915)	(232)	
Sydney Tower	1,594	1,269	26%
Skywalk	380	(816)	
Manly Oceanworld	30	70	(57%)
Koala Gallary	161	-	
Shared Services	(2,199)	(1,376)	60%
Total	12,315	13,229	(7%)

Note: EBITDA has been adjusted to compare on a like for like basis due to a change in reporting whereby shared costs which were previously allocated against each attraction, have this year been allocated to holding company costs.

With the completion of Sydney Wildlife World, the acquisition of the Koala Gallery and debt peaking during the year, depreciation and interest expense increased significantly:

	FY 2007 ($'000)	FY 2006 ($'000)	% increase
Depreciation and amortisation	6,525	3,859	69%
Interest	4,867	3,329	27%
Total	11,392	7,188	49%

Note: Includes capitalised interest of $0.65 million for FY07 and $2.15 million for FY06

There were a number of other one off costs during the year (excluding the one off costs in relation to the launch of Sydney Wildlife World) totalling approximately $400,000.

There have been numerous positives from the financial year:

- Sydney Attractions Group continues to generate a significant operating cash surplus despite material one off cash expenditure in relation to Sydney Wildlife World (FY07 - $8.2 million; FY06 - $7.9 million);
- the launch of Sydney Wildlife World, the newest major attraction in Sydney which will be a major cash contributor
- the acquisition of Koala Gallery which is contributing in line with expectations in terms of cash and its strategic positioning; and
- reshaping of the Group's operational and management structure to enhance productivity, customers experience and quality of product across the Group.

Appendix 4E Sydney Attractions Group Limited - 30 June 2007
(Continued)

2. Key Information

Revenue and Net Profit

	Percentage Change %	Amount $'000
Revenue from continuing activities	23.7%	51,141
Profit from continuing activities after tax attributable to members	(80.9%)	1,212
Net profit attributable to members	(80.9%)	1;212

Dividend

	Amount per Security	Franked amount per Security
Final dividend	$0.05	$0.05

3. Net Tangible Assets per Security

	30 June 2007 $ per share	30 June 2006 $ per share
Net tangible assets per securit	**$0.34**	**$0.46**

4. Details of Entities Over Which Control Has Been gained or Los

Koala Gallery Wildlife Experience on Hamilton Island Queensland was purchased on 14th December 2006.

5. Details Relating to Dividends

		Date dividend payable	Amount per security $	Franking %
Final dividend declared	**2007**	**26 October 2007**	**$0.05**	**100%**
Interim dividend paid	**2007**		**$0.00**	
Final dividend paid	2006	27 October 2006	$0.05	100%
Interim dividend Paid	2006	16 March 2006	$0.13	100%

Record date for determining entitlements to the dividend:

- 19 October 2007

	2007 $'000s	2006 $'000s
Ordinary shares - Final dividend declared	1,089	1,089

The directors are pleased to annouce that a Dividend Reinvestment Plan (the Plan) will be extended to shareholders. The Plan rules will be circulated to shareholders including the forms to elect to participate in the Plan. The last date for the reciept of an election notice for participation in the Plan for this final dividend is 18 October 2007.

Appendix 4E Sydney Attractions Group Limited - 30 June 2007
(Continued)

The full year financial report for the period ended 30 June 2007 prepared in accordance with the Corporations Act 2001 is attached

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used **NONE**

2. This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3. This report does give a true and fair view of matters disclosed (see Note 1).

4. This report is based on + accounts to which one of the following applies. (tick one)

The +accounts have been audited	The +accounts have been subject to review
X The +accounts are in the process of being audited and reviewed	The +accounts have not yet been audited or reviewed

5. The entity has a formally constituted Audit Committee.

Regan Cheriton
Company Secretary

28 August 2007

Sydney Attractions Group Limited

ABN 92 008 632 764

and controlled entities

Preliminary Financial Report
30 June 07

Contents

Preliminary Financial report
Consolidated income statements 1
Consolidated balance sheets 2
Consolidated statement of changes in equity 3
Consolidated cash flow statements 4
Notes to the consolidated financial statements 5

This preliminary financial report covers both Sydney Attractions Group Limited as an individual entity and the consolidated entity consisting of Sydney Attractions Group Limited and its subsidiaries. The preliminary financial report is presented in Australian dollars.

Sydney Attractions Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Sydney Attractions Group Limited
1 - 5 Wheat Road
Sydney NSW 2000

This preliminary financial report contains information required to meet ASX listing rules but does not include all footnotes that would be expected in a full annual report.

Sydney Attractions Group Limited
Income statements
For the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Revenue from continuing operations	4	**51,141**	41,332	**2,512**	6,002
Other income	5	**185**	3,166	**-**	3,122
Total		**51,326**	44,498	**2,512**	9,124
Expenses from continuing activities					
Purchases of inventories and changes in inventories		**(4,178)**	(2,972)	**-**	-
Occupancy		**(9,197)**	(9,002)	**-**	-
Employment benefits		**(12,417)**	(9,040)	**(1,214)**	(1,232)
Marketing / advertising		**(6,672)**	(3,220)	**-**	-
Depreciation and amortisation		**(6,525)**	(3,859)	**-**	-
Impairment of goodwill and fixed assets		**-**	(960)	**-**	-
Doubtful debts		**(355)**	(2,023)	**-**	(2,023)
Finance costs		**(4,218)**	(1,179)	**-**	-
Operating lease		**(166)**	-	**-**	-
Insurance		**(468)**	(394)	**(16)**	(20)
Light & power		**(762)**	(555)	**-**	-
Repairs & maintenance		**(937)**	(620)	**-**	-
Other operating expenses		**(3,859)**	(2,483)	**(532)**	(123)
Total expenses from continuing activitie	6	**(49,754)**	(36,307)	**(1,762)**	(3,398)
Profit before income tax		**1,572**	8,191	**750**	5,726
Income tax (expense)/benefit	7	**(360)**	(1,859)	**512**	82
Profit for the year		**1,212**	6,332	**1,262**	5,808
Profit attributable to members of Sydne Attractions Group Limited		**1,212**	6,332	**1,262**	5,808

	Note	Consolidated 2007	Consolidated 2006
Earnings per share for the ordinar equity holders of the company:			
Basic earnings per share	30	**5.57 c**	29.10 c
Diluted earnings per share		**5.57 c**	29.10 c

The above income statements should be read in conjunction with the accompanying notes.

Sydney Attractions Group Limited
Balance sheets
As at 30 June 2007

	Note	Consolidated 30 June 2007 $'000	Consolidated 30 June 2006 $'000 (restated)	Parent entity 30 June 2007 $'000	Parent entity 30 June 2006 $'000 (restated)
CURRENT ASSETS					
Cash and cash equivalents	8	**620**	274	**11**	-
Trade and other receivables	9	**1,798**	1,477	**4**	-
Current tax asset	10	**727**	-	**727**	-
Inventories	11	**903**	600	**-**	-
Other	12	**228**	249	**-**	7
Total Current Assets		**4,276**	2,600	**742**	7
NON-CURRENT ASSETS					
Deferred tax assets	13	**-**	-	**129**	177
Receivables	14	**2,712**	2,704	**2,909**	3,594
Investments in subsidiaries	15	**-**	-	**17,202**	17,202
Property, plant and equipment	16	**87,895**	39,988	**-**	-
Capital works in progress	17	**-**	39,602	**-**	-
Intangible assets	18	**12,203**	9,782	**-**	-
Total Non-Current Assets		**102,810**	92,076	**20,240**	20,973
TOTAL ASSETS		**107,086**	94,676	**20,982**	20,980
CURRENT LIABILITIES					
Trade and other payables	19	**5,904**	5,197	**109**	59
Borrowings	20	**3,948**	58,043	**13**	-
Current tax liabilities		**-**	11	**-**	11
Provisions	21	**723**	292	**38**	5
Total Current Liabilities		**10,575**	63,543	**160**	75
NON-CURRENT LIABILITIES					
Borrowings	22	**63,737**	-	**-**	-
Deferred tax liabilities	13 & 23	**2,781**	1,642	**-**	-
Provisions	24	**10,279**	9,644	**-**	-
Total Non-Current Liabilities		**76,797**	11,286	**-**	-
TOTAL LIABILITIES		**87,372**	74,829	**160**	75
NET ASSETS		**19,714**	19,847	**20,822**	20,905
EQUITY					
Contributed equity	25	**16,626**	16,596	**16,626**	16,596
Reserves	27	**202**	488	**202**	488
Retained profits	27	**2,886**	2,763	**3,994**	3,821
TOTAL EQUITY		**19,714**	19,847	**20,822**	20,905

The above balance sheets should be read in conjunction with the accompanying notes.

Sydney Attractions Group Limited
Statements of changes in equit
For the year ended 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Total equity at the beginning of the year		**19,847**	19,184	**20,905**	20,766
Profit for the year		**1,212**	6,332	**1,262**	5,808
Total recognised income and expense for the year		**1,212**	6,332	**1,262**	5,808
Transactions with equity holders in their capacity as equity holders					
Dividends provided for or paid	**26**	**(1,089)**	(6,095)	**(1,089)**	(6,095)
Share based payments	**27**	**(286)**	395	**(286)**	395
Employee share options	**25**	**30**	31	**30**	31
Total equity at the end of the yea		**19,714**	19,847	**20,822**	20,905

The above statements of change in equity should be read in conjunction with the accompanying notes.

Sydney Attractions Group Limited
Cash flow statements
For the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent entity 2007 $'000	Parent entity 2006 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		**55,528**	50,209	-	-
Payments to suppliers and employees (inclusive of GST)		**(42,424)**	(37,969)	**(1,960)**	(1,021)
		13,104	12,240	**(1,960)**	(1,021)
Dividends received		-	-	**2,500**	6,000
Interest received		**92**	29	**12**	2
Interest and other costs of finance paid (net)		**(4,219)**	(1,124)	-	-
Income taxes paid (net)		**(775)**	(3,198)	**(167)**	91
Net cash inflow from operating activities		**8,202**	7,947	**385**	5,072
Cash flows from investing activities					
Payments for property, plant and equipment		**(14,457)**	(5,207)	-	-
Proceeds from sale of plants and equipment		-	25	-	-
Other capital expenditure		-	(25,461)	-	-
Payment for purchase business assets, net of cash acquired	**29**	**(1,974)**	-	-	-
Loans (drawn) / repaid by related companies		-	-	**672**	8,213
Net cash (outflow)/inflow from investing activities		**(16,431)**	(30,643)	**672**	8,213
Cash flows from financing activities					
Proceeds from issue of shares and other equity securities		**30**	30	**30**	30
Loan drawdown of finance facility		**12,290**	30,030	-	-
Repayment of finance facility		**(2,800)**	(1,600)	-	-
Repayment of vendor loan		**(8)**	(105)	-	(7,266)
Lease liabilities drawn /(repaid)		**63**	(15)	-	-
Dividends paid to company's shareholders		**(1,089)**	(6,095)	**(1,089)**	(6,095)
Net cash inflow from financing activities		**8,486**	22,245	**(1,059)**	(13,331)
Net increase / (decrease) in cash and cash equivalents		**257**	(451)	**(2)**	(46)
Cash and cash equivalents at the beginning of the financial year		**274**	725	-	46
Cash and cash equivalents at the end of the financial year	**8**	**531**	274	**(2)**	-

The above cash flow statements should be read in conjunction with the accompanying notes.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Sydney Attractions Group Limited as an individual entity and the consolidated entity consisting of Sydney Attractions Group Limited and its subsidiaries.

Prior period error

Due to the impact of adjustments posted in relation to the adoption of Australian equivalent to International Financial Reporting Standard (AIFRS), specifically Australian Accounting Standards Board (AASB) No. 117 Leases, the company was in technical breach of certain of its borrowing covenants at 30 June 2006. While the majority of the adjustments required on the adoption of AIFRS were specifically excluded from the Company's covenant calculations in the year of adoption, an adjustment to record operating leases on a straight line basis was not. This had the effect of understating current liabilities at 30 June 2006 by $55.2m and overstating non-current liabilities by the same amount.

Each affected line item has been restated in the balance sheet for the prior period. This has no effect on the income statement, statement of cash flows or statement of changes in equity and does not impact basic or diluted earnings per share.

(a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards includes Australian Equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of Sydney Attractions Group Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it is has elected to apply the relief avaliable to the parent entity in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation.

Historical cost convention

The financial report is prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities at fair value through profit and loss, and certain classes of property, plant and equipment.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity (see note 2).

As at 30 June 2007 the consolidated entity had a working capital deficiency of $6,299,000 (2006: $60,943,000 - restated). The consolidated entity generated cash flows from operating activities for year ended 30 June 2007 of $8,202,000 (2006 $7,947,000) and net profit of $1,212,000 (2006: $6,332,000). The consolidated entity has access to facilities disclosed in note 22. The Parent Entity relies upon the cash flows of its subsidiaries to meet its liabilities as they fall due.

The directors are of the opinion that this provides reasonable grounds to believe that the Company and the consolidated entity will be able to pay their debts as and when they fall due. The Financial Report has been prepared on a going concern basis.

(b) Principles of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Sydney Attractions Group Limited ("Company" or "parent entity') as at 30 June 2007 and the results of all subsidiaries for the year then ended. Sydney Attractions Group Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Sydney Attractions Group Limited.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Revenue Recognition

Revenue is recognised as operating revenue on the day on which a visitor is admitted to an attraction and on the day on which goods and services are provided by the retail and food and beverage departments.

(e) Government grants

Grants from the government are recognised at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(f) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the notional income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation
Sydney Attractions Group Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity, Sydney Attractions Group Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Sydney Attractions Group Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(g) Leases
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement as incurred over the period of the lease.

(h) Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

goodwill (refer to note 1(n)). If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents
For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Trade receivables are generally due for settlement within 30 days.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement in other expenses.

(l) Inventories
(i) Finished goods
Finished goods are stated at the lower of cost and net realisable value. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Non-current assets (or disposal groups) held for sale and discontinued operation
Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

(n) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) Concept value

In conjunction with the acquisition of the Sydney Tower Observatory Pty Limited, the Group acquired the rights to the Skywalk concept, including design and engineering data. The concept value is carried at cost less accumulated amortisation and impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the concept value over its estimated useful life, which is currently based on the lease period of 17 years.

(iii) Licence

In conjunction with the acquisition of Koala Gallery Wildlife Experience, the Group acquired the rights to the lease agreement of the premises on Hamilton Island. This lease with Hamilton Island Enterprises Limited includes a concessionaire agreement. This licence amortisation is calculated using the straight-line method to allocate the cost of the licence value over its estimated useful life, which is currently based on the lease period of 12 years.

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipmen

All land and buildings and other property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

- Buildings	40 years
- Machinery	10 - 15 years
- Exhibits tanks	15 years
- Vehicles	3 - 5 years
- Furniture, fittings and equipment	3 - 8 years
- Leasehold improvements	10 - 45 years
- Leased plant and equipment	10 - 15 years
- Oceanarium tanks	35 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year 7.0% (2006 – 7.0%).

(u) Provisions

Provisions for legal claims and land reinstatement are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

The Company makes contributions to a superannuation fund in line with the requirements of the Superannuation Guarantee Charge Act (1992). All contributions are fully vested in the employee.

(iv) Share-based payments

In 2004 a prospective bonus sacrifice scheme was implemented to enable executives to elect to sacrifice any prospective bonus payable under the incentive bonus arrangements to receive zero exercise price options. These options are issued in accordance with the Sydney Aquarium Option Plan under a formula agreed by the directors based upon the weighted average price of ordinary shares of Sydney Attractions Group Limited for the five days immediately following the profit announcement by the group for the year ending 30 June. The shares issued on the exercise of the options are subject to a trading lock for a period of 2 years from the date of granting the original options.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shares and options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

Shares and options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under the Sydney Aquarium Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital and the proceeds received, net of any directly attributable transaction costs, are credited to share capital. Under the employee share scheme, shares issued to employees for no cash consideration vest immediately on grant date. On this date, the market value of the shares issued is recognised as an employee benefits expense with a corresponding increase in equity.

(v) Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(vi) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(w) Contributed equit
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x) Dividends
Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Financial guarantee contracts
Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

Change in accounting policy
The policy of recognising financial guarantee contracts as financial liabilities was adopted for the first time in the current financial year. In previous reporting periods, a liability for financial guarantee contracts was only recognised if it was probable that the debtor would default and a payment would be required under the contract.

The change in policy was necessary following the change to AASB 139 Financial Instruments: Recognition and Measurement made by AASB 2005-9 Amendments to Australian Accounting Standards in September 2005. The new policy has had no material effect on the consolidated financial statements of the Group.

(aa) Interest rate swaps
The Company does not apply hedge accounting and any interest rate gains or losses from accounting for market to market movement are taken straight to the income statement.

(ab) Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(ac) Rounding of amounts
The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

(ad) New accounting standards and UIG interpretations
Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards *[AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]*
AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's and the parent entity's financial instruments.

(ii) AASB-I 10 Interim Financial Reporting and Impairment
AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no impact on the Group's or the parent entity's financial statements.

(iii) AASB 8 Operating Segments
AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 was issued in February 2007 and applies to annual reporting periods beginning on or after 1 January 2009. Early adoption is permitted for annual reporting periods beginning on or after 1 January 2005 but before 1 January 2009, provided AASB 8 is also adopted early for the same period. This standard applies when AASB 8 Operating Segments is applied. AASB 8 necessitates consequential amendments to AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 and AASB 1038. The standard links the identification of operating segments to internal reporting used by the chief operating decision maker in order to allocate resources and assess performance. Clear differentiation between products/services and geographical segments no longer exists, rather identification is based on internal reporting.

2 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimated and judgements are continually evaluated and are based on historical cost experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within a financial year are discussed below.

(i) Estimated impairment of goodwill, concept value, licence and CGU
The Group tests annually whether goodwill, concept value, licence or CGU has suffered any impairment in accordance with the accounting policy stated in 1(i). The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of assumptions. Refer note 18 (b) for details of these assumptions and the potential impact of changes in assumptions.

3 SEGMENT REPORTING

The consolidated entity reports on the operations of tourist attractions in Sydney and Hamilton Island. While these are two separate geographical locations, they do not constitute separate reportable segments.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

4 REVENUE

	Consolidated		Parent	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
From continuing operations				
Sales revenue				
Sale of goods	**10,339**	7,223	-	-
Services	**40,752**	34,082	-	-
	51,091	41,305	-	-
Other revenue				
Dividends – inter company	-	-	**2,500**	6,000
Interest	**50**	27	**12**	2
	51,141	41,332	**2,512**	6,002

5 OTHER INCOME

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Other income	**35**	44	-	-
Government grants	**150**	-	-	-
Write back of deferred consideration	-	3,122	-	3,122
	185	3,166	-	3,122

(a) Government grants
Export market development grants of $150,000 (2006: nil) were recognised as other income by the Group during the financial year. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

6 EXPENSES

Profit before income tax includes the following specific expenses	Consolidated		Parent	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Rent – minimum lease payments	**9,197**	9,002	-	-
Operating lease – minimum lease payments	**166**	-	-	-
Depreciation	**6,153**	3,635	-	-
Amortisation	**372**	224	-	-
Impairment of goodwill and fixed assets	-	960	-	-
Provision for vendor loan	-	2,023	**56**	2,023
Finance costs *	**4,218**	1,179	-	-
Finance costs	**4,811**	3,311	-	-
Land reinstatement interest	**56**	-	-	-
Less capitalised interest on SWW	**(649)**	(1,806)	-	-
Less capitalised interest on Skywalk	-	(326)	-	-
* Finance costs above	**4,218**	1,179	-	-

7 INCOME TAX

(a) Income tax expense/(benefit)

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Current tax	**(55)**	2,623	**(588)**	221
Deferred tax	**356**	(606)	**76**	(303)
Under (over) provided in prior years	**59**	(158)	-	-
	360	1,859	**(512)**	(82)
Income tax expense is attributable to:				
Profit from continuing operations	**360**	1,859	**(512)**	(82)
Aggregate income tax expense/(benefit)	**360**	1,859	**(512)**	(82)

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

7 INCOME TAX (Continued)

	Consolidated		Parent	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Deferred income tax (revenue) expense included in income tax expense comprises:				
Decrease (increase) in deferred tax assets (note 13)	**(310)**	(173)	**76**	(303)
(Decrease) increase in deferred tax liabilities (note 23)	**666**	(433)	**-**	-
	356	(606)	**76**	(303)

(b) Numerical reconciliation of income tax expense to prima facie tax payabl

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Profit from continuing operations before income tax expense	**1,572**	8,191	**750**	5,726
Tax at the Australian tax rate of 30% (2006–30%	**472**	2,457	**225**	1,718
Tax effect amounts which are not deductible (taxable) in calculating taxable income:				
Non-taxable/(taxable) deductible expenses	**8**	(261)	**13**	-
Under/(over) provision for prior year	**59**	(158)	**-**	-
Building tax allowance	**(179)**	(179)	**-**	-
Rebateable dividends	**-**	-	**(750)**	(1,800)
Income tax expense	**360**	1,859	**(512)**	(82)

(c) Tax consolidation legislation

Sydney Attractions Group Limited and its wholly owned subsidiaries decided to implement the tax consolidation regime with effect from 1 July 2003. The Australian Taxation Office was notified of this decision. The accounting policy on implementation of the legislation is set out in note 1(f).

The wholly-owned entities have been fully compensated by Sydney Attractions Group Limited for any deferred tax assets transferred to Sydney Attractions Group Limited on the date of the implementation of the legislation.

The entities have also entered into a tax sharing and funding agreement. Sydney Wildlife World Pty Ltd joined the tax sharing and funding agreement on 1 July 2006. Under the terms of this agreement, the wholly-owned entities reimburse Sydney Attractions Group Limited for any current income tax payable by Sydney Attractions Group Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liabilities (see note 13). In the opinion of the directors, the tax sharing agreement is also a liability that falls due and have therefore been recognised as a current tax-related receivable by Sydney Attractions Group a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sydney Attractions Group Limited.

8 CURRENT ASSETS – Cash and cash equivalents

	Consolidated		Parent	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Cash at bank and in hand	**620**	274	**11**	-

(a) Reconciliation to cash at the end of the yea

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Cash as above	**620**	274	**11**	-
Overdraft (note 20)	**(89)**	-	**(13)**	-
Balances per statement of cash flows	**531**	274	**(2)**	-

(b) Cash at bank and overdraft

These are interest bearing (note 14 and 22).

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
9 CURRENT ASSETS – Trade and other receivable				
Trade receivables	**2,094**	1,096	**4**	-
Provision for impairment of receivables	**(296)**	(11)	**-**	-
	1,798	1,085	**4**	-
Other receivables	**-**	392	**-**	-
	1,798	1,477	**4**	-

(a) Impaired trade receivables

The Group has recognised a loss of $355,000 (2006: $nil) in respect of impaired trade receivables during the year ended 30 June 2007.

(b) Other receivables

These amounts generally arise from transactions outside the usual operating activities of the Group.

(c) Effective interest rates and credit risk

Information concerning the effective interest rate and credit risk of both current and non current receivables is set out in the non current receivables note (see note 14).

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
10 CURRENT ASSETS – Current tax assets				
Income tax receivable	**727**	-	**727**	-
11 CURRENT ASSETS - Inventories				
Retail stocks at cost	**903**	600	**-**	-
12 CURRENT ASSETS – Other				
Prepayments	**228**	249	**-**	7

13 NON CURRENT ASSETS – Deferred tax assets	**Consolidated**		**Parent**	
	2007 $'000	**2006 $'000**	**2007 $'000**	**2006 $'000**
The balance comprises temporary differences attributable to:				
Employee benefits	**292**	198	**12**	(1)
Retirement benefits	**24**	28	**-**	-
	316	226	**12**	(1)
Other				
Tax losses	**56**	-	**56**	-
Land reinstatement provision	**588**	572	**-**	-
Doubtful debts	**89**	3	**-**	-
Operating lease	**2,420**	2,213	**-**	-
Other benefits	**91**	181	**61**	178
	3,244	2,969	**117**	178
Total deferred tax assets	**3,560**	3,195	**129**	177
Set-off of deferred tax liabilities pursuant to set-off provisions (note 23)	**(3,560)**	(3,195)	**-**	-
Net deferred tax assets	**-**	-	**129**	177
Deferred tax assets to be recovered within 12 months	**54**	67	**68**	2
Deferred tax assets to be recovered after more than 12 months	**3,506**	3,128	**61**	175
	3,560	3,195	**129**	177

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

13 NON CURRENT ASSETS – Deferred tax assets (Continued)

Movements - Consolidated

	Employee benefits	Retiremen benefits	Operating lease	Land reinstate -ment provision	Other	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005	190	14	1,983	587	247	3,021
Charge/(credit) to the income statement	8	14	230	(15)	(63)	174
At 30 June 2006	198	28	2,213	572	184	3,195
Charge/(credit) to the income statement	94	(4)	207	16	52	365
At 30 June 2007	292	24	2,420	588	236	3,560

Movements - Parent entit

	Employee benefits	Retiremen benefits	Operating lease	Land reinstate -ment provision	Other	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2005	18	-	-	-	13	31
Charge/(credit) to the income statement	(19)	-	-	-	165	146
At 30 June 2006	(1)	-	-	-	178	177
Charge/(credit) to the income statement	13	-	-	-	(61)	(48)
At 30 June 2007	12	-	-	-	117	129

14 NON CURRENT ASSETS – Receivables

	Consolidated		Parent	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Loans to wholly owned subsidiaries	-	-	**197**	890
Vendor Loan - STO				
Loan	**4,791**	4,727	**4,791**	4,727
Provision for impairment of receivables	**(2,079)**	(2,023)	**(2,079)**	(2,023)
	2,712	2,704	**2,909**	3,594

(a) Fair values

The fair values and carrying values of non current receivables of the Group are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$'000	$'000	$'000	$'000
Vendor Loan – STO	**2,712**	**2,712**	2,704	2,704
	2,712	**2,712**	2,704	2,704

The fair values are based on the directors valuation.

(b) Interest rate risk

The Group's exposure for receivables to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables:

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

14 NON CURRENT ASSETS – Receivables (Continued)

2007

	Note	Floating Interest Rate $'000	Fixed Interest maturing within 1 $'000	2-5 years $'000	Non Interest Bearing $'000	Total $'000
Cash Assets	8	620	-	-	-	620
Receivables	9	-	-	-	1,798	1,798
Vendor Loan - STO	14	-	-	2,712	-	2,712
		620	**-**	**2,712**	**1,798**	**5,130**
Weighted average Interest rate		4.0%		9.0%		

2006

	Note	Floating Interest Rate $'000	Fixed Interest maturing within 1 $'000	2-5 years $'000	Non Interest Bearing $'000	Total $'000
Cash Assets	8	274	-	-	-	274
Receivables	9	-	-	-	1,477	1,477
Vendor Loan - STO	14	-	-	2,704	-	2,704
		274	**-**	**2,704**	**1,477**	**4,455**
Weighted average Interest rate		4.0%		9.0%		

(c) Credit risk

There is no concentration of credit risk with respect to current receivables, as the Group has a large number of customers. In relation to the Vendor Loan – STO management believes that an element of credit risk exists as evidenced by the provision recorded against the loan. The Company's rights are subject to the contract with the counterparty and will be vigorously pursued. Refer to the Corporate Governance Statement for more information on the risk management policy of the Group.

15 NON CURRENT ASSETS – Investments in subsidiaries

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
Shares in controlled entities at cost	-	-	**17,202**	17,202

Investments in controlled entities, are carried at cost notwithstanding that such cost exceeds the carrying value of the net assets of that Company as recorded at balance date. The directors consider that having regard to the underlying present value of the investment as represented by the dividends paid and expected to be paid by the controlled entity no downward revaluation of the investment is warranted.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

16 NON CURRENT ASSETS – Property, plant & Equipment	**Leasehold Improvements $'000s**	**Plant and Equipment $'000s**	**Total $'000s**
Consolidated			
At 1 July 2005			
Cost	20,218	40,790	61,008
Accumulated depreciation	(5,422)	(20,811)	(26,233)
Net book amount	**14,796**	**19,979**	**34,775**
Year ended 30 June 2006			
Opening net book amount	14,796	19,979	34,775
Impairment	(454)	(506)	(960)
Additions (includes $7.9m transferred from capital works in progress for Skywalk)	8,163	1,645	9,808
Depreciation charge	(1,079)	(2,556)	(3,635)
Closing net book amount	**21,426**	**18,562**	**39,988**
At 30 June 2006			
Cost	28,381	42,435	70,816
Accumulated depreciation & impairment	(6,955)	(23,873)	(30,828)
Net book amount	**21,426**	**18,562**	**39,988**
Year ended 30 June 2007			
Opening net book amount	21,426	18,562	39,988
Additions (includes $52.8m transferred from capital works in progress for SWW)	52,112	2,166	54,278
Disposals	-	(360)	(360)
Depreciation charge	(3,174)	(2,837)	(6,011)
Closing net book amount	**70,364**	**17,531**	**87,895**
At 30 June 2007			
Cost	80,493	44,241	124,734
Accumulated depreciation & impairment	(10,129)	(26,710)	(36,839)
Net book amount	**70,364**	**17,531**	**87,895**

On 18th October 2005 the Skywalk attraction was opened at a total cost of $7,922,000 and the Capital Works in Progress was moved to Property, Plant and Equipment. On 21st September 2006 the Sydney Wildlife World was opened at a total cost of $52,801,000 and the Capital Works in Progress was moved to Property, Plant and Equipment. On 14th December 2006 Sydney Attractions Group Limited acquired the Koala Gallery Wildlife Experience business for cash consideration of $2,323,000. This cost has been allocated to the respective categories of non-current assets with an amount of $348,000 attributed to Plant and Equipment, $2,794,000 to a licence agreement with Hamilton Island Enterprises Limited, $838,000 attributed to Deferred Tax Liabilities and the remainder to Working Capital.

Prior year Leasehold Improvements has been reclassified to recognise the accurate classification of assets. These reclassifications arose due to the completion of Sydney Wildlife World construction and the assessment from the quantity surveyor. Prior year Leasehold Improvements now reflect a more accurate and consistent classification in the Group's other attractions.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

17 NON CURRENT ASSETS – Capital work in progress	**Skywalk** $'000s	**SWW** $'000s	**Total** $'000s
At 1 July 2005			
Cost	4,229	13,959	18,188
Accumulated depreciation	-	-	-
Net book amount	**4,229**	**13,959**	**18,188**
Year ended 30 June 2006			
Opening net book amount	4,229	13,959	18,188
Additions	3,693	25,643	29,336
Transfer to Property, Plant and Equipment	(7,922)	-	(7,922)
Depreciation charge	-	-	-
Closing net book amount	-	**39,602**	**39,602**
At 30 June 2006			
Cost	-	39,602	39,602
Accumulated depreciation	-	-	-
Net book amount	-	**39,602**	**39,602**
Year ended 30 June 2007			
Opening net book amount	-	39,602	39,602
Additions	-	13,199	13,199
Transfer to Property, Plant and Equipment	-	(52,801)	(52,801)
Depreciation charge	-	-	-
Closing net book amount	-	-	-
At 30 June 2007			
Cost	-	-	-
Accumulated depreciation	-	-	-
Net book amount	-	-	-

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

18 NON CURRENT ASSETS – Intangible assets

	Licence $'000s	Goodwill $'000s	Concept Value $'000s	Total $'000s
Consolidated				
At 1 July 2005				
Cost	-	12,564	5,000	17,564
Accumulated amortisation	-	-	-	-
Net book amount	-	12,564	5,000	17,564
Year ended 30 June 2006				
Opening net book amount	-	12,564	5,000	17,564
Impairment	-	(7,161)	(397)	(7,558)
Additions	-	-	-	-
Disposals	-	-	-	-
Amortisation charge	-	-	(224)	(224)
Closing net book amount	-	5,403	4,379	9,782
At 30 June 2006				
Cost	-	12,564	5,000	17,564
Accumulated amortisation and impairment	-	(7,161)	(621)	(7,782)
Net book amount	-	5,403	4,379	9,782
Represented by				
OzTrek	-	5,403	-	5,403
Skywalk	-	-	4,379	4,379
	-	5,403	4,379	9,782
Year ended 30 June 2007				
Opening net book amount	-	5,403	4,379	9,782
Impairment	-	-	-	-
Additions - purchase of business	2,793	-	-	2,793
Disposals	-	-	-	-
Amortisation charge	(116)	-	(256)	(372)
Closing net book amount	2,677	5,403	4,123	12,203
At 30 June 2007				
Cost	2,793	12,564	5,000	20,357
Accumulated amortisation and impairment	(116)	(7,161)	(877)	(8,154)
Net book amount	2,677	5,403	4,123	12,203
Represented by				
OzTrek	-	5,403	-	5,403
Skywalk	-	-	4,123	4,123
Koala Gallery	2,677	-	-	2,677
	2,677	5,403	4,123	12,203

(a) Impairment tests
The recoverable amount of a CGU is determined based on 'value in use' calculations. These calculations use cash flow projections based on the financial budgets approved by management covering the period of the respective CGU's leases.

(b) Key assumptions used for value in use calculations
Management has determined that the key assumptions used for the analysis of each CGU are net profit margins based on past performance and its expectations for the future. Growth rates are in line with expected CPI and are also reviewed against future industry reports. The discount rate used of 10.5% is post tax and reflects specific risks relating to the relevant CGU's. The directors have not disclosed actual assumptions for commercial reasons.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

19 CURRENT LIABILITIES – Trade and other payables	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
Trade and other payables	**1,587**	1,793	-	-
GST payable/(receivable) - net	**108**	(143)	**108**	-
Rent payable	**1,502**	1,308	-	-
Other creditors & accruals	**2,707**	2,239	**1**	59
	5,904	5,197	**109**	59
20 CURRENT LIABILITIES – Borrowings (secured)				
Bank overdraft	**89**	-	**13**	-
Bank loan	**3,600**	57,847	-	-
Lease liability	**259**	196	-	-
	3,948	58,043	**13**	-

Refer note 22 for disclosure on loan terms and credit risk.

21 CURRENT LIABILITIES – Provisions				
Employee benefits	**723**	292	**38**	5
22 NON CURRENT LIABILITIES – Borrowings (secured)				
Bank loan	**63,800**	-	-	-
Less: Discount on bill facility	**(63)**	-	-	-
	63,737	-	-	-

The current agreement with the bank requires the Company to make repayments of the loan facility as followings:

	31 July	31 January
2007/08	$ 1,800,000	$ 1,800,000
2008/09	$ 2,250,000	$ 2,250,000
2009/10	$ 2,750,000	$ 2,750,000

The expiry date for the loan facility is 28th September 2010, prior to this date the Company will re-negotiate the banking facilities with NAB.

(a) Total secured liabilities
The bank loan is secured by a charge over all the assets of the parent entity and its controlled entities.

(b) Financing arrangements
The following line of credit were available at balance date

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
Total facilities				
Bank overdraft	**3,000**	1,300	-	-
Bank acceptance bill facilities	**68,400**	71,900	-	-
	71,400	73,200	-	-
Used at balance date				
Bank overdraft	**19**	-	-	-
Bank acceptance bill facilities	**67,400**	57,900	-	-
	67,419	57,900	-	-
Unused at balance date				
Bank overdraft	**2,981**	1,300	-	-
Bank acceptance bill facilities	**1,000**	14,000	-	-
	3,981	15,300	-	-

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

22 NON CURRENT LIABILITIES – Borrowings (secured) (Continued)

The bank overdraft facilities may be drawn down at any time. For the bank loan, interest rates are fixed on $33.0m at 6.30% until September 2007 at which time $40.0m becomes fixed for a further 3 years until September 2010 at 6.15%. The balance of the facility is at variable rates and is reviewed again in March 2008.

(c) Interest Rate risk exposure

The following table sets out the Group's exposure to interest rate risk including the contractual repricing dates and the effective weighted average interest rate by maturity periods.

2007		Floating Interest Rate	Fixed Interest maturing within 1	2–5 years	Non Interest Bearing	Total
		$'000	$'000	$'000	$'000	$'000
Financial liabilitie	**Note**					
Overdraft	20	89	-	-	-	89
Accounts payable	19	-	-	-	5,904	5,904
Lease liability	20	-	259	-	-	259
Bank loan	20 & 22	34,400	3,600	29,337	-	67,337
		34,489	**3,859**	**29,337**	**5,904**	**73,589**
Weighted Average Interest Rate		6.0%	6.3%	6.3%		

2006		Floating Interest Rate	Fixed Interest maturing within 1	2–5 years	Non Interest Bearing	Total
		$'000	$'000	$'000	$'000	$'000
Financial liabilitie	**Note**					
Accounts payable	19	-	-	-	5,197	5,197
Lease liability	20	-	196	-	-	196
Bank loan	20	24,900	32,947	-	-	57,847
		24,900	**33,143**	**-**	**5,197**	**63,240**
Weighted Average Interest Rate		6.0%	6.3%	6.3%		

(d) Fair value

The fair values and carrying values of borrowings of the Group are as follows:

	2007 Carrying Amount	2007 Fair Value	2006 Carrying Amount	2006 Fair Value
	$'000	$'000	$'000	$'000
Accounts payables	**5,904**	**5,904**	5,197	5,197
Tax liability	**-**	**-**	11	11
Lease liability	**259**	**259**	196	196
Bank loan	**67,337**	**67,337**	57,847	57,847
	73,500	**73,500**	63,251	63,251

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

23 NON CURRENT LIABILITIES – Deferre tax liabilities

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
The balance comprises temporary differences attributable to:				
Depreciation & amortisation	**4,301**	3,523	-	-
Intangible assets	**2,040**	1,314	-	-
Total deferred tax liabilities	**6,341**	4,837	-	-
Set-off of deferred tax assets pursuant to set-off provisions (note 13)	**(3,560)**	(3,195)	-	-
Net deferred liabilities assets	**2,781**	1,642	-	-
Deferred tax liabilities to be settled within 12 months	**534**	469	-	-
Deferred tax liabilities to be settled after more than 12 months	**5,807**	4,368	-	-
	6,341	4,837	-	-
Movements				
Opening balance 1 July	**4,837**	5,270	-	-
Acquisition of intangible assets	**838**	-	-	-
Charged to the income statement (note 7)	**666**	(433)	-	-
Closing balance 30 June	**6,341**	4,837	-	-

24 NON CURRENT LIABILITIES – Provisions

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
Employee entitlements	**250**	359	-	-
Land reinstatement	**1,962**	1,906	-	-
Lease obligations	**8,067**	7,379	-	-
	10,279	9,644	-	-

(a) Movements in provisions

Movements in each class of provisions during the financial year, other than employee benefits are set out below:

Current				
Carrying amount at start of year	**9,285**	8,461	-	-
Additional provisions recognised	**744**	824	-	-
Carrying amount at end of year	**10,029**	9,285	-	-

(b) Land reinstatement provisions

Under AASB 137 Provisions, Contingent Liabilities and Contingent Assets there is a requirement to make an assessment of the potential cost of land reinstatement where there is a requirement under the lease. This cost has been recognised by means of a provision in the Consolidated Balance Sheet and an equivalent asset that will be amortised over the remainder of the lease.

The lease for the site at Darling Harbour will expire on 30 June 2087 assuming that the options to extend are exercised. The lessor can require the lessee to clear the site at the termination of the lease. It is not anticipated that this power under the lease will be enforced hence there is no potential cost of land reinstatement recorded at this time.

The lease for the site for Oceanworld Manly will expire on 30 December 2027 assuming that the options to extend are exercised. The provision above reflects the net present value of the cost to clear the site at the conclusion of the lease.

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

24 NON CURRENT LIABILITIES – Provisions (Continued)

(c) Lease obligations
Under AASB 117 Leases, the expense for operating leases which contain fixed lease rate increases must be recorded on a straight line basis, with the difference between the cumulative lease payments to date and the cumulative straight line expense recorded as an asset or liability.

The acquisition of STO included the rights to a lease over certain sections of the Sydney Tower. The lease provides for fixed payment increases over the course of the initial and non-cancellable lease period of the lease.

25 CONTRIBUTED EQUITY

Ordinary shares fully paid	Shares 2007	Shares 2006	2007 $'000	2006 $'000
Balance at beginning of financial year	**21,771,764**	21,765,332	**16,596**	16,565
Exercise of options – 22 January 2007 (24 January 2006)	**5,928**	6,432	**30**	31
Balance at end of financial year	**21,777,692**	21,771,764	**16,626**	16,596

(a) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds of the winding up of the Company in proportion to the number of and amounts paid of shares held.

(b) Employee option scheme
Senior employees received 5,928 options (2006 - 6,432) which were granted and exercised during the financial year as part of the prospective bonus sacrifice scheme within the Sydney Aquarium Option Plan. The price of $5.10 (2006 - $4.83) was calculated under a formula agreed by the directors based upon the weighted average price of ordinary shares of Sydney Attractions Group Limited for 5 days immediately following the profit announcement. The total value of shares issued was $30,224.

(c) Options
The options issued under the Sydney Aquarium Bonus Sacrifice Option Plan are not listed on the Australian Stock Exchange.

(d) Dividend reinvestment plan
The Board has approved a Dividend Reinvestment Plan for holders of ordinary shares.

26 DIVIDENDS

	Parent 2007 $'000	Parent 2006 $'000
(a) Ordinary shares paid		
Final dividend for the year ended 30 June 2006 of 5 cents (2005: 15 cents) per fully paid share paid on 27 October 2006.	**1,089**	3,265
There was no Interim dividend for the year ended 30 June 2007 (2006: 13 cents) per fully paid share paid.	-	2,830
(b) Dividends not recognised at year end		
In addition to the above dividends, since year end the directors have recommended the payment of a final franked dividend of 5 cents per fully paid ordinary share, (2006: 5 cents) fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 27 October 2007 out of retained profits at 30 June 2007, but not recognised as a liability at year end, is :	**1,089**	1,089
(c) Franked dividends		
The franked portions of the final dividends recommended for payment after 30 June 2007 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in respect of the year ending 30 June 2007.		
Franking credits available for subsequent financial years based on a tax rate of 30% (2006 – 30%)	**3,798**	3,417

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

26 DIVIDENDS (Continued)

The above amounts represents the balance of the franking account as at the end of the financial year, adjusted for:
(a) franking credits that will arise from the payment of the amount of the provision for income tax
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and
(c) franking credits that will arise from the receipt of dividends recognised as receivable at the reporting date.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of subsidiaries were paid as dividends.

The impact on the franking account of the dividend recommended by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $327,000 (2006 $327,000).

27 RESERVES AND RETAINED PROFITS

	Consolidated		Parent	
	2007 $'000	**2006 $'000**	**2007 $'000**	**2006 $'000**
(a) Reserves				
Share based payments reserve	**202**	488	**202**	488
Movements				
Balance 1 July	**488**	93	**488**	93
Options expense	**(286)**	395	**(286)**	395
Balance 30 June	**202**	488	**202**	488

(i) Share-based payments reserve
The share based payments reserve is used to recognise:
- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees

(b) Retained profits

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
Balance 1 July	**2,763**	2,526	**3,821**	4,108
Net profit for the year	**1,212**	6,332	**1,262**	5,808
Dividend paid	**(1,089)**	(6,095)	**(1,089)**	(6,095)
Balance 30 June	**2,886**	2,763	**3,994**	3,821

28 RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Consolidated 2007 $'000	Consolidated 2006 $'000	Parent 2007 $'000	Parent 2006 $'000
Profit for the year	**1,212**	6,332	**1,262**	5,808
Depreciation and amortisation	**6,525**	3,859	**-**	-
Impairment	**-**	960	**-**	-
Change in deferred tax provision	**(365)**	(269)	**-**	184
Write back of deferred consideration	**-**	(3,122)	**-**	(3,122)
Movement in Employee Share Option Reserve	**(286)**	395	**(286)**	395
Bad and doubtful debts	**355**	2,023	**-**	2,023
Change in operating assets and liabilities				
Decrease / (increase) in debtors	**(676)**	(544)	**(4)**	-
Decrease / (increase) in inventories	**(303)**	2	**-**	-
Decrease / (increase) in prepayments	**21**	267	**7**	5
(Decrease) / increase in trade and other creditors	**704**	(2,015)	**51**	-
(Decrease) / increase in income taxes balances	**(52)**	(1,071)	**(678)**	(176)
(Decrease) / increase in other provisions	**1,067**	1,130	**33**	(45)
Net cash inflow from operating activities	**8,202**	7,947	**385**	5,072

Sydney Attractions Group Limited
Notes to the financial statements
For the year ended 30 June 2007

29 Business combinations

On 14 December 2006 Sydney Attractions Group Limited acquired the business assets of Koala Gallery, a tourist attraction located on Hamilton Island in Queensland, for cash consideration of $2,323,000.

The acquired business contributed revenues of $628,000 and EBITDA profit of $165,000 to the Group for the period from 14 December 2006 to 30 June 2007. As part of the transaction there is an obligation to deliver 11 Koalas over the next 4 years to the vendor and / or representative.

	$'000
Details of net assets acquired and goodwill are as follows:	
Purchase consideration	
Cash paid	2,219
Direct costs relating to the acquisition	104
Total purchase consideration	2,323
Fair value of net identifiable assets acquired (refer below)	367
Licence Agreement	2,794
Deferred Tax Liability	(838)
	2,323

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount	Fair Value
	$'000	$'000
Property, plant and equipment	348	348
Inventories	24	24
Employee benefit liabilities, including superannuation	(5)	(5)
	367	**367**

30 EARNINGS PER SHARE

	Consolidated	
	2007 Cents	2006 Cents
Basic Earnings per share	**5.6**	29.1
Diluted Earnings per share	**5.6**	29.1
Weighted average number of ordinar shares outstanding during the yea	**21,777,692**	21,771,764
Profit from continuing operations	**1,212,000**	6,332,000

Basic earnings per share is determined by dividing the profit from ordinary activities after income tax attributable to members of Sydney Attractions Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

Options

During the year no options were issued in accordance with the Sydney Aquarium Option Plan.

Annexure B

(clause 7.5 of Part 1)

SAQ's announcements to ASX made from 28 August 2007

Annexure to Bidder's statement

SydneyAttractionsGroup

Analysts Presentation
30 June 2007

Kevin Bush
CEO

While the SWW development has adversely affected earnings in year one, it has created substantial ongoing value and will become a major contributor to group earnings

Group results for the year ended	30-Jun-07	30-Jun-06	% change Total	% change Excluding SWW
Visitation	2,376	1,935	23%	2%
Revenue	51,141	41,332	24%	4%
EBITDA	12,315	13,229	(7%)	(1%)
DA	6,525	3,859	69%	3%
EBIT	5,790	9,370	(38%)	(3%)
Interest	4,218	1,179	258%	34%
EBT	1,572	8,191	(81%)	(8%)
Tax	360	1,859		
NPAT	1,212	6,332	(81%)	

Visitation & revenue flat across the existing attractions with...

	Visitation			Revenue		
	30-Jun-07	30-Jun-06	% change	30-Jun-07	30-Jun-06	% change
SAQ	1,222	1,227	(0%)	27,183	26,959	1%
SWW	398	0		8,295	0	
STO	635	619	3%	11,304	11,254	0%
SKY	22	16	38%	1,894	1,195	58%
MOW	75	73	3%	1,841	1,924	(4%)
KOG	24			624		
	2,376	**1,935**	**23%**	**51,141**	**41,332**	**24%**

underlying growth in international visitation offset by continued weakening of domestic visitation (both Sydney and Interstate)


1,400
1,200
1,000
800
600
400
200
0
SAQ - Dom.
SAQ - Int.
STO - Dom.
STO - Int.
Total - Dom,
Total - Int.
FY06
FY07

Margins on SAQ & STO stable; first full year of SKY

	EBITDA			EBITDA margins	
	30-Jun-07	30-Jun-06	% change	30-Jun-07	30-Jun-06
SAQ	14,264	14,324	(0%)	52%	53%
SWW	(1,915)	(232)		-23%	n/a
STO	1,594	1,488	7%	14%	13%
SKY	380	(1,035)		20%	-87%
MOW	30	64	(53%)	2%	3%
KOG	161			26%	n/a
Holding coy.	(2,199)	(1,380)	59%	-4%	-3%
	12,315	**13,229**	**(7%)**	**24%**	**32%**

Most importantly cash flow from operating activities is higher than cash flow in prior year

The above statements of change in equity should be read in conjunction with the a

Cash flow statements
For the year ended 30 June 2007

	Note	Consolidated 2007 $'000	Consolidated 2006 $'000
Cash flows from operating activities			
Receipts from customers (inclusive of GST)		55,528	50,209
Payments to suppliers and employees (inclusive of GST)		(42,424)	(37,969)
		13,104	12,240
Dividends received		-	-
Interest received		92	29
Interest and other costs of finance paid (net)		(4,219)	(1,124)
Income taxes paid (net)		(775)	(3,198)
Net cash inflow from operating activities		8,202	7,947
Cash flows from investing activities			
Payments for property, plant and equipment		(14,457)	(5,207)
Proceeds from sale of plants and equipment		-	25
Other capital expenditure		-	(25,461)
Payment for purchase business assets, net of cash acquired	34	(1,974)	-
Loans (drawn) / repaid by related companies		-	-
Net cash (outflow)/inflow from investing activities		(16,431)	(30,643)
Cash flows from financing activities			
Proceeds from issue of shares and other equity securities		30	30
Loan drawdown of finance facility		12,290	30,030
Repayment of finance facility		(2,800)	(1,600)
Repayment of vendor loan		(8)	(105)
Lease liabilities drawn /(repaid)		63	(15)
Dividends paid to company's shareholders		(1,089)	(6,095)
Net cash inflow from financing activities		8,486	22,245
Net increase / (decrease) in cash and cash equivalents		257	(451)
Cash and cash equivalents at the beginning of the financial year		274	725

Sydney Wildlife World

- Slower ramp up than expected has been factored into budgeted visitation for FY 2008
- Positive cash flow contribution
- Continued development through the year and listened to customers and key stakeholders
  - Interactivity, educational, entertaining
  - Night tours, walk through exhibits, animals handlers
- Excellent referral rate, likelihood to revisit and brand awareness

Expected results for FY 2008

- NPAT of between $5.5m and $6.5m
- Visitation of over 2.5m across the 3 volume brands – SAQ; STO; SWW
- Review of marketing and sales strategies
  - TVC & PR
- Operational and management restructure
  - productivity, customer experience, product quality
  - cost savings as move from construction, acquisition & launch to consolidation and management stage

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

5 September 2007

VILLAGE ROADSHOW ANNOUNCES INTENTION TO MAKE CASH OFFER TO ACQUIRE SYDNEY ATTRACTIONS GROUP

- Announcement of intention by Village Roadshow Limited ("VRL") to make a cash offer of $6.01 per share to acquire all of the outstanding shares it does not currently own in Sydney Attractions Group Limited ("SAQ")
- Intended offer will provide shareholders of SAQ an opportunity to exit an underperforming investment at an attractive price
- Intended offer price represents an attractive multiple of SAQ's earnings
  - Represents FY2007 EBITDA and P/E multiples of 16.1x and 108.0x, respectively
  - Represents an FY2008 P/E multiple of 21.8x based on the mid-point net profit guidance of $5.5m - $6.5m provided by SAQ management

Overview of the Offer

VRL today announced an intention to make a cash offer of $6.01 per share for all of the shares it does not own in SAQ. VRL currently owns 19.96% of the issued shares of SAQ.

SAQ operates attractions in Sydney including Sydney Aquarium, Sydney Tower OzTrek, Skywalk and the recently opened Wildlife World.

The intended offer values SAQ at $197.9m, including $67.1m of SAQ's net debt[1], and implies EBITDA and P/E multiples of 16.1x and 108.0x, respectively, based on SAQ's FY2007 reported earnings, and a P/E multiple of 21.8x based on the mid-point of FY2008 net profit guidance of $5.5m - $6.5m provided by SAQ management.

VRL Chief Executive Officer, Graham Burke, said "Our intended offer will provide SAQ shareholders with the opportunity to realise full and fair value for their shares at an attractive multiple of SAQ's earnings."

VRL's intended offer price represents a premium of 6.6% to SAQ's 30 day volume weighted average share price up to the close of trading on 4 September 2007.

Mr. Burke said, "SAQ's shares are highly illiquid and, we believe, the current share price already reflects expectations of impending corporate activity and a takeover premium. Accordingly, in determining our intended offer price, we have paid close attention to SAQ's fundamental value rather than its share trading statistics in an illiquid market.

[1] SAQ reported net debt as at 30 June 2007.

The multiples implied by our offer represent a significant premium to SAQ's listed peers including Macquarie Leisure Trust Group, MFS Living and Leisure Group, and Amalgamated Holdings Limited which trade on FY2007 EBITDA multiples of 12.1x, 8.8x and 7.3x, respectively."

For the year ended 30 June 2007, SAQ reported a 7% decline in EBITDA to $12.3m and an 81% decline in net profit to $1.2m.

Mr. Burke said "SAQ is at a critical point given the ongoing difficulties and heightened competitive pressures it faces. As theme park and attractions operators, we are more confident of being able to deliver the required result with direct control rather than as a passive investor."

"If VRL acquires SAQ, we will undertake a detailed review of SAQ's operations to identify initiatives to improve performance. We believe that some of these initiatives may be more challenging for SAQ to implement itself, given its high gearing and therefore more constrained financial capacity to invest in the business," said Mr. Burke.

The proposed acquisition will be financed through existing cash reserves and undrawn bank facilities.

Review of SAQ's Performance

In January 2006, VRL acquired a 14.93% shareholding in SAQ for $7.50 per share. At the time, consensus expectations for SAQ's EBITDA and net profit for FY2007 were $24.9m and $9.9m[2], respectively, and SAQ management had forecast 1.2m visitors on an annual basis to Wildlife World. The $7.50 price implied FY2007 EBITDA and P/E multiples of approximately 9.1x and 16.6x, respectively.

On 28 August 2007, SAQ reported its results for the year ended 30 June 2007, with actual EBITDA of $12.3m and net profit of $1.2m. Wildlife World reported actual attendances of 398,000, which equates to approximately 515,000 visitors on an annualised basis.

More broadly, SAQ's results have demonstrated a significant decline in earnings and margins compared to prior years.

Over the last five financial years SAQ's:

- EBITDA has risen marginally from $11.9m to $12.3m;
- Operating margin (EBIT/revenue) has declined from 38% to 11%;
- Net profit has declined from $6.2m to $1.2m;
- Basic EPS has declined from 28.8 cps to 5.6 cps;
- Dividends per share has declined from 28 cents to 5 cents;
- Net debt at 30 June has increased from $6.2m to $67.1m; and
- Interest cover (EBIT/net interest) has declined from 21.0x to 1.4x.

In VRL's opinion, these disappointing results have not been properly reflected in SAQ's share price performance, due partly to takeover speculation arising from VRL's presence on SAQ's share register, and as a result of VRL acquiring a further 5.03% of SAQ's shares in June and July 2007 at prices between $5.71 and $6.01 per share.

[2] Source: Reuters mean consensus estimates as at 31 December 2005

Terms of the Offer

Under the intended offer, SAQ shareholders will receive $6.01 per share in cash valuing SAQ's equity at approximately $130.9m and the enterprise (inclusive of net debt) at approximately $197.9m.

VRL's offer will be conditional upon the receipt of acceptances that, together with VRL's existing 19.96% stake, would result in VRL being entitled to at least 50% of the shares in VRL. Other conditions to VRL's offer are set out in Attachment A.

SAQ's announced dividend of $0.05 per share will correspondingly reduce the offer price for SAQ shareholders registered as such on the 19 October 2007 record date.

Further details of the terms of VRL's offer will be outlined in the Bidder's Statement intended to be lodged with the Australian Securities & Investment Commission next week.

VRL is being advised by Merrill Lynch International (Australia) Limited and Minter Ellison Lawyers.

Media Contact:

Cosway Australia

Mark Rudder	Tony Boyd
0411 362 362	0408 723 763

Appendix A – Proposed Conditions of VRL's Offer for SAQ

The proposed conditions of the offer (which will operate as conditions subsequent solely for the benefit of VRL) are set out below. Subject to the *Corporations Act 2001* (Cth), VRL will reserve the right to declare the offer free from all or any one or more of the conditions.

(a) Minimum acceptance condition

Before the end of the offer period, VRL and its associates have relevant interests in at least 50% (by number) of all issued SAQ shares.

(b) Prescribed Occurrences

That between the announcement date and the end of the offer period, none of the following occurrences happens:

(i) SAQ converts all or any of its shares into a larger or smaller number of shares in accordance with section 245H of the Corporations Act;

(ii) SAQ or a subsidiary of SAQ resolves to reduce its share capital in any way;

(iii) SAQ or a subsidiary of SAQ enters into a buy-back agreement or resolves to approve the terms of a buy-back agreement under section 257C or 257D of the Corporations Act;

(iv) SAQ or a subsidiary of SAQ issues shares, or grants an option over its shares, or agrees to issue shares or grant an option over its shares, with the exception of any issue of shares as a result of:

(A) the exercise of options on issue as at the announcement date; or

(B) participation by holders of SAQ shares in SAQ's dividend reinvestment plan as it exists on the announcement date;

(v) SAQ or a subsidiary of SAQ issues, or agrees to issue, convertible notes;

(vi) SAQ or a subsidiary of SAQ disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) SAQ or a subsidiary of SAQ charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) SAQ or a subsidiary of SAQ resolves to be wound up;

(ix) a liquidator or provisional liquidator of SAQ or a subsidiary of SAQ is appointed;

(x) a court makes an order for the winding up of SAQ or of a subsidiary of SAQ;

(xi) an administrator of SAQ, or of a subsidiary of SAQ, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) SAQ or a subsidiary of SAQ executes a deed of company arrangement;

(xiii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of SAQ or of a subsidiary of SAQ.

(c) Material adverse change

That between the announcement date and the end of the offer period, no fact, matter, event, circumstance, change or condition occurs, is announced, discovered or becomes known to VRL which has or could reasonably be expected to have a materially adverse effect on the business, assets, liabilities, financial position, performance, material contracts (taken as a whole), profitability or prospects of SAQ, or any of its subsidiaries

(except for such facts, matters, events, circumstances, changes or conditions disclosed to ASX by SAQ prior to the announcement date).

For these purposes a 'material adverse effect' includes without limitation a material downgrade (when compared with SAQ's net profit after tax for the year ended 30 June 2007) in SAQ's net profit after tax for, or forecast or projected for, any period ending after 30 June 2007.

(d) Additional rights acquired

That no person has or would have because of:

(i) VRL acquiring or offering to acquire SAQ shares; or

(ii) VRL selling SAQ shares or an asset of SAQ or a subsidiary of SAQ after acquiring SAQ shares,

an actual or contingent right to:

(iii) acquire an asset of SAQ or a subsidiary of SAQ under an agreement; or

(iv) procure SAQ or a subsidiary of SAQ to dispose of, or to offer to dispose of, an asset under an agreement, where the aggregate unencumbered value of the asset exceeds $2 million; or

(v) receive a benefit derived from an asset of SAQ or a subsidiary of SAQ.

(e) No restraining action

During the offer period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a public authority;

(ii) no action or investigation is announced, commenced, or threatened by any public authority; and

(iii) no application is made to any public authority (other than an application by VRL or any company within VRL group),

in consequence of, or in connection with, the bid (other than a determination by ASIC or the Takeovers Panel in exercise of powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the bid or completion of any transaction contemplated by this bidder's statement or rights of VRL in respect of SAQ and SAQ shares to be acquired under the bid or otherwise, or seeks to require divestiture by VRL of any of SAQ or any subsidiary of it.

(f) Approvals by Public Authorities

During the offer period, VRL receives all approvals which are required by law or by any public authority:

(i) to permit the offers to be made to and accepted by SAQ shareholders; or

(ii) as a result of the offers or the successful acquisition of the SAQ shares and which are necessary for the continued operation of the business of SAQ and the Subsidiaries.

(g) Ordinary course of business

Except for any proposed transaction publicly announced by SAQ on or before the announcement date or any transactions undertaken with the prior written approval of VRL, none of the following events occur during the offer period without the written consent of VRL:

(i) SAQ or any member of the SAQ group sells, transfers, surrenders, disposes of or parts with possession of, creates an interest in, gives a licence over, places under option or gives a right of first refusal with respect to any of its property or assets or an interest in any of its property or assets, or agrees to do any of those things except in the ordinary course of business;

(ii) SAQ or any member of the SAQ group acquires or gives a right or option to sell an interest in any property, assets or rights, or agrees to do any of those things, except in the ordinary course of ordinary business;

(iii) SAQ or any member of the SAQ group enters into any onerous or long term contract or commitment or incurs a contingent liability except in the ordinary course of ordinary business or agrees to do any of those things; or

(iv) a change in the conduct of the business of SAQ or any member of the SAQ group in a way that has or will have a materially adverse effect on its business, financial affairs or prospects.

(h) Conduct of SAQ's businesses

Except for any transaction undertaken with the prior written approval of VRL during the offer period, none of SAQ or a subsidiary of SAQ:

(i) declares, distributes or pays any dividend, bonus or other share of its profits or assets, with the exception of the dividend not exceeding $0.05 per SAQ share announced on 28 August 2007 with a record date to determine entitlements of 19 October 2007. Note, the dividend as announced will correspondingly reduce the offer price for SAQ shareholders registered as such on the 19 October 2007 record date;

(ii) issues or grants options over, or agrees to issue or grant options over, or otherwise makes any commitments regarding any shares or other securities, or alters its capital structure or the rights attached to any of its shares or other securities, or issues or agrees to issue any convertible notes;

(iii) makes any changes in its constitution (or other constituent documents) or passes any special resolution;

(iv) executes or gives or agrees to execute or give a mortgage, charge, lien or another encumbrance over an asset except in the ordinary course of business;

(v) borrows or agrees to borrow any money (except for temporary borrowing from its bankers in the ordinary course of ordinary business or drawdowns under existing facilities);

(vi) releases, discharges or modifies any substantial obligation owed to it by any person, firm or corporation or agrees to do so;

(vii) has appointed to its board of directors any additional director whether to fill a casual vacancy or otherwise;

(viii) enters or agrees to enter into any contract of service or varies or agrees to vary any existing contract of service with any director or senior manager, or pays or agrees to pay any termination benefit (as defined by ASX Listing Rules) or allowance to any director, or senior manager, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, senior manager (except as required by law, existing contractual arrangements or provided under any superannuation, provident or retirement scheme as in effect

on the announcement date) where the aggregate of all such payments exceeds $1 million;

(ix) incurs, commits to or brings forward time for incurring or committing, or granting to another person a right exercise of which would involve incurring or committing to any capital expenditure or liability, or foregoing any revenue, for one or more related items or amounts of in aggre gate greater than $3 milli on;

(x) enters into any agreement or arrangement for the underwriting of participation by holders of SAQ shares in any dividend reinvestment plan of or adopted by SA Q;

(xi) has threatened or commenced against it any material claims or proceedings in any court or tribunal (including an application for winding up or an application for appointment of a receiver or receiver and manager); or

(xii) executes a deed of company arrangement or passes any resolution for liquidation, or has appointed to it or becomes susceptible to the appointment of an administrator, a receiver, a receiver and manager or a liquidator, or becomes subject to investigation under the Australian Securities and Investments Commission Act 2001 (Cth) or any corresponding legislation.

(i) Equal access to information

At all times during the period from the announcement date to the end of the offer period, SAQ promptly (and in any event within 2 business days) provides to VRL a copy of all information which is not generally available (within the meaning of the Corporations Act) relating to SAQ or any subsidiary of SAQ or any of their respective businesses or operations that has been provided by SAQ or any subsidiary of SAQ or any of their respective officers, employees, advisers or agents to any person other than VRL or any associate of VRL for the purpose or for purposes including the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(i) any person (together with its associates) may acquire voting power of 10% or more in SAQ or any subsidiary of SAQ (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corpor ations Act, or otherwise);

(ii) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of S AQ or of any subsidiary of SAQ; or

(iii) any person may otherwise acquire control of or merge or amalgamate with SAQ or any subsidiary of S AQ.

(j) No break fees or lock-up devices

(i) That, subject to paragraph (j)(ii) below, during the offer period none of SAQ and any body corporate which is or becomes a subsidiary of SAQ, agrees (whether conditionally or contingently) to pay or provide any benefit to any person, or to forego or otherwise reduce any payment or benefit to which it would otherwise be entitled, in connection with any person other than VRL or any associate of VRL making or agreeing to participate in, or enter into negotiations concern ing:

(A) a takeover bid for SAQ; or

(B) any other proposal to acquire any interest (whether equitable, legal, beneficial or economic) in shares in, or assets of, either or both of SAQ or its subsidiaries, or to operate either or both of SAQ or its subsidiaries as a single economic entity with another body corporate.

(ii) Paragraph (j)(i) above does not apply to a payment:

(A) for providing professional advisory services to SAQ;

(B) which is approved in writing by VRL;

(C) lawfully made to any directors, officers or employees of SAQ or any of its subsidiaries; or

(D) which is approved by a resolution passed at a general meeting of SAQ.

(k) No change of control rights

No person who is the lessor of any property occupied by SAQ or any of its subsidiaries, having any rights, being entitled to have any rights, claiming an entitlement, or expressing an intention (whether or not that intention is stated to be a final or determined decision of that person) (in all cases whether subject to conditions or not), as a result of any change of control event in respect of SAQ (including VRL acquiring SAQ shares) or a subsidiary of it, or assets of SAQ or a subsidiary of it, to:

(i) terminate or alter any contractual relations or lease between any person and SAQ or a subsidiary of SAQ (for this purpose an alteration includes without limitation the operation of a contract or lease, whether or not that altered operation is provided for under the existing terms of the contract or lease);

(ii) require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii) accelerate or adversely modify the performance of any obligations of SAQ or a subsidiary of SAQ under any agreement, contract, lease or other legal arrangement.

(l) S&P/ASX 200 Index

The S&P/ASX 200 Index does not fall below 5,664 for 3 consecutive trading days, which is approximately 10% lower than its level at the close of the last trading day prior to the announcement date.

(m) Non-existence of certain rights

No person has or will have any right (whether subject to conditions or not), as a result of VRL acquiring the SAQ shares, to acquire, or require the disposal of, or require SAQ or a subsidiary of it to offer to dispose of, any material asset (being an asset with a value of $2 million or more) of SAQ or a subsidiary of it.

(n) No action or investigation

Between the announcement date and the end of the offer period, no action or investigation is instituted or threatened by a statutory or regulatory body because of or in connection with the bid that might impose a material limitation on the ability of VRL, SAQ or any of their related bodies corporate to conduct its business or own all its assets.

(o) Force majeure

That between the announcement date and the end of the offer period, the operations of neither SAQ nor a body corporate that is or becomes a subsidiary of SAQ will have been adversely affected in a material way because of fire or other casualty or by act of God or labour, disturbance or act of public enemies or other cause beyond the control of SAQ or the body corporate.

(p) No untrue statements to ASX or ASIC

VRL does not become aware that any document filed by or on behalf of SAQ with ASX or ASIC contains a statement which is incorrect or misleading in a material particular or from which there is a material omission.

Appendix B – Overview of SAQ

SAQ directly manages and operates a portfolio of five tourism and leisure attractions in Sydney.

Sydney Aquarium

Sydney Aquarium was opened in 1998 and was the first major tourist attraction in the Darling Harbour precinct. In addition to showcasing exhibits, the Aquarium also breeds animals. The Aquarium comprises an exhibition hall, retail area, cafe and kiosk.

Sydney Tower and OzTrek

Sydney Tower takes visitors to the highest point above Sydney for a 360-degree view of the city, including the Harbour Bridge and Opera House. Visitors can see as far as the blue mountains to some of Sydney's beaches.

Manly Oceanworld

Manly Oceanworld is located on the Esplanade in Manly. The attraction underwent substantial redevelopment from 1998 to 2000 and now includes a souvenir shop and a cafe. Manly Oceanworld's main attraction is the shark dive.

Shark Dive Xtreme

Shark Dive Xtreme provides tourists with the opportunity to dive with sharks in Oceanworld's 4 million litre oceanarium.

Wildlife World

Located in Darling Harbour, the recently opened Wildlife World contains over 100 species of Australian plants and animals under the one roof.

Summary of SAQ financials

	4 Sep 2007		FY2007
Share Price	$5.68	Revenue	$51.1m
Shares on Issue	21.8m	EBITDA	$12.3m
Market Capitalisation	$123.7m	EBIT	$5.8m
Net Debt (30-Jun-07)	$67.1m	NPAT	$1.2m
Enterprise Value	$190.8m	EPS	5.6c

Further information on SAQ can be found on the company's web site at www.sydneyattractionsgroup.com.au.

SydneyAttractionsGroup

5th September 2007

Company Announcements
Australian Stock Exchange Ltd
20 Bridge Street
Sydney NSW 2000

Takeover proposal from Village Roadshow Limited.

Village Roadshow Limited ("Village") has announced an unsolicited takeover proposal for all of the shares in Sydney Attractions Group ("Sydney Attractions Group") that it does not already own. Village's proposal is a conditional all-cash offer of $6.01 for each share in Sydney Attractions Group.

Shareholders are advised to take NO ACTION in relation to Village's announcement or any document received from Village until they have received the recommendation of the Board.

The Chairman of Sydney Attractions Group, Mr Bill Wright said shareholders should recognise that the Sydney Attractions Group has developed a portfolio of high quality tourism assets that could not be replicated.

"The Sydney Aquarium continues to perform strongly and Sydney Wildlife World, which only opened to the public in September 2006, is expected to be an equally strong performer once it fully ramps up," he said

Mr. Wright said "the Directors believe that the full value of Sydney Wildlife World will become increasingly apparent, and the future performance of this asset will be a key consideration for the Board."

The Directors will consider the Village proposal once the Bidder's Statement has been received and provide a formal recommendation to all shareholders in ample time for them to make an informed decision.

Grant Samuel Corporate Finance and Mallesons Stephen Jaques have been appointed as advisers to assist the Directors in evaluating and responding to Village's proposal.

Regan Cheriton
Company Secretary

For further information, please contact:

Peter Brookes/Helen McCombie
Cannings
(02) 9252 0622

Sydney Attractions Group Limited ABN 92 008 632 764
Aquarium Pier, Darling Harbour, Sydney NSW 2000
Phone: +61 (02) 9262 2300 Fax: + 61 (02) 9299 4692

Annexure C

(clause 7.4 of Part 1)

ASIC instruments

Annexure to Bidder's statement

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 655A(1)(b) – Declaration

Under paragraph 655A(1)(b) of the *Corporations Act* 2001 ("Act"), the Australian Securities and Investments Commission ("ASIC") declares that Chapter 6 of the Act applies to the person referred to in Schedule A in relation to the securities referred to in Schedule B in the case referred to in Schedule C as if:

1. Section 617 of the Act were modified or varied by inserting after subsection 617(2) the following subsection:

   "(2A) The bid may also extend to all securities that come to be in the bid class during the offer period due to the issue of securities in the bid class pursuant to a dividend reinvestment plan announced by the target prior to the date set by the bidder under subsection 633(2)."; and

2. Section 636 of the Act were modified or varied by inserting after paragraph 636(1)(j) the following paragraph:

   "(ja) if the bid is to extend to securities that come to be in the bid class during the offer period due to the issue of securities in the bid class pursuant to a dividend reinvestment plan announced by the target prior to the date set by the bidder under subsection 633(2) (see subsection 617(2A)) – a statement to that effect."

Schedule A

Village Roadshow Limited ACN 010 672 054 ("Bidder")

Schedule B

All fully paid ordinary shares in Sydney Attractions Group Limited ACN 008 632 764 ("Target") issued by the Target:

(a) in respect of the final dividend of $0.05 per share of the Target share announced by the Target on 28 August 2007 (the record date for determining entitlements to which is 19 October 2007); and

(b) pursuant to the dividend reinvestment plan announced by the Target on 28 August 2007.

Schedule C

An off-market takeover bid for all the issued shares in the Target made pursuant to a bidder statement lodged by the Bidder and dated on or about 10 September 2007.

Dated this 7th day of September 2007

Signed by Nirangjan Nagarajah
As a delegate of the Australian Securities and Investments Commission

END